Form 10-K, Exhibit 13
period 1994-04-30
H&R BLOCK INC
filed 1994-07-29
CIK 12659

                                                                  EXHIBIT 13

                              COMMON STOCK DATA
                                           Stock Price        Cash Dividend
                                       High          Low      Paid per Share
                                      ------       ------     --------------
1993 Fiscal Year:
     Quarter ended 7/31/92            34 7/8       30 5/8           .22
     Quarter ended 10/31/92           38 1/4       32 3/8           .25
     Quarter ended 1/31/93            40 5/8       37 3/8           .25
     Quarter ended 4/30/93            42 3/8       33 1/4           .25

1994 Fiscal Year:
     Quarter ended 7/31/93            37 1/2       31 7/8           .25
     Quarter ended 10/31/93           41 1/2       35 3/4           .28
     Quarter ended 1/31/94            44 1/2       37 5/8           .28
     Quarter ended 4/30/94            48 3/4       41 3/4           .28

Traded on the New York Stock Exchange; Ticker Symbol: HRB

                                                SELECTED FINANCIAL DATA
                                                                       Year Ended April 30
                                               ---------------------------------------------------------------
                                                   1994          1993        1992         1991          1990
                                               ----------    ----------    --------    ----------     --------
FOR THE YEAR:
  Total revenues                               $1,238,677    $1,074,263    $986,109    $  925,262     $820,356
  Net earnings from continuing operations<F1>  $  163,995    $  171,017    $153,744    $  131,255     $114,435
  Net earnings                                 $  200,528    $  180,705    $162,253    $  140,108     $123,529
AT YEAR END:
  Total assets                                 $1,074,704    $1,005,834    $962,664    $1,035,781     $941,530
  Cash and marketable securities               $  620,091    $  439,526    $391,386    $  354,916     $342,717
  Long-term debt                                      -             -           -             -       $  4,937
  Stockholders' equity                         $  707,875    $  650,488    $613,713    $  573,589     $503,348
  Shares outstanding                              106,149       106,355     106,598       106,487      105,628
MEASUREMENTS:
  Per share of common stock:
   Net earnings from continuing operations<F1>      $1.54         $1.59       $1.41         $1.22        $1.07
   Net earnings                                     $1.88         $1.68       $1.49         $1.31        $1.15
   Cash dividends declared                          $1.09         $ .97       $ .85 1/2     $ .74 1/2    $ .61

  Return on total revenues                          13.2%         15.9%       15.6%         14.2%        13.9%
  Return on beginning stockholders' equity          30.8%         29.4%       28.3%         27.8%        27.7%

<F1>1994 includes a charge to earnings of $25,072, or $.24 per share, for purchased research and development in connection with the acquisition of MECA Software, Inc.  See notes to financial statements.

Data has been adjusted to give effect to the two-for-one stock split applicable to fiscal year 1991.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS

Two significant transactions occurred in fiscal 1994: the sale of the Company's wholly-owned subsidiary, Interim Services Inc., through an initial public offering and the acquisition of MECA Software, Inc. The Company's net earnings for the year include a net gain of $27.3 million, or $.26 per share, from the sale of Interim and a charge to earnings which is not deductible for income tax purposes of $25.1 million, or $.24 per share, for purchased research and development related to the acquisition of MECA Software, Inc. Interim's results are reflected as discontinued operations, and all amounts for prior periods have been similarly reported. Interim's operations contributed $.09 per share up to the date of sale compared to $.09 per share in 1993 and $.08 per share in 1992.

Consolidated revenues increased 15.3% to a record $1.239 billion, compared to $1.074 billion in 1993 and $986.1 million in 1992. Consolidated net earnings increased 11.0% to $200.5 million, compared to $180.7 million in 1993 and $162.3 million in 1992. Earnings per share increased 11.9% to $1.88 compared to $1.68 in 1993 and $1.49 in 1992.

Net earnings from continuing operations decreased 4.1% to $164.0 million, compared to $171.0 million in 1993 and $153.7 million in 1992. Earnings per share from continuing operations were $1.54 compared to $1.59 in 1993 and $1.41 in 1992. The decrease in earnings and earnings per share from continuing operations was due to a nonrecurring charge of $25.1 million, or $.24 per share, for purchased research and development.

Additional information on each of the Company's operating segments follows:

TAX SERVICES
Revenues increased 3.0% to $755.5 million, compared to $733.4 million in 1993 and $698.3 million in 1992. The increases in revenues in 1994 and 1993 over the preceding year resulted primarily from increases in tax preparation fees, electronic filing fees, and franchise royalties. In Canada, discounted return fees decreased 35.4% as compared to 1993 due to tax law changes which eliminated many discounted returns. Due to the decline in Canada, the total number of returns prepared worldwide fell fractionally from the previous year. Pretax earnings increased 3.9% to $198.7 million, compared to $191.3 million in 1993 and $183.8 million in 1992. The increase this year as compared to last year was adversely affected by a significant decrease in Canadian earnings due to the decline in refunds discounted. Pretax earnings as a percent of revenues was 26.3% this year, compared to 26.1% in 1993 and 26.3% in 1992. The increase in margins in 1994 resulted from better control of facility and supply expenses.

COMPUTER SERVICES
Revenues increased 36.3% to $429.9 million, compared to $315.4 million in 1993 and $280.9 million in 1992. The increase in each year as compared to the preceding year was due to growth in consumer and network services revenues. The consumer services customer base rose 46.1% in fiscal 1994. Network customers increased to 586 from 484 last year.

Pretax earnings increased 38.2% to $102.3 million, compared to $74.0 million in 1993 and $55.4 million in 1992. The record results were attributable primarily to the continued strong performances of the Consumer and Network divisions. The pretax margin was 23.8% this year, compared to 23.5% in 1993 and 19.7% in 1992. The increase in margins in each year over the preceding year resulted primarily from the exceptional increases in revenues which outpaced expenses, a significant portion of which are fixed.

FINANCIAL SERVICES
Revenues increased 66.3% to $42.3 million from $25.4 million last year. The increase resulted from new credit card revenues, greater fees from services provided to franchises, and the personal finance software revenues of MECA Software, Inc. from date of acquisition.

Pretax earnings decreased 13.9% to $8.7 million from $10.1 million in 1993. The decrease was due to losses from the personal finance software business attributable to development expenses associated with software updates, and start-up costs associated with credit card operations.

OTHER SERVICES
Results in 1994 represent the operations of the personal tax software business of MECA Software, Inc. from date of acquisition.

INVESTMENT INCOME
Investment income increased 1.4% to $15.3 million, compared to $15.0 million in 1993 and $20.1 million in 1992. The increase was due to more funds available for investment, particularly in the fourth quarter due to the sale of Interim, although yields were slightly lower than last year. The decrease in 1993 reflected lower interest rates, partially offset by more funds available for investment.

CORPORATE & ADMINISTRATIVE EXPENSES
The corporate and administrative pretax loss increased 14.8% to $16.7 million, compared to $14.6 million in 1993 and $12.5 million in 1992. The increase in 1994 as compared to 1993 resulted primarily from increases in legal and employee benefits expenses and lower miscellaneous income. The increase in 1993 as compared to 1992 resulted from increases in employee compensation and benefits.

INCOME TAX EXPENSE
The effective tax rate for continuing operations increased to 42.1%, compared to 38.0% in 1993 and 37.7% in 1992. The increase in 1994 as compared to 1993 resulted from a one percent increase in the federal income tax rate and the charge for purchased research and development which is not deductible for income tax purposes. The increase in 1993 as compared to 1992 was due to a decrease in tax exempt income.

In August, 1993, the Clinton Administration enacted the Omnibus Budget Reconciliation Act of 1993. Its provisions increase the federal statutory income tax rate from 34% to 35% and allow for deduction from taxable income goodwill amortization arising from certain business acquisitions. This legislation increased the Company's effective tax rate, but management anticipates a slight decrease in the long-term as goodwill amortization related to certain future business acquisitions will be deductible.

EFFECTS OF INFLATION
The effects of inflation on the Company's operations were not significant during 1994, 1993 or 1992.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF LIQUIDITY AND CAPITAL RESOURCES

The Company's financial position remains strong with cash and marketable securities of $620.1 million at April 30, 1994, compared to $439.5 million and $391.4 million at the end of 1993 and 1992, respectively. The significant increase in cash and marketable securities in 1994 as compared to 1993 is due to the net proceeds from the sale of Interim of $188.5 million, and from the repayment of the term loan from Interim of $30.0 million, partially offset by a reduction in borrowings. Stockholders' equity at April 30, 1994, 1993, and 1992 was $707.9 million, $650.5 million and $613.7 million, respectively.

The Company maintains seasonal lines of credit to support short-term borrowing facilities in the United States and Canada. The balance of these lines fluctuates according to the amount of borrowing outstanding during each respective year. United States borrowings are utilized by Block Financial Corporation (BFC) to purchase interests in a trust to which certain Refund Anticipation Loans (RALs) made by Mellon Bank (DE) National Association are sold. BFC purchased an interest of just under 50% in those RALs subject to its agreement with Mellon. RALs are loans made by financial institutions that are expected to be retired by an income tax refund. BFC financed these purchases through short-term borrowing in the third and fourth quarters of fiscal 1994 and 1993. Canadian borrowings are utilized to purchase refunds due its clients. The client assigns to the Company the full tax refund to be issued by Revenue Canada. This program is also financed by short-term borrowing, with maturities ranging from 30 to 90 days. Net accounts receivable at April 30, 1994 and 1993 include amounts due from Revenue Canada of $28.5 million and $95.3 million, respectively. Collections occur substantially in the last month of the fiscal year and the first quarter of the subsequent fiscal year.

The Company also maintains a year-round $100 million line of credit to support various financial activities conducted by BFC.

The Company has historically generated sufficient funds to provide for the off-season working capital needs of the Company's largest segment which experiences losses for the period May through December, capital investments, and the operating and expansion needs of its subsidiaries, where applicable, while also enabling the Company to maintain a strong dividend policy and provide cash for acquisition requirements. Management believes that the

Company will continue to generate sufficient capital internally to finance its investment program and normal working capital requirements. However, the Company will continue to use short-term financing in the United States to finance RAL activity and various other financial activities conducted by BFC and in Canada to finance the Canadian refund discount program.

In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This Statement addresses the accounting and reporting for certain investments in debt and equity securities by requiring such investments to be classified in held-to-maturity, available-for-sale or trading categories. It is effective for the Company's financial statements for the fiscal year beginning May 1, 1994. The Company intends to categorize all of its marketable securities as available-for-sale. Had the Company adopted this Statement as of April 30, 1994, stockholders' equity would have increased by approximately $5.5 million net of taxes, representing the aggregate excess market value over carrying value for the Company's marketable securities. Net earnings for the fiscal year ended April 30, 1994 would have been unchanged.

The Company announced in December 1993 its intention to repurchase from time to time up to 10 million of its shares on the open market. Other than the possible repurchase of the Company's common stock, there are no material commitments for capital investments as of April 30, 1994.

CONSOLIDATED STATEMENTS OF EARNINGS
Amounts in thousands, except per share amounts
                                                                                             Year Ended April 30
                                                                                   --------------------------------------
                                                                                       1994           1993         1992
                                                                                   ----------     ----------     --------
Revenues:
  Service revenues                                                                 $1,118,566     $  956,534     $865,914
  Royalties                                                                            96,766         92,529       90,024
  Investment income                                                                    15,256         15,038       20,089
  Other income                                                                          8,089         10,162       10,082
                                                                                   ----------     ----------     --------
                                                                                    1,238,677      1,074,263      986,109
                                                                                   ----------     ----------     --------
Expenses:
  Employee compensation and benefits                                                  404,367        369,476      359,745
  Occupancy and equipment                                                             242,391        203,350      174,863
  Marketing and advertising                                                            60,783         47,118       44,869
  Supplies, freight and postage                                                        60,182         53,470       62,362
  Other                                                                               162,698        124,955       97,483
  Purchased research and development                                                   25,072            -            -
                                                                                   ----------     ----------     --------
                                                                                      955,493        798,369      739,322
                                                                                   ----------     ----------     --------

Earnings from continuing operations before taxes                                      283,184        275,894      246,787

Taxes on earnings                                                                     119,189        104,877       93,043

NET EARNINGS FROM CONTINUING OPERATIONS                                               163,995        171,017      153,744

Net earnings from discontinued operations (less applicable taxes of $8,706,
  $9,688 and $8,964)                                                                    9,268          9,688        8,509

Net gain on sale of discontinued operations (less applicable taxes of $16,711)         27,265            -            -
                                                                                   ----------     ----------     --------
NET EARNINGS                                                                       $  200,528     $  180,705     $162,253
                                                                                   ==========     ==========     ========

Earnings per share from continuing operations                                           $1.54          $1.59        $1.41
                                                                                        =====          =====        =====

Earnings per share                                                                      $1.88          $1.68        $1.49
                                                                                        =====          =====        =====

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
Amounts in thousands, except share data
                                                                                    April 30,      April 30,
                                                                                      1994           1993
                                                                                   ----------     ----------
ASSETS
CURRENT ASSETS:
  Cash (including certificates of deposit of $23,519 and $36,074)                  $   41,343     $   43,417
  Marketable securities                                                               473,043        291,347
  Receivables, less allowance for doubtful accounts of $12,744 and $12,000            165,858        228,691
  Prepaid expenses                                                                     19,551         26,483
                                                                                   ----------     ----------
    Total current assets                                                              699,795        589,938
                                                                                   ----------     ----------
INVESTMENTS AND OTHER ASSETS:
  Investments in marketable securities                                                105,705        104,762
  Excess of cost over fair value of net tangible assets acquired,
    less accumulated amortization of $43,429 and $36,249                               67,679        125,628
  Other                                                                                36,301         37,120
                                                                                   ----------     ----------
                                                                                      209,685        267,510
Property and Equipment, at cost less accumulated
  depreciation and amortization of $192,481 and $172,444                              165,224        148,386
                                                                                   ----------     ----------
                                                                                   $1,074,704     $1,005,834
                                                                                   ==========     ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Notes payable                                                                    $      -       $   37,167
  Accounts payable, accrued expenses and deposits                                     160,592        132,321
  Accrued salaries, wages and payroll taxes                                            55,195         53,495
  Accrued taxes on earnings                                                           120,425        106,943
                                                                                   ----------     ----------
    Total current liabilities                                                         336,212        329,926

Other Noncurrent Liabilities                                                           30,617         25,420

STOCKHOLDERS' EQUITY:
  Common stock, no par, stated value $.01 per share:
    authorized 200,000,000 shares                                                       1,089          1,089
  Additional paid-in capital                                                           90,552        101,038
  Retained earnings                                                                   719,724        643,757
                                                                                   ----------     ----------
                                                                                      811,365        745,884
  Less cost of common stock in treasury                                               103,490         95,396
                                                                                   ----------     ----------
                                                                                      707,875        650,488
                                                                                   ----------     ----------
                                                                                   $1,074,704     $1,005,834
                                                                                   ==========     ==========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Amounts in thousands
                                                                                                     Year Ended April 30
                                                                                             -----------------------------------
                                                                                                1994        1993         1992
                                                                                             ----------  ----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings                                                                               $  200,528  $  180,705   $  162,253
  Adjustments to reconcile net earnings to net cash provided:
    Depreciation and amortization                                                                57,117      54,698       44,262
    Provision for deferred taxes on earnings                                                     (2,735)     (2,915)      (2,778)
    Gain on sale of subsidiaries                                                                (27,265)        -           (328)
    Purchased research and development                                                           25,072         -             -
    Other noncurrent liabilities                                                                  5,197       4,276        4,392
  Changes in assets and liabilities net of effects of purchase and disposition of subsidiaries:
    Receivables                                                                                   2,284      43,171      114,455
    Prepaid expenses                                                                               (412)     (4,619)       2,798
    Net assets of discontinued operations                                                       (17,370)        -            -
    Accounts payable, accrued expenses and deposits                                              31,000      56,593       13,250
    Accrued salaries, wages and payroll taxes                                                    14,659      (6,672)      (1,913)
    Accrued taxes on earnings                                                                      (300)     19,278        8,226
                                                                                             ----------  ----------   ----------
     NET CASH PROVIDED BY OPERATING ACTIVITIES                                                  287,775     344,515      344,617
                                                                                             ----------  ----------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of marketable securities                                                         (1,522,609) (1,198,102)    (860,260)
  Maturities of marketable securities                                                         1,339,970   1,179,903      800,569
  Purchases of property and equipment, net                                                      (83,744)    (71,921)     (55,789)
  Excess of cost over fair value of net tangible assets acquired, net of cash acquired          (46,570)    (10,981)     (12,224)
  Proceeds from sale of subsidiaries                                                            188,500         -         14,000
  Proceeds from term loan to former subsidiary                                                   30,000         -            -
  Other, net                                                                                    (24,198)    (13,241)      (4,410)
                                                                                             ----------  ----------   ----------
     NET CASH USED IN INVESTING ACTIVITIES                                                     (118,651)   (114,342)    (118,114)
                                                                                             ----------  ----------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayments of notes payable                                                                (2,435,254) (1,717,226)    (901,698)
  Proceeds from issuance of notes payable                                                     2,398,087   1,653,061      779,495
  Dividends paid                                                                               (115,451)   (103,462)     (91,842)
  Payments to acquire treasury shares                                                           (68,899)    (94,763)     (86,505)
  Proceeds from stock options exercised                                                          50,319      62,158       55,810
  Other, net                                                                                        -           -         (4,984)
                                                                                             ----------  ----------   ----------
     NET CASH USED IN FINANCING ACTIVITIES                                                     (171,198)   (200,232)    (249,724)
                                                                                             ----------  ----------   ----------

  Net increase (decrease) in cash                                                                (2,074)     29,941      (23,221)
  Cash at beginning of the year                                                                  43,417      13,476       36,697
                                                                                             ----------  ----------   ----------
  Cash at end of the year                                                                    $   41,343  $   43,417   $   13,476
                                                                                             ==========  ==========   ==========

                                                                                                       Year Ended April 30
                                                                                             -----------------------------------
                                                                                                1994        1993         1992
                                                                                             ----------  ----------   ----------
(continued)
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Income taxes paid                                                                          $  131,124  $   98,202   $   84,597
  Interest paid                                                                                   4,169       5,933        5,786



See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All material intercompany transactions and balances have been eliminated.

MARKETABLE SECURITIES
Marketable securities consist of municipal bonds and notes stated at amortized cost, marketable equity securities stated at the lower of aggregate cost or market value, and other investments stated at cost. Aggregate net unrealized loss related to noncurrent marketable equity securities, if applicable, is included in stockholders' equity. The cost of marketable securities sold is determined on the specific identification method and realized gains or losses are reflected in earnings.

In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This Statement addresses the accounting and reporting for certain investments in debt and equity securities by requiring such investments to be classified in held-to-maturity, available-for-sale, or trading categories. It is effective for the Company's financial statements for the fiscal year beginning May 1, 1994. The Company intends to categorize all of its marketable securities as available-for-sale. Had the Company adopted this Statement as of April 30, 1994, stockholders' equity would have increased by approximately $5.5 million net of taxes, representing the aggregate excess market value over carrying value for the Company's marketable securities. Net earnings for the fiscal year ended April 30, 1994 would have been unchanged.

FOREIGN CURRENCY TRANSLATION
Assets and liabilities of the Company's foreign branches and subsidiaries are translated into U.S. dollars at exchange rates prevailing at the end of the year. Revenue and expense transactions are translated at the average of exchange rates in effect during the period. Translation gains and losses are recorded directly to stockholders' equity.

EXCESS OF COST OVER FAIR VALUE OF NET TANGIBLE ASSETS ACQUIRED
The excess of cost of purchased subsidiaries, operating offices and franchises over the fair value of net tangible assets acquired is being amortized over periods of up to 40 years on a straight-line basis.

DEPRECIATION AND AMORTIZATION
Buildings and equipment are depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are amortized over the period of the respective lease using the straight-line method.

REVENUE RECOGNITION
Service revenues are recorded in the period in which the service is performed. The Company records franchise royalties, based upon the contractual percentages of franchise revenues, in the period in which the franchise provides the service.

TAXES ON EARNINGS
The Company and its subsidiaries file a consolidated Federal income tax return on a calendar year basis. Therefore, the current liability for taxes on earnings recorded in the balance sheet at each year-end consists principally of taxes on earnings for the period January 1 to April 30 of the respective year. Deferred taxes, which are not material, are provided for temporary differences between financial and tax reporting, which consist principally of amortization of accounting method changes (for tax purposes), differences between accrual and cash basis accounting, deferred compensation, and depreciation.

Prior to May 1, 1993, taxes on earnings were determined under Accounting Principles Board Opinion Number 11, whereby the income tax provision was calculated using the deferred method. Effective May 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which provides for the recognition of deferred tax assets and liabilities for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The cumulative effect of the change in method as of May 1, 1993 was not material.

EARNINGS PER SHARE
Earnings per share are computed based on the weighted average number of common and common equivalent shares outstanding during the respective years (106,769,000 in 1994, 107,644,000 in 1993, and 109,154,000 in 1992). Earnings
per share assuming full dilution have not been shown as there would be no material dilution.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash.

DISCLOSURE REGARDING FINANCIAL INSTRUMENTS
For purposes of disclosing the estimated fair value of marketable securities, the Company uses quoted market prices obtained primarily from published sources. For all other financial instruments, including certificates of deposit and notes payable, the carrying value is considered to approximate fair value due to the relatively short maturity of the respective instruments.

MARKETABLE SECURITIES
The cost, market value and carrying value of marketable securities at April 30, 1994 and 1993 are summarized below:

                                            1994                                  1993
                             ---------------------------------     ---------------------------------
                                                      Carrying                              Carrying
                               Cost        Market      Value         Cost       Market       Value
                             --------     --------    --------     --------    --------     --------
CURRENT:
Municipal bonds and notes    $239,057     $238,258    $238,092     $151,469    $151,142     $150,981
Other short-term investments  234,952      234,960     234,951      140,366     140,346      140,366
                             --------     --------    --------     --------    --------     --------
                              474,009      473,218     473,043      291,835     291,488      291,347
                             --------     --------    --------     --------    --------     --------
NONCURRENT:
Municipal bonds                94,501       94,014      92,154       94,297      97,039       90,952
Preferred stock                 1,511        1,795       1,511        1,921       2,213        1,921
Common stock                    7,479       14,766       7,479        7,334      16,247        7,334
Other long-term investments     4,561        3,912       4,561        4,555       4,594        4,555
                             --------     --------    --------     --------    --------     --------
                              108,052      114,487     105,705      108,107     120,093      104,762
                             --------     --------    --------     --------    --------     --------
                             $582,061     $587,705    $578,748     $399,942    $411,581     $396,109
                             ========     ========    ========     ========    ========     ========

The net unrealized gain on long-term equity securities at April 30, 1994 and 1993 of $7,571 and $9,205, respectively, represents all unrealized gains. Net realized gains or losses on investments during 1994, 1993 and 1992 were a gain of $307, a loss of $123, and a gain of $2,034, respectively.

PROPERTY AND EQUIPMENT
A summary of property and equipment follows:

                                                            April 30
                                                      ---------------------
                                                        1994         1993
                                                      --------     --------
Land                                                  $  6,060     $  5,698
Buildings                                               30,027       33,440
Equipment                                              293,573      254,445
Leasehold improvements                                  28,045       27,247
                                                      --------     --------
                                                       357,705      320,830
Less accumulated depreciation and amortization         192,481      172,444
                                                      --------     --------
                                                      $165,224     $148,386
                                                      ========     ========

Depreciation and amortization expense for 1994, 1993 and 1992 amount to $52,091, $43,522, and $32,045, respectively.

OTHER NONCURRENT LIABILITIES
The Company has a deferred compensation plan which permits directors and certain management employees to defer portions of their compensation and earn interest on the deferred amounts. The salaries, together with Company matching of deferred salaries, have been accrued, and the only expenses related to this plan are the Company match and the interest on the deferred amounts, which are not material to the financial statements. Included in Other Noncurrent Liabilities is $22,854 at the end of 1994 and $22,192 at the end of 1993 to reflect the liability under this plan. The Company purchased whole-life insurance contracts on the related directors and employees to recover distributions made or to be made under the plan, and has recorded the cash surrender value of the policies in Other Assets. If all the assumptions regarding mortality, interest rates, policy dividends, and other factors are realized, the Company will ultimately realize its full investment plus a factor for the use of its money.

STOCKHOLDERS' EQUITY
Changes in the components of stockholders' equity during the three years ended April 30, 1994 are summarized below:

                                               Common stock      Additional                      Treasury stock
                                          --------------------     paid-in     Retained     -----------------------
                                             Shares     Amount     capital     earnings       Shares       Amount
                                          -----------   ------     -------     --------     ----------    ---------
Balances at May 1, 1991                   107,792,080   $1,078     $90,234    $507,278      (1,305,212)  ($  25,001)
Net earnings for the year                         -        -           -       162,253             -            -
Stock options exercised                     1,058,619       11      26,795         -         1,430,210       29,004
Unrealized loss on translation                    -        -           -        (3,312)            -            -
Acquisition of treasury shares                    -        -           -           -        (2,500,000)     (86,505)
Stock issued for acquisition                  122,000      -         3,720         -               -            -
Cash dividends paid - $.851/2 per share           -        -           -       (91,842)            -            -
Balances at April 30, 1992                108,972,699    1,089     120,749     574,377      (2,375,002)    ( 82,502)

Net earnings for the year                         -        -           -       180,705             -            -
Stock options exercised                           -        -       (19,711)        -         2,387,407       81,869
Unrealized loss on translation                    -        -           -        (7,863)            -            -
Acquisition of treasury shares                    -        -           -           -        (2,629,868)     (94,763)
Cash dividends paid - $.97 per share              -        -           -      (103,462)            -            -
Balances at April 30, 1993                108,972,699    1,089     101,038     643,757      (2,617,463)     (95,396)

Net earnings for the year                         -        -           -       200,528             -            -
Stock options exercised                           -        -       (10,486)        -         1,677,674       60,805
Unrealized loss on translation                    -        -           -        (9,110)            -            -
Acquisition of treasury shares                    -        -           -           -        (1,883,816)     (68,899)
Cash dividends paid - $1.09 per share             -        -           -      (115,451)            -            -
Balances at April 30, 1994                108,972,699   $1,089     $90,552    $719,724      (2,823,605)   ($103,490)

STOCK OPTION PLANS

The Company has three stock option plans: the 1993 Long-Term Executive Compensation Plan, the 1989 Stock Option Plan for Outside Directors, and a plan for eligible seasonal employees. The 1993 plan was approved by the shareholders in September 1993 to replace the 1984 Long-Term Executive Compensation Plan, which terminated at that time except with respect to outstanding awards thereunder. Under the 1993 and 1989 plans, options may be granted to selected employees and outside directors to purchase the Company's common stock for periods not exceeding ten years at a price that is not less than 100 percent of fair market value on the date of grant. The options are exercisable each year starting one year from the date of grant, or on a cumulative basis at the annual rate of 33 1/3 percent of the total number of optional shares.

The plan for eligible seasonal employees, as amended, provided for the granting of options on June 30, 1994, 1993 and 1992 at the market price on the date of the grant. The options are exercisable during September in each of the two years following the calendar year of grant.

Changes during the years ended April 30, 1994, 1993 and 1992 under these plans were as follows:

                                                     1994             1993           1992
                                                  ----------       ----------     ----------
Options outstanding, beginning of year             3,901,373        4,835,777      4,479,702
Options granted                                    2,410,317        2,327,340      3,121,632
Options exercised                                 (1,677,674)      (2,387,407)    (2,488,829)
Options which expired                             (1,095,675)        (874,337)      (276,728)
Options outstanding, end of year                   3,538,341        3,901,373      4,835,777

Shares exercisable, end of year                    2,807,255        2,958,418      3,669,567

Shares reserved for future grants, end of year    18,417,233       12,736,987     14,189,990

Options prices per share:
  Exercised during the year                     $5.515-35.75     $5.515-28.75    $1.77-27.50
  Outstanding, end of year                      $5.515-44.00    $5.515-35.375   $5.515-33.75

SHAREHOLDER RIGHTS PLAN
On July 14, 1988, the Company's Board of Directors adopted a shareholder rights plan to deter coercive or unfair takeover tactics and to prevent a potential acquiror from gaining control of the Company without offering a fair price to all of the Company's stockholders. The plan was amended by the Board of Directors on May 9, 1990 and on September 11, 1991. Under the plan, a dividend of one right (a "Right") per share was declared and paid on each share of the Company's Common Stock outstanding on July 25, 1988. As to shares issued after such date, rights will automatically attach to them after their issuance.

Under the plan, as amended, registered holders of each Right may purchase from the Company one two-hundredths of a share of a new class of the Company's Participating Preferred Stock, without par value, at a price of $60.00, subject to adjustment, when the Rights become exercisable. They become exercisable when a person or group of persons acquires 10% or more of the outstanding shares of the Company's Common Stock without the prior written approval of the Company's Board of Directors (an "Unapproved Stock Acquisition"), and after ten business days following the commencement of a tender offer that would result in an Unapproved Stock Acquisition. If a person or group of persons makes an Unapproved Stock Acquisition, the registered holder of each Right then also has the right to purchase for the exercise price of the Right a number of shares of the Company's Common Stock having a market value equal to twice the exercise price of the Right. Following an Unapproved Stock Acquisition, if the Company is involved in a merger, or 50% or more of the Company's assets or earning power are sold, the registered holder of each Right has the right to purchase for the exercise price of the Right a number of shares of the common stock of the acquiring company having a market value equal to twice the exercise price of the Right.
After an Unapproved Stock Acquisition, but before any person or group of persons acquires 50% or more of the outstanding shares of the Company's Common Stock, the Board of Directors may exchange all or part of the then outstanding and exercisable Rights for Common Stock at an exchange ratio of one share of Common Stock per Right. Upon any such exchange, the right of any holder to exercise a Right terminates.

The Company may redeem the Rights at a price of $.005 per Right at any time prior to an Unapproved Stock Acquisition (and after such time in certain circumstances). The Rights expire on July 25, 1998, unless extended by the Board of Directors. Until a Right is exercised, the holder thereof, as such, has no rights as a stockholder of the Company, including the right to vote or to receive dividends. The issuance of the Rights alone has no dilutive effect and does not affect reported earnings per share.

OTHER EXPENSES
Included in other expenses are the following:

                                                                 Year Ended April 30
                                                      ---------------------------------------
                                                        1994             1993           1992
                                                      -------          -------        -------
Royalties                                             $39,827          $25,326        $18,006
Bad debts                                              24,977           16,312         11,314
Travel and entertainment                               15,039           10,420          9,931
Taxes and licenses                                     13,285           11,033          9,722
Amortization of goodwill                                5,026            3,115          4,952
Interest                                                3,798            6,580          5,276
Legal and professional                                 14,445            9,486          4,425
Loss on sale of subsidiary                                -                -            2,324

TAXES ON EARNINGS
The components of earnings from continuing operations before taxes on earnings upon which Federal and foreign income taxes have been provided are as follows:

                                         Year Ended April 30
                                   ------------------------------
                                      1994       1993       1992
                                   --------   --------   --------
United States                      $276,329   $261,981   $231,566
Foreign                               6,855     13,913     15,221
                                   --------   --------   --------
                                   $283,184   $275,894   $246,787
                                   ========   ========   ========

Deferred income tax provisions (benefits) reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The current and deferred components of the provision for income taxes from continuing operations is comprised of the following:

                                                                Year Ended April 30
                                                   -----------------------------------------
                                                      1994             1993           1992
                                                    --------         --------       --------
Currently payable:
  Federal                                           $ 96,807         $ 80,915        $70,474
  State                                               22,091           20,736         18,734
  Foreign                                              3,026            6,141          6,613
                                                    --------         --------        -------
                                                     121,924          107,792         95,821
                                                    --------         --------        -------
Deferred:
  Capitalized research and development                   172              991         (1,473)
  Deferred compensation                               (2,319)          (1,892)          (964)
  Depreciation                                          (335)          (1,565)          (298)
  Inter-company profit upon sale of fixed assets        (257)            (539)           (31)
  Other                                                    4               90            (12)
                                                      (2,735)          (2,915)        (2,778)
                                                    --------         --------        -------
                                                    $119,189         $104,877        $93,043
                                                    ========         ========        =======

Provision is not made for possible income taxes payable upon distribution of unremitted earnings of foreign subsidiaries.
Such unremitted earnings aggregated $71,282 at December 31, 1993. Management believes that the cost to repatriate these earnings would not be material.

The following table reconciles the U.S. Federal income tax rate to the Company's effective tax rate:

                                                                    Year Ended April 30
                                                          -------------------------------------
                                                           1994            1993            1992
                                                          -----           -----           -----
Statutory rate                                            35.0%           34.0%           34.0%
Increases (reductions) in income taxes resulting from:
  State income taxes, net of Federal income tax benefit    5.1%            5.0%            5.0%
  Foreign taxes, net of Federal income tax benefit          .2%             .5%             .6%
  Purchased research and development                       3.1%              -               -
  Nontaxable Federal income                                (.9%)          (1.1%)          (1.9%)
  Other                                                    (.4%)           (.4%)             -
Effective rate                                            42.1%           38.0%           37.7%

ACQUISITIONS
On November 24, 1993, the Company acquired MECA Software, Inc. for $45,384 in cash. The transaction was accounted for as a purchase and, accordingly, the consolidated statements of earnings includes MECA's results since the date of acquisition. The purchase price has been allocated to assets acquired and liabilities assumed based on their fair value at the date of acquisition. The excess of the purchase price over the fair value of the net tangible assets acquired was $55,978, of which $25,072 was allocated to purchased research and development, $4,900 was allocated to various other intangibles including technology, software and trademarks, and the remainder was allocated to goodwill. Goodwill and other intangibles will be amortized on a straight-line basis over their estimated useful lives of 3 to 15 years. The consolidated statements of earnings includes a charge for the purchased research and development which is not deductible for income tax purposes. The fair value of assets acquired, including intangibles, was $62,004; liabilities assumed were $16,620. Liabilities assumed in connection with the acquisition were non-cash items excluded from the consolidated statements of cash flows. Pro forma results assuming MECA had been acquired as of the beginning of the periods presented would not be materially different from reported results.
During fiscal 1994, 1993 and 1992, the Company made other acquisitions which were accounted for as purchases. Their operations, which are not material, are included in the consolidated statements of earnings.

SALE OF SUBSIDIARIES
On January 27, 1994, the Company completed the sale of its interest in its wholly-owned subsidiary, Interim Services Inc., through an initial public offering of 10,000,000 shares at $20 per share. The net proceeds from the sale and the receipt from the retirement of a term loan to Interim amounted to $218,500. The Company recorded a net gain on the sale of the stock of $27,265. Interim's results are reflected as discontinued operations, and all amounts for prior periods have been similarly reported. The net sales of Interim for fiscal years 1994, 1993 and 1992 were $399,573, $451,067 and $384,589, respectively.

On April 17, 1992, the Company sold substantially all of the operating assets of MicroSolutions, Inc. for $3,100. MicroSolutions was an operating division of CompuServe and the largest component of its Systems Integration Group. The pretax loss on the sale of $2,324 is included in other expenses.
On November 7, 1991, the Company sold substantially all of the operating assets of its wholly-owned subsidiary, Access Technology, Inc., for $14,000 in cash. The operating results of Access, which were included in the computer services segment, are reflected in the consolidated statements of earnings through date of disposition, and the gain on the sale of $2,652 is included in other income.

COMMITMENTS
Substantially all of the Company's operations are conducted in leased premises. Most of the operating leases are for a one-year period with renewal options of one to three years and provide for fixed monthly rentals. Lease commitments at April 30, 1994, for fiscal 1995, 1996, 1997, 1998 and 1999 aggregated $54,124, $44,341, $29,126, $16,115, and $5,839, respectively, with no significant commitments extending beyond that period of time. The Company's rent expense for the years 1994, 1993 and 1992 aggregated $63,655, $59,016 and $56,406, respectively.

The Company maintains a year-round $100 million line of credit to support various financial activities conducted by Block Financial Corporation.

QUARTERLY FINANCIAL DATA (UNAUDITED)
                                             Fiscal 1994 Quarter Ended                  Fiscal 1993 Quarter Ended
                                    ------------------------------------------   ----------------------------------------
                                    April 30,  Jan. 31,   Oct. 31,   July 31,    April 30, Jan. 31,  Oct. 31,    July 31,
                                      1994       1994       1993       1993        1993      1993      1992        1992
                                    --------   --------   --------   --------    --------  --------  --------    --------
Revenues                            $774,716   $229,441   $131,206   $103,314    $698,861  $190,747  $102,223    $82,432
Continuing operations:
  Earnings (loss) before provision
    for income taxes (benefits)      316,881    (11,455)    (7,867)   (14,375)    296,327     8,045   (12,024)   (16,454)
  Provision for income taxes
    (benefits)                       122,536      6,479     (3,694)    (6,132)    114,578     2,350    (5,197)    (6,854)
  Net earnings (loss)                194,345    (17,934)    (4,173)    (8,243)    181,749     5,695    (6,827)    (9,600)
Discontinued operations:
  Net earnings                           -        3,225      3,241      2,802       1,491     2,888     2,820      2,489
  Net gain on sale                       -       27,265        -          -           -         -         -          -
Net earnings (loss)                  194,345     12,556       (932)    (5,441)    183,240     8,583    (4,007)    (7,111)
Earnings (loss) per share from
  continuing operations                 1.83       (.17)      (.04)      (.08)       1.69       .05      (.06)      (.09)
Earnings (loss) per share               1.82        .12       (.01)      (.05)       1.71       .08      (.04)      (.07)

SEGMENT INFORMATION
The principal business activity of the Company is providing services to the general public and business community. It operates in the following industry segments:

TAX SERVICES
This segment is engaged in providing tax return preparation, filing and related services to the general public on a fee basis. Revenues are seasonal in nature and represent fees of company-owned offices and royalties from franchised offices.

COMPUTER SERVICES
This segment is engaged in providing computer information and networking services to corporations and individual computer owners via a proprietary data network and host servers located in Columbus and Dublin, Ohio. It is the world's largest provider of on-line services and operates the only major on-line service with worldwide membership and network reach.

FINANCIAL SERVICES
This segment provides and invests primarily in financial products for existing customers and franchises. Through the purchases of interests in a trust to which certain Refund Anticipation Loans (RALs) made by Mellon Bank (DE) National Association are sold, this segment purchases a 50% interest in RALs subject to its agreement with Mellon. It also provides services to strengthen the Tax Services franchise network. These services include loans to franchises and insurance programs. During 1994 it sponsored 45,000 credit cards to existing Tax Services and CompuServe customers under two co-branding agreements. In addition, this segment includes those operations of MECA Software, Inc. which provide personal finance software to the general public.

OTHER
This segment includes those operations of MECA Software, Inc. which provide personal tax software to the general public.

IDENTIFIABLE ASSETS
Identifiable assets are those assets, including the excess of cost over fair value of net tangible assets acquired, associated with each segment of the Company's operations. The remaining assets are classified as corporate assets and consist primarily of cash, marketable securities and corporate equipment. Identifiable assets at April 30, 1993 and 1992 do not include the assets of discontinued operations of $188,008 and $168,974, respectively, which are included in the consolidated balance sheets for the corresponding years. Information concerning the Company's operations by industry segment for the years ended April 30, 1994, 1993 and 1992, is as follows:

                                                           1994         1993           1992
                                                        ----------   ----------      --------
REVENUES:
Tax services                                            $  755,526   $  733,449      $698,308
Computer services                                          429,885      315,399       280,852
Financial services                                          42,270       25,422           -
Other                                                        8,739          -             -
                                                        ----------   ----------      --------
  Total operating revenues                               1,236,420    1,074,270       979,160
Investment income                                           15,256       15,038        20,089
Corporate                                                      186          759           771
Intersegment sales                                         (13,185)     (15,804)      (13,911)
                                                        ----------   ----------      --------
    TOTAL REVENUES                                      $1,238,677   $1,074,263      $986,109
                                                        ==========   ==========      ========
OPERATING PROFIT:
Tax services                                            $  198,719   $  191,288      $183,770
Computer services                                          102,317       74,039        55,380
Financial services                                           8,711       10,122           -
Other                                                            1          -             -
                                                        ----------   ----------      --------
  Total operating profit                                   309,748      275,449       239,150
Investment income                                           15,256       15,038        20,089
Purchased research and development                         (25,072)         -             -
Unallocated corporate and administrative expenses          (16,748)     (14,593)      (12,452)
                                                        ----------   ----------      --------
    EARNINGS FROM CONTINUING OPERATIONS BEFORE TAXES    $  283,184   $  275,894      $246,787
                                                        ==========   ==========      ========
DEPRECIATION AND AMORTIZATION:
Tax services                                            $   24,899   $   24,858      $ 20,373
Computer services                                           29,876       21,437        16,308
Financial services                                           1,147          -             -
Other                                                        1,130          -             -
Corporate                                                       65          342           316
                                                        ----------   ----------      --------
    TOTAL DEPRECIATION AND AMORTIZATION                 $   57,117   $   46,637      $ 36,997
                                                        ==========   ==========      ========
IDENTIFIABLE ASSETS:
Tax services                                            $  104,585   $  176,727      $266,081
Computer services                                          208,469      148,814       127,055
Financial services                                         118,356          -             -
Other                                                       16,315       19,682           -
Corporate                                                  626,979      472,603       400,554
                                                        ----------   ----------      --------
    TOTAL ASSETS                                        $1,074,704   $  817,826      $793,690
                                                        ==========   ==========      ========

                                                           1994         1993           1992
                                                        ----------   ----------      --------
(continued)
CAPITAL EXPENDITURES:
Tax services                                            $   11,411   $   25,994      $ 29,374
Computer services                                           73,359       40,903        22,028
Financial services                                             354          -             -
Other                                                          261           19           -
Corporate                                                      126          289           201
                                                        ----------   ----------      --------
    TOTAL CAPITAL EXPENDITURES                          $   85,511   $   67,205      $ 51,603
                                                        ==========   ==========      ========

Prior year amounts have been reclassified to conform to the 1994 presentation.

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
H&R Block, Inc.
Kansas City, Missouri


We have audited the accompanying consolidated balance sheets of H&R Block, Inc. and subsidiaries as of April 30, 1994 and 1993, and the related consolidated statements of earnings and cash flows for each of the three years in the period ended April 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of H&R Block, Inc. and subsidiaries as of April 30, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 1994 in conformity with generally accepted accounting principles.



/s/Deloitte & Touche

Kansas City, Missouri
June 21, 1994