Form 10-K405, Exhibit 13
period 1995-04-30
H&R BLOCK INC
filed 1995-07-28
CIK 12659

                                                                  EXHIBIT 13

                              COMMON STOCK DATA
                                          Stock Price         Cash Dividend
                                       High         Low       Paid per Share
                                      ------       ------     --------------
1994 FISCAL YEAR:
     Quarter ended 7/31/93            37 1/2       31 7/8           .25
     Quarter ended 10/31/93           41 1/2       35 3/4           .28
     Quarter ended 1/31/94            44 1/2       37 5/8           .28
     Quarter ended 4/30/94            48 3/4       41 3/4           .28

1995 FISCAL YEAR:
     Quarter ended 7/31/94            44 5/8       37 1/2           .28
     Quarter ended 10/31/94           47 1/2       39               .31 1/4
     Quarter ended 1/31/95            44 3/4       33               .31 1/4
     Quarter ended 4/30/95            46 5/8       34 3/4           .31 1/4

Traded on the New York Stock Exchange; Ticker Symbol: HRB

                                    SELECTED FINANCIAL DATA
               In thousands, except per share amounts and number of shareholders
                                                                       Year Ended April 30
                                               ----------------------------------------------------------------
                                                  1995          1994          1993         1992         1991
                                               ----------    ----------    ----------    --------    ----------
FOR THE YEAR:
  Total revenues                               $1,360,318    $1,238,677    $1,074,263    $986,109    $  925,262
  Net earnings from continuing operations
    before charge for purchased research
    and development                            $  190,767    $  189,067    $  171,017    $153,744    $  131,255
  Net earnings from continuing operations<F1>  $  107,259    $  163,995    $  171,017    $153,744    $  131,255
  Net earnings<F1>                             $  107,259    $  200,528    $  180,705    $162,253    $  140,108
AT YEAR END:
  Total assets                                 $1,078,038    $1,074,704    $1,005,834    $962,664    $1,035,781
  Cash and marketable securities               $  444,981    $  620,091    $  439,526    $391,386    $  354,916
  Stockholders' equity                         $  685,865    $  707,875    $  650,488    $613,713    $  573,589
  Shares outstanding                              104,863       106,149       106,355     106,598       106,487
  Number of shareholders                           38,053        35,514        33,457      31,520        25,328
MEASUREMENTS:
  Per share of common stock:
   Net earnings from continuing operations
     before charge for purchased research
     and development                                $1.80         $1.77         $1.59       $1.41         $1.22
   Net earnings from continuing operations<F1>      $1.01         $1.54         $1.59       $1.41         $1.22
   Net earnings<F1>                                 $1.01         $1.88         $1.68       $1.49         $1.31
   Cash dividends declared                          $1.21 3/4     $1.09         $ .97       $ .85 1/2     $ .74 1/2
   Net tangible book value                          $5.79         $6.03         $4.93       $4.61         $4.28
  Return on total revenues<F2>                      14.0%         15.3%         15.9%       15.6%         14.2%
  Return on beginning stockholders' equity          15.2%         30.8%         29.4%       28.3%         27.8%

<F1>Fiscal 1995 and 1994 include charges to earnings of $83,508 ($.79 per share) and $25,072 ($.24 per share), respectively, for purchased research and development in connection with acquisitions which are not deductible for income tax purposes.  See notes to consolidated financial statements.

<F2>Before charge for purchased research and development.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS

SIGNIFICANT ITEMS
Fiscal 1995 results were affected by two significant items: the actions taken by the Internal Revenue Service (IRS) beginning in late October to reduce taxpayer fraud and a charge to earnings for purchased research and development in connection with the acquisition in April of SPRY, Inc., a leading provider of Internet products.

On October 26, 1994, the IRS announced that it would eliminate the Direct Deposit Indicator (DDI) as a result of concerns relating to fraudulent tax refund claims. Previously, the IRS used the DDI to notify the electronic filer after receiving the taxpayer's electronically filed tax return that the direct deposit of the refund would be honored. The DDI was a key element of the Refund Anticipation Loan (RAL) program because it minimized loan losses and thus encouraged participating financial institutions to make RALs under relatively favorable terms to taxpayers. RALs are loans made by financial institutions that are expected to be retired by an income tax refund. In addition to the removal of the DDI, the IRS instituted other changes during the tax season to curb fraud in the tax system. As a result of these IRS changes, more stringent criteria were adopted in the loan approval process and the cost to the consumer increased. These changes resulted in a 21% decline in the number of returns filed electronically and a 50% decline in the number of RALs processed by company-owned and franchised offices. Due to these changes, the Company's Tax Services segment experienced a decline in revenues for the first time in its forty-year history, and only the second decline in pretax earnings.

On April 4, 1995, the Company acquired SPRY, Inc. in exchange for H&R Block, Inc. Convertible Preferred Stock valued at $54.2 million, and cash, including acquisition expenses, of $41.8 million. In addition, outstanding options for SPRY, Inc. common stock were converted into options for Convertible Preferred Stock valued at $5.6 million. In connection with the acquisition, the Company recorded a charge to earnings of $83.5 million, or $.79 per share, for purchased research and development.

Fiscal 1994 results were affected by the following significant transactions: the sale of the Company's wholly-owned subsidiary, Interim Services Inc., through an initial public offering and the acquisition of MECA Software, Inc. The Company's net earnings for the year included a net gain of $27.3 million, or $.26 per share, from the sale of Interim and a charge to earnings of $25.1 million, or $.24 per share, for purchased research and development related to the acquisition of MECA Software, Inc. Interim's results are reflected as discontinued operations, and all amounts for prior periods have been similarly reported. Interim's operations in fiscal 1994 contributed $.09 per share up to the date of sale compared to $.09 per share for the entire previous year.

CONSOLIDATED RESULTS
Consolidated revenues increased 9.8% from $1.239 billion last year to a record $1.360 billion. Consolidated revenues were $1.074 billion in 1993. Consolidated net earnings decreased 46.5% from $200.5 million in 1994 to $107.3 million. Consolidated net earnings in 1993 were $180.7 million. Net earnings per share decreased to $1.01 from $1.88 in 1994 and $1.68 in 1993. However, exclusive of the charges for purchased research and development and discontinued operations, net earnings per share increased to $1.80 from $1.77 in 1994 and $1.59 in 1993.

Additional information on each of the Company's operating segments follows:

COMPUTER SERVICES
Revenues increased 35.6% from $429.9 million last year to $582.8 million this year. Revenues in 1993 were $315.4 million. The increase each year over the preceding year was due to growth in Information and Network Services' revenues. The Information Services' worldwide customer base of the company and its affiliates grew to approximately 3.2 million in 1995, compared with 1.9 million in 1994 and 1.2 million in 1993. Domestically, the customer base grew 55% to 2.1 million. Network Services' customers increased to 750 compared with 586 in 1994 and 484 in 1993.

Pretax earnings increased 46.7% from $102.3 million in 1994 to $150.1 million. Pretax earnings in 1993 were $74.0 million. The pretax margin was 25.8% this year, compared to 23.8% in 1994 and 23.5% in 1993. The record results were attributable primarily to the continued strong performances of the Information and Network Services divisions. The increase in margins each year over the preceding year resulted mainly from the exceptional increases in revenues that outpaced expenses, a significant portion of which are not directly associated with revenues.

TAX SERVICES
Revenues decreased 3.4% from $755.5 million in 1994 to $729.7 million. The decrease in revenues in 1995 was due primarily to a 31.1% decline in electronic filing fees and a 49.5% decline in RAL license fees received from participating financial institutions. The decreases resulted from IRS actions discussed earlier. Tax return preparation fees increased 5.7% to a record $517.0 million in 1995. Revenues in 1994 increased 3.0% to $755.5 million from $733.4 million in 1993. The increase in 1994 resulted primarily from greater tax preparation fees, electronic filing fees, franchise royalties and RAL bank fees.

Pretax earnings decreased 25.7% from $198.7 million in 1994 to $147.7 million. Pretax earnings in 1993 were $191.3 million. The decrease this year resulted from the decline in electronic filing revenues and greater expenses associated with changes in the electronic filing program. Pretax earnings as a percent of revenues was 20.2% this year, compared to 26.3% in 1994 and 26.1% in 1993.

FINANCIAL SERVICES
Revenues decreased 23.1% from $51.0 million last year to $39.2 million. Revenues in 1993 were $25.4 million. This segment incurred a pretax loss of $5.8 million this year compared with pretax earnings of $8.7 million in 1994 and $10.1 million in 1993. The decline in revenues and pretax earnings compared to last year resulted primarily from the decision not to make investments in RALs due to the IRS changes that increased the RAL credit risk.

INVESTMENT INCOME
Investment income increased 55.4% from $15.3 million in 1994 to $23.7 million. Investment income in 1993 was $15.0 million. Investment income in 1995 included gains of $4.9 million from the sale of securities during the fourth quarter. Exclusive of such gains, investment income increased 23.4% over last year and resulted primarily from more funds being available for investment this year, including the proceeds from the sale of Interim Services Inc. received in the fourth quarter of fiscal 1994.

CORPORATE & ADMINISTRATIVE EXPENSES
The corporate and administrative pretax loss decreased 27.0% from $16.7 million in 1994 to $12.2 million. The pretax loss in 1993 was $14.6 million. The decrease in 1995 compared to 1994 resulted from the allocation of certain employee benefit expenses to operating segments and reduced discretionary corporate expenses related to community welfare. The increase in 1994 compared with 1993 resulted from higher legal and employee benefits expenses and lower miscellaneous income.

INCOME TAX EXPENSE
The effective tax rate increased to 51.2%, compared to 42.1% in 1994 and 38.0% in 1993. The increase in 1995 compared to 1994 resulted from a charge for purchased research and development that is not deductible for income tax purposes. The increase in 1994 compared to 1993 resulted from a one percent increase in the federal income tax rate and a charge for purchased research and development.

EFFECTS OF INFLATION
The effects of inflation on the Company's operations were not significant during 1995, 1994 or 1993.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF LIQUIDITY AND CAPITAL RESOURCES

The Company's financial position remains strong, with cash and marketable securities of $445.0 million at April 30, 1995, compared to $620.1 million and $439.5 million at the end of 1994 and 1993, respectively. The significant increase in cash and marketable securities in 1994 as compared to 1993 was due to the net proceeds from the sale of Interim Services Inc. of $188.5 million, and from the repayment of the term loan from Interim of $30.0 million. This repayment was partially offset by a reduction in borrowing compared to 1993. Stockholders' equity at April 30, 1995, 1994 and 1993 was $685.9 million, $707.9 million and $650.5 million, respectively.

The Company maintains lines of credit to support short-term borrowing facilities in the United States and Canada. The balance of these lines fluctuates according to the amount of borrowing outstanding during each respective year. Prior to 1995, Block Financial Corporation (BFC) used borrowings to purchase an interest in a trust to which certain Refund Anticipation Loans (RALs) made by Mellon Bank (DE) National Association were sold. BFC purchased an interest of just under 50% in those RALs subject to its agreement with Mellon. BFC financed these purchases through short-term borrowing in the third and fourth quarters of fiscal years 1994 and 1993. Canadian borrowings are used each year to purchase refunds due Tax Services' clients. Clients assign to the company the full tax refund to be issued by Revenue Canada. Maturities of short-term borrowing range from 30 to 90 days. Net accounts receivable at April 30, 1995 and 1994 include amounts due from Revenue Canada of $16.4 million and $28.5 million, respectively. Collections occur substantially in the last month of the fiscal year and the first quarter of the subsequent fiscal year.

The Company also maintains a year-round $100 million line of credit to primarily support the funding of credit card receivables by BFC. At April 30, 1995, net credit card receivables amounted to $122.5 million, and commercial paper outstanding amounted to $49.4 million.

The Company has historically generated sufficient funds to provide for the off-season working capital needs of the tax services segment, which experiences losses for the period May through December, capital investments, the operating and expansion needs of its subsidiaries, cash for acquisitions and the maintenance of a strong dividend policy. Management believes that the Company will continue to generate sufficient funds internally to finance its investment program and normal working capital requirements. However, the Company will continue to use short-term financing in the United States to finance temporary liquidity needs and various financial activities conducted by BFC, and in Canada to finance the Canadian refund discount program.

The Company announced in December 1993 its intention to repurchase from time to time up to ten million of its shares on the open market. During 1995, the Company repurchased 2.9 million shares at an aggregate cost of $114.9 million. Other than the possible repurchase of additional shares of the Company's common stock, there are no material commitments for capital investments as of April 30, 1995.

CONSOLIDATED STATEMENTS OF EARNINGS
Amounts in thousands, except per share amounts
                                                                                             Year Ended April 30
                                                                                   ----------------------------------------
                                                                                      1995           1994           1993
                                                                                   ----------     ----------     ----------
REVENUES:
  Service revenues                                                                 $1,233,815     $1,118,566     $  956,534
  Royalties                                                                            92,436         96,766         92,529
  Investment income                                                                    23,703         15,256         15,038
  Other income                                                                         10,364          8,089         10,162
                                                                                   ----------     ----------     ----------
                                                                                    1,360,318      1,238,677      1,074,263
                                                                                   ----------     ----------     ----------
EXPENSES:
  Employee compensation and benefits                                                  442,504        404,367        369,476
  Occupancy and equipment                                                             295,528        242,391        203,350
  Marketing and advertising                                                            84,905         60,783         47,118
  Supplies, freight and postage                                                        71,542         60,182         53,470
  Other                                                                               162,335        162,698        124,955
  Purchased research and development                                                   83,508         25,072            -
                                                                                   ----------     ----------     ----------
                                                                                    1,140,322        955,493        798,369
                                                                                   ----------     ----------     ----------

Earnings from continuing operations before taxes on earnings                          219,996        283,184        275,894

Taxes on earnings                                                                     112,737        119,189        104,877
                                                                                   ----------     ----------     ----------
NET EARNINGS FROM CONTINUING OPERATIONS                                               107,259        163,995        171,017

Net earnings from discontinued operations (less applicable taxes of $8,706
  and $9,688)                                                                             -            9,268          9,688

Net gain on sale of discontinued operations (less applicable taxes of $16,711)            -           27,265            -
                                                                                   ----------     ----------     ----------
NET EARNINGS                                                                       $  107,259     $  200,528     $  180,705
                                                                                   ==========     ==========     ==========

EARNINGS PER SHARE FROM CONTINUING OPERATIONS                                           $1.01          $1.54          $1.59
                                                                                        =====          =====          =====

EARNINGS PER SHARE                                                                      $1.01          $1.88          $1.68
                                                                                        =====          =====          =====

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
Amounts in thousands, except share data
                                                                                    April 30,      April 30,
                                                                                      1995           1994
                                                                                   ----------     ----------
ASSETS
CURRENT ASSETS:
  Cash (including certificates of deposit of $25,781 and $23,519)                  $   90,248     $   41,343
  Marketable securities                                                               263,239        473,043
  Receivables, less allowance for doubtful accounts of $7,274 and $12,744             260,198        165,858
  Prepaid expenses                                                                     21,823         19,551
                                                                                   ----------     ----------
    Total current assets                                                              635,508        699,795

INVESTMENTS AND OTHER ASSETS:
  Investments in marketable securities                                                 91,494        105,705
  Excess of cost over fair value of net tangible assets acquired,
    less accumulated amortization of $46,770 and $43,429                               78,205         67,679
  Other                                                                                45,383         36,301
                                                                                   ----------     ----------
                                                                                      215,082        209,685
PROPERTY AND EQUIPMENT, at cost less accumulated
  depreciation and amortization of $227,056 and $192,481                              227,448        165,224
                                                                                   ----------     ----------
                                                                                   $1,078,038     $1,074,704
                                                                                   ==========     ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Notes payable                                                                    $   49,421     $      -
  Accounts payable, accrued expenses and deposits                                     145,909        160,592
  Accrued salaries, wages and payroll taxes                                            71,281         55,195
  Accrued taxes on earnings                                                            92,100        120,425
                                                                                   ----------     ----------
    Total current liabilities                                                         358,711        336,212

OTHER NONCURRENT LIABILITIES                                                           33,462         30,617

STOCKHOLDERS' EQUITY:
  Common stock, no par, stated value $.01 per share:
    authorized 200,000,000 shares                                                       1,089          1,089
  Convertible preferred stock, no par, stated value
    $.01 per share:  authorized 500,000 shares                                              4            -
  Additional paid-in capital                                                          140,578         90,552
  Retained earnings                                                                   700,423        719,724
                                                                                   ----------     ----------
                                                                                      842,094        811,365
  Less cost of common stock in treasury                                               156,229        103,490
                                                                                   ----------     ----------
                                                                                      685,865        707,875
                                                                                   ----------     ----------
                                                                                   $1,078,038     $1,074,704
                                                                                   ==========     ==========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Amounts in thousands
                                                                                                     Year Ended April 30
                                                                                             -----------------------------------
                                                                                                1995        1994         1993
                                                                                             ----------  ----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings                                                                               $  107,259  $  200,528   $  180,705
  Adjustments to reconcile net earnings to net cash provided:
    Depreciation and amortization                                                                67,684      57,117       54,698
    Provision for deferred taxes on earnings                                                      3,440      (2,735)      (2,915)
    Gain on sale of subsidiaries                                                                 (2,796)    (27,265)         -
    Purchased research and development                                                           83,508      25,072          -
    Net (gain) loss on sales of marketable securities                                            (6,664)       (307)         123
    Other noncurrent liabilities                                                                  2,845       5,197        4,276
  Changes in assets and liabilities net of effects of purchase and disposition of subsidiaries:
    Receivables                                                                                 (87,995)      2,284       43,171
    Prepaid expenses                                                                             (1,735)       (412)      (4,619)
    Net assets of discontinued operations                                                           -       (17,370)         -
    Accounts payable, accrued expenses and deposits                                             (24,994)     31,000       56,593
    Accrued salaries, wages and payroll taxes                                                    15,722      14,659       (6,672)
    Accrued taxes on earnings                                                                   (31,911)       (300)      19,278
                                                                                             ----------  ----------   ----------
     Net cash provided by operating activities                                                  124,363     287,468      344,638
                                                                                             ----------  ----------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of marketable securities                                                         (1,904,653) (1,522,609)  (1,198,102)
  Maturities of marketable securities                                                         1,837,584     891,299      626,315
  Sales of marketable securities                                                                299,702     448,978      553,465
  Purchases of property and equipment, net                                                     (123,337)    (83,744)     (71,921)
  Excess of cost over fair value of net tangible assets acquired, net of cash acquired          (47,773)    (46,570)     (10,981)
  Proceeds from sale of subsidiaries                                                              5,195     188,500          -
  Proceeds from term loan to former subsidiary                                                      -        30,000          -
  Other, net                                                                                     (5,856)    (24,198)     (13,241)
                                                                                             ----------  ----------   ----------
     Net cash provided by (used in) investing activities                                         60,862    (118,344)    (114,465)
                                                                                             ----------  ----------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayments of notes payable                                                                (1,856,873) (2,435,254)  (1,717,226)
  Proceeds from issuance of notes payable                                                     1,906,294   2,398,087    1,653,061
  Dividends paid                                                                               (128,838)   (115,451)    (103,462)
  Payments to acquire treasury shares                                                          (114,900)    (68,899)     (94,763)
  Proceeds from stock options exercised                                                          57,997      50,319       62,158
                                                                                             ----------  ----------   ----------
     Net cash used in financing activities                                                     (136,320)   (171,198)    (200,232)
                                                                                             ----------  ----------   ----------

  Net increase (decrease) in cash                                                                48,905      (2,074)      29,941
  Cash at beginning of the year                                                                  41,343      43,417       13,476
                                                                                             ----------  ----------   ----------
  Cash at end of the year                                                                    $   90,248  $   41,343   $   43,417
                                                                                             ==========  ==========   ==========

                                                                                                      Year Ended April 30
                                                                                             -----------------------------------
                                                                                                1995        1994         1993
                                                                                             ----------  ----------   ----------
(continued)
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Income taxes paid                                                                          $  141,062  $  131,124   $   98,202
  Interest paid                                                                                   4,064       4,169        5,933



See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Dollars in thousands, except share data

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All material intercompany transactions and balances have been eliminated.

RECLASSIFICATIONS: Prior year amounts have been reclassified to conform to the 1995 presentation.

MARKETABLE SECURITIES: On May 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This Statement addresses the reporting for debt and equity securities by requiring such investments to be classified in held-to-maturity, available-for-sale or trading categories. All marketable debt and equity securities were classified as available-for-sale securities on the date of adoption, and are carried at market value, based on quoted prices, with unrealized gains and losses included in stockholders' equity. The adoption of the Statement resulted in an increase in stockholders' equity of $5,526, net of taxes. In accordance with the Statement, prior years' financial statements have not been restated.

For marketable securities held at April 30, 1994, municipal bonds and notes are stated at amortized cost, marketable equity securities are stated at the lower of aggregate cost or market value and other investments are stated at cost.

The cost of marketable securities sold is determined on the specific identification method and realized gains and losses are reflected in earnings.

FOREIGN CURRENCY TRANSLATION: Assets and liabilities of the Company's foreign branches and subsidiaries are translated into U.S. dollars at exchange rates prevailing at the end of the year. Revenue and expense transactions are translated at the average of exchange rates in effect during the period. Translation gains and losses are recorded directly to stockholders' equity.

EXCESS OF COST OVER FAIR VALUE OF NET TANGIBLE ASSETS ACQUIRED: The excess of cost of purchased subsidiaries, operating offices and franchises over the fair value of net tangible assets acquired is being amortized over periods of up to 40 years on a straight-line basis.

DEPRECIATION AND AMORTIZATION: Buildings and equipment are depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are amortized over the period of the respective lease using the straight-line method.

REVENUE RECOGNITION: Service revenues are recorded in the period in which the service is performed. The Company records franchise royalties, based upon the contractual percentages of franchise revenues, in the period in which the franchise provides the service.

NOTES PAYABLE: The Company uses short-term borrowings to finance temporary liquidity needs and various financial activities conducted by its subsidiaries. The weighted average interest rate of notes payable at April 30, 1995 was 6.1%.

TAXES ON EARNINGS: The Company and its subsidiaries file a consolidated federal income tax return on a calendar year basis. Therefore, the current liability for taxes on earnings recorded in the balance sheet at each year-end consists principally of taxes on earnings for the period January 1 to April 30 of the respective year. Deferred taxes, which are not material, are provided for temporary differences between financial and tax reporting, which consist principally of amortization of accounting method changes (for tax purposes), differences between accrual and cash basis accounting, deferred compensation and depreciation.

Prior to May 1, 1993, taxes on earnings were determined under Accounting Principles Board Opinion Number 11, whereby the income tax provision was calculated using the deferred method. Effective May 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which provides for the recognition of deferred tax assets and liabilities for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The cumulative effect of the change in method as of May 1, 1993 was not material.

EARNINGS PER SHARE: Earnings per share are computed based on the weighted average number of common and common equivalent shares outstanding during the respective years (105,871,000 in 1995, 106,769,000 in 1994 and
107,644,000 in 1993). Earnings per share assuming full dilution have not been shown as there would be no material dilution.

CONSOLIDATED STATEMENTS OF CASH FLOWS: For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash.

DISCLOSURE REGARDING FINANCIAL INSTRUMENTS: The carrying values reported in the balance sheet for certificates of deposit, receivables, notes payable, accrued liabilities and accrued taxes on earnings approximate fair market value due to the relatively short-term nature of the respective instruments.

MARKETABLE SECURITIES
The amortized cost and market value of marketable securities at April 30, 1995 and 1994 are summarized below:

                                                  1995                                              1994
                              --------------------------------------------      --------------------------------------------
                                           Gross       Gross                                 Gross       Gross
                              Amortized  Unrealized  Unrealized    Market       Amortized  Unrealized  Unrealized    Market
                                Cost       Gains       Losses      Value          Cost       Gains       Losses      Value
                              --------     ------      ------     --------      --------     -------     ------     --------
CURRENT:
Municipal bonds and notes     $ 88,894     $  310      $   94     $ 89,110      $238,092     $   266     $  100     $238,258
U.S. Government obligations     52,091         48         -         52,139           -           -          -            -
Other equity investments        49,100        -           -         49,100       118,263           5        -        118,268
Other debt investments          72,830         61           1       72,890       116,688           4        -        116,692
                              --------     ------      ------     --------      --------     -------     ------     --------
                               262,915        419          95      263,239       473,043         275        100      473,218
                              --------     ------      ------     --------      --------     -------     ------     --------
NONCURRENT:
Municipal bonds                 82,702      1,676       1,325       83,053        92,154       3,176      1,316       94,014
Preferred stock                  2,737        245         131        3,018         1,511         415        131        1,795
Common stock                     1,511        396         115        1,625         7,479       7,287        -         14,766
Other equity investments         3,488        -           692        2,796         4,561         -          649        3,912
Other debt investments             999          3         -          1,002           -           -          -            -
                              --------     ------      ------     --------      --------     -------     ------     --------
                                91,437      2,320       2,263       91,494       105,705      10,878      2,096      114,487
                              --------     ------      ------     --------      --------     -------     ------     --------
                              $354,352     $2,739      $2,358     $354,733      $578,748     $11,153     $2,196     $587,705
                              ========     ======      ======     ========      ========     =======     ======     ========

All marketable securities at April 30, 1995 are classified as available-for-sale. Proceeds from the sales of available-for-sale securities were $299,702, $448,978 and $553,465 during 1995, 1994 and 1993, respectively. Gross realized gains on those sales during 1995, 1994 and 1993 were $7,014, $393 and $24, respectively; gross realized losses were $350, $86 and $147, respectively.

Contractual maturities of available-for-sale debt securities at April 30, 1995 are presented below. Since expected maturities differ from contractual maturities due to the issuers' rights to prepay certain obligations or the seller's rights to call certain obligations, the first call date, put date or auction date for municipal bonds and notes is considered the contractual maturity date.
                                       Amortized     Market
                                         Cost         Value
                                       --------     --------
  Within one year                      $213,815     $214,139
  After one year through five years      36,184       37,444
  After five years through ten years     47,517       46,611
                                       --------     --------
                                       $297,516     $298,194
                                       ========     ========

PROPERTY AND EQUIPMENT
A summary of property and equipment follows:

                                                            April 30
                                                      ---------------------
                                                        1995         1994
                                                      --------     --------
Land                                                  $  7,116     $  6,060
Buildings                                               50,625       30,027
Equipment                                              367,420      293,573
Leasehold improvements                                  29,343       28,045
                                                      --------     --------
                                                       454,504      357,705
Less accumulated depreciation and amortization         227,056      192,481
                                                      --------     --------
                                                      $227,448     $165,224
                                                      ========     ========

Depreciation and amortization expense for 1995, 1994 and 1993 amount to $62,809, $52,091, $43,522, respectively.

OTHER NONCURRENT LIABILITIES
The Company has a deferred compensation plan which permits directors and certain management employees to defer portions of their compensation and earn interest on the deferred amounts. The salaries, together with Company matching of deferred salaries, have been accrued, and the only expenses related to this plan are the Company match and the interest on the deferred amounts, which are not material to the financial statements. Included in Other Noncurrent Liabilities is $27,029 at the end of 1995 and $22,854 at the end of 1994 to reflect the liability under this plan. The Company purchased whole-life insurance contracts on the related directors and employees to recover distributions made or to be made under the plan and has recorded the cash surrender value of the policies in Other Assets. If all the assumptions regarding mortality, interest rates, policy dividends and other factors are realized, the Company will ultimately realize its full investment plus a factor for the use of its money.

STOCKHOLDERS' EQUITY
Changes in the components of stockholders' equity during the three years ended April 30, 1995 are summarized below:

                                                                   Convertible
                                               Common stock      preferred stock   Additional                    Treasury stock
                                          --------------------   ---------------    paid-in     Retained     ----------------------
                                             Shares     Amount   Shares   Amount    capital     earnings       Shares       Amount
                                          -----------   ------   ------   ------    --------    --------     -----------  ---------
Balances at May 1, 1992                   108,972,699   $1,089      -     $  -      $120,749    $574,377     (2,375,002)  $ (82,502)
Net earnings for the year                         -        -        -        -           -       180,705            -           -
Stock options exercised                           -        -        -        -       (19,711)        -        2,387,407      81,869
Unrealized loss on translation                    -        -        -        -           -        (7,863)           -           -
Acquisition of treasury shares                    -        -        -        -           -           -       (2,629,868)    (94,763)
Cash dividends paid - $.97 per share              -        -        -        -           -      (103,462)           -           -
                                          -----------   ------  -------   ------     -------    --------     ----------    --------
Balances at April 30, 1993                108,972,699    1,089      -        -       101,038     643,757     (2,617,463)    (95,396)

Net earnings for the year                         -        -        -        -           -       200,528            -           -
Stock options exercised                           -        -        -        -       (10,486)        -        1,677,674      60,805
Unrealized loss on translation                    -        -        -        -           -        (9,110)           -           -
Acquisition of treasury shares                    -        -        -        -           -           -       (1,883,816)    (68,899)
Cash dividends paid - $1.09 per share             -        -        -        -           -      (115,451)           -           -
                                          -----------   ------  -------   ------    --------    --------     ----------    --------
Balances at April 30, 1994                108,972,699    1,089      -        -        90,552     719,724     (2,823,605)   (103,490)

Net earnings for the year                         -        -        -        -           -       107,259            -           -
Stock options exercised                           -        -        -        -        (4,164)        -        1,624,843      62,161
Unrealized gain on translation                    -        -        -        -           -         2,043            -           -
Acquisition of treasury shares                    -        -        -        -           -           -       (2,910,900)   (114,900)
Stock issued for acquisition                      -        -    401,768        4      54,190         -              -           -
Cumulative effect of change in accounting
  for marketable securities, net of taxes         -        -        -        -           -         5,526            -           -
Change in net unrealized gain on
  marketable securities                           -        -        -        -           -        (5,291)           -           -
Cash dividends paid - $1.21 3/4 per share         -        -        -        -           -      (128,838)           -           -
                                          -----------   ------  -------   ------    --------    --------     ----------   ---------
Balances at April 30, 1995                108,972,699   $1,089  401,768   $    4    $140,578    $700,423     (4,109,662)  $(156,229)
                                          ===========   ======  =======   ======    ========    ========     ==========   =========

The Company is authorized to issue 6,000,000 shares of Preferred Stock, without par value. At April 30, 1995, the Company had 5,598,232 shares of authorized but unissued Preferred Stock. Of the unissued shares, 600,000 shares have been designated as Participating Preferred Stock in connection with the Company's shareholder rights plan.

On March 8, 1995, the Board of Directors authorized the issuance of a series of 500,000 shares of nonvoting Preferred Stock designated as Delayed Convertible Preferred Stock, without par value. On April 4, 1995, 401,768 shares of Delayed Convertible Preferred Stock were issued to certain share-holders of SPRY, Inc. in connection with the Company's acquisition of such corporation. Each share of Delayed Convertible Preferred Stock is convertible on or after April 5, 1998 into four shares of Common Stock of the Company, subject to adjustment upon certain events. The holders of the Delayed Convertible Preferred Stock are not entitled to receive dividends paid in cash, property or securities and, in the event of any dissolution, liquida-tion or winding-up of the Company, will share ratably with the holders of

Common Stock then outstanding in the assets of the Company after any distri-bution or payments are made to the holders of Participating Preferred Stock or the holders of any other class or series of stock of the Company with preference over the Common Stock.

STOCK OPTION PLANS
The Company has three stock option plans: the 1993 Long-Term Executive Compensation Plan, the 1989 Stock Option Plan for Outside Directors and a plan for eligible seasonal employees. The 1993 plan was approved by the shareholders in September 1993 to replace the 1984 Long-Term Executive Compensation Plan, which terminated at that time except with respect to outstanding awards thereunder. Under the 1993 and 1989 plans, options may be granted to selected employees and outside directors to purchase the Company's Common Stock for periods not exceeding ten years at a price that is not less than 100 percent of fair market value on the date of grant. A majority of the options are exercisable each year starting one year after the date of grant, or on a cumulative basis at the annual rate of 33 1/3 percent of the total number of option shares. Other options are exercisable commencing three years after the date of grant on a cumulative basis in annual increments of 60%, 20% and 20% of the total number of option shares.

The plan for eligible seasonal employees, as amended, provided for the grant of options on June 30, 1995, 1994 and 1993 at the market price on the date of the grant. The options are exercisable during September in each of the two years following the calendar year of grant.

Changes during the years ended April 30, 1995, 1994 and 1993 under these plans were as follows:

                                                   1995             1994            1993
                                               -------------    ------------    -------------
Options outstanding, beginning of year             3,538,341       3,901,373        4,835,777
Options granted                                    3,912,763       2,410,317        2,327,340
Options exercised                                 (1,624,203)     (1,677,674)      (2,387,407)
Options which expired                               (961,087)     (1,095,675)        (874,337)
Options outstanding, end of year                   4,865,814       3,538,341        3,901,373

Shares exercisable, end of year                    2,727,540       2,807,255        2,958,418

Shares reserved for future grants, end of year    15,465,557      18,417,233       12,736,987

Options prices per share:
  Exercised during the year                     $5.515-39.25    $5.515-35.75     $5.515-28.75
  Outstanding, end of year                     $6.9525-44.00    $5.515-44.00    $5.515-35.375

In connection with the acquisition of SPRY, Inc., outstanding options to purchase SPRY, Inc. common stock under an employee stock option plan were converted on April 4, 1995 into options to purchase 51,828 shares of the Company's Convertible Preferred Stock. All options to purchase Convertible Preferred Stock, with exercise prices ranging from $9.54 to $19.08, were outstanding at April 30, 1995.

SHAREHOLDER RIGHTS PLAN
On July 14, 1988, the Company's Board of Directors adopted a shareholder rights plan to deter coercive or unfair takeover tactics and to prevent a potential acquiror from gaining control of the Company without offering a fair price to all of the Company's stockholders. The plan was amended by the Board of Directors on May 9, 1990, September 11, 1991, and May 10, 1995. Under the plan, a dividend of one right (a "Right") per share was declared and paid on each share of the Company's Common Stock outstanding on July 25, 1988. As to shares issued after such date, rights will automatically attach to them after their issuance.

Under the plan, as amended, registered holders of each Right may purchase from the Company one two-hundredths of a share of a new class of the Company's Participating Preferred Stock, without par value, at a price of $60.00, subject to adjustment, when the Rights become exercisable. They become exercisable when a person or group of persons acquires beneficial ownership of 10% or more of the outstanding shares of the Company's Common Stock without the prior written approval of the Company's Board of Directors (an "Unapproved Stock Acquisition"), and after ten business days following the commencement of a tender offer that would result in an Unapproved Stock Acquisition. If a person or group of persons makes an Unapproved Stock Acquisition, the registered holder of each Right then also has the right to purchase for the exercise price of the Right a number of shares of the Company's Common Stock having a market value equal to twice the exercise price of the Right. Following an Unapproved Stock Acquisition, if the Company is involved in a merger, or 50% or more of the Company's assets or earning power are sold, the registered holder of each Right has the right to purchase for the exercise price of the Right a number of shares of the common stock of the surviving or purchasing company having a market value equal to twice the exercise price of the Right.

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

OTHER EXPENSES
Included in other expenses are the following:

                                                                 Year Ended April 30
                                                      ---------------------------------------
                                                        1995             1994           1993
                                                      -------          -------        -------
Royalties                                             $59,027          $39,827        $25,326
Bad debts                                              13,619           24,977         16,312
Travel and entertainment                               19,470           15,039         10,420
Taxes and licenses                                      8,915           13,285         11,033
Amortization of goodwill                                4,875            5,026          3,115
Interest                                                4,060            3,798          6,580
Legal and professional                                 15,271           14,445          9,486

TAXES ON EARNINGS
The components of earnings from continuing operations before taxes on earnings upon which federal and foreign income taxes have been provided are as follows:
                                         Year Ended April 30
                                   ------------------------------
                                     1995       1994       1993
                                   --------   --------   --------
United States                      $213,122   $276,329   $261,981
Foreign                               6,874      6,855     13,913
                                   --------   --------   --------
                                   $219,996   $283,184   $275,894
                                   ========   ========   ========

Deferred income tax provisions (benefits) reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The current and deferred components of the provision for income taxes from continuing operations is comprised of the following:

                                                               Year Ended April 30
                                                   -----------------------------------------
                                                      1995            1994            1993
                                                   ---------        --------        --------
Currently payable:
  Federal                                          $ 92,620         $ 96,807        $ 80,915
  State                                              13,424           22,091          20,736
  Foreign                                             3,253            3,026           6,141
                                                   --------         --------        --------
                                                    109,297          121,924         107,792
                                                   --------         --------        --------
Deferred:
  Capitalized research and development                  (27)             172             991
  Deferred compensation                                (469)          (2,319)         (1,892)
  Depreciation                                        3,828             (335)         (1,565)
  Intercompany profit upon sale of fixed assets         756             (257)           (539)
  Other                                                (648)               4              90
                                                   --------         --------        --------
                                                      3,440           (2,735)         (2,915)
                                                   --------         --------        --------
                                                   $112,737         $119,189        $104,877
                                                   ========         ========        ========

Provision is not made for possible income taxes payable upon distribution of unremitted earnings of foreign subsidiaries.
Such unremitted earnings aggregated $59,279 at December 31, 1994. Management believes that the cost to repatriate these earnings would not be material.

The following table reconciles the U.S. federal income tax rate to the Company's effective tax rate:

                                                                    Year Ended April 30
                                                          -------------------------------------
                                                           1995            1994            1993
                                                          -----           -----           -----
Statutory rate                                            35.0%           35.0%           34.0%
Increases (reductions) in income taxes resulting from:
  State income taxes, net of federal income tax benefit    4.0%            5.1%            5.0%
  Foreign taxes, net of federal income tax benefit          .3%             .2%             .5%
  Purchased research and development                      13.3%            3.1%              -
  Nontaxable federal income                               (1.8%)           (.9%)          (1.1%)
  Other                                                     .4%            (.4%)           (.4%)
                                                          ----            ----            ----
Effective rate                                            51.2%           42.1%           38.0%
                                                          ====            ====            ====

ACQUISITIONS
On April 4, 1995, the Company acquired SPRY, Inc. for $41,785 in cash and issued Convertible Preferred Stock valued at $54,194. In addition, outstanding options for SPRY, Inc. common stock were converted into options for Convertible Preferred Stock valued at $5,641. The transaction was accounted for as a purchase and, accordingly, the consolidated statements of earnings includes SPRY's operations from the date of acquisition. In connection with the purchase, the Company acquired certain intangible assets, including software technology, tradenames and an assembled workforce totalling $11,656. These intangibles will be amortized on a straight-line basis over five years. The Company also acquired research and development projects related to SPRY's next product generation. These projects represent SPRY's research and development efforts prior to the merger, which had not yet reached the stage of technological feasibility and had no alternative future use; thus, the ultimate revenue generating capability of these projects was uncertain. The purchased research and development was valued at $83,508 using a discounted, risk-adjusted future income approach. The consolidated statements of earnings includes a charge for the purchased research and development which is not deductible for income tax purposes. The fair value of assets acquired, including intangibles, was $106,371; liabilities assumed were $4,751. Liabilities assumed and the Convertible Preferred Stock and stock options issued were non-cash items excluded from the consolidated statements of cash flows.

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

During fiscal 1995, 1994 and 1993, the Company made other acquisitions which were accounted for as purchases. Their operations, which are not material, are included in the consolidated statements of earnings. Pro forma results assuming MECA and SPRY had been acquired as of the beginning of the periods presented would not be materially different from reported results.

SALE OF SUBSIDIARIES
On June 30, 1994, the Company sold the stock of its wholly-owned subsidiary, Collier-Jackson, Inc., for $5,195 in cash. The operating results of Collier-Jackson, which were included in the computer services segment, are reflected in the consolidated statements of earnings through the date of disposition, and the gain on the sale of $2,680 is included in other income.

On January 27, 1994, the Company completed the sale of its interest in its wholly-owned subsidiary, Interim Services Inc., through an initial public offering of 10,000,000 shares at $20 per share. The net proceeds from the sale and the receipt from the retirement of a term loan to Interim amounted to $218,500. The Company recorded a net gain on the sale of the stock of $27,265. Interim's results are reflected as discontinued operations, and all amounts for prior periods have been similarly reported. The net sales of Interim for fiscal years 1994 and 1993 were $399,573 and $451,067, respectively.

Subsequent to April 30, 1995, the Company sold its wholly-owned subsidiary, MECA Software, Inc., for approximately $35,000. The proceeds from the sale and the related gain are not material to the Company's consolidated financial position or results from operations. The operations of MECA Software, Inc. are included in the financial services segment.

COMMITMENTS
Substantially all of the Company's operations are conducted in leased premises. Most of the operating leases are for a one-year period with renewal options of one to three years and provide for fixed monthly rentals. Lease commitments at April 30, 1995 for fiscal 1996, 1997, 1998, 1999 and 2000 aggregated $61,540, $45,866, $30,058, $15,532 and $8,238, respectively, with no significant commitments extending beyond that period of time. The Company's rent expense for the years 1995, 1994 and 1993 aggregated $70,377, $63,655 and $59,016, respectively.

The Company maintains a year-round $100,000 line of credit to support various financial activities conducted by Block Financial Corporation.

QUARTERLY FINANCIAL DATA (UNAUDITED)

                                            Fiscal 1995 Quarter Ended                     Fiscal 1994 Quarter Ended
                                    -----------------------------------------     -----------------------------------------
                                    April 30,  Jan. 31,    Oct. 31,  July 31,     April 30,  Jan. 31,   Oct. 31,   July 31,
                                      1995       1995       1994       1994         1994       1994       1993       1993
                                    --------   --------   --------   --------     --------   --------   --------   --------
Revenues                            $774,047   $268,014   $172,857   $145,400     $774,716   $229,441   $131,206   $103,314
Continuing operations:
  Earnings (loss) before provision
    for income taxes (benefits)      213,720     13,102     (2,029)    (4,797)     316,881    (11,455)    (7,867)   (14,375)
  Provision for income taxes
    (benefits)                       110,333      5,018       (777)    (1,837)     122,536      6,479     (3,694)    (6,132)
  Net earnings (loss)                103,387      8,084     (1,252)    (2,960)     194,345    (17,934)    (4,173)    (8,243)
Discontinued operations:
  Net earnings                           -          -          -          -            -        3,225      3,241      2,802
  Net gain on sale                       -          -          -          -            -       27,265        -          -
Net earnings (loss)                  103,387      8,084     (1,252)    (2,960)     194,345     12,556       (932)    (5,441)
Earnings (loss) per share from
  continuing operations                  .97        .08       (.01)      (.03)        1.82       (.17)      (.04)      (.08)
Earnings (loss) per share                .97        .08       (.01)      (.03)        1.82        .12       (.01)      (.05)

The Company recorded a charge to earnings of $83,508 ($.79 per share) for purchased research and development in the fourth quarter in 1995.

SEGMENT INFORMATION
The principal business activity of the Company is providing services to the general public and business community. It operates in the following industry segments:

COMPUTER SERVICES: This segment is engaged in providing computer information and networking services to corporations and individual computer owners via a proprietary data network and host servers located in Columbus and Dublin, Ohio. It is the world's largest provider of on-line services and operates the only major on-line service with worldwide membership and network reach.

TAX SERVICES: This segment is engaged in providing tax return preparation, filing and related services to the general public on a fee basis. Revenues are seasonal in nature and represent fees of company-owned offices and royalties from franchised offices.

FINANCIAL SERVICES: This segment provides and invests primarily in financial services delivery technology and financial services delivered by that technology. It sponsors credit cards under two co-branding agreements to existing Tax Services and CompuServe customers. This segment also includes the operations of MECA Software, Inc. and Legal Knowledge Systems, Inc. which provide personal finance and personal tax software to the general public.

IDENTIFIABLE ASSETS: Identifiable assets are those assets, including the excess of cost over fair value of net tangible assets acquired, associated with each segment of the Company's operations. The remaining assets are classified as corporate assets and consist primarily of cash, marketable securities and corporate equipment.

Identifiable assets at April 30, 1993 do not include the assets of discontinued operations of $188,008 which are included in the consolidated balance sheet for the corresponding year.

Information concerning the Company's operations by industry segment for the years ended April 30, 1995, 1994 and 1993 is as follows:

                                                           1995         1994         1993
                                                        ----------   ----------   ----------
REVENUES:
  Computer services                                     $  582,793   $  429,885   $  315,399
  Tax services                                             729,718      755,526      733,449
  Financial services                                        39,246       51,009       25,422
  Intersegment sales                                       (15,194)     (13,185)     (15,804)
                                                        ----------   ----------   ----------
Total operating revenues                                 1,336,563    1,223,235    1,058,466
  Investment income                                         23,703       15,256       15,038
  Corporate                                                     52          186          759
                                                        ----------   ----------   ----------
TOTAL REVENUES                                          $1,360,318   $1,238,677   $1,074,263
                                                        ==========   ==========   ==========

                                                           1995         1994         1993
                                                        ----------   ----------   ----------
OPERATING PROFIT:
  Computer services                                     $  150,109   $  102,317   $   74,039
  Tax services                                             147,740      198,719      191,288
  Financial services                                        (5,826)       8,712       10,122
                                                        ----------   ----------   ----------
Total operating profit                                     292,023      309,748      275,449
  Investment income                                         23,703       15,256       15,038
  Purchased research and development                       (83,508)     (25,072)         -
  Unallocated corporate and administrative expenses        (12,222)     (16,748)     (14,593)
                                                        ----------   ----------   ----------
EARNINGS FROM CONTINUING OPERATIONS BEFORE TAXES        $  219,996   $  283,184   $  275,894
                                                        ==========   ==========   ==========
DEPRECIATION AND AMORTIZATION:
  Computer services                                     $   42,639   $   29,876   $   21,437
  Tax services                                              21,991       24,899       24,858
  Financial services                                         2,992        2,277          -
  Corporate                                                     62           65          342
                                                        ----------   ----------   ----------
TOTAL DEPRECIATION AND AMORTIZATION                     $   67,684   $   57,117   $   46,637
                                                        ==========   ==========   ==========
IDENTIFIABLE ASSETS:
  Computer services                                     $  310,039   $  208,469   $  148,814
  Tax services                                             103,099      104,585      176,727
  Financial services                                       208,391      134,671       19,682
  Corporate                                                456,509      626,979      472,603
                                                        ----------   ----------   ----------
TOTAL ASSETS                                            $1,078,038   $1,074,704   $  817,826
                                                        ==========   ==========   ==========
CAPITAL EXPENDITURES:
  Computer services                                     $   99,690   $   73,359   $   40,903
  Tax services                                              26,033       11,411       25,994
  Financial services                                         2,135          615           19
  Corporate                                                     45          126          289
                                                        ----------   ----------   ----------
TOTAL CAPITAL EXPENDITURES                              $  127,903   $   85,511   $   67,205
                                                        ==========   ==========   ==========

MANAGEMENT'S REPORT

The financial information in this Annual Report, including the consolidated financial statements, has been prepared by the management of H&R Block, Inc. Management believes that the information presented in the Annual Report is consistent with the financial statements, that the financial statements are prepared in accordance with generally accepted accounting principles, and that the financial statements do not contain material misstatements due to fraud or error. Where appropriate, the financial statements reflect management's best estimates and judgments.

Management also is responsible for maintaining a system of internal accounting controls with the objectives of providing reasonable assurance that the Company's assets are safeguarded against material loss from unauthorized use or disposition, and that authorized transactions are properly recorded to permit the preparation of accurate financial data. However, limitations exist in any system of internal controls based on a recognition that the cost of the system should not exceed its benefits. The Company believes its system of accounting controls, of which its internal auditing function is an integral part, accomplishes the stated objectives.

Deloitte & Touche LLP, independent accountants, audit H&R Block's consolidated financial statements and issue an opinion thereon. Their audits are made in accordance with generally accepted auditing standards, and include an objective, independent review of the system of internal controls to the extent necessary to express an opinion on the financial statements.

The Audit Committee of the Board of Directors, composed of outside directors, meets periodically with management, the independent accountants and the internal auditor to review matters relating to the Company's annual financial statements, internal audit activities, internal accounting controls and non-audit services provided by the independent accountants. The independent accountants and the internal auditor have full access to the Audit Committee and meet with it, both with and without management present, to discuss the scope and results of their audits including internal controls, audit and financial matters.

/s/ Thomas M. Bloch
Thomas M. Bloch
President and Chief Executive Officer

/s/ William P. Anderson
William P. Anderson
Senior Vice President
and Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
H&R Block, Inc.
Kansas City, Missouri

We have audited the accompanying consolidated balance sheets of H&R Block, Inc. and subsidiaries as of April 30, 1995 and 1994, and the related consolidated statements of earnings and cash flows for each of the three years in the period ended April 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of H&R Block, Inc. and subsidiaries as of April 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 1995, in conformity with generally accepted accounting principles.

As discussed in the notes to the consolidated financial statements, the Company changed its method of accounting for its marketable securities during the year ended April 30, 1995.


/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

Kansas City, Missouri
June 20, 1995