Form 10-K405, Exhibit 13
period 1996-04-30
H&R BLOCK INC
filed 1996-07-29
CIK 12659

                                                                      EXHIBIT 13

COMMON STOCK DATA


                                     Stock Price           Cash Dividend
                                High             Low       Paid per Share
1995 Fiscal Year:
     Quarter ended 7/31/94      44 5/8          37 1/2          .28
     Quarter ended 10/31/94     47 1/2          39              .31 1/4
     Quarter ended 1/31/95      44 3/4          33              .31 1/4
     Quarter ended 4/30/95      46 5/8          34 3/4          .31 1/4

1996 Fiscal Year:
     Quarter ended 7/31/95      42 5/8          34 1/2          .31 1/4
     Quarter ended 10/31/95     43              36 1/8          .32
     Quarter ended 1/31/96      48 7/8          31 1/2          .32
     Quarter ended 4/30/96      42 1/8          32 5/8          .32


Traded on the New York Stock Exchange; Ticker Symbol: HRB


[Logo]  Printed on recycled paper

SELECTED FINANCIAL DATA
In thousands, except per share amounts and number of shareholders

                                                                           Year Ended April 30
                                                 1996            1995                1994             1993           1992
                                             ------------     -----------         -----------     -----------     -----------
FOR THE YEAR:

Total revenues                               $  894,446       $    790,026        $   821,977     $   774,668     $   719,168
Net earnings from continuing operations
  before charge for purchased research
  and development                            $  125,089       $     97,989        $   128,124     $   126,556     $   120,423
Net earnings from continuing
  operations(1)                              $  125,089       $     97,989        $   103,052     $   126,556     $   120,423
Net earnings(1)                              $  177,168       $    107,259        $   200,528     $   180,705     $   162,253

AT YEAR END:

Total assets                                 $1,417,561       $  1,078,038        $ 1,074,704     $ 1,005,834     $   962,664
Cash and marketable securities               $  435,167       $    444,981        $   620,091     $   439,526     $   391,386
Stockholders equity                          $1,039,593       $    685,865        $   707,875     $   650,488     $   613,713
Shares outstanding                              103,417            104,863            106,149         106,355         106,598
Number of shareholders                           35,634             38,053             35,514          33,457          31,520

MEASUREMENTS:

Per share of common stock:
   Net earnings from continuing operations
    before charge for purchased research
    and development                          $     1.18       $        .92        $      1.21     $      1.18     $      1.10
   Net earnings from continuing
     operations(1)                           $     1.18       $        .92        $       .97     $      1.18     $      1.10
   Net earnings(1)                           $     1.67       $       1.01        $      1.88     $      1.68     $      1.49
   Cash dividends declared                   $     1.27 1/4   $       1.21 3/4    $      1.09     $       .97     $       .85 1/2
   Net tangible book value                   $     9.64       $       5.79        $      6.03     $      4.93     $      4.61
Return on total revenues(2)                        14.0%              12.4%              15.6%           16.3%           16.7%
Return on beginning stockholders' equity           25.8%              15.2%              30.8%           29.4%           28.3%

(1) Fiscal 1994 includes a charge to earnings from continuing operations of $25,072 ($.24 per share) for purchased research and development in connection with the acquisition of MECA Software, Inc. Fiscal 1995 includes a charge to earnings from discontinued operations of $83,508 ($.79 per share) for purchased research and development in connection with the acquisition of SPRY, Inc. See notes to consolidated financial statements.

(2)    Before charge for purchased research and development.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

SIGNIFICANT EVENTS IN FISCAL 1996
On February 20, 1996, the Company announced its intention to fully separate its wholly owned subsidiary, CompuServe Corporation ("CompuServe"). The initial phase of this separation was completed on April 19, 1996 through CompuServe's initial public offering of 18,400,000 shares of its common stock at $30.00 per share, which reduced the Company's ownership in CompuServe to just over 80%. The Company intends to distribute its remaining ownership interest in CompuServe by means of a spin-off within approximately 12 months of the initial public offering, subject to certain conditions. CompuServe's results have been reflected as discontinued operations. CompuServe contributed $.49, $.88 and $.57 per share in 1996, 1995 and 1994, respectively, exclusive of a charge of $83.5 million for purchased research and development in 1995.
   In August 1995, the Company's Board of Directors approved a series of investment initiatives for CompuServe designed to enhance its long-term competitiveness and take advantage of accelerating growth opportunities in the market for online services. These initiatives included the launch of a new consumer online service, a simplified and less expensive pricing structure, two new interfaces, infrastructure expenditures and expansion of Internet activities offered through the various online services. This undertaking reduced the Company's liquidity during 1996 and negatively impacted earnings from discontinued operations.
   On May 1, 1995, the Company sold its wholly owned subsidiary, MECA Software, Inc. ("MECA"), exclusive of its rights to publish TaxCut, for $35 million.
The sale resulted in a pretax gain of $12.4 million.

SIGNIFICANT EVENTS IN FISCAL 1995
On October 26, 1994, the IRS announced it would eliminate the Direct Deposit Indicator ("DDI") as a result of concerns relating to fraudulent tax refund claims. Previously, the IRS used the DDI to notify the electronic filer after receiving the taxpayer's electronically filed tax return that the direct deposit of the refund would be honored. The DDI was a key element of the Refund Anticipation Loan ("RAL") program because it minimized loan losses and thus encouraged participating financial institutions to make RALs under relatively favorable terms to taxpayers. RALs are loans made by financial institutions that are expected to be retired by an income tax refund. In addition to the removal of the DDI, the IRS instituted other changes during the tax season to curb possible fraud in the tax system. As a result of these IRS changes, more stringent criteria were adopted in the loan approval process and the cost to the consumer increased. These changes resulted in a 21% decline in the number of returns filed electronically and a 50% decline in the number of RALs processed by company-owned and franchised offices. Due to these changes, the Company experienced a decline in revenues for the first time in its 40-year history, and only the second decline in pretax earnings.
   On April 4, 1995, the Company acquired SPRY, Inc. ("SPRY") for total consideration of $101.6 million, including cash, Convertible Preferred Stock and options for Convertible Preferred Stock. In connection with the acquisition, the Company recorded a charge to earnings of $83.5 million, or $.79 per share, for purchased research and development. The Company contributed its investment in SPRY to CompuServe on January 30, 1996; SPRY's operations are therefore included in discontinued operations since the date of acquisition.

NEW ACCOUNTING STANDARDS
On May 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used. In connection with the adoption of this Statement, the Company recognized an impairment loss of $8.4 million, representing the amount by which the carrying value of the tax preparation software assets at Block Financial Corporation, including goodwill, exceeded the estimated fair value of those assets. The impairment loss is included in other expenses in the consolidated statements of earnings.
   The Company changed its method of accounting for direct response advertising costs to conform with the American Institute of Certified Public Accountants Statement of Position 93-7, "Reporting on Advertising Costs," effective May 1, 1995. Under this accounting method, direct response advertising costs that meet certain criteria are capitalized and amortized on a cost-pool-by-cost-pool basis over the period during which the future benefits are expected to be received. Deferred subscriber acquisition costs are being amortized over 24 months, beginning the month after such costs are incurred, with 60% amortized in the first 12 months. The net effect of the change in accounting increased net assets of discontinued operations by $96.6 million at April 30, 1996, and increased net earnings from discontinued operations by $57.3 million and net earnings per share by $.54 for the year ended April 30, 1996.
   In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," effective for transactions entered into in fiscal years beginning after December 15, 1995. This Statement requires the disclosure of the estimated fair value of stock-based compensation arrangements with employees and encourages, but does not require, the recognition of such expense. The Company does not intend to adopt the recognition provisions of this Statement. Therefore, the adoption of this Statement will have no effect on the Company's financial condition or results from operations.

1996 COMPARED TO 1995
Service revenues. Service revenues increased 14.4% to $764.6 million from $668.3 million in 1995. Tax preparation fees increased $66.6 million, or 13.1%, as a result of a 3.7% increase in the number of returns prepared by company-owned offices, with the remainder attributable to price increases. In the United States, fees from electronic filing were up $13.6 million, or 16.7%, due to a 1.6% increase in returns electronically filed by company-owned offices and an increase in state electronic filing fees, resulting from an increase in the number of states where electronic filing is offered and package pricing. Credit card revenues were up $10.9 million, or 79.3%, due to an increase in the number of accounts and related revolving balances.
   Royalties. Royalties increased 6.4% to $96.4 million from $90.6 million last year, reflecting improved results reported by franchises as a result of a 2.9% increase in the number of returns prepared by franchises, increases in pricing and greater revenues from electronic filing.
   Investment income. Investment income declined 55.8% to $10.5 million from $23.7 million in 1995, which is attributable to two factors. Less funds were available for investment this year due to strategic investments made in CompuServe, described previously. Additionally, investment income in 1995 included gains of $4.9 million from the sale of securities during the fourth quarter.
   Other income. Other income increased 207.8% to $23.0 million from $7.5 million in 1995, primarily due to the gain recorded on the sale of MECA of $12.4 million.
   Compensation and benefits. Compensation and benefits expense increased
9.9% to $366.2 million from $333.0 million last year. Tax preparation and support wages were higher by $17.2 million, or 7.5%, corresponding to an increase in tax preparation fee revenues. Field manager wages were also up $13.3 million, or 42.2%, primarily due to an increase in bonuses driven by the significant increases in the number of returns and net profits.
   Occupancy and equipment. Occupancy and equipment expense increased .8% to $141.6 million from $140.5 million last year. Office rent, including commissions paid to department stores, increased $4.9 million, or 6.8%. This increase was principally offset by a decrease in fees paid to CompuServe for electronic transmission of tax returns by $3.0 million, or 27.3%.
   Marketing and advertising. Marketing and advertising expense increased
3.2% to $57.1 million from $55.3 million last year. In the United States, television, print and media advertising for tax related services increased 15.2%, while marketing associated with credit cards and tax preparation software decreased.
   Supplies, freight and postage. Supplies, freight and postage expense decreased 3.0% to $41.5 million from $42.7 million last year, primarily as a result of management's efforts to contain costs.
   Other expenses. Other expenses increased 39.4% to $90.7 million from $65.0 million last year. Bad debts expense increased by $10.7 million, due to an increase in bank denials associated with an increase in the number of RALs, and an increase in the allowance for bad debts related to credit card portfolios. Goodwill amortization increased by $7.2 million, primarily due to an impairment loss of $8.4 million recognized on the tax preparation software business assets. Additionally, interest expense on corporate borrowings totaled $2.0 million this year. There were no corporate borrowings during 1995.
   Taxes on earnings. The effective tax rate increased to 36.7%, compared to 36.1% in 1995. The increase resulted principally from a decrease in income from tax-exempt investments.

1995 COMPARED TO 1994
Service revenues. Service revenues decreased 5.0% to $668.3 million from $703.3 million in 1994. The decrease in revenues was due primarily to a 31.1% decline in electronic filing fees and a 49.5% decline in RAL license fees received from participating institutions. These decreases resulted from IRS actions discussed earlier. Tax return preparation fees increased 5.7% in 1995.
   Royalties. Royalties decreased 5.1% to $90.6 million from $95.4 million in 1994, also resulting from a decrease in electronic filing fees generated by franchises.
   Investment income. Investment income improved 55.4% to $23.7 million from $15.3 million in 1994. Investment income in 1995 included gains of $4.9 million from the sale of securities during the fourth quarter. Exclusive of such gains, investment income increased 23.4% over 1994 and resulted primarily from more funds being available for investment in 1995, including the proceeds from the sale of Interim Services Inc. received in the fourth quarter of fiscal 1994.
   Other income. Other income decreased 7.4% to $7.5 million from $8.1 million in 1994. The decrease is attributable to a favorable damage settlement with a Canadian software vendor in 1994.
   Compensation and benefits. Compensation and benefits expense increased 6.4% to $333.0 million from $312.9 million in 1994. Tax preparation wages were up $9.7 million, or 5.8%, corresponding to the increase in tax preparation fees. In response to the changes implemented by the IRS, the Company hired client service coordinators to handle customer concerns, increasing expenses by $3.0 million.
   Occupancy and equipment. Occupancy and equipment expense increased 3.5% to $140.5 million from $135.8 million in 1994. The increase is attributable to an increase in rent expense for tax offices within the United States.

   Marketing and advertising. Marketing and advertising expense increased
21.2% to $55.3 million from $45.6 million in 1994. The increase was due to an increase of $4.5 million, or 39.4%, in discounts and promotions offered in the United States to counteract the negative impact of the changes implemented by the IRS. Additionally, credit card marketing increased coincident with the introduction of CompuServe credit cards.
   Supplies, freight and postage. Supplies, freight and postage expense increased 6.5% to $42.7 million from $40.1 million last year, primarily due to an increase in office supplies and postage expenses of the tax-related business in the United States.
   Other expenses. Other expenses decreased 20.3% to $65.0 million from $81.6 million in 1994. Bad debts expense decreased $10.2 million, resulting from a 50% decline in the number of RALs processed caused by the elimination of the DDI, and Block Financial Corporation's decision to not make investments in RALs due to the IRS changes that increased credit risk. Additionally, the Company's charitable contributions were $2.8 million less in 1995 than in 1994.
   Taxes on earnings. The effective tax rate decreased to 36.1% in 1995 compared to 43.0% in 1994. The change resulted from a decrease in state and local income taxes in 1995 and a charge for purchased research and development in 1994 related to the acquisition of MECA, which is not deductible for income tax purposes.

LIQUIDITY AND CAPITAL RESOURCES

The Company's financial position remains strong, with cash and marketable securities of $435.2 million at April 30, 1996, compared to $445.0 million and $620.1 million at the end of 1995 and 1994, respectively. The significant decrease in cash and marketables in 1995 as compared to 1994 was due to significant share repurchases and capital expenditures during 1995 totaling $114.9 million and $123.3 million, respectively, and cash paid in connection with the acquisition of SPRY of $41.8 million. Stockholders' equity at April 30, 1996, 1995 and 1994 was $1,039.6 million, $685.9 million and $707.9 million, respectively.
   The Company maintains lines of credit to support short-term borrowing facilities in the United States and Canada. The balance of these lines fluctuates according to the amount of borrowing outstanding during the year. From January through April each year, the Company uses Canadian borrowings to purchase refunds due its clients from Revenue Canada. Maturities of these borrowings range from 30 to 90 days. Collection of receivables from Revenue Canada occurs substantially in the last month of the fiscal year and the first quarter of the subsequent fiscal year. Net accounts receivable at April 30, 1996 and 1995 include amounts due from Revenue Canada of $11.5 million and $16.4 million, respectively. Prior to 1995, Block Financial Corporation ("BFC") used borrowings to purchase an interest in a trust to which certain RALs made by Mellon Bank (DE) National Association were sold. BFC purchased an interest of just under 50% in those RALs subject to its agreement with Mellon. BFC financed these purchases through short-term borrowing in the third and fourth quarters of fiscal 1994.
   The Company also maintains a year-round $150 million line of credit to primarily support the funding of credit card receivables by BFC. At April 30, 1996 and 1995, net credit card receivables amounted to $162.3 million and $122.5 million, respectively, and commercial paper outstanding amounted to $72.7 million and $49.4 million, respectively.
   At October 31, 1995, the Company's intercompany receivable from CompuServe was $75 million, upon which interest accrued monthly through April 1996 at a rate equal to the prime rate at Commerce Bank of Kansas City, adjusted monthly. In April 1996, the Company received $205 million in repayment of this intercompany receivable from the proceeds of CompuServe's initial public offering. In order to meet CompuServe's significant funding requirements during fiscal 1996, the Company obtained a $200 million corporate credit facility. This line of credit was repaid and expired by the end of fiscal 1996. In the future, the Company's liquidity will no longer be affected by CompuServe, since CompuServe will use the remaining net proceeds from its initial public offering to meet prospective funding requirements.
   With the exception of 1996 described above, the Company has historically generated sufficient funds to provide for the off-season working capital needs of the Company, which experiences losses for the period May through December, capital investments, the operating and expansion needs of its subsidiaries, cash for acquisitions and the maintenance of a strong dividend policy. Management believes the Company will continue to generate sufficient funds internally to finance its investment program and normal working capital requirements. The Company intends to maintain its quarterly dividend of $.32 per share until the distribution of CompuServe is completed, at which time the dividend policy will be reviewed in light of current business and market conditions. The Company will also continue to use short-term financing in the United States to finance temporary liquidity needs and various financial activities conducted by BFC, and in Canada to finance the Canadian refund discount program.
   The Company announced in December 1993 its intention to repurchase from time to time up to 10 million of its shares on the open market. During 1996, the Company repurchased 1.8 million shares at an aggregate cost of $71.9 million. Other than the possible repurchase of additional shares of the Company's common stock, there are no material commitments for capital investments as of April 30, 1996.

CONSOLIDATED STATEMENTS OF EARNINGS
Amounts in thousands, except per share amounts

                                                                        Year Ended April 30
                                                                1996           1995           1994
                                                             ----------     ----------     ----------
REVENUES:
   Service revenues                                          $  764,618     $  668,293     $  703,264
   Royalties                                                     96,356         90,556         95,388
   Investment income                                             10,468         23,703         15,256
   Other income                                                  23,004          7,474          8,069
                                                             ----------     ----------     ----------
                                                                894,446        790,026        821,977
                                                             ----------     ----------     ----------
EXPENSES:
   Employee compensation and benefits                           366,153        333,030        312,869
   Occupancy and equipment                                      141,610        140,487        135,775
   Marketing and advertising                                     57,105         55,330         45,644
   Supplies, freight and postage                                 41,462         42,744         40,136
   Other                                                         90,659         66,040         81,614
   Purchased research and development                                --             --         25,072
                                                             ----------     ----------     ----------
                                                                696,989        636,631        641,110
                                                             ----------     ----------     ----------
Earnings from continuing operations
     before taxes on earnings                                   197,457        153,395        180,867

Taxes on earnings                                                72,368         55,406         77,815
                                                             ----------     ----------     ----------

NET EARNINGS FROM CONTINUING OPERATIONS                         125,089         97,989        103,052

Net earnings from discontinued operations
     (less applicable taxes of $35,757, $57,331 and $50,080)     52,079          9,270         70,211

Net gain on sale of discontinued operations
     (less applicable taxes of $16,711)                              --             --         27,265
                                                             ----------     ----------     ----------
NET EARNINGS                                                 $  177,168     $  107,259     $  200,528
                                                             ==========     ==========     ==========

EARNINGS PER SHARE FROM CONTINUING OPERATIONS                     $1.18           $.92           $.97
                                                             ==========     ==========     ==========
EARNINGS PER SHARE                                                $1.67          $1.01          $1.88
                                                             ==========     ==========     ==========


See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
Amounts in thousands, except share data

                                                                                       April 30
                                                                                1996              1995
                                                                                ----              ----
                                                     ASSETS
CURRENT ASSETS:
  Cash (including certificates of deposit of $22,093 and $25,781)            $   58,414       $   90,248
  Marketable securities                                                         360,212          263,239
  Receivables, less allowance for doubtful accounts of $4,419 and $7,274        214,548          260,198
  Prepaid expenses                                                               12,226           21,823
  Net assets of discontinued operations                                         617,510               --
                                                                             ----------       ----------
    Total current assets                                                      1,262,910          635,508

INVESTMENTS AND OTHER ASSETS:
  Investments in marketable securities                                           16,541           91,494
  Excess of cost over fair value of net tangible assets acquired,
    less accumulated amortization of $17,733 and $46,770                         42,825           78,205
  Other                                                                          43,770           45,383
                                                                             ----------       ----------
                                                                                103,136          215,082
PROPERTY AND EQUIPMENT, at cost less accumulated
  depreciation and amortization of $122,914 and $227,056                         51,515          227,448
                                                                             ----------       ----------
                                                                             $1,417,561       $1,078,038
                                                                             ==========       ==========

                                            LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Notes payable                                                              $   72,651       $   49,421
  Accounts payable, accrued expenses and deposits                                95,314          145,909
  Accrued salaries, wages and payroll taxes                                      94,394           71,281
  Accrued taxes on earnings                                                      77,387           92,100
                                                                             ----------       ----------
    Total current liabilities                                                   339,746          358,711

OTHER NONCURRENT LIABILITIES                                                     38,222           33,462

STOCKHOLDERS' EQUITY:
  Common stock, no par, stated value $.01 per share:
    authorized 200,000,000 shares                                                 1,089            1,089
  Convertible preferred stock, no par, stated
    value $.01 per share: authorized 500,000 shares                                   4                4
  Additional paid-in capital                                                    504,694          140,578
  Retained earnings                                                             747,212          700,423
                                                                             ----------       ----------
                                                                              1,252,999          842,094
  Less cost of common stock in treasury                                         213,406          156,229
                                                                             ----------       ----------
                                                                              1,039,593          685,865
                                                                             ----------       ----------
                                                                             $1,417,561       $1,078,038
                                                                             ==========       ==========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Amounts in thousands

                                                                        Year Ended April 30
                                                                1996            1995            1994
                                                                ----            ----            ----
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net earnings                                           $  177,168      $  107,259      $  200,528
     Adjustments to reconcile net earnings to net
        cash provided:
          Depreciation and amortization                         32,477          67,684          57,117
          Provision for deferred taxes on earnings               1,183           3,440          (2,735)
          Gain on sale of subsidiaries                         (12,445)         (2,796)        (27,265)
          Purchased research and development                        --          83,508          25,072
          Net gain on sales of marketable securities            (1,142)         (6,664)           (307)
          Other noncurrent liabilities                           4,760           2,845           5,197
     Changes in assets and liabilities net of effects of
        purchase and disposition of subsidiaries:
          Receivables                                          (41,131)        (87,995)          2,284
          Prepaid expenses                                        (259)         (1,735)           (412)
          Net assets of discontinued operations                (55,771)             --         (17,370)
          Accounts payable, accrued expenses and deposits       14,003         (24,994)         31,000
          Accrued salaries, wages and payroll taxes             35,109          15,722          14,659
          Accrued taxes on earnings                            (16,156)        (31,911)           (300)
                                                           -----------     -----------     -----------
               Net cash provided by operating activities       137,796         124,363         287,468
                                                           -----------     -----------     -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchases of marketable securities                       (851,993)     (1,904,653)     (1,522,609)
     Maturities of marketable securities                       501,925       1,837,584         891,299
     Sales of marketable securities                            329,132         299,702         448,978
     Purchases of property and equipment, net                  (36,972)       (123,337)        (83,744)
     Excess of cost over fair value of net tangible
        assets acquired, net of cash acquired                  (11,139)        (47,773)        (46,570)
     Proceeds from sale of subsidiaries                         35,000           5,195         188,500
     Proceeds from term loan to former subsidiary                   --              --          30,000
     Net advances from discontinued operations                  35,004              --              --
     Other, net                                                 (3,829)         (5,856)        (24,198)
                                                           -----------     -----------     -----------
               Net cash provided by (used in) investing
                activities                                      (2,872)         60,862        (118,344)
                                                           -----------     -----------     -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Repayments of notes payable                            (2,252,761)     (1,856,873)     (2,435,254)
     Proceeds from issuance of notes payable                 2,275,991       1,906,294       2,398,087
     Dividends paid                                           (131,263)       (128,838)       (115,451)
     Payments to acquire treasury shares                       (71,897)       (114,900)        (68,899)
     Proceeds from stock options exercised                      13,172          57,997          50,319
                                                           -----------     -----------     -----------
               Net cash used in financing activities          (166,758)       (136,320)       (171,198)
                                                           -----------     -----------     -----------
     Net increase (decrease) in cash                           (31,834)         48,905          (2,074)
     Cash at beginning of the year                              90,248          41,343          43,417
                                                           -----------     -----------     -----------
     Cash at end of the year                               $    58,414     $    90,248     $    41,343
                                                           ===========     ===========     ===========

SUPPLEMENTAL DISCLOSURES OF
CASH FLOW INFORMATION:
     Income taxes paid                                     $    73,041     $   141,062     $   131,124
     Interest paid                                               5,898           4,064           4,169


See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Dollars in thousands, except share data

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of operations: H&R Block, Inc. (the "Company") provides a variety of services to the general public, principally in the United States, but also in Canada and Australia. More than 90% of total revenues are generated from tax return preparation, electronic filing of tax returns and other tax-related services. The Company also offers credit cards and personal productivity software.
   Principles of consolidation: The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. All material intercompany transactions and balances have been eliminated.
   Management estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.
   Marketable securities: On May 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This Statement addresses the reporting for debt and equity securities by requiring such investments to be classified in held-to-maturity, available-for-sale or trading categories. All marketable debt and equity securities were classified as available-for-sale securities on the date of adoption, and are carried at market value, based on quoted prices, with unrealized gains and losses included in stockholders' equity. The adoption of the Statement resulted in an increase in stockholders' equity of $5,526, net of taxes. In accordance with the Statement, prior years' financial statements have not been restated.
   The cost of marketable securities sold is determined on the specific identification method and realized gains and losses are reflected in earnings.
   Foreign currency translation: Assets and liabilities of the Company's foreign branches and subsidiaries are translated into U.S. dollars at exchange rates prevailing at the end of the year. Revenue and expense transactions are translated at the average of exchange rates in effect during the period. Translation gains and losses are recorded directly to stockholders' equity.
   Deferred Subscriber Acquisition Costs: Effective May 1, 1995, the Company changed its method of accounting for direct response advertising costs to conform with the American Institute of Certified Public Accountants Statement of Position 93-7, "Reporting on Advertising Costs." Under this accounting method, direct response advertising costs that meet certain criteria are capitalized and amortized on a cost-pool-by-cost-pool basis over the period during which the future benefits are expected to be received. The Company amortizes its subscriber acquisition costs over 24 months, beginning the month after such costs are incurred, with 60% amortized in the first 12 months. At April 30, 1996, subscriber acquisition costs consist principally of direct mail costs, including mailing lists, postage, related payroll and outsourcing costs, payments to OEMs, and disk and CD-ROM costs, all of which result in a direct revenue-generating response. The net effect of the change in accounting increased net assets of discontinued operations by $96,636 at April 30, 1996, and increased net earnings from discontinued operations by $57,305 and net earnings per share by $.54 for the year ended April 30, 1996. The Company expenses advertising costs not classified as direct response the first time the advertising takes place.
   Excess of cost over fair value of net tangible assets acquired: The excess of cost of purchased subsidiaries, operating offices and franchises over the fair value of net tangible assets acquired is being amortized over periods of up to 40 years on a straight-line basis.
   At each balance sheet date, a determination is made by management to ascertain whether intangibles have been impaired based on several criteria, including, but not limited to, revenue trends, undiscounted operating cash flows and other operating factors.
   In connection with the adoption of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company reviewed the assets and related goodwill of its personal tax preparation software business for impairment. As a result, the Company recognized an impairment loss of $8,389. The impairment loss represents the amount by which the carrying value of the tax preparation software business assets, including goodwill, exceeded the estimated fair value of those assets. The estimated fair value was determined as the present value of estimated expected future cash flows using a discount rate appropriate for the risks associated with the personal software industry. The loss is included in other expenses in the consolidated statements of earnings.
   Depreciation and amortization: Buildings and equipment are depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are amortized over the period of the respective lease using the straight-line method.
   Notes payable: The Company uses short-term borrowings to finance temporary liquidity needs and various financial activities conducted by its subsidiaries. The weighted average interest rate of notes payable at April 30, 1996 was 5.4%.

   Revenue recognition: Service revenues are recorded in the period in which the service is performed. The Company records franchise royalties, based upon the contractual percentages of franchise revenues, in the period in which the franchise provides the service.
   Taxes on earnings: The Company and its subsidiaries file a consolidated federal income tax return on a calendar year basis. Therefore, the current liability for taxes on earnings recorded in the balance sheet at each year-end consists principally of taxes on earnings for the period January 1 to April 30 of the respective year. Deferred taxes, which are not material, are provided for temporary differences between financial and tax reporting, which consist principally of differences between accrual and cash basis accounting, deferred compensation and depreciation.
   Prior to May 1, 1993, taxes on earnings were determined under Accounting Principles Board Opinion Number 11, whereby the income tax provision was calculated using the deferred method. Effective May 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which provides for the recognition of deferred tax assets and liabilities for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The cumulative effect of the change in method as of May 1, 1993 was not material.
   The Company has entered into a Tax Sharing Agreement with CompuServe Corporation ("CompuServe"), pursuant to which CompuServe is obligated to pay the Company for CompuServe's liability for federal, state and local income taxes incurred during any taxable period.
   Earnings per share: Earnings per share are computed based on the weighted average number of common and common equivalent shares outstanding during the respective years (106,059,000 in 1996, 105,871,000 in 1995 and 106,769,000 in
1994). Earnings per share assuming full dilution have not been shown as there would be no material dilution.
   Consolidated statements of cash flows: For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash.
   Disclosure regarding financial instruments: The carrying values reported in the balance sheet for certificates of deposit, receivables, notes payable, accounts payable and accrued liabilities approximate fair market value due to the relatively short-term nature of the respective instruments.
   New accounting standard: In October 1995, the Financial Accounting
Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," effective for transactions entered into in fiscal years beginning after December 15, 1995. This Statement requires the disclosure of the estimated fair value of stock-based compensation arrangements with employees and encourages, but does not require, the recognition of such expense. The Company does not intend to adopt the recognition provisions of this Statement. Therefore, the adoption of this Statement will have no effect on the Company's financial condition or results from operations.

MARKETABLE SECURITIES
The amortized cost and market value of marketable securities at April 30, 1996 and 1995 are summarized below:

                                                         1996                                             1995
                                  --------------------------------------------------  --------------------------------------------
                                                 Gross          Gross                               Gross        Gross
                                  Amortized    Unrealized     Unrealized     Market   Amortized   Unrealized   Unrealized  Market
                                    Cost         Gains          Losses       Value      Cost        Gains        Losses    Value
                                  --------------------------------------------------  --------------------------------------------
Current:
Municipal bonds and notes         $ 13,182      $  440           $ 79      $ 13,543    $ 88,894     $  310      $   94    $ 89,110
U.S. Government obligations        285,400           7              1       285,406      52,091         48          --      52,139
Other equity investments                --          --             --            --      49,100         --          --      49,100
Other debt investments              61,205          58             --        61,263      72,830         61           1      72,890
                                  --------------------------------------------------  --------------------------------------------
                                   359,787         505             80       360,212     262,915        419          95     263,239
                                  --------------------------------------------------  --------------------------------------------
Noncurrent:
Municipal bonds                     11,013         310             37        11,286      82,702      1,676       1,325      83,053
Preferred stock                      1,511         316             32         1,795       1,511        245         131       1,625
Common stock                         2,545         935             20         3,460       2,737        396         115       3,018
Other equity investments                --          --             --            --       3,488         --         692       2,796
Other debt investments                  --          --             --            --         999          3          --       1,002
                                  --------------------------------------------------  --------------------------------------------
                                    15,069       1,561             89        16,541      91,437      2,320       2,263      91,494
                                  --------------------------------------------------  --------------------------------------------
                                  $374,856      $2,066           $169      $376,753    $354,352     $2,739      $2,358    $354,733
                                  ==================================================  ============================================

   All marketable securities at April 30, 1996 are classified as available-for-sale. Proceeds from the sales of available-for-sale securities were $329,132, $299,702 and $448,978 during 1996, 1995 and 1994, respectively. Gross realized gains on those sales during 1996, 1995 and 1994 were $1,528, $7,014 and $393, respectively; gross realized losses were $386, $350 and $86, respectively.
   Contractual maturities of available-for-sale debt securities at April 30, 1996 are presented below. Since expected maturities differ from contractual maturities due to the issuers' rights to prepay certain obligations or the seller's rights to call certain obligations, the first call date, put date or auction date for municipal bonds and notes is considered the contractual maturity date.


                                    Amortized    Market
                                      Cost       Value
                                    --------   --------
Within one year                     $347,364   $347,431
After one year through five years     10,748     11,184
After five years through 10 years     12,688     12,883
                                    --------   --------
                                    $370,800   $371,498
                                    ========   ========

PROPERTY AND EQUIPMENT
A summary of property and equipment follows:

                                          April 30
                                      1996       1995
                                   ---------   --------
Land                               $   2,580   $  7,116
Buildings                             17,824     50,625
Equipment                            128,319    367,420
Leasehold improvements                25,706     29,343
                                   ---------   --------
                                     174,429    454,504
Less accumulated depreciation
  and amortization                   122,914    227,056
                                   ---------   --------
                                   $  51,515   $227,448
                                   =========   ========


   Depreciation and amortization expense from continuing operations for 1996, 1995 and 1994 amount to $21,006, $20,690 and $23,459, respectively.

OTHER NONCURRENT LIABILITIES
The Company has deferred compensation plans which permit directors and certain management employees to defer portions of their compensation and earn interest on the deferred amounts. The compensation, together with Company matching of deferred amounts, has been accrued, and the only expenses related to these plans are the Company match and the interest on the deferred amounts, which are not material to the financial statements. Included in Other Noncurrent Liabilities is $31,146 at the end of 1996 and $27,112 at the end of 1995 to reflect the liability under these plans. The Company purchased whole-life insurance contracts on the related directors and employees to recover distributions made or to be made under the plans and has recorded the cash surrender value of the policies in Other Assets. If all the assumptions regarding mortality, interest rates, policy dividends and other factors are realized, the Company will ultimately realize its full investment plus a factor for the use of its money.

STOCKHOLDERS' EQUITY
Changes in the components of stockholders' equity during the three years ended April 30, 1996 are summarized below:


                                                             Convertible
                                     Common stock           preferred stock      Additional                     Treasury stock
                                ------------------------ -----------------------   paid-in     Retained     ----------------------
                                  Shares         Amount   Shares         Amount    capital     earnings      Shares        Amount
                                --------------------------------------------------------------------------------------------------
Balances at May 1, 1993         108,972,699   $  1,089      --             --     $101,038     $643,757    (2,617,463)  $  (95,396)
Net earnings for the year            --            --       --             --         --        200,528         --            --
Stock options exercised              --            --       --             --      (10,486)       --        1,677,674       60,805
Unrealized loss on translation       --            --       --             --         --         (9,110)        --            --
Acquisition of treasury shares       --            --       --             --         --          --       (1,883,816)     (68,899)
Cash dividends paid --
  $1.09 per share                    --            --       --             --         --       (115,451)        --            --
                                --------------------------------------------------------------------------------------------------
Balances at April 30, 1994      108,972,699      1,089      --             --       90,552      719,724    (2,823,605)    (103,490)

Net earnings for the year            --            --       --             --         --        107,259         --            --
Stock options exercised              --            --       --             --       (4,164)        --       1,624,843       62,161
Unrealized gain on translation       --            --       --             --         --          2,043         --            --
Acquisition of treasury shares       --            --       --             --         --           --      (2,910,900)    (114,900)
Stock issued for acquisition         --            --     401,768       $    4      54,190         --           --            --
Cumulative effect of change in
  accounting for marketable
  securities, net of taxes           --            --       --             --         --          5,526         --            --
Change in net unrealized gain
  on marketable securities           --            --       --             --         --         (5,291)        --            --
Cash dividends paid --
  $1.21 3/4 per share                --            --       --             --         --       (128,838)        --            --
                                --------------------------------------------------------------------------------------------------
Balances at April 30, 1995      108,972,699      1,089    401,768            4     140,578      700,423    (4,109,662)    (156,229)

Net earnings for the year            --            --       --             --         --        177,168         --            --
Stock options exercised              --            --       3,031          --       (1,501)        --         340,395       12,957
Restricted stock granted             --            --       --             --          (47)        --          46,370        1,763
Unrealized loss on translation       --            --       --             --         --            (50)        --            --
Acquisition of treasury shares       --            --       --             --         --           --      (1,833,200)     (71,897)
Sale of stock by subsidiary          --            --       --             --      365,664         --           --            --
Change in net unrealized gain
  on marketable securities           --            --       --             --         --            934         --            --
Cash dividends paid --
  $1.27 1/4 per share                --            --       --             --         --       (131,263)        --            --
                                --------------------------------------------------------------------------------------------------
Balances at April 30, 1996      108,972,699   $  1,089    404,799       $    4    $504,694     $747,212    (5,556,097)  $ (213,406)
                                ==================================================================================================

   The Company is authorized to issue 6,000,000 shares of Preferred Stock, without par value. At April 30, 1996, the Company had 5,595,201 shares of authorized but unissued Preferred Stock. Of the unissued shares, 600,000 shares have been designated as Participating Preferred Stock in connection with the Company's shareholder rights plan.
   On March 8, 1995, the Board of Directors authorized the issuance of a series of 500,000 shares of nonvoting Preferred Stock designated as Convertible Preferred Stock, without par value. On April 4, 1995, 401,768 shares of Convertible Preferred Stock were issued to certain shareholders of SPRY, Inc. ("SPRY") in connection with the Company's acquisition of such corporation. Each share of Convertible Preferred Stock is convertible on or after April 5, 1998 into four shares of Common Stock of the Company, subject to adjustment upon certain events. The holders of the Convertible Preferred Stock are not entitled to receive dividends paid in cash, property or securities and, in the event of any dissolution, liquidation or winding-up of the Company, will share ratably with the holders of Common Stock then outstanding in the assets of the Company after any distribution or payments are made to the holders of Participating Preferred Stock or the holders of any other class or series of stock of the Company with preference over the Common Stock.

STOCK OPTION PLANS
The Company has three stock option plans: the 1993 Long-Term Executive Compensation Plan, the 1989 Stock Option Plan for Outside Directors and a plan for eligible seasonal employees. The 1993 plan was approved by the shareholders in September 1993 to replace the 1984 Long-Term Executive Compensation Plan, which terminated at that time except with respect to outstanding awards thereunder. Under the 1993 and 1989 plans, options may be granted to selected employees and outside directors to purchase the Company's Common Stock for periods not exceeding 10 years at a price that is not less than 100% of fair market value on the date of the grant. A majority of the options are exercisable each year either starting one year after the date of the grant or on a cumulative basis at the annual rate of 33 1/3% of the total number of option shares. Other options are exercisable commencing three years after the date of the grant on a cumulative basis in annual increments of 60%, 20% and 20% of the total number of option shares.
   The plan for eligible seasonal employees, as amended, provided for the grant of options on June 30, 1996, 1995 and 1994 at the market price on the date of the grant. The options are exercisable during September in each of the two years following the calendar year of the grant.
   Changes during the years ended April 30, 1996, 1995 and 1994 under these plans were as follows:


                                                        1996            1995          1994
                                                  ---------------  ------------- ------------
Options outstanding, beginning of year                  4,865,814     3,538,341     3,901,373
Options granted                                         3,545,692     3,912,763     2,410,317
Options exercised                                        (362,849)   (1,624,203)   (1,677,674)
Options which expired                                  (1,634,729)     (961,087)   (1,095,675)
Options outstanding, end of year                        6,413,928     4,865,814     3,538,341

Shares exercisable, end of year                         4,029,301     2,727,540     2,807,255

Shares reserved for future grants, end of year         13,554,594    15,465,557    18,417,233
Option prices per share:
  Exercised during the year                       $  6.9525-39.25  $ 5.515-39.25 $5.515-35.75
  Outstanding, end of year                        $ 9.9688-44.375  $6.9525-44.00 $5.515-44.00

   In connection with the acquisition of SPRY, outstanding options to purchase SPRY common stock under an employee stock option plan were converted on April 4, 1995 into options to purchase 51,828 shares of the Company's Convertible Preferred Stock. During 1996, 3,031 options to purchase Convertible Preferred Stock were exercised, and 2,052 were cancelled. At April 30, 1996, 46,745 of such options were outstanding, with exercise prices ranging from $9.54 to $19.08.
   During 1996, the Company granted 46,370 shares of restricted stock at a fair market value of $37.00 per share under the 1993 Long-Term Executive Compensation Plan, of which 18,153 were vested at April 30, 1996. The remainder vests ratably over three years starting one year after the date of the grant.

SHAREHOLDER RIGHTS PLAN
On July 14, 1988, the Company's Board of Directors adopted a shareholder rights plan to deter coercive or unfair takeover tactics and to prevent a potential acquiror from gaining control of the Company without offering a fair price to all of the Company's stockholders. The plan was amended by the Board of Directors on May 9, 1990, September 11, 1991, and May 10, 1995. Under the plan, a dividend of one right (a "Right") per share was declared and paid on each share of the Company's Common Stock outstanding on July 25, 1988. As to shares issued after such date, rights automatically attach to them after their issuance.
   Under the plan, as amended, a right becomes exercisable when a person or group of persons acquires beneficial ownership of 10% or more of the outstanding shares of the Company's Common Stock without the prior written approval of the Company's Board of Directors (an "Unapproved Stock Acquisition"), and after 10 business days following the commencement of a tender offer that would result in an Unapproved Stock Acquisition. When exercisable, the registered holder of each Right may purchase from the Company one two-hundredths of a share of a new class of the Company's Participating Preferred Stock, without par value, at a price of $60.00, subject to adjustment. The registered holder of each Right then also has the right (the "Subscription Right") to purchase for the exercise price of the Right, in lieu of shares of Participating Preferred Stock, a number of shares of the Company's Common Stock having a market value equal to twice the exercise price of the Right. Following an Unapproved Stock Acquisition, if the Company is involved in a merger, or 50% or more of the Company's assets or earning power are sold, the registered holder of each Right has the right (the "Merger Right") to purchase for the exercise price of the Right a number of shares of the common stock of the surviving or purchasing company having a market value equal to twice the exercise price of the Right.
   After an Unapproved Stock Acquisition, but before any person or group of persons acquires 50% or more of the outstanding shares of the Company's
Common Stock, the Board of Directors may exchange all or part of the then outstanding and exercisable Rights for Common Stock at an exchange ratio of one share of Common Stock per Right (the "Exchange"). Upon any such Exchange, the right of any holder to exercise a Right terminates. Upon the occurrence of any of the events giving rise to the exercisability of the Subscription Right or the Merger Right or the ability of the Board of Directors to effect the Exchange, the Rights held by the acquiring person or group become void as they relate to the Subscription Right, the Merger Right or the Exchange.
   The Company may redeem the Rights at a price of $.005 per Right at any time prior to an Unapproved Stock Acquisition (and after such time in certain circumstances). The Rights expire on July 25, 1998, unless extended by the Board of Directors. Until a Right is exercised, the holder thereof, as such, has no rights as a stockholder of the Company, including the right to vote or to receive dividends. The issuance of the Rights alone has no dilutive effect and does not affect reported earnings per share.

OTHER EXPENSES
Included in other expenses are the following:

                                 Year Ended April 30

                             1996        1995        1994
                             ----        ----        ----
Bad debts                 $ 20,100     $ 9,396    $ 19,616
Amortization of goodwill    11,471       4,319       1,915
Taxes and licenses           8,679       7,545       7,317
Travel and entertainment     7,219       7,913       6,425
Interest                     5,529       4,056       3,798
Legal and professional       3,101         591       2,755

TAXES ON EARNINGS
The components of earnings from continuing operations before taxes on earnings upon which federal and foreign income taxes have been provided are as follows:

                                Year Ended April 30
                         1996         1995           1994
                      ---------     ---------     ---------
United States         $ 188,749     $ 146,521     $ 174,012
Foreign                   8,708         6,874         6,855
                      ---------     ---------     ---------
                      $ 197,457     $ 153,395     $ 180,867
                      =========     =========     =========


   Deferred income tax provisions (benefits) reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The current and deferred components of taxes on earnings from continuing operations is comprised of the following:

                                                         Year Ended April 30
                                                    1996         1995          1994
                                                  --------     -------       --------
Currently payable:
  Federal                                         $ 59,234     $43,486       $ 63,689
  State                                              7,891       6,343         14,309
  Foreign                                            4,060       3,253          3,026
                                                  --------     -------       --------
                                                    71,185      53,082         81,024
                                                  --------     -------       --------
Deferred:
  Capitalized research and development                 (10)        (61)            62
  Deferred compensation                             (1,068)         (4)        (1,729)
  Depreciation                                         374       2,281         (1,289)
  Inter-company profit upon sale of fixed assets        (5)        756           (257)
  Other                                              1,892        (648)             4
                                                  --------     -------       --------
                                                     1,183       2,324         (3,209)
                                                  --------     -------       --------
                                                  $ 72,368     $56,406       $ 77,815
                                                  ========     =======       ========

   Provision is not made for possible income taxes payable upon distribution of unremitted earnings of foreign subsidiaries. Such unremitted earnings aggregated $58,091 at December 31, 1995. Management believes the cost to repatriate these earnings would not be material.

   The following table reconciles the U.S. federal income tax rate to the Company's effective tax rate:

                                                         Year Ended April 30
                                                        1996    1995    1994
                                                        -----   -----   -----
Statutory rate                                          35.0%   35.0%   35.0%
Increases (reductions) in income taxes resulting from:
  State income taxes, net of federal income tax benefit  2.6%    2.7%    5.1%
  Foreign taxes, net of federal income tax benefit        .5%     .5%     .4%
  Purchased research and development                      --      --     4.8%
  Nontaxable federal income                              (.8%)  (3.2%)  (2.3%)
  Other                                                  (.6%)   1.1%      --
                                                        -----   -----   -----
Effective rate                                          36.7%   36.1%   43.0%
                                                        =====   =====   =====

ACQUISITIONS
On April 4, 1995, the Company acquired SPRY for $41,785 in cash and issued Convertible Preferred Stock valued at $54,194. In addition, outstanding options for SPRY common stock were converted into options for Convertible Preferred Stock valued at $5,641. The transaction was accounted for as a purchase. On January 30, 1996, the Company contributed its investment in SPRY to CompuServe; SPRY's operations are therefore included in discontinued operations since the date of acquisition. In connection with the purchase, the Company acquired certain intangible assets, including software technology, tradenames and an assembled workforce totalling $11,656. These intangibles will be amortized on a straight-line basis over five years. The Company also acquired research and development projects related to SPRY's next product generation. These projects represent SPRY's research and development efforts prior to the merger, which had not yet reached the stage of technological feasibility and had no alternative future use; thus, the ultimate revenue generating capability of these projects was uncertain. The purchased research and development was valued at $83,508 using a discounted, risk-adjusted future income approach. Net earnings from discontinued operations includes a charge for the purchased research and development which is not deductible for income tax purposes. The fair value of assets acquired, including intangibles, was $106,371; liabilities assumed were $4,751. Liabilities assumed and the Convertible Preferred Stock and stock options issued were non-cash items excluded from the consolidated statements of cash flows.

   On November 24, 1993, the Company acquired MECA Software, Inc. for $45,384 in cash. The transaction was accounted for as a purchase and, accordingly, the consolidated statements of earnings includes MECA's results since the date of acquisition. The purchase price has been allocated to assets acquired and liabilities assumed based on their fair value at the date of acquisition. The excess of the purchase price over the fair value of the net tangible assets acquired was $55,978, of which $25,072 was allocated to purchased research and development, $4,900 was allocated to various other intangibles including technology, software and trademarks, and the remainder was allocated to goodwill. Goodwill and other intangibles will be amortized on a straight-line basis over their estimated useful lives of three to 15 years. The consolidated statements of earnings includes a charge for the purchased research and development which is not deductible for income tax purposes. The fair value of assets acquired, including intangibles, was $62,004; liabilities assumed were $16,620. Liabilities assumed in connection with the acquisition were non-cash items excluded from the consolidated statements of cash flows.
   During fiscal 1996, 1995 and 1994, the Company made other acquisitions which were accounted for as purchases. Their operations, which are not material, are included in the consolidated statements of earnings. Pro forma results assuming MECA and SPRY had been acquired as of the beginning of the periods presented would not be materially different from reported results.

SALE OF SUBSIDIARIES
On May 1, 1995, the Company sold its wholly owned subsidiary, MECA Software, Inc., exclusive of its rights to publish TaxCut, for $35,000 cash. The sale resulted in a gain of $12,445, which is included in other income.
   On June 30, 1994, the Company sold the stock of a wholly owned subsidiary of CompuServe, Collier-Jackson, Inc., for $5,195 in cash. The operating results of Collier-Jackson, Inc. and the related gain on the sale of $2,680 are included in net earnings of discontinued operations.
   On January 27, 1994, the Company completed the sale of its interest in its wholly owned subsidiary, Interim Services Inc. ("Interim"), through an initial public offering of 10,000,000 shares at $20.00 per share. The net proceeds from the sale and the receipt from the retirement of a term loan to Interim amounted to $218,500. The Company recorded a net gain on the sale of the stock of $27,265. Interim's results are reflected as discontinued operations. The net sales of Interim were $399,573 for fiscal 1994.

SALE OF STOCK BY SUBSIDIARY
On February 20, 1996, the Company announced its intention to fully separate its wholly owned subsidiary, CompuServe. CompuServe provides computer-based information and communication services to businesses and individual owners of personal computers. The initial phase of this separation was completed on April 19, 1996 through CompuServe's initial public offering of 18,400,000 shares of its common stock at $30.00 per share, which reduced the Company's ownership in CompuServe to just over 80%. The Company did not recognize a gain on this transaction. Additional paid-in capital was increased by the change in the Company's proportionate share of CompuServe's equity as a result of the initial public offering, from which the net proceeds to CompuServe were $518,819. The Company intends to distribute its remaining ownership interest of 74,200,000 shares of CompuServe common stock by means of a spin-off within approximately 12 months of the initial public offering. The distribution will be subject to the receipt of a favorable ruling from the Internal Revenue Service or an opinion of counsel as to the tax-free nature of the transaction, certain other conditions and the absence of any change in market conditions or other circumstances that cause the Company to conclude that the distribution is not in the best interests of its stockholders. CompuServe's results are reflected as discontinued operations, and amounts for prior periods have been similarly reported in the consolidated statements of earnings.

   Summarized financial information for CompuServe follows:

                                          April 30
                                   1996               1995
                                   ----               ----

Current assets                  $ 485,890          $ 105,759
Noncurrent assets                 479,938            217,798
                                ---------          ---------
                                $ 965,828          $ 323,557
                                ---------          ---------

Current liabilities             $ 138,399          $  89,886
Noncurrent liabilities             56,763            153,813
Stockholders' equity              770,666             79,858
                                ---------          ---------
                                $ 965,828          $ 323,557
                                =========          =========


                                    Year Ended April 30
                             1996           1995          1994
                          ----------     ----------     ---------
Revenues                  $793,165       $582,793       $429,886
Operating earnings          87,836         68,279        104,740
Net earnings                49,094          8,798         62,093


COMMITMENTS

Substantially all of the Company's operations are conducted in leased premises. Most of the operating leases are for a one-year period with renewal options of one to three years and provide for fixed monthly rentals. Lease commitments at April 30, 1996, for fiscal 1997, 1998, 1999, 2000 and 2001 aggregated $59,967,
$43,298, $28,161, $15,126 and $7,927, respectively, with no significant commitments extending beyond that period of time. The Company's rent expense for the years 1996, 1995 and 1994 aggregated $65,462, $62,127 and $57,234, respectively.
   The Company maintains a year-round $150,000 line of credit to support various financial activities conducted by Block Financial Corporation.

QUARTERLY FINANCIAL DATA (UNAUDITED)

                                          Fiscal 1996 Quarter Ended             Fiscal 1995 Quarter Ended
                                   --------------------------------------------------------------------------------
                                   April 30,   Jan. 31,   Oct. 31,  July 31,  April 30, Jan. 31,  Oct. 31, July 31,
                                     1996       1996       1995      1995       1995     1995      1994      1994
                                   --------------------------------------------------------------------------------
Revenues                           $712,291   $111,041  $  37,539  $ 33,575  $614,129  $116,616  $ 39,002  $ 20,279
                                   --------------------------------------------------------------------------------
Continuing operations:
  Earnings (loss) before provision
    for income taxes (benefits)    $297,913   $(26,129) $ (37,205) $(37,122) $256,574  $(28,105) $(36,365) $(38,709)
  Provision for income taxes
    (benefits)                      112,943    (10,432)   (14,835)  (15,308)   94,806   (10,720)  (13,891)  (14,789)
                                   --------------------------------------------------------------------------------
  Net earnings (loss)               184,970    (15,697)   (22,370)  (21,814)  161,768   (17,385)  (22,474)  (23,920)
Net earnings (loss) from
  discontinued operations               741     10,226     14,072    27,040   (58,381)   25,469    21,222    20,960
                                   --------------------------------------------------------------------------------
Net earnings (loss)                $185,711   $ (5,471) $  (8,298) $  5,226  $103,387  $  8,084  $ (1,252) $ (2,960)
                                   ================================================================================
Earnings (loss) per share from
  continuing operations               $1.74      $(.15)     $(.21)    $(.20)    $1.52     $(.16)    $(.21)    $(.23)
Earnings (loss) per share              1.75       (.05)      (.08)      .05       .97       .08      (.01)     (.03)

Discontinued operations includes a charge to earnings of $83,508 ($.79 per share) for purchased research and development in the fourth quarter of 1995, incurred in connection with the acquisition of SPRY.

MANAGEMENT'S REPORT

The financial information in this Annual Report, including the consolidated financial statements, has been prepared by the management of H&R Block, Inc. Management believes the information presented in the Annual Report is consistent with the financial statements, the financial statements are prepared in accordance with generally accepted accounting principles, and the financial statements do not contain material misstatements due to fraud or error. Where appropriate, the financial statements reflect management's best estimates and judgments.
   Management also is responsible for maintaining a system of internal accounting controls with the objectives of providing reasonable assurance that the Company's assets are safeguarded against material loss from unauthorized use or disposition, and that authorized transactions are properly recorded to permit the preparation of accurate financial data. However, limitations exist in any system of internal controls based on a recognition that the cost of the system should not exceed its benefits. The Company believes its system of accounting controls, of which its internal auditing function is an integral part, accomplishes the stated objectives.
   Deloitte & Touche LLP, independent accountants, audit H&R Block's consolidated financial statements and issue an opinion thereon. Their audits are made in accordance with generally accepted auditing standards and include an objective, independent review of the system of internal controls to the extent necessary to express an opinion on the financial statements.
   The Audit Committee of the Board of Directors, composed of outside directors, meets periodically with management, the independent accountants and the internal auditor to review matters relating to the Company's annual financial statements, internal audit activities, internal accounting controls and non-audit services provided by the independent accountants. The independent accountants and the internal auditor have full access to the Audit Committee and meet with it, both with and without management present, to discuss the scope and results of their audits including internal controls, audit and financial matters.


/s/ Richard H. Brown
Richard H. Brown
President and Chief Executive Officer


/s/ George T. Robson
George T. Robson
Senior Vice President,
Chief Financial Officer and Treasurer



INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
H&R Block, Inc.
Kansas City, Missouri

We have audited the accompanying consolidated balance sheets of H&R Block, Inc. and subsidiaries as of April 30, 1996 and 1995, and the related consolidated statements of earnings and cash flows for each of the three years in the period ended April 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of H&R Block, Inc., and subsidiaries as of April 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 1996, in conformity with generally accepted accounting principles.
   As discussed in the notes to the consolidated financial statements, the Company changed its method of accounting for its marketable securities during the year ended April 30, 1995 and advertising costs during the year ended April 30, 1996.


/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

Kansas City, Missouri
June 18, 1996



32