Form 10-K405/A, Exhibit 13
period 1997-04-30
H&R BLOCK INC
filed 1997-09-26
CIK 12659

                                                                      Exhibit 13
                                                                      ----------

                               COMMON STOCK DATA

                                        Stock Price
                                   ----------------------       Cash Dividend
                                     High          Low          Paid per Share
                                     ----          ---          --------------

1996 Fiscal Year:
         Quarter ended 7/31/95      42 5/8        34 1/2            .31 1/4
         Quarter ended 10/31/95     43            36 1/8            .32
         Quarter ended 1/31/96      48 7/8        31 1/2            .32
         Quarter ended 4/30/96      42 1/8        32 5/8            .32

1997 Fiscal Year:
         Quarter ended 7/31/96      36 3/8        23 5/8            .32
         Quarter ended 10/31/96     30 1/8        23 5/8            .32
         Quarter ended 1/31/97      32 3/4        24 3/4            .20
         Quarter ended 4/30/97      33            28 5/8            .20

Traded on the New York Stock Exchange; Ticker Symbol: HRB

                                      46