Form 10-K, Exhibit 13
period 1998-04-30
H&R BLOCK INC
filed 1998-07-29
CIK 12659

                                                                     EXHIBIT 13

MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

SIGNIFICANT EVENTS IN FISCAL 1998
On January 31, 1998, the Company completed the sale of its interest in CompuServe Corporation ("CompuServe") to a subsidiary of WorldCom, Inc. ("WorldCom"). The sale was structured as a stock-for-stock transaction in which the Company received 30.1 million shares of WorldCom stock in exchange for its 80.1% ownership interest (74.2 million shares) in CompuServe stock. The transaction was completed with the receipt of $1.033 billion in net proceeds from the monetization of the WorldCom stock in a block trade on February 2, 1998. The Company recorded a $231.9 million gain, net of taxes, on the transaction. CompuServe's results have been reflected as discontinued operations. CompuServe's operations contributed $(.13), $(.92) and $.50 per basic share, and $(.13), $(.91) and $.49 per diluted share, in 1998, 1997 and 1996, respectively.
     On June 17, 1997, the Company completed the purchase of Option One Mortgage Corporation ("Option One"). Option One engages in the origination, purchase, servicing, securitization and sale of nonconforming mortgage loans. Based in Santa Ana, California, Option One has a network of more than 5,000 mortgage brokers in 46 states. The cash purchase price was $218.1 million. In addition, the Company made a cash payment of $456.2 million to Option One's parent to eliminate intercompany loans made to Option One to finance its mortgage operations. The $456.2 million payment was recorded as an intercompany loan and was repaid to the Company by the end of June 1997 after Option One sold the mortgage loans to a third party in the ordinary course of business. The acquisition was accounted for as a purchase and, accordingly, Option One's results are included since the date of acquisition.

SIGNIFICANT EVENTS IN FISCAL 1997
The Company's wholly owned subsidiary, Block Financial Corporation ("BFC"), is a party to a 10-year agreement with Beneficial National Bank which enables it to purchase a participation interest in Refund Anticipation Loans ("RALs") made to clients in H&R Block tax offices. RALs are loans expected to be retired by income tax refunds. During 1998 and 1997, BFC held a participation interest of 40% in RALs made, which generated revenues of $53.3 million and $54.5 million, respectively, and operating earnings of $6.4 million and $8.1 million, respectively. Over the term of the agreement, BFC may increase its participation in the RAL program to nearly 50%.

NEW ACCOUNTING STANDARDS
The Company has adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"), issued by the Financial Accounting Standards Board ("FASB") in February 1997, which is effective for periods ending after December 15, 1997. SFAS 128, which simplifies the standards for computing and presenting earnings per share, replaces the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported primary earnings per share. Accordingly, net earnings per share have been restated to conform to the new standard.
     In the third quarter of fiscal 1998, the Company elected the early adoption of Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 requires that a company report financial and descriptive information about its reportable operating segments, defined as those components of an enterprise about which separate financial information is available and is evaluated regularly by management in deciding how to allocate resources and in assessing performance. Management analyzes its business according to differences in types of services and geographic locations, and the reportable operating segments have been determined accordingly.
     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), effective for the Company's fiscal year ending April 30, 1999. SFAS 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS 130 requires that the Company (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. The Company does not anticipate that the implementation of SFAS 130 will have a material impact on the consolidated financial statements.
     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), effective for the Company's fiscal year ending April 30, 2001. SFAS 133 requires companies to record derivative instruments as assets or liabilities, measured at fair value. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Company has not yet determined the effect of SFAS 133 on the consolidated financial statements.

1998 COMPARED TO 1997

CONSOLIDATED RESULTS
Revenues increased 19.1% to $1.307 billion compared to $1.097 billion in 1997. Net earnings from continuing operations increased 21.1% to $174.2 million from $143.8 million in the prior year. Basic net earnings per share from continuing operations increased to $1.66 from $1.38 last year. Diluted net earnings per share from continuing operations increased to $1.62 compared to $1.36 in 1997.
    Additional information on each of the Company's reportable operating segments follows.

U.S. TAX OPERATIONS
This segment is primarily engaged in providing tax return preparation, filing and related services to the general public in the United States. Tax-related service revenue includes fees from company-owned tax offices and royalties from franchised offices. This segment also purchases participation interests in refund anticipation loans made by a third party lending institution which are offered to tax clients, and provides tax preparation and other personal productivity software to the general public.
     Revenues increased 8.4% to $1.047 billion from $966.5 million in the prior year. Combined tax preparation and electronic filing fees increased $71.2 million, or 9.1%, entirely attributable to price increases. Clients served, which includes taxpayers for whom the Company prepared income tax returns, as well as taxpayers for whom only electronic filing services are provided, was relatively consistent with the prior year. Royalties increased by $4.0 million, or 4.0%, reflecting improved results in the number of clients served by franchises as well as increases in pricing. Software revenues increased $5.2 million, or 36.6%, as a result of increased market penetration.
     Operating earnings increased 20.4% to $253.3 million from $210.4 million in 1997. The pretax margin was 24.2% compared to 21.8% in the prior year. The improved margin resulted from cost-control measures implemented throughout the tax operations business, primarily related to marketing and advertising expense and employee compensation, in addition to lower bad debt expense in 1998 associated with electronic filing.

INTERNATIONAL TAX OPERATIONS
This segment is primarily engaged in providing tax return preparation, filing and related services to the general public in Canada, Australia and the United Kingdom. Tax-related service revenue includes fees from company-owned tax offices and royalties from franchised offices.
     Revenues decreased 6.6% to $81.8 million from $87.5 million in 1997. The deterioration of the Canadian and Australian dollars relative to the U.S. dollar contributed significantly to the decline in both revenues and operating earnings, accounting for 61% of the total revenue decrease. Tax preparation fees declined $2.2 million, or 4.2%, as a result of a 12.4% decrease in returns prepared by company-owned offices, partly offset by price increases. Discounted return fees in Canada also declined 11.8% due to a continued decline in available provincial tax credits.
     Operating earnings decreased 15.9% to $11.9 million from $14.2 million in 1997, and the pretax margin decreased to 14.6% from 16.2% in the prior year. The decrease is partly due to the revenue decline, as well as a loss of $1.6 million from the start-up of operations in the United Kingdom and the opening of 32 new company-owned offices in Australia.

MORTGAGE OPERATIONS
This segment is primarily engaged in the origination, purchase, servicing, securitization and sale of nonconforming mortgage loans in the United States. Mortgage origination services are offered through a network of mortgage brokers in 46 states and through H&R Block tax offices in 15 states.
     Revenues of $135.8 million were $126.9 million better than the prior year. The increase is largely due to the acquisition of Option One in June 1997, which contributed revenues of $117.4 million this year. Since its acquisition, Option One has originated $1.853 billion of loans and sold $1.785 billion of mortgage loans through whole-loan sales. At April 30, 1998, Option One's servicing portfolio was 42,800 loans totaling $4.315 billion.
     Operating earnings increased $29.9 million to $30.8 million. Option One contributed operating earnings of $34.3 million, including goodwill amortization of $10.8 million, which was reduced by the start-up costs associated with the retail mortgage business offered through the Company's tax offices.

CREDIT CARD OPERATIONS
This segment operates in the United States and sponsors credit card loans under a co-branded agreement and, through an Internet site and an online service provider, allows cardholders access to account transactions and payment detail through an online lookup feature.
     Revenues increased 18.7% to $37.4 million from $31.5 million in 1997. This increase is primarily attributable to an increase in the average credit card receivables balance which totaled $227.8 million for 1998, compared to $200.6 million for 1997.
     The pretax loss increased 121.2% to $15.5 million from $7.0 million in 1997. The increased loss is the result of several factors, including the write-off of deferred subscriber acquisition costs ($2.2 million), and capitalized software costs ($1.6 million) related to software which was being developed to provide a variety of online services to cardholders and other similar customers. Also, the quality of the credit card portfolio deteriorated, resulting in an increase in bad debts as a percentage of purchase volume from 3.35% in 1997 to 4.70% in 1998.

INVESTMENT INCOME, NET
Net investment income increased 135.5% to $25.6 million from $10.9 million in 1997, primarily as a result of the proceeds from the monetization of WorldCom stock of $1.033 billion received at the beginning of February 1998.

UNALLOCATED CORPORATE AND ADMINISTRATIVE
The unallocated corporate and administrative pretax loss increased $7.3 million to $11.4 million, largely due to increased charitable contributions, increased wages and employee benefits, and the start-up costs related to a pilot program of additional financial services to be offered through the Company's tax offices. Additionally, the Company favorably adjusted its liability for certain insurance contingencies in 1997 based on actuarial valuations. Unallocated interest expense of $13.7 million in 1998 represents the interest on debt associated with the acquisition of Option One.

INCOME TAX EXPENSE
The effective tax rate was 38.0% for fiscal 1998, compared to 36.1% for 1997, caused by an increase in state and local income taxes.

1997 COMPARED TO 1996

CONSOLIDATED RESULTS
Revenues increased 25.9% to $1.097 billion compared to $871.5 million in 1996. Net earnings from continuing operations increased 14.9% to $143.8 million from $125.1 million in the prior year. Basic net earnings per share from continuing operations increased to $1.38 from $1.20 last year. Diluted net earnings per share from continuing operations increased to $1.36 from $1.18 last year.
     Additional information on each of the Company's reportable operating segments follows.

U.S. TAX OPERATIONS
Revenues increased 27.3% to $966.5 million from $759.4 million in the prior year. Tax preparation fees increased $114.4 million, or 21.6%, as a result of a 7.5% increase in the number of returns prepared by company-owned offices, with the remainder attributable to price increases and a change in the complexity of returns prepared which results in higher fees. RAL participation fees contributed $54.5 million in revenues in 1997. Fees from electronic filing were up $26.9 million, or 23.7%, due primarily to an increase in the number of U.S. Federal and state returns filed electronically by 15.7% and 29.2%, respectively. Royalties increased by $10.7 million, or 12.2%, reflecting improved results reported by franchises as a result of greater revenues from electronic filing, a 6.3% increase in the number of returns prepared by franchises and increases in pricing.
     Operating earnings increased 21.5% to $210.4 million from $173.1 million in 1996. The pretax margin was 21.8% compared to 22.8% in the prior year. The margin decline resulted from increased bad debt associated with electronic filing, marketing expenses targeted at gaining new customers, and costs connected with the implementation of a new, computerized bookkeeping and management reporting system, partially offset by earnings of $8.1 million from RAL participations in 1997.

INTERNATIONAL TAX OPERATIONS
Revenues increased 6.9% to $87.5 million from $81.8 million in 1996. Tax preparation fees increased $7.5 million, or 16.8%, driven by a 4.3% increase in the number of returns prepared as well as increases in pricing. Discounted return fees in Canada decreased $2.6 million, or 10.1%, as a result of the continued loss of certain provincial tax credits leading to fewer eligible returns for discounting.
    Operating earnings increased 20.8% to $14.2 million from $11.7 million in 1996. The pretax margin was 16.2% in 1997 compared to 14.3% a year earlier, largely due to a restructuring of employee compensation.

MORTGAGE OPERATIONS
Revenues increased to $8.9 million from $.1 million in 1996. Fiscal 1997 was the first full year for mortgage operations, and revenues included a gain on the securitization of mortgage loans of approximately $3.0 million, as well as interest income on mortgage loans held for sale.
    Pretax earnings were $.9 million, compared to $.1 million in 1996.

CREDIT CARD OPERATIONS
Revenues increased 26.7% to $31.5 million from $24.9 million in 1996. The increase in revenues is largely due to an increase in the average credit card receivables balance which totaled $200.6 million for 1997, compared to $147.5 million for 1996.
    The pretax loss increased 175.5% to $7.0 million from $2.6 million in 1996. The increased loss is primarily attributable to increased bad debts. Bad debt expense as a percentage of purchase volume was 3.35% in 1997 compared to 3.17% in 1996.

INVESTMENT INCOME, NET
Net investment income increased 28.0% to $10.9 million from $8.5 million in 1996. The Company incurred $2.0 million of interest expense on corporate borrowings in 1996, as compared to $.2 million in 1997.

UNALLOCATED CORPORATE AND ADMINISTRATIVE
The unallocated corporate and administrative pretax loss decreased 28.4% to $4.2 million compared to $5.8 million in 1996. The improvement was due to an increase in the cash values of corporate-owned whole-life insurance contracts used to informally fund deferred compensation plans. The Company also favorably adjusted its liability for certain insurance contingencies based upon actuarial valuations.

INCOME TAX EXPENSE
The effective tax rate was 36.1% for fiscal 1997, compared to 36.7% for 1996, caused by a decrease in state and local income taxes.

LIQUIDITY AND CAPITAL RESOURCES
The Company's financial position remained strong in 1998, with cash and marketable securities of $1.536 billion at year end, compared to $539.1 million at the end of 1997. This increase resulted from the sale of the Company's remaining interest in CompuServe in January 1998, which generated $1.033 billion in net proceeds. Working capital increased by $55.3 million, and the working capital ratio decreased to 1.7 to 1 at April 30, 1998, compared to 2.2 to 1 a year earlier. Stockholders' equity at April 30, 1998 and 1997 was $1.342 billion and $999.1 million, respectively.
     The Company maintains lines of credit to support short-term borrowing facilities in the United States and Canada. The credit limits of these lines fluctuates according to the amount of short-term borrowing outstanding during the year.
     The Company incurs short-term borrowings throughout the year to fund receivables associated with its nonconforming mortgage loan, credit card and other financial services programs. During the past two years, the Company has also used short-term borrowings in January through April to purchase a participation interest of 40% in certain RALs through its agreement with Beneficial National Bank. These short-term borrowings in the U.S. are supported by a $1.8 billion back-up credit facility through November 1998, subject to renewal. This facility was reduced to $1.3 billion subsequent to year end through the end of its term. Outstanding commercial paper related to loans held for sale and credit card receivables amounted to $643.0 million and $269.6 million, respectively, at April 30, 1998 and 1997. Loans held for sale totaled $448.1 million and $107.1 million at April 30, 1998 and 1997, respectively, and credit card receivables amounted to $202.9 million and $247.9 million, respectively.
     In Canada, from January through April each year, the Company uses Canadian borrowings to purchase refunds due its clients from Revenue Canada. Maturities of these borrowings range from 30 to 90 days. Net accounts receivable at April 30, 1998 and 1997 include amounts due from Revenue Canada of $13.9 million and $5.4 million, respectively.
     In October 1997, the Company issued $250 million of 6 3/4% Senior Notes, due 2004. The Senior Notes are not redeemable prior to maturity. The net proceeds of this transaction were used to repay short-term borrowings which initially funded the acquisition of Option One.
     Utilizing the U.S. commercial paper program described above, the Company originates and purchases nonconforming mortgage loans. As part of its risk management strategy prior to securitization or sale, the Company hedges interest rate risk related to its fixed rate mortgage portfolio by selling short treasury securities and utilizing forward commitments. The Company purchases these financial instruments from certain broker-dealer counterparties. The Company's policy is to utilize such financial instruments only for the purpose of offsetting or reducing the risk of loss associated with a defined or quantified exposure. As a matter of practice, the Company limits the counterparties to major banks and financial institutions.
     Management does not anticipate that the level of capital expenditures in 1999, exclusive of franchise and other tax businesses acquisitions, will increase significantly from 1998.
     The Company will continue to use short-term financing in the United States to finance various financial activities conducted by BFC, including the funding of loan originations by Option One, and in Canada to finance the Canadian refund discount program.
     The Company announced in December 1993 its intention to repurchase from time to time up to 10 million of its shares on the open market. In July 1996, the Company announced its intention to repurchase up to 10 million additional shares on the open market over a two-year period following the separation of CompuServe. Upon the completion of the CompuServe sale in January 1998, the Company recommenced the purchase of its shares in accordance with these authorizations, and 5.2 million shares have been repurchased as of April 30, 1998. The Company intends to continue this share repurchase program, subject to various factors including the price of the stock, availability of excess cash, the ability to maintain financial flexibility, and other investment opportunities available.
     The Company has a program to identify, evaluate and implement changes to its computer systems as necessary to address the Year 2000 issue. As a part of the program, the Company has initiated communications with state and Federal governments and suppliers with which it interacts to determine their plans for addressing Year 2000 concerns. The Year 2000 issue affects computer applications that may not properly recognize and process data for the Year 2000 and beyond because of the use of two digits rather than four to define an applicable year. The Company presently is not aware of any material operational or financial Year 2000-related concerns and believes that, with modifications to existing software and conversions to new software, any Year 2000 concerns can be mitigated. Based on management's best estimates, the costs associated with the Year 2000 mitigation are not expected to be material to the Company and such costs are being expensed as incurred. The Company plans to complete the Year 2000 mitigation in 1999. However, the Company cannot make any assurances that its computer systems, or the computer systems of the state and Federal governments and suppliers with which it interacts, will be Year 2000 ready on schedule, or that management's cost estimates will be achieved. The inability of these systems to be ready could result in significant difficulties in processing and completing fundamental transactions. In such event, the Company's results of operations and financial position could be adversely affected in a material manner.
     Except for historical information contained herein, the matters addressed in this discussion are forward-looking statements that are subject to risks and uncertainties which could cause actual results to differ materially. Such risks and uncertainties include, but are not limited to, economic, competitive and governmental factors affecting the Company's operations, markets, products, services, prices and various other factors.

CONSOLIDATED STATEMENTS OF EARNINGS
AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS


                                                                               Year Ended April 30
------------------------------------------------------------------------------------------------------------
                                                                           1998           1997          1996
------------------------------------------------------------------------------------------------------------
REVENUES:
  Service revenues                                                  $ 1,083,985    $   953,000   $   748,858
  Product sales                                                         103,717         31,781        20,022
  Royalties                                                             111,142        107,508        96,356
  Other                                                                   7,941          5,167         6,297
                                                                    -----------    -----------   -----------
                                                                      1,306,785      1,097,456       871,533
                                                                    -----------    -----------   -----------

EXPENSES:
  Employee compensation and benefits                                    487,956        421,652       366,153
  Occupancy and equipment                                               195,549        175,414       141,610
  Marketing and advertising                                              75,567         78,139        57,105
  Bad debt                                                               75,171         65,865        20,261
  Interest                                                               52,252         11,641         3,969
  Supplies, freight and postage                                          51,733         44,625        41,462
  Other                                                                 112,582         85,932        64,451
                                                                    -----------    -----------   -----------
                                                                      1,050,810        883,268       695,011
                                                                    -----------    -----------   -----------

OPERATING EARNINGS                                                      255,975        214,188       176,522

OTHER INCOME:
  Investment income, net                                                 25,596         10,870         8,490
  Other, net                                                               (680)            --        12,445
                                                                    -----------    -----------   -----------
                                                                         24,916         10,870        20,935
                                                                    -----------    -----------   -----------

EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                 280,891        225,058       197,457

TAXES ON EARNINGS                                                       106,739         81,281        72,368
                                                                    -----------    -----------   -----------

NET EARNINGS FROM CONTINUING OPERATIONS                                 174,152        143,777       125,089

NET EARNINGS (LOSS) FROM DISCONTINUED OPERATIONS (LESS APPLICABLE
  TAXES (BENEFIT) OF ($7,277), ($53,421) AND $35,757)                   (13,889)       (96,022)       52,079

NET GAIN ON SALE OF DISCONTINUED OPERATIONS (LESS
  APPLICABLE INCOME TAXES OF $251,701)                                  231,867             --            --
                                                                    -----------    -----------   -----------
NET EARNINGS                                                        $   392,130    $    47,755   $   177,168
                                                                    ===========    ===========   ===========



BASIC NET EARNINGS PER SHARE:
  Net earnings from continuing operations                           $      1.66    $      1.38   $      1.20
  Net earnings (loss) from discontinued operations                         2.08           (.92)          .50
                                                                    -----------    -----------   -----------
  Net earnings                                                      $      3.74    $       .46   $      1.70
                                                                    ===========    ===========   ===========

DILUTED NET EARNINGS PER SHARE:
  Net earnings from continuing operations                           $      1.62    $      1.36   $      1.18
  Net earnings (loss) from discontinued operations                         2.03           (.91)          .49
                                                                    -----------    -----------   -----------
  Net earnings                                                      $      3.65    $       .45   $      1.67
                                                                    ===========    ===========   ===========

See notes to consolidated financial statements

CONSOLIDATED BALANCE SHEETS
AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA

                                                                                                 April 30
------------------------------------------------------------------------------------------------------------------
                                                                                          1998                1997
------------------------------------------------------------------------------------------------------------------
                        ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                                         $  900,856          $  457,079
  Marketable securities                                                                346,158              61,755
  Receivables, less allowance for doubtful accounts of $45,314 and $30,144             793,237             407,441
  Prepaid expenses and other current assets                                            103,026              31,671
  Net assets of discontinued operations                                                     --             522,144
                                                                                    ----------          ----------
    Total current assets                                                             2,143,277           1,480,090

INVESTMENTS AND OTHER ASSETS:
  Investments in marketable securities                                                 289,096              20,273
  Excess of cost over fair value of net tangible assets acquired,
   less accumulated amortization of $40,261 and $23,089                                288,580              74,794
  Other                                                                                105,809              66,836
                                                                                    ----------          ----------
                                                                                       683,485             161,903
PROPERTY AND EQUIPMENT, at cost less accumulated
 depreciation and amortization of $167,065 and $142,894                                 77,321              65,065
                                                                                    ----------          ----------
                                                                                    $2,904,083          $1,707,058
                                                                                    ==========          ==========

                LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Notes payable                                                                     $  643,002          $  269,619
  Accounts payable, accrued expenses and deposits                                      114,875             164,872
  Accrued salaries, wages and payroll taxes                                             96,168             105,326
  Accrued taxes on earnings                                                            422,847             129,192
                                                                                    ----------          ----------
    Total current liabilities                                                        1,276,892             669,009

LONG-TERM DEBT                                                                         249,675                  --

OTHER NONCURRENT LIABILITIES                                                            35,884              38,952

COMMITMENTS AND CONTINGENCIES                                                               --                  --

STOCKHOLDERS' EQUITY:
  Common stock, no par, stated value $.01 per share:
   authorized 400,000,000 shares                                                         1,089               1,089
  Convertible preferred stock, no par, stated
   value $.01 per share: authorized 500,000 shares                                          --                   4
  Additional paid-in capital                                                           432,335             502,308
  Retained earnings                                                                    986,030             684,071
                                                                                    ----------          ----------
                                                                                     1,419,454           1,187,472
  Less cost of common stock in treasury                                                 77,822             188,375
                                                                                    ----------          ----------
                                                                                     1,341,632             999,097
                                                                                    ----------          ----------
                                                                                    $2,904,083          $1,707,058
                                                                                    ==========          ==========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
AMOUNTS IN THOUSANDS

                                                                                  YEAR ENDED APRIL 30
-------------------------------------------------------------------------------------------------------------
                                                                            1998          1997          1996
-------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings                                                       $   392,130    $   47,755    $  177,168
  Adjustments to reconcile net earnings to net
    cash provided by operating activities:
    Depreciation and amortization                                         55,787        36,526        32,477
    Provision for deferred taxes on earnings                             (15,639)          538         1,183
    Gain on sales of subsidiaries                                       (231,867)           --       (12,445)
    Net gain on sales of marketable securities                            (1,720)         (454)       (1,134)
    Other noncurrent liabilities                                          (3,068)          730         4,760
  Changes in assets and liabilities:
    Receivables                                                          (44,727)      (94,452)      (32,457)
    Mortgage loans held for sale:
     Originations and purchases                                       (2,330,349)     (211,700)       (8,674)
     Sales and principal repayments                                    2,443,725       113,259            --
    Prepaid expenses and other current assets                            (27,618)      (15,455)         (259)
    Net assets of discontinued operations                                 13,665        95,405       (55,771)
    Accounts payable, accrued expenses and deposits                      (82,469)       68,514        14,003
    Accrued salaries, wages and payroll taxes                            (10,965)       10,932        35,109
    Accrued taxes on earnings                                             28,118        36,833       (16,156)
                                                                     -----------    ----------    ----------
       Net cash provided by operating activities                         185,003        88,431       137,804
                                                                     -----------    ----------    ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of marketable securities                                    (882,378)      (75,595)     (134,233)
  Maturities of marketable securities                                     38,961           517       304,724
  Sales of marketable securities                                       1,321,716        23,852       155,170
  Purchases of property and equipment, net                               (46,803)      (44,277)      (36,972)
  Excess of cost over fair value of net tangible
   assets acquired, net of cash acquired                                (265,700)      (17,249)      (11,139)
  Proceeds from sale of subsidiaries                                          --            --        35,000
  Net advances from discontinued operations                                   --            --        35,004
  Other, net                                                             (30,812)      (16,038)       (3,829)
                                                                     -----------    ----------    ----------
       Net cash provided by (used in) investing activities               134,984      (128,790)      343,725
                                                                     -----------    ----------    ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayments of notes payable                                        (11,090,798)   (5,041,386)   (2,252,761)
  Proceeds from issuance of notes payable                             11,008,018     5,238,354     2,275,991
  Proceeds from issuance of long-term debt                               249,675            --            --
  Dividends paid                                                         (83,635)     (107,988)     (131,263)
  Payments to acquire treasury shares                                    (18,351)           --       (71,897)
  Proceeds from stock options exercised                                   58,881         3,439        13,172
                                                                     -----------    ----------    ----------
       Net cash provided by (used in) financing activities               123,790        92,419      (166,758)
                                                                     -----------    ----------    ----------

  Net increase in cash and cash equivalents                              443,777        52,060       314,771
  Cash and cash equivalents at beginning of the year                     457,079       405,019        90,248
                                                                     -----------    ----------    ----------
  Cash and cash equivalents at end of the year                       $   900,856    $  457,079    $  405,019
                                                                     ===========    ==========    ==========

SUPPLEMENTAL CASH FLOW DISCLOSURES:
  Income taxes paid (received)                                       $   102,396    $   (8,047)   $   73,041
  Interest paid                                                           50,302        10,889         5,898

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of operations: The operating subsidiaries of H&R Block, Inc. provide a variety of services to the general public, principally in the United States, but also in Canada, Australia and other foreign countries. Approximately 86% of total revenues are generated from tax return preparation, electronic filing of tax returns and other tax-related services. Certain of these subsidiaries also originate, purchase, service, sell and securitize nonconforming mortgages, offer personal productivity software and credit card loans, and purchase participation interests in refund anticipation loans made by a third party lending institution.
     Principles of consolidation: The consolidated financial statements include the accounts of H&R Block, Inc. (the "Company") and all majority-owned subsidiaries. All material intercompany transactions and balances have been eliminated.
     Reclassifications: Certain reclassifications have been made to prior year amounts to conform with the current year presentation.
     Management estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.
     Marketable securities: Marketable debt and equity securities are classified as available-for-sale securities, and are carried at market value, based on quoted prices, with unrealized gains and losses included in stockholders' equity.
    The cost of marketable securities sold is determined on the specific identification method and realized gains and losses are reflected in earnings.
     Receivables: Receivables consist primarily of credit card loans and mortgage loans held for sale. Mortgage loans held for sale are carried at the lower of cost or market value. The allowance for doubtful accounts represents an amount considered by management to be adequate to cover potential credit losses.
     Foreign currency translation: Assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at exchange rates prevailing at the end of the year. Revenue and expense transactions are translated at the average of exchange rates in effect during the period. Translation gains and losses are recorded directly to stockholders' equity.
     Excess of cost over fair value of net tangible assets acquired: The excess of cost of purchased subsidiaries, operating offices and franchises over the fair value of net tangible assets acquired is being amortized over an average life of 17 years on a straight-line basis.
     At each balance sheet date, a determination is made by management to ascertain whether intangibles have been impaired based on several criteria, including, but not limited to, revenue trends, undiscounted operating cash flows and other operating factors.
     In connection with the adoption of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company reviewed the assets and related goodwill of its personal tax preparation software business for impairment. As a result, the Company recognized an impairment loss of $8,389, which is included in other expenses in the consolidated statement of earnings for the year ended April 30, 1996. The impairment loss represents the amount by which the carrying value of the tax preparation software business assets, including goodwill, exceeded the estimated fair value of those assets. The estimated fair value was determined as the present value of estimated expected future cash flows using a discount rate appropriate for the risks associated with the personal software industry.
     Depreciation and amortization: Buildings and equipment are depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are amortized over the period of the respective lease using the straight-line method.
     Notes payable: The Company uses short-term borrowings to finance temporary liquidity needs and various financial activities conducted by its subsidiaries. The weighted average interest rates of notes payable at April 30, 1998 and 1997 were 5.6% and 5.7%, respectively.
     Revenue recognition: Service revenues are recorded in the period in which the service is performed.
     Product sales consist primarily of gains on sales of mortgage loans and software sales. Gains on loan sales are recognized utilizing the specific identification method at the time of sale. Software sales are recorded at the time of shipment.
     The Company records franchise royalties, based upon the contractual percentages of franchise revenues, in the period in which the franchise provides the service.
     Advertising expense: The Company expenses advertising costs the first time the advertising takes place.
     Taxes on earnings: The Company and its subsidiaries file a consolidated Federal income tax return on a calendar year basis. Therefore, the current liability for taxes on earnings recorded in the balance sheet at each year-end consists principally of taxes on earnings for the period January 1 to April 30 of the respective year. Deferred taxes, which are not material, are provided for temporary differences between financial and tax reporting, which consist principally of accrued expenses, deferred compensation, mark-to-market adjustments and depreciation.

     The Company has a Tax Sharing Agreement with CompuServe Corporation ("CompuServe"), pursuant to which CompuServe generally is obligated to pay the Company (or the Company is obligated to pay CompuServe) for CompuServe's liability (or tax benefits) related to Federal, state, and local income taxes for any taxable period during which CompuServe was a subsidiary of the Company.
     Consolidated statements of cash flows: For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.
     Disclosure regarding financial instruments: The carrying values reported in the balance sheet for cash equivalents, receivables, notes payable, accounts payable and accrued liabilities approximate fair market value due to the relatively short-term nature of the respective instruments.
     Hedging and forward commitments: As a part of its interest rate risk management strategy, the Company may choose to hedge its interest rate risk related to its fixed rate mortgage portfolio by selling short treasury securities and utilizing forward commitments. The Company classifies these instruments as hedges of specific loan receivables. The gains and losses derived from these instruments are deferred and included in the carrying amounts of the related hedged items and ultimately recognized in earnings.
     Stock plans: Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), allows companies to continue under the approach set forth in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), for recognizing stock-based compensation expense in the financial statements, but encourages companies to adopt the provisions of SFAS 123 based on the estimated fair value of employee stock options. Companies electing to retain the approach under APB 25 are required to disclose pro forma net earnings and net earnings per share in the notes to the financial statements, as if they had adopted the fair value accounting method under SFAS 123. The Company has elected to retain its current accounting approach under APB 25.
     Segments: In the third quarter of fiscal 1998, the Company elected the early adoption of Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 requires that a company report financial and descriptive information about its reportable operating segments, defined as those components of an enterprise about which separate financial information is available and is evaluated regularly by management in deciding how to allocate resources and in assessing performance. Management analyzes its business according to differences in types of services and geographic locations, and the reportable operating segments have been determined accordingly.
     New accounting standards: In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), effective for the Company's fiscal year ending April 30, 1999. SFAS 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS 130 requires that the Company (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. The Company does not anticipate that the implementation of SFAS 130 will have a material impact on the consolidated financial statements.
     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), effective for the Company's fiscal year ending April 30, 2001. SFAS 133 requires companies to record derivative instruments as assets or liabilities, measured at fair value. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Company has not yet determined the effect of SFAS 133 on the consolidated financial statements.

NET EARNINGS PER SHARE
The Company has adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"), issued by the Financial Accounting Standards Board in February 1997, which is effective for periods ending after December 15, 1997. SFAS 128, which simplifies the standards for computing and presenting earnings per share, replaces the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported primary earnings per share. Accordingly, net earnings per share for all periods presented have been restated to conform to the new standard.

     Basic net earnings per share is computed using the weighted average number of common shares outstanding. The dilutive effect of potential common shares outstanding are included in diluted net earnings per share. The computations of basic and diluted net earnings per share are as follows (shares in thousands):


                                                                    Year Ended April 30
                                                        ------------------------------------------
                                                            1998         1997          1996
                                                        ------------------------------------------
Net earnings from continuing operations                 $174,152        $143,777     $ 125,089
                                                        ========        ========     =========

Basic weighted average shares                            104,829         103,985       103,926
Effect of dilutive securities:
  Common and convertible preferred stock options           1,229             230           525
  Convertible preferred stock                              1,515           1,625         1,608
                                                        --------        --------     ---------
Dilutive potential common shares                         107,573         105,840       106,059
                                                        ========        ========     =========

Net earnings per share from continuing operations:
  Basic                                                    $1.66           $1.38         $1.20
  Diluted                                                   1.62            1.36          1.18

     Diluted net earnings per share excludes the impact of common stock options of 244,071, 5,651,642 and 4,024,027 shares for 1998, 1997 and 1996, respectively, because the options' exercise prices were greater than the average market price of the common shares and therefore, the effect would be antidilutive.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents is comprised of the following:

                                                               April 30
                                                       -------------------------
                                                             1998           1997
                                                       ----------     ----------
Municipal bonds                                        $  464,667     $   14,000
Certificates of deposit                                   239,582         99,747
Commercial paper                                          132,972        195,015
Cash and interest-bearing deposits                         58,765         58,671
U.S. Government obligations                                    --         62,586
Other interest-bearing securities                           4,870         27,060
                                                       ----------     ----------
                                                       $  900,856     $  457,079
                                                       ==========     ==========

MARKETABLE SECURITIES
The amortized cost and market value of marketable securities at April 30, 1998 and 1997 are summarized below:

                              ------------------------------------------  ------------------------------------------
                                                 1998                                          1997
                              ------------------------------------------  ------------------------------------------
                                             Gross      Gross                            Gross      Gross
                              Amortized Unrealized Unrealized     Market  Amortized Unrealized Unrealized     Market
                                   Cost      Gains     Losses      Value       Cost      Gains     Losses      Value
                              ------------------------------------------  ------------------------------------------
Current:
Municipal bonds and notes     $ 149,842     $   --     $   18   $149,824  $   6,167     $   17     $   12    $ 6,172
Asset-backed securities         151,383         18        208    151,193         --         --         --         --
U.S. Government obligations          --         --         --         --     15,047          8          9     15,046
Other debt investments           45,000        141         --     45,141     40,406        131         --     40,537
                              ---------     ------     ------   --------  ---------     ------     ------    -------
                                346,225        159        226    346,158     61,620        156         21     61,755
                              ---------     ------     ------   --------  ---------     ------     ------    -------
Noncurrent:
Municipal bonds                 181,060         96      1,472    179,684     15,039        325        135     15,229
Corporate bonds                  68,790         --        242     68,548         --         --         --         --
U.S. Government obligations      36,509         --        228     36,281         --         --         --         --
Preferred stock                      --         --         --         --        647        299         --        946
Common stock                      2,467      2,118          2      4,583      2,625      1,476          3      4,098
                              ---------     ------     ------   --------  ---------     ------     ------    -------
                                288,826      2,214      1,944    289,096     18,311      2,100        138     20,273
                              ---------     ------     ------   --------  ---------     ------     ------    -------
                              $ 635,051     $2,373     $2,170   $635,254  $  79,931     $2,256     $  159    $82,028
                              =========     ======     ======   ========  =========     ======     ======    =======

     All marketable securities at April 30, 1998 are classified as available-for-sale. Proceeds from the sales of available-for-sale securities were $1,321,716, $23,852 and $155,170 during 1998, 1997 and 1996, respectively.
Gross realized gains on those sales during 1998, 1997 and 1996 were $1,826, $600 and $1,520, respectively; gross realized losses were $106, $146 and $386, respectively. At April 30, 1998 and 1997, the net unrealized holding gain on available-for-sale securities included in stockholders' equity in the consolidated balance sheet was $126 and $1,326, respectively.

    Contractual maturities of available-for-sale debt securities at April 30, 1998 are presented below. Since expected maturities differ from contractual maturities due to the issuers' rights to prepay certain obligations or the seller's rights to call certain obligations, the first call date, put date or auction date for municipal bonds and notes is considered the contractual maturity date.

                                                       AMORTIZED                MARKET
                                                            COST                 VALUE
                                                       -------------------------------
Within one year                                        $ 346,225             $ 346,158
After one year through five years                        278,104               276,162
After five years through 10 years                          8,255                 8,351
                                                       ---------             ---------
                                                       $ 632,584             $ 630,671
                                                       =========             =========

RECEIVABLES
Receivables consist of the following:

                                                                 April 30
                                                       -------------------------------
                                                            1998                  1997
                                                       -------------------------------
Mortgage loans held for sale                           $ 448,102            $  107,115
Credit card loans                                        202,852               247,889
Other                                                    187,597                82,581
                                                       ---------            ----------
                                                         838,551               437,585
Allowance for doubtful accounts                           45,314                30,144
                                                       ---------            ----------
                                                       $ 793,237            $  407,441
                                                       =========            ==========

PROPERTY AND EQUIPMENT
A summary of property and equipment follows:

                                                                 April 30
                                                       -------------------------------
                                                            1998                  1997
                                                       -------------------------------
Land                                                   $   2,872            $    2,568
Buildings                                                 21,350                19,812
Computer and other equipment                             180,273               154,268
Leasehold improvements                                    39,891                31,311
                                                       ---------            ----------
                                                         244,386               207,959
Less accumulated depreciation and amortization           167,065               142,894
                                                       ---------            ----------
                                                       $  77,321            $   65,065
                                                       =========            ==========


    Depreciation and amortization expense for 1998, 1997 and 1996 amounted to $37,674, $30,727 and $21,006, respectively.

LONG-TERM DEBT
On October 21, 1997, the Company issued $250,000 of 6 3/4% Senior Notes under a shelf registration statement. The Senior Notes are due November 1, 2004, and are not redeemable prior to maturity. The net proceeds of this transaction were used to repay short-term borrowings which initially funded the acquisition of Option One Mortgage Corporation ("Option One"). Based upon borrowing rates currently available to the Company for indebtness with similar terms, the fair value of the long-term debt was approximately $254,515 at April 30, 1998.


OTHER NONCURRENT LIABILITIES
The Company has deferred compensation plans which permit directors and certain employees to defer portions of their compensation and accrue earnings on the deferred amounts. The compensation, together with Company matching of deferred amounts, has been accrued, and the only expenses related to these plans are the Company match and the earnings on the deferred amounts, which are not material to the financial statements. Included in other noncurrent liabilities is $29,885 and $32,990 at April 30, 1998 and 1997, respectively, to reflect the liability under these plans. The Company purchased whole-life insurance contracts on certain related directors and employees to recover a majority of distributions made or to be made under the plans and has recorded the cash surrender value of the policies in other assets. If all the assumptions regarding mortality, earnings, policy dividends and other factors are realized, the Company will ultimately realize its investment plus a factor for the use of its money.

STOCKHOLDERS' EQUITY
Changes in the components of stockholders' equity during the three years ended April 30, 1998 are summarized below:

                                                             CONVERTIBLE
                                         COMMON STOCK      PREFERRED STOCK  ADDITIONAL                TREASURY STOCK
                                   ----------------------------------------   PAID-IN    RETAINED    ------------------
                                        SHARES   AMOUNT    SHARES   AMOUNT    CAPITAL    EARNINGS    SHARES      AMOUNT
                                   ---------------------------------------------------------------------------------------

Balances at May 1, 1995            108,972,699   $1,089   401,768   $    4   $140,578    $700,423   (4,109,662)  $(156,229)


Net earnings for the year                   --       --        --       --         --     177,168           --          --
Stock options exercised                     --       --     3,031       --     (1,501)         --      340,395      12,957
Restricted stock granted                    --       --        --       --        (47)         --       46,370       1,763
Unrealized loss on translation              --       --        --       --         --         (50)          --          --
Acquisition of treasury shares              --       --        --       --         --          --   (1,833,200)    (71,897)
Sale of stock by subsidiary                 --       --        --       --    365,664          --           --          --
Change in net unrealized gain
  on marketable securities                  --       --        --       --         --         934           --          --
Cash dividends paid --
  $1.27 1/4 per share                       --       --        --       --         --    (131,263)          --          --
                                   -----------   ------   -------   ------   --------    --------    ---------   ---------
Balances at April 30, 1996         108,972,699    1,089   404,799        4    504,694     747,212   (5,556,097)   (213,406)

Net earnings for the year                   --       --        --       --         --      47,755           --          --
Stock options exercised                     --       --     2,280       --         24          --       88,945       3,415
Cancellation of restricted stock            --       --        --       --         --          --      (28,217)     (1,044)
Unrealized loss on translation              --       --        --       --         --      (3,065)          --          --
Repurchase of Convertible
  Preferred Stock                           --       --      (391)      --         --          --           --          --
Stock issued for acquisition                --       --        --       --     (2,410)         --      589,948      22,660
Change in net unrealized gain
  on marketable securities                  --       --        --       --         --         157           --          --
Cash dividend paid --
  $1.04 per share                           --       --        --       --         --    (107,988)          --          --
                                   -----------   ------   -------   ------   --------    --------    ---------   ---------
Balances at April 30, 1997         108,972,699    1,089   406,688        4    502,308     684,071   (4,905,421)   (188,375)

Net earnings for the year                   --       --        --       --         --     392,130           --          --
Stock options exercised                     --       --    32,088       --     (1,832)         --    1,578,340      60,882
Unrealized loss on translation              --       --        --       --         --      (5,290)          --          --
Conversion of Convertible
  Preferred Stock                           --       --  (435,972)      (4)   (68,018)         --    1,743,888      68,022
Cancellation of Convertible
  Preferred Stock                           --       --      (910)      --       (123)        (46)          --          --
Acquisition of treasury shares              --       --        --       --         --          --     (408,850)    (18,351)
Change in net unrealized gain
  on marketable securities                  --       --        --       --         --      (1,200)          --          --
Cash dividends paid --
  $.80 per share                            --       --        --       --         --     (83,635)          --          --
                                   -----------   ------   -------   ------   --------    --------    ---------   ---------
Balances at April 30, 1998         108,972,699   $1,089     1,894   $   --   $432,335    $986,030   (1,992,043)  $ (77,822)
                                   ===========   ======   =======   ======   ========    ========    =========   =========




     The Company is authorized to issue 6,000,000 shares of Preferred Stock, without par value. At April 30, 1998, the Company had 5,560,833 shares of authorized but unissued Preferred Stock. Of the unissued shares, 600,000 shares have been designated as Participating Preferred Stock in connection with the Company's shareholder rights plan.
     On March 8, 1995, the Board of Directors authorized the issuance of a series of 500,000 shares of nonvoting Preferred Stock designated as Convertible Preferred Stock, without par value. In April 1995, 401,768 shares of Convertible Preferred Stock were issued in connection with an acquisition. Each share of Convertible Preferred Stock became convertible on April 5, 1998 into four shares of Common Stock of the Company, subject to adjustment upon certain events. The holders of the Convertible Preferred Stock are not entitled to receive dividends paid in cash, property or securities and, in the event of any dissolution, liquidation or winding-up of the Company, will share ratably with the holders of Common Stock then outstanding in the assets of the Company after any distribution or payments are made to the holders of Participating Preferred Stock or the holders of any other class or series of stock of the Company with preference over the Common Stock. In April 1998, the Company issued 1,743,888 shares of its common stock upon conversion of 435,972 shares of the Convertible Preferred Stock.

STOCK OPTION PLANS
The Company has three stock option plans: the 1993 Long-Term Executive Compensation Plan, the 1989 Stock Option Plan for Outside Directors and a plan for eligible seasonal employees. The 1993 plan was approved by the shareholders in September 1993 to replace the 1984 Long-Term Executive Compensation Plan, which terminated at that time except with respect to outstanding awards thereunder. Under the 1993 and 1989 plans, options may be granted to selected employees and outside directors to purchase the Company's Common Stock for periods not exceeding 10 years at a price that is not less than 100% of fair market value on the date of the grant. A majority of the options are exercisable each year either starting one year after the date of the grant or on a cumulative basis at the annual rate of 33 1/3% of the total number of option shares.
     The plan for eligible seasonal employees, as amended, provided for the grant of options on June 30, 1998, 1997 and 1996 at the market price on the date of the grant. The options are exercisable during September in each of the two years following the calendar year of the grant.

     Changes during the years ended April 30, 1998, 1997 and 1996 under these plans were as follows:

                                                 ---------------------------------------------------------------------------------
                                                             1998                        1997                        1996
                                                 ---------------------------------------------------------------------------------
                                                                 Weighted-                   Weighted-                   Weighted-
                                                                   Average                     Average                     Average
                                                                  Exercise                    Exercise                    Exercise
                                                      Shares         Price           Shares      Price           Shares      Price
                                                 ---------------------------------------------------------------------------------
Options outstanding, beginning of year             6,217,699        $35.78        6,413,928     $37.93        4,865,814     $35.73
Options granted                                    3,784,925         32.28        3,124,588      32.34        3,545,692      40.35
Options exercised                                 (1,608,233)        33.63          (90,045)     20.08         (362,849)     29.02
Options which expired                             (3,283,999)        37.58       (3,230,772)     37.16       (1,634,729)     38.63
Options outstanding, end of year                   5,110,392         32.71        6,217,699      35.78        6,413,928      37.93

Shares exercisable, end of year                    3,428,615         32.87        4,506,372      36.00        4,029,301      37.56

Shares reserved for future grants, end of year    13,159,852                     13,660,778                  13,554,594


A summary of stock options outstanding and exercisable at April 30, 1998 follows:

                                                  Outstanding                                  Exercisable
                            ---------------------------------------------------      -----------------------------
                                 Number       Weighted-Average        Weighted-           Number         Weighted-
                            Outstanding              Remaining          Average      Exercisable           Average
Range of Exercise Prices    at April 30       Contractual Life   Exercise Price      at April 30    Exercise Price
                            ---------------------------------------------------      -----------------------------
$6.9525 - 16.25                  10,280                2 years           $14.71           10,280            $14.71
$17.4375 - 28.75                397,731                7 years            26.70          230,564             26.03
$30.6875 - 39.875             4,458,310                9 years            32.82        3,027,390             33.02
$40 - 44.375                    244,071                8 years            41.12          160,381             41.10
                            -----------                                              -----------
                              5,110,392                                                3,428,615
                            ===========                                              ===========


In connection with a previous acquisition, outstanding options to purchase the acquired company's common stock under an employee stock option plan were converted on April 4, 1995 into options to purchase 51,828 shares of the Company's Convertible Preferred Stock. During 1998, 1997 and 1996, options to purchase Convertible Preferred Stock of 32,088, 2,280 and 3,031, respectively, were exercised, and 899, 11,163 and 2,052, respectively, were terminated. At April 30, 1998, the options for the remaining 315 shares expired.

     The Company applies APB 25 in accounting for its stock option plans, under which no compensation cost has been recognized for stock option awards. Had compensation cost for the stock option plans been determined in accordance with the fair value accounting method prescribed under SFAS 123, the Company's net earnings and net earnings per share on a pro forma basis would have been as follows:


                                                     Year Ended April 30
                                               --------------------------------
                                                   1998        1997        1996
                                               --------------------------------
Net earnings:
  As reported                                  $392,130     $47,755    $177,168
  Pro forma                                     379,985      34,891     168,232
Basic net earnings per share:
  As reported                                     $3.74        $.46       $1.70
  Pro forma                                        3.62         .34        1.62
Diluted net earnings per share:
  As reported                                     $3.65        $.45       $1.67
  Pro forma                                        3.55         .33        1.59

     The SFAS 123 fair value method of accounting is not required to be applied to options granted prior to May 1, 1995, and therefore, the pro forma compensation cost may not be representative of that to be expected in future years.

     For the purposes of computing the pro forma effects of stock option grants under the fair value accounting method, the fair value of each stock option grant was estimated on the date of the grant using the Black-Scholes option pricing model. The weighted-average fair value of stock options granted during 1998, 1997 and 1996 was $5.91, $6.14 and $8.46, respectively. The following weighted-average assumptions were used for grants during the following periods:

                                                     Year Ended April 30
                                               --------------------------------
                                                   1998        1997        1996
                                               --------------------------------
Risk-free interest rate                           6.21%       6.28%       5.89%
Expected life                                   3 years     3 years     3 years
Expected volatility                              31.99%      34.08%      35.32%
Dividend yield                                    2.48%       2.42%       1.99%

SHAREHOLDER RIGHTS PLAN
On July 14, 1988, the Company's Board of Directors adopted a shareholder rights plan to deter coercive or unfair takeover tactics and to prevent a potential acquirer from gaining control of the Company without offering a fair price to all of the Company's stockholders. The plan was amended by the Board of Directors on May 9, 1990, September 11, 1991, May 10, 1995, and March 25, 1998. Under the plan, a dividend of one right (a "Right") per share was declared and paid on each share of the Company's Common Stock outstanding on July 25, 1988. As to shares issued after such date, Rights automatically attach to them after their issuance.
     Under the plan, as amended, a Right becomes exercisable when a person or group of persons acquires beneficial ownership of 15% or more of the outstanding shares of the Company's Common Stock without the prior written approval of the Company's Board of Directors (an "Unapproved Stock Acquisition"), and at the close of business on the tenth business day following the commencement of, or the public announcement of an intent to commence, a tender offer that would result in an Unapproved Stock Acquisition. When exercisable, the registered holder of each Right may purchase from the Company one two-hundredths of a share of a new class of the Company's Participating Preferred Stock, without par value, at a price of $60.00, subject to adjustment. The registered holder of each Right then also has the right (the "Subscription Right") to purchase for the exercise price of the Right, in lieu of shares of Participating Preferred Stock, a number of shares of the Company's Common Stock having a market value equal to twice the exercise price of the Right. Following an Unapproved Stock Acquisition, if the Company is involved in a merger, or 50% or more of the Company's assets or earning power are sold, the registered holder of each right has the right (the "Merger Right") to purchase for the exercise price of the Right a number of shares of the common stock of the surviving or purchasing company having a market value equal to twice the exercise price of the Right.
     After an Unapproved Stock Acquisition, but before any person or group of persons acquires 50% or more of the outstanding shares of the Company's Common Stock, the Board of Directors may exchange all or part of the then outstanding and exercisable Rights for Common Stock at an exchange ratio of one share of Common Stock per Right (the "Exchange"). Upon any such Exchange, the right of any holder to exercise a Right terminates. Upon the occurrence of any of the events giving rise to the exercisability of the Subscription Right or the Merger Right or the ability of the Board of Directors to effect the Exchange, the Rights held by the acquiring person or group become void as they relate to the Subscription Right, the Merger Right or the Exchange.

     The Company may redeem the Rights at a price of $.005 per Right at any time prior to an Unapproved Stock Acquisition (and after such time in certain circumstances). The Rights expire on July 25, 1998, unless extended by the Board of Directors. Until a Right is exercised, the holder thereof, as such, has no rights as a stockholder of the Company, including the right to vote or to receive dividends. The issuance of the Rights alone has no dilutive effect and does not affect reported net earnings per share.
     On March 25, 1998, the Company's Board of Directors adopted a new shareholder rights plan which will become effective upon the earliest of the termination or expiration of the existing plan or the date upon which the existing plan is determined to have become ineffective, regardless of the reason therefor. Under the new plan, a dividend of one Right per share was declared and will be paid on each share of the Company's Common Stock outstanding on the effective date of the new plan. Rights will automatically attach to shares issued after such date.
     Under the new plan, a Right will become exercisable in the event of an Unapproved Stock Acquisition, and at the close of business on the tenth business day following the commencement of, or the public announcement of an intent to commence, a tender offer that would result in an Unapproved Stock Acquisition. When exercisable, the registered holder of each Right under the new plan may purchase from the Company one one-hundredth of a share of a class of the Company's Participating Preferred Stock, without par value, at a price of $215.00, subject to adjustment. The registered holder of each Right then also will have a subscription right identical to the Subscription Right provided for in the existing plan. Following an Unapproved Stock Acquisition, if the Company is involved in a merger, or 50% or more of the Company's assets or earning power are sold, the registered holder of each Right under the new plan will have a merger right identical to the Merger Right provided for in the existing plan.
     Under the new plan, the Board of Directors may effect an exchange in circumstances and in a manner identical to the exchange provided for in the existing plan. Upon the occurrence of any of the events giving rise to the exercisability of the subscription right or the merger right or the ability of the Board of Directors to effect the exchange, the Rights held by the acquiring person or group under the new plan will become void as they relate to the subscription right, the merger right or the exchange.
     The Company may redeem the Rights under the new plan at a price of $.00125 per Right at any time prior to the earlier of (i) an Unapproved Stock Acquisition, or (ii) the expiration of the rights. The Rights under the new plan will expire on March 25, 2008, unless extended by the Board of Directors. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including the right to vote or to receive dividends. The issuance of the Rights alone will have no dilutive effect and will not affect reported net earnings per share.

OTHER EXPENSES
Included in other expenses are the following:

                                                   Year Ended April 30
                                        ----------------------------------------
                                            1998             1997           1996
                                        ----------------------------------------
Purchased services                      $ 17,971        $  14,504       $ 10,866
Amortization of goodwill                  17,352            5,531         11,471
Travel and entertainment                  11,648            9,773          7,370
Taxes and licenses                        11,396           10,475          8,788
Refund anticipation loan servicing fees    7,889            9,838             --
Legal and professional                     6,382            6,105          6,360
Loan servicing                             5,851               --             --


TAXES ON EARNINGS
The components of earnings from continuing operations before income taxes upon which Federal and foreign income taxes have been provided are as follows:

                                                   Year Ended April 30
                                        ----------------------------------------
                                            1998             1997           1996
                                        ----------------------------------------
United States                           $269,558        $ 214,469       $188,749
Foreign                                   11,333           10,589          8,708
                                        --------        ---------       --------
                                        $280,891        $ 225,058       $197,457
                                        ========        =========       ========

     Deferred income tax provisions (benefits) reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The current and deferred components of taxes on earnings from continuing operations is comprised of the following:


                                                                        Year Ended April 30
                                                               ----------------------------------
                                                                   1998       1997         1996
                                                               ----------------------------------
Currently payable:
  Federal                                                      $103,099    $67,992      $59,234
  State                                                          13,796      7,710        7,891
  Foreign                                                         5,483      5,041        4,060
                                                               --------    -------      -------
                                                                122,378     80,743       71,185
                                                               --------    -------      -------
Deferred:
  Accrued expenses                                               (5,271)     1,215           --
  Mark-to-market adjustments                                     (3,312)      (143)          --
  Allowance for credit losses                                    (2,699)    (1,382)          --
  Residual interest income                                       (2,167)        --           --
  Deferred loan fees                                              1,921         --           --
  Depreciation                                                   (1,501)     2,821          374
  Accrued income                                                 (1,306)      (112)       1,887
  Deferred compensation                                          (1,206)    (1,877)      (1,068)
  Other                                                             (98)        16          (10)
                                                               --------    -------      -------
                                                                (15,639)       538        1,183
                                                               --------    -------      -------
                                                               $106,739    $81,281      $72,368
                                                               ========    =======      =======

     Provision is not made for possible income taxes payable upon distribution of unremitted earnings of foreign subsidiaries. Such unremitted earnings aggregated $64,208 at December 31, 1997. Management believes the cost to repatriate these earnings would not be material.
     The following table reconciles the U.S. Federal income tax rate to the Company's effective tax rate:

                                                                      Year Ended April 30
                                                               ----------------------------------
                                                               1998          1997          1996
                                                               ----------------------------------
Statutory rate                                                 35.0%          35.0%        35.0%
Increases (reductions) in income taxes resulting from:
  State income taxes, net of Federal income tax benefit         2.8%           2.2%         2.6%
  Foreign income taxes, net of Federal income tax benefit        .5%            .6%          .5%
  Nontaxable Federal income                                     (.1%)          (.5%)        (.8%)
  Other                                                         (.2%)         (1.2%)        (.6%)
                                                               -----          -----        -----
Effective rate                                                 38.0%          36.1%        36.7%
                                                               =====          =====        =====

ACQUISITIONS
On June 17, 1997, the Company acquired Option One, a company engaged in the origination, purchase, servicing, securitization and sale of nonconforming mortgage loans. The cash purchase price was $218,083, consisting of $28,083 in adjusted stockholder's equity and a premium of $190,000. In addition, the Company made cash payments of $456,163 to Option One's former parent to eliminate intercompany loans made to Option One to finance its mortgage loan operations. The $456,163 payment was recorded as an intercompany loan and was repaid to the Company by the end of June 1997 after Option One sold the mortgage loans to a third party in the ordinary course of business. The acquisition was accounted for as a purchase and, accordingly, Option One's results are included since the date of acquisition. The fair value of tangible assets acquired, including cash, and liabilities assumed was $683,777 and $463,877, respectively. Liabilities assumed were treated as a noncash investing activity in the consolidated statement of cash flows for the year ended April 30, 1998. The excess of cost over fair value of net tangible assets acquired was $183,077 and is being amortized on a straight-line basis over 15 years. The acquisition was ultimately financed with the issuance of $250,000 in Senior Notes during the second quarter of fiscal 1998.

     The following unaudited pro forma summary combines the consolidated results of operations of the Company and Option One as if the acquisition had occurred on May 1, 1997 and 1996, after giving effect to certain adjustments, including amortization of intangible assets, increased interest expense on the acquisition debt and the related income tax effects. The pro forma information is presented for information purposes only and is not necessarily indicative of what would have occurred if the acquisition had been made as of those dates. In addition, the pro forma information is not intended to be a projection of future results.

                                                Year Ended April 30
                                          --------------------------------
                                                1998                  1997
                                          --------------------------------
Revenues                                  $1,314,071            $1,192,790
Net earnings from continuing operations      170,135               144,527
Net earnings                                 388,113                48,505
Basic net earnings per share                   $3.70                 $ .47
Diluted net earnings per share                  3.61                   .46

     During fiscal 1998, 1997 and 1996, the Company made other acquisitions which were accounted for as purchases. Their operations, which are not material, are included in the consolidated statements of earnings.

SALE OF SUBSIDIARIES
On January 31, 1998, the Company completed the sale of its 80.1% interest in CompuServe to a subsidiary of WorldCom, Inc. ("WorldCom"). The Company recorded a $231,867 gain, net of taxes, on the transaction. The sale was structured as a stock-for-stock transaction in which the Company received 30,108,610 shares of WorldCom stock in exchange for its 80.1% ownership interest (74,200,000 shares) in CompuServe stock. The Company completed the transaction through its receipt of $1,032,699 in net proceeds from the monetization of 100% of its WorldCom stock in a block trade on February 2, 1998. As a part of the CompuServe transaction, the Company has agreed to indemnify WorldCom and CompuServe against 80.1% of any losses and expenses incurred by them with respect to litigation and claims brought against CompuServe, any of its current or former officers, directors, employees, agents or underwriters relating to CompuServe's initial public offering in April 1996. The shares of WorldCom stock received in the stock-for-stock transaction were treated as a noncash investing activity in the consolidated statement of cash flows for the year ended April 30, 1998. The consolidated financial statements reflect CompuServe as discontinued operations. Revenues from CompuServe for the years ended April 30, 1998, 1997 and 1996 were $628,245, $841,887 and $793,165, respectively.
     On April 19, 1996, CompuServe effected an initial public offering of 18,400,000 shares of its common stock at $30.00 per share, which reduced the Company's ownership in CompuServe to just over 80%. The Company did not recognize a gain on this transaction. Additional paid-in capital was increased by the change in the Company's proportionate share of CompuServe's equity as a result of the initial public offering, from which the net proceeds to CompuServe were $518,819.
     On May 1, 1995, the Company sold its wholly owned subsidiary, MECA Software, Inc., exclusive of its rights to publish TaxCut, for $35,000 cash. The sale resulted in a pretax gain of $12,445, which is included in other income for the year ended April 30, 1996.

COMMITMENTS AND CONTINGENCIES
Substantially all of the operations of the Company's subsidiaries are conducted in leased premises. Most of the operating leases are for a one-year period with renewal options of one to three years and provide for fixed monthly rentals. Lease commitments at April 30, 1998, for fiscal 1999, 2000, 2001, 2002 and 2003 aggregated $47,186, $37,857, $24,957, $13,138 and $6,617, respectively, with no significant commitments extending beyond that period of time. The Company's rent expense for the years 1998, 1997 and 1996 aggregated $84,912, $78,141 and $65,521, respectively.
     The Company has commitments to its credit card holders to the extent of the unused credit limits on credit card loans. These commitments amounted to $779,195 and $923,348 at April 30, 1998 and 1997, respectively. The Company does not require collateral to secure credit card loan agreements. Commitments on credit card loans are cancelable by the Company at any time and do not necessarily represent future cash requirements.
     The Company is obligated to purchase, from a 40%-owned affiliate, 60% of the mortgage loan volume which meets certain criteria as established by the Company. The Company purchased $298,405 and $122,535 of such loans during the years ended April 30, 1998 and 1997, respectively, which may not be indicative of future obligations. The Company also extends warehouse financing of $100,000 to this affiliate to facilitate the accumulation of mortgage loans, of which $68,434 and $8,199 was drawn at April 30, 1998 and 1997, respectively.

     The Company has commitments to fund mortgage loans to customers as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. The commitments to fund loans amounted to $199,487 at April 30, 1998. External market forces impact the probability of commitments being exercised, and therefore, total commitments outstanding do not necessarily represent future cash requirements.
     At April 30, 1998, the Company maintained a $1,800,000 backup credit facility to support various financial activities conducted by its subsidiaries through the commercial paper program. The annual commitment fee required to support the availability of this facility is eight basis points per annum on the unused portion of the facility. Among other provisions, the credit agreement limits the Company's indebtedness.
     The Company is responsible for servicing mortgage loans for others of $2,924,683, subservicing loans of $1,389,851, and the master servicing of $418,161 previously securitized mortgage loans held in trust at April 30, 1998. The mortgage loans held in trust are serviced by a related party. Fiduciary bank accounts that are maintained on behalf of investors and for impounded collections were $67,650 at April 30, 1998. These bank accounts are not assets of the Company and are not reflected in the accompanying consolidated financial statements.
     CompuServe, certain current and former officers and directors of CompuServe and the Company have been named as defendants in six lawsuits pending before the state and Federal courts in Columbus, Ohio. All suits allege similar violations of the Securities Act of 1933 based on assertions of omissions and misstatements of fact in connection with CompuServe's public filings related to its initial public offering in April 1996. One state lawsuit also alleges certain oral omissions and misstatements in connection with such offering. Relief sought in the lawsuits is unspecified, but includes pleas for rescission and damages. One Federal lawsuit names the lead underwriters of CompuServe's initial public offering as additional defendants and as representatives of a defendant class consisting of all underwriters who participated in such offering. The Federal suits have been consolidated, the defendants have filed a motion to dismiss the consolidated suits, and the court has stayed all proceedings pending the outcome of the state court suits. The four state court lawsuits also allege violations of various state statutes and common law of negligent misrepresentation in addition to the 1933 Act claims. The state lawsuits have been consolidated for discovery purposes and defendants have filed a motion for summary judgment covering all four state lawsuits. As a part of the sale of its interest in CompuServe, the Company has agreed to indemnify WorldCom and CompuServe against 80.1% of any losses and expenses incurred by them with respect to these lawsuits. The defendants are vigorously defending these lawsuits. In the opinion of management, the ultimate resolution of these suits will not have a material adverse impact on the Company's consolidated financial position or future results of operations.

FINANCIAL INSTRUMENTS
The Company sells short treasury securities under an open repurchase agreement that can be adjusted at any time by either party. The position on certain or all of the fixed rate mortgages is closed when the Company enters into a forward commitment to sell those mortgages. Deferred gains on the treasury securities hedging instrument amounted to $127 at April 30, 1998. The contract value and market value of this hedging instrument as of April 30, 1998 was $39,992 and $40,111, respectively. The contract value and market value of the forward commitment as of April 30, 1998 was $210,000 and $210,714, respectively.
     The Company purchases these instruments from certain broker-dealer counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.
     The Company is exposed to on-balance sheet credit risk related to its receivables. Mortgage loans made to subprime borrowers present a higher level of risk of default than conforming loans. These loans also involve additional liquidity risk due to a more limited secondary market than conforming loans. While the Company believes that the underwriting procedures and appraisal processes it employs enable it to mitigate these risks, no assurance can be given that such procedures or processes will be adequate protection against these risks. The Company is exposed to off-balance sheet credit risk related to mortgage loan receivables which the Company has committed to buy or fund and commitments made to credit card holders to meet their financing needs.

QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                 FISCAL 1998 QUARTER ENDED                       FISCAL 1997 QUARTER ENDED
                                    -----------------------------------------------------------------------------------------------
                                     APRIL 30,    JAN. 31,   OCT. 31,    JULY 31,    APRIL 30,    JAN. 31,    OCT. 31,     JULY 31,
                                       1998         1998       1997        1997       1997         1997         1996        1996
                                    -----------------------------------------------------------------------------------------------
Revenues                            $  975,900  $  208,683  $   82,992     39,210   $  880,597  $  155,137   $   41,107   $  20,615
                                    ==========  ==========  ==========  =========    =========  ==========   ==========   =========
Continuing operations:
  Earnings (loss) before
   income taxes (benefits)          $  414,384  $  (28,155) $  (49,829) $ (55,509)  $  337,847  $  (22,418)  $  (44,484)  $ (45,887)
  Taxes (benefits) on earnings         157,466     (10,699)    (19,380)   (20,648)     124,028      (8,496)     (16,860)    (17,391)
                                    ----------  ----------  ----------  ---------   ----------  ----------   ----------   ---------
  Net earnings (loss)                  256,918     (17,456)    (30,449)   (34,861)     213,819     (13,922)     (27,624)    (28,496)
Net earnings (loss) from
 discontinued operations                    --         167     (10,782)    (3,274)     (14,384)    (11,404)     (46,504)    (23,730)
Net gain on sale of
 discontinued operations                    --     231,867          --         --           --          --           --          --
                                    ----------  ----------  ----------  ---------   ----------  ----------   ----------   ---------
Net earnings (loss)                 $  256,918  $  214,578  $  (41,231) $ (38,135)  $  199,435  $  (25,326)  $  (74,128)  $ (52,226)
                                    ==========  ==========  ==========  =========   ==========  ==========   ==========   =========

Basic net earnings per share:
  Net earnings (loss) from
   continuing operations            $     2.43  $     (.17) $     (.29) $    (.33)  $     2.05  $     (.13)  $     (.27)  $    (.27)
                                    ==========  ==========  ==========  =========   ==========  ==========   ==========   =========
  Net earnings (loss)               $     2.43  $     2.04  $     (.39) $    (.37)  $     1.91  $     (.24)  $     (.71)  $    (.50)
                                    ==========  ==========  ==========  =========   ==========  ==========   ==========   =========

Diluted net earnings per share:
  Net earnings (loss) from
   continuing operations            $     2.37  $     (.17) $     (.29) $    (.33)  $     2.03  $     (.13)  $     (.27)  $    (.27)
                                    ==========  ==========  ==========  =========   ==========  ==========   ==========   =========
  Net earnings (loss)               $     2.37  $     2.04  $     (.39) $    (.37)  $     1.90  $     (.24)  $     (.71)  $    (.50)
                                    ==========  ==========  ==========  =========   ==========  ==========   ==========   =========



      The accumulation of four quarters in fiscal 1998 for basic net earnings per share from continuing operations, basic net earnings per share and diluted net earnings per share from continuing operations is less than the related per share amounts for the year ended April 30, 1998 due to the timing of the exercise of stock options and the conversion of the Convertible Preferred Stock.
      Revenues for the first quarter of fiscal 1998 of $39,210 differs from the amount reported on Form 10-Q for the three months ended July 31, 1997 by $4,757 due to certain reclassifications made to conform with the current year presentation.

SUMMARIZED FINANCIAL INFORMATION
Summarized financial information for Block Financial Corporation, an indirect, wholly owned subsidiary of the Company, is presented below.


                                                             April 30
                                                  -------------------------
                                                        1998           1997
                                                  -------------------------
Condensed balance sheets:
  Cash and cash equivalents                       $   30,895       $  3,425
  Finance receivables, net                           737,005        380,206
  Other assets                                       311,759         34,657
                                                  ----------       --------
    Total assets                                  $1,079,659       $418,288
                                                  ==========       ========

  Commercial paper                                $  643,002       $269,619
  Long-term debt                                     249,675             --
  Other liabilities                                   57,372         26,867
  Stockholder's equity                               129,610        121,802
                                                  ----------       --------
    Total liabilities and stockholder's equity    $1,079,659       $418,288
                                                  ==========       ========

                                                                 Year Ended April 30
                                                     ---------------------------------------------
                                                         1998               1997              1996
                                                     ---------------------------------------------
Condensed statements of operations:
  Revenues                                           $246,787          $ 110,777         $  36,854
  Earnings (loss) from operations                      12,859              7,053            (7,368)
  Earnings before income taxes                         12,859              7,053             5,077
  Net earnings (loss)                                   7,813              4,337              (255)

SEGMENT INFORMATION
The principal business activity of the Company's operating subsidiaries is providing tax and financial services to the general public. Management has determined the reportable segments identified below according to differences in types of services, geographic locations, and how operational decisions are made. Geographical information is presented within the segment data below. All foreign countries in which subsidiaries of the Company operate, which are individually immaterial, are included in International Tax Operations. Included below is the financial information on each segment that is used by management to evaluate the segment's results. The Company operates in the following reportable segments:
     U.S. Tax Operations: This segment is primarily engaged in providing tax return preparation, filing, and related services to the general public in the United States. Tax-related service revenue includes fees from company-owned tax offices and royalties from franchised offices. This segment also purchases participation interests in refund anticipation loans made by a third party lending institution which are offered to tax clients, and provides tax preparation and other personal productivity software to the general public. Revenues of this segment are seasonal in nature.
     International Tax Operations: This segment is primarily engaged in providing tax return preparation, filing, and related services to the general public in Canada, Australia and the United Kingdom. In addition, International Tax Operations has franchise offices in eight countries. Tax-related service revenue includes fees from company-owned tax offices and royalties from franchised offices. Revenues of this segment are seasonal in nature.
     Mortgage Operations: This segment is primarily engaged in the origination, purchase, servicing, securitization and sale of nonconforming mortgage loans in the United States. Mortgage origination services are offered through a network of mortgage brokers in 46 states and through H&R Block tax offices in 15 states.
     Credit Card Operations: This segment operates in the United States and sponsors credit card loans under a co-branded agreement and, through an Internet site and an online service provider, allows cardholders access to account transactions and payment detail through an online lookup feature.
     Identifiable Assets: Identifiable assets are those assets, including the excess of cost over fair value of net tangible assets acquired, associated with each reportable segment. The remaining assets are classified as corporate assets and consist primarily of cash, marketable securities and corporate equipment.

Information concerning the Company's operations by reportable segment for the years ended April 30, 1998, 1997 and 1996 is as follows:

                                                                         -----------------------------------------
                                                                                1998           1997           1996
                                                                         -----------------------------------------
REVENUES:
  U.S. tax operations                                                    $ 1,047,324    $   966,524    $   759,354
  International tax operations                                                81,754         87,493         81,822
  Mortgage operations                                                        135,778          8,895             91
  Credit card operations                                                      37,404         31,513         24,876
  Unallocated corporate                                                        5,125          3,498          5,720
  Intersegment sales                                                            (600)          (467)          (330)
                                                                         -----------    -----------    -----------
Total revenues                                                           $ 1,306,785    $ 1,097,456    $   871,533
                                                                         ===========    ===========    ===========

EARNINGS FROM CONTINUING OPERATIONS:
  U.S. tax operations                                                    $   253,278    $   210,365    $   173,098
  International tax operations                                                11,922         14,172         11,731
  Mortgage operations                                                         30,811            865             91
  Credit card operations                                                     (15,542)        (7,025)        (2,550)
  Unallocated corporate                                                      (11,444)        (4,189)        (5,848)
  Investment income, net                                                      25,597         10,870          8,490
  Acquisition interest expense                                               (13,731)            --             --
  Other, net                                                                      --             --         12,445
                                                                         -----------    -----------    -----------
Earnings from continuing operations before income taxes                  $   280,891    $   225,058    $   197,457
                                                                         ===========    ===========    ===========

DEPRECIATION AND AMORTIZATION:
  U.S. tax operations                                                    $    37,313    $    31,981    $    28,804
  International tax operations                                                 4,541          3,594          3,168
  Mortgage operations                                                         12,690             56             --
  Credit card operations                                                         815            505            244
  Unallocated corporate                                                          428            390            261
                                                                         -----------    -----------    -----------
Total depreciation and amortization                                      $    55,787    $    36,526    $    32,477
                                                                         ===========    ===========    ===========

IDENTIFIABLE ASSETS:
  U.S. tax operations                                                    $   200,243    $   189,007    $   119,653
  International tax operations                                                48,362         39,145         27,529
  Mortgage operations                                                        829,396        125,734         11,173
  Credit card operations                                                     202,412        253,052        168,049
  Unallocated corporate                                                    1,623,670        577,976        473,647
  Net assets of discontinued operations                                           --        522,144        617,510
                                                                         -----------    -----------    -----------
Total assets                                                             $ 2,904,083    $ 1,707,058    $ 1,417,561
                                                                         ===========    ===========    ===========

CAPITAL EXPENDITURES:
  U.S. tax operations                                                    $    36,495    $    38,760    $    34,987
  International tax operations                                                 7,013          4,773          1,906
  Mortgage operations                                                          4,736            205             --
  Credit card operations                                                         224            736            463
  Unallocated corporate                                                        1,513            279            660
                                                                         -----------    -----------    -----------
Total capital expenditures                                               $    49,981    $    44,753    $    38,016
                                                                         ===========    ===========    ===========

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

/s/ Ozzie Wenich
Senior Vice President and
Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
H&R Block, Inc.
Kansas City, Missouri

We have audited the accompanying consolidated balance sheets of H&R Block, Inc. and subsidiaries as of April 30, 1998 and 1997, and the related consolidated statements of earnings and cash flows for each of the three years in the period ended April 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of H&R Block, Inc., and subsidiaries as of April 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 1998, in conformity with generally accepted accounting principles.


/S/ Deloitte & Touche LLP

Kansas City, Missouri
June 16, 1998

COMMON STOCK DATA

                                                           Stock Price          Cash Dividend
                                                     -----------------------
                                                       High            Low     Paid per Share
                                                     --------         ------   --------------
1997 Fiscal Year:
   Quarter ended 7/31/96                               36 3/8         23 5/8         .32
   Quarter ended 10/31/96                              30 1/8         23 5/8         .32
   Quarter ended 1/31/97                               32 3/4         24 3/4         .20
   Quarter ended 4/30/97                               33             28 5/8         .20

1998 Fiscal Year:
   Quarter ended 7/31/97                               38 1/2         30 5/8         .20
   Quarter ended 10/31/97                              42 1/4         33 3/4         .20
   Quarter ended 1/31/98                               45 3/4         37 3/8         .20
   Quarter ended 4/30/98                               49 1/16        42 7/8         .20


Traded on the New York Stock Exchange; Ticker Symbol: HRB

Selected Financial Data
In thousands, except per share amounts and number of shareholders




                                                                                   Year Ended April 30
                                                             1998              1997             1996          1995          1994
                                                       -------------------------------------------------------------------------
FOR THE YEAR:
Total revenues                                         $1,306,785        $1,097,456       $  871,533    $  766,323    $  806,721
Net earnings from continuing operations (1)            $  174,152        $  143,777       $  125,089    $   97,989    $  103,052
Net earnings (1)                                       $  392,130        $   47,755       $  177,168    $  107,259    $  200,528

AT YEAR END:
Total assets                                           $2,904,083        $1,707,058       $1,755,891    $1,097,313    $1,093,245
Cash, cash equivalents and marketable securities       $1,536,110        $  539,107       $  745,693    $  444,981    $  620,091
Long-term debt                                         $  249,675                --               --            --            --
Stockholders' equity                                   $1,341,632        $  999,097       $1,039,593    $  685,865    $  707,875
Shares outstanding                                        106,981           104,067          103,417       104,863       106,149
Number of shareholders                                     31,177            33,517           35,634        38,053        35,514

MEASUREMENTS:
Per basic share of common stock:
    Net earnings from continuing operations (1)            $ 1.66            $ 1.38           $ 1.20        $  .93        $  .97
    Net earnings (1)                                       $ 3.74            $  .46           $ 1.70        $ 1.02        $ 1.89
Per diluted share of common stock:
    Net earnings from continuing operations (1)            $ 1.62            $ 1.36           $ 1.18        $  .92        $  .97
    Net earnings (1)                                       $ 3.65            $  .45           $ 1.67        $ 1.01        $ 1.88
Other per share data:
    Cash dividends declared                                $  .80            $ 1.04           $ 1.27 1/4    $ 1.21 3/4    $ 1.09
    Net tangible book value                                $ 9.84            $ 8.88           $ 9.46        $ 5.79        $ 6.03
Return on total revenues (2)                                13.3%             13.1%            14.4%         12.8%         15.9%
Return on beginning stockholders' equity                    39.2%              4.6%            25.8%         15.2%         30.8%


(1) Fiscal 1994 includes a charge to earnings from continuing operations of $25,072 ($.24 per basic and diluted share) for purchased research and development in connection with the acquisition of MECA Software, Inc. Fiscal 1995 includes a charge to earnings from discontinued operations of $83,508 ($.79 per basic share and $.78 per diluted share) for purchased research and development in connection with a previous acquisition.
(2) Before charge for purchased research and development.