Form 10-K, Exhibit 13
period 1999-04-30
H&R BLOCK INC
filed 1999-07-29
CIK 12659

                                                                      EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

SIGNIFICANT EVENTS IN FISCAL 1999
On January 29, 1999, the Company completed the sale of its credit card portfolio. The Company recorded a $20.9 million loss, or $.21 per share, net of taxes, on the transaction. The consolidated statements of earnings for all periods presented reflect the Company's Credit card operations segment as discontinued operations.
     During fiscal year 1999, the Company acquired six regional accounting firms and several smaller market firms. This new Business services segment is primarily engaged in providing accounting, tax and consulting services to business clients and tax, estate planning and financial planning services to individuals. The purchase prices plus additional contingent payments aggregated $110.1 million. Each acquisition was accounted for as a purchase, and accordingly, results for each acquisition are included since the date of acquisition.

SIGNIFICANT EVENTS IN FISCAL 1998
On January 31, 1998, the Company completed the sale of its interest in CompuServe Corporation ("CompuServe") to a subsidiary of WorldCom, Inc. ("WorldCom"). The sale was structured as a stock-for-stock transaction in which the Company received 30.1 million shares of WorldCom stock in exchange for its 80.1% ownership interest (74.2 million shares) in CompuServe stock. The transaction was completed with the receipt of $1.033 billion in net proceeds from the monetization of the WorldCom stock in a block trade on February 2, 1998. The Company recorded a $231.9 million gain, net of taxes, on the transaction. CompuServe's results have been reflected as discontinued operations. CompuServe's operations contributed $(.13) and $(.92) per basic share, and $(.13) and $(.91) per diluted share, in 1998 and 1997, respectively.
     On June 17, 1997, the Company completed the purchase of Option One Mortgage Corporation ("Option One"). Option One primarily engages in the origination, purchase, servicing, securitization and sale of nonconforming mortgage loans. Based in Irvine, California, Option One has a network of more than 5,000 mortgage brokers in 49 states. The cash purchase price was $218.1 million. In addition, the Company made a cash payment of $456.2 million to Option One's parent to eliminate intercompany loans made to Option One to finance its mortgage operations. The $456.2 million payment was recorded as an intercompany loan and was repaid to the Company by the end of June 1997 after Option One sold the mortgage loans to a third party in the ordinary course of business. The acquisition was accounted for as a purchase and, accordingly, Option One's results are included since the date of acquisition.

NEW ACCOUNTING STANDARDS
In the first quarter of fiscal 1999, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS 130 requires that all changes in equity during the period, except those resulting from investments by and distributions to owners, be reported as "comprehensive income" in the financial statements. The Company's comprehensive income is comprised of net earnings, foreign currency translation adjustments and the change in the net unrealized gain or loss on marketable securities. The adoption of SFAS 130 had no effect on the Company's consolidated financial statements.
     In the third quarter of fiscal 1999, the Company adopted Statement of Financial Accounting Standards No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise" ("SFAS 134"). SFAS 134 requires that mortgage-backed securities or other interests retained after a securitization be classified based on the intent to sell or hold the investments. The Company has classified its retained interests as available-for-sale securities, which are included in investments in marketable securities on the consolidated balance sheets.
     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), effective for the Company's fiscal year ending April 30, 2001. SFAS 133 requires companies to record derivative instruments as assets or liabilities, measured at fair value. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Company does not anticipate that the implementation of SFAS 133 will have a material impact on the consolidated financial statements.

1999 COMPARED TO 1998

CONSOLIDATED RESULTS
Revenues increased 29.5% to $1.645 billion compared to $1.270 billion last year. Net earnings from continuing operations increased 29.4% to $237.8 million from $183.8 million in the prior year. Basic net earnings per share from continuing operations increased to $2.38 from $1.75 last year. Diluted net earnings per share from continuing operations increased to $2.36 compared to $1.71 in 1998. The net effect of the share repurchase program in 1999 was to increase earnings per share approximately $.05.
     Additional information on each of the Company's reportable operating segments follows.

U.S. TAX OPERATIONS
This segment is primarily engaged in providing tax return preparation, filing and related services to the general public in the United States. Tax-related service revenue includes fees from company-owned tax offices and royalties from franchised offices. This segment also purchases participation interests in refund anticipation loans made by a third-party lending institution which are offered to tax clients, and provides tax preparation and other personal productivity software to the general public.
     Revenues increased 20.1% to $1.258 billion from $1.047 billion in the prior year. Combined tax preparation and electronic filing fees increased $147.5 million, or 17.3%, due to a 4.5% increase in the number of clients served, higher fees due to complexity and price increases. Fees associated with Refund Anticipation Loans ("RALs") increased 69.1% over last year to $90.2 million reflecting a 40.4% increase in the number of RAL participations over last year due to the increase in the Company's participation percentage to 49.9% from 40% in 1998. Royalties increased by $12.0 million, or 11.7%, reflecting improved results in the number of clients served by franchises as well as increases in pricing. Software revenues increased $14.2 million, or 74.0%, as a result of increased market penetration.
     Operating earnings increased 24.5% to $314.1 million from $252.2 million in 1998. The pretax margin increased to 25.0% from 24.1% in the prior year. The improved margin resulted from higher revenues spread over a significant portion of fixed operating expenses, such as occupancy expenses, a lower bad debt rate associated with the RAL program and improved results from software sales.

INTERNATIONAL TAX OPERATIONS
This segment is primarily engaged in providing tax return preparation, filing and related services to the general public in Canada, Australia and the United Kingdom. Tax-related service revenue includes fees from company-owned tax offices and royalties from franchised offices.
     Revenues decreased 8.6% to $74.7 million from $81.8 million in 1998. Pretax earnings declined 78.9% to $2.5 million from $11.9 million last year, and the pretax margin decreased to 3.4% from 14.6% in the prior year. The downturn in both revenues and pretax earnings is due to disappointing results from Canada.
     As compared to last year, Canada's revenues declined 9.6% to $58.5 million and pretax earnings declined 77.6% to $2.4 million. Results were affected by several factors. The number of customers served in company-owned offices declined 6.1%, resulting in the revenue decline. The Canadian government's expanded efforts to provide free assistance to low-income Canadians contributed to the decrease in clients served. In addition, operating expenses, such as depreciation, advertising and rent, increased significantly due to continued office expansion.
     A weaker Australian dollar also affected international results when translated into U.S. currency. In U.S. dollars, Australia's revenues declined 7.4% to $14.5 million and pretax earnings increased 1.7% to $2.3 million. However, in Australian dollars, pretax earnings increased 33.2% to $4.0 million, while revenues were up 11.6% to $24.2 million. The increase in Australian dollar revenues and pretax earnings is due to a 5.2% increase in clients served.
     In the United Kingdom, the cost of operating 20 company-owned offices for a full year compared with a partial year in 1998 resulted in a pretax loss of $2.6 million, up 62.8% from the prior year. The Company is continuing its efforts to build a customer base in the U.K.

MORTGAGE OPERATIONS
This segment is primarily engaged in the origination, purchase, servicing, securitization and sale of nonconforming and conforming mortgage loans in the United States. Mortgage origination services are offered through a network of mortgage brokers in 49 states and through H&R Block offices in 4 states.
     Revenues increased 88.5% over last year to $255.9 million. Pretax earnings increased 103.7% to $62.7 million from $30.8 million in 1998. The increase in both revenues and pretax earnings is largely due to Option One, which reported revenues of $221.6 million and pretax earnings of $63.4 million. Option One originated $3.6 billion of loans in fiscal 1999, up 74.8% from last year. At April 30, 1999, Option One's servicing portfolio was 65,300 loans totaling $6.5 billion.

BUSINESS SERVICES
This segment is primarily engaged in providing accounting, tax and consulting services to business clients and tax, estate planning and financial planning services to individuals. This segment offers services through regional accounting firms based in six cities in the United States. A new segment this year, Business services reported revenues of $47.3 million and pretax earnings of $7.1 million. During fiscal year 1999, six regional accounting firms and several smaller market firms were acquired.

INVESTMENT INCOME, NET
Net investment income increased 25.9% to $32.2 million from $25.6 million in 1998, primarily as a result of an increase in the amount of cash available for investment throughout fiscal 1999.

UNALLOCATED CORPORATE AND ADMINISTRATIVE
The unallocated corporate and administrative pretax loss increased to $17.4 million from $10.4 million in the prior year, largely due to increased charitable contributions, increased wages and employee benefits, and lower earnings from the Company's captive insurance subsidiary.

INCOME TAX EXPENSE
The effective tax rate in fiscal 1999 of 38.0% remained unchanged from last year.

1998 COMPARED TO 1997

CONSOLIDATED RESULTS
Revenues increased 19.1% to $1.270 billion compared to $1.066 billion in 1997. Net earnings from continuing operations increased 24.1% to $183.8 million from $148.1 million in the prior year. Basic net earnings per share from continuing operations increased to $1.75 from $1.42 last year. Diluted net earnings per share from continuing operations increased to $1.71 compared to $1.40 in 1997.
     Additional information on each of the Company's reportable operating segments follows.

U.S. TAX OPERATIONS
Revenues increased 8.4% to $1.047 billion from $966.5 million in 1997. Combined tax preparation and electronic filing fees increased $71.2 million, or 9.1%, entirely attributable to price increases. Clients served, which includes taxpayers for whom the Company prepared income tax returns, as well as taxpayers for whom only electronic filing services were provided, was relatively consistent with the prior year. Royalties increased by $4.0 million, or 4.0%, reflecting improved results in the number of clients served by franchises as well as increases in pricing. Software revenues increased $5.2 million, or 36.6%, as a result of increased market penetration.
     Operating earnings increased 19.9% to $252.2 million from $210.4 million in 1997. The pretax margin was 24.1% compared to 21.8% in the prior year. The improved margin resulted from cost-control measures implemented throughout the tax operations business, primarily related to marketing and advertising expense and employee compensation, in addition to lower bad debt expense in 1998 associated with electronic filing.

INTERNATIONAL TAX OPERATIONS
Revenues decreased 6.6% to $81.8 million from $87.5 million in 1997. The deterioration of the Canadian and Australian dollars relative to the U.S. dollar contributed significantly to the decline in both revenues and operating earnings, accounting for 61% of the total revenue decrease. Tax preparation fees declined $2.2 million, or 4.2%, as a result of a 12.4% decrease in returns prepared by company-owned offices, partly offset by price increases. Discounted return fees in Canada also declined 11.8% due to a continued decline in available provincial tax credits.
     Operating earnings decreased 15.9% to $11.9 million from $14.2 million in 1997, and the pretax margin decreased to 14.6% from 16.2% in the prior year. The decrease is partly due to the revenue decline, as well as a loss of $1.6 million from the start-up operations in the United Kingdom and the opening of 32 new company-owned offices in Australia.

MORTGAGE OPERATIONS
Revenues of $135.8 million were $126.9 million better than 1997. The increase is largely due to the acquisition of Option One in June 1997, which contributed revenues of $117.4 million this year. Since its acquisition, Option One has originated $1.853 billion of loans and sold $1.785 billion of mortgage loans through whole-loan sales. At April 30, 1998, Option One's servicing portfolio was 42,800 loans totaling $4.315 billion.
     Operating earnings increased $29.9 million to $30.8 million. Option One contributed operating earnings of $34.3 million, including goodwill amortization of $10.8 million, which was reduced by the start-up costs associated with the retail mortgage business offered through the Company's tax offices.

INVESTMENT INCOME, NET
Net investment income increased 135.5% to $25.6 million from $10.9 million in 1997, primarily as a result of the proceeds from the monetization of WorldCom stock of $1.033 billion received at the beginning of February 1998.

UNALLOCATED CORPORATE AND ADMINISTRATIVE
The unallocated corporate and administrative pretax loss increased $6.2 million to $10.4 million, largely due to increased charitable contributions, increased wages and employee benefits, and the start-up costs related to a pilot program of additional financial services to be offered through the Company's tax offices. Additionally, the Company favorably adjusted its liability for certain insurance contingencies in 1997 based on actuarial valuations. Interest expense on long-term debt of $13.7 million in 1998 represented primarily the interest on debt associated with the acquisition of Option One.

INCOME TAX EXPENSE
The effective tax rate was 38.0% for 1998, compared to 36.1% for 1997, caused by an increase in state and local income taxes.

LIQUIDITY AND CAPITAL RESOURCES

The Company's financial position remained strong in 1999, with cash and marketable securities of $420.6 million at year-end, compared to $1.590 billion at the end of 1998. This decrease resulted primarily from the acquisition of
11.8 million shares of the Company's common stock at an aggregate cost of $492.9 million and a $571.1 million reduction in short term borrowings. Working capital declined to $533.6 million at April 30, 1999 from $866.4 million last year, but the working capital ratio increased to 1.96 to 1 this year compared to 1.68 to 1 a year earlier. Stockholders' equity at April 30, 1999 and 1998 was $1.062 billion and $1.342 billion, respectively.
     The Company maintains lines of credit to support short-term borrowing facilities in the United States and Canada. The credit limits of these lines fluctuate according to the amount of short-term borrowings outstanding during the year.
     The Company incurs short-term borrowings throughout the year to fund receivables associated with its mortgage loan and other financial services programs. During the past three years, the Company has also used short-term borrowings in January through April to purchase a participation interest ranging from 40% to 49.9% in certain RALs through its agreement with Household Bank. These short-term borrowings in the U.S. are supported by a $1.85 billion back-up credit facility through November 1999, subject to renewal. Outstanding commercial paper related to loans held for sale and other receivables amounted to $71.9 million and $643.0 million, respectively, at April 30, 1999 and 1998. Loans held for sale totaled $636.7 million and $448.1 million at April 30, 1999 and 1998, respectively.
     In Canada, from January through April each year, the Company uses Canadian borrowings to purchase refunds due its clients from Revenue Canada. Maturities of these borrowings range from 30 to 90 days. Net accounts receivable at April 30, 1999 and 1998 include amounts due from Revenue Canada of $11.3 million and $13.9 million, respectively.
     In October 1997, the Company issued $250 million of 6 3/4% Senior Notes, due 2004. The Senior Notes are not redeemable prior to maturity. The net proceeds of this transaction were used to repay short-term borrowings which initially funded the acquisition of Option One.
     Utilizing the U.S. commercial paper program described above, the Company originates and purchases mortgage loans. As part of its risk management strategy prior to securitization or sale, the Company may choose to hedge its interest rate risk related to its fixed rate mortgage portfolio by selling short FNMA mortgage-backed securities and utilizing forward loan sale commitments. The Company purchases these financial instruments from certain broker-dealer counterparties. The Company's policy is to utilize such financial instruments only for the purpose of offsetting or reducing the risk of loss associated with a defined or quantified exposure. As a matter of practice, the Company limits the counterparties to major banks and financial institutions.
     Management does not anticipate that the level of capital expenditures in 2000, exclusive of acquisitions, will increase significantly from 1999. The Company will continue to use short-term financing in the United States to finance various financial activities conducted by Block Financial Corporation, including the funding of loan originations by Option One, and in Canada to finance the Canadian refund discount program.
     The Company announced in December 1993 its intention to repurchase from time to time up to 10 million of its shares on the open market. In July 1996, the Company announced its intention to repurchase up to 10 million additional shares on the open market over a two-year period following the separation of CompuServe. At April 30, 1999, 17.0 million shares had been repurchased under these authorizations. The Company intends to continue to purchase its shares on the open market in accordance with these authorizations, subject to various factors including the price of the stock, availability of excess cash, the ability to maintain financial flexibility, securities laws restrictions and other investment opportunities available.

YEAR 2000 READINESS DISCLOSURE

The Company has established a program to identify, prioritize, evaluate and mitigate potential Year 2000 related issues. As part of its program, the Company has identified three key categories of software and systems, including information technology (IT) systems, non-IT systems (systems with internal clocks or imbedded microprocessors) and systems of third parties with which it interacts, for which the

Company has developed detailed plans to address the Year 2000 issue.
     The Company has identified 9 mission critical business functions (e.g. U.S. tax preparation services, wholesale loan services, etc.) and 28 non-mission critical business functions (e.g. TaxCut(R) software, Australian tax operations, etc.). Within each of the business functions, key IT and non-IT systems have been inventoried and assessed for compliance and detailed plans are in place for required system modifications or replacements. Currently, remediation projects are at different phases of completion. One hundred and thirty-six remediation projects, including both IT and non-IT systems, were identified within the 9 mission critical business functions. Of these projects, 118 are complete and successfully tested, 4 are in the testing phase and 14 are still in progress. Of the projects currently in the testing phase, all are scheduled to be completed by July 31, 1999. The remaining projects are scheduled to be completed by September 1999.
     The Company has initiated communications and surveyed state, Federal and foreign governments and suppliers with which it interacts to determine their plans for addressing Year 2000 issues. The Company is relying on their responses to determine if key third parties will be Year 2000 compliant. One of the Company's key third parties is the Internal Revenue Service (IRS). In a report given to the House Committee on Ways and Means on the Year 2000 Conversion Efforts on February 24, 1999, the Commissioner of the IRS reported the status of the IRS's Year 2000 effort. He stated: "Nearly all of our (IRS) mission critical systems were made Y2K compliant and were placed in production for the 1999 Filing Season. Approximately half of these systems have been successfully tested 'end-to-end' with the clocks rolled forward. We (IRS) will continue focusing our repair efforts on mission critical systems from now until the end of March. From April through the end of 1999, most of the efforts will be applied to wrapping up some smaller systems and, most importantly, completing the full-scale End-to-End Testing." The Company tested its systems with the IRS in May and June and found no major problems. In addition, the Company continues to communicate frequently with the IRS regarding its Year 2000 readiness. The Company is also in the process of completing a survey and inventory of tax franchisees. Some readiness issues have been identified and the Company is consulting with its franchisees on their remediation programs to help mitigate their risk. Assurances from franchisees of Year 2000 readiness are scheduled to be obtained by September 1999. The Company will continue to monitor its third party relationships for Year 2000 issues.
     Costs associated with the Year 2000 issue are being expensed as incurred. Total costs are currently estimated at $3.8 million, with approximately $2.5 million incurred through April 30, 1999. The remaining costs to complete represent the cost of on-going monitoring of the Company's continued readiness through the end of the next fiscal year. The costs associated with the replacement of computer systems, hardware and equipment (currently estimated to be $13.9 million in total, with $13.6 million incurred through April 30, 1999), substantially all of which would be capitalized, are not included in the above estimates. All costs related to the Year 2000 issue are being funded through internally-generated funds.
     The Company's most likely, worst case potential risk is that the IRS will not be Year 2000 compliant and the Company would not be able to process electronic filings or refund anticipation loans. The Company believes that its competitors will face the same risks.
     The Company has identified and developed contingency plans for Year 2000 interruptions in the event that internal and/or external remediation projects are not completed on a timely basis or that they fail to meet anticipated needs. The Company has focused its contingency plans on accounting functions, communications, distribution channels, facilities, insurance, suppliers, treasury functions and tax operations (which includes franchises, Federal and state governments, IRS and electronic filing). In addition, disaster recovery plans and business resumption plans are being reviewed and modified for information technology functions. While the Company does not anticipate problems in any of these areas, the Company believes a comprehensive plan includes preparation for continuity of its mission critical processes. The contingency plans were substantially completed in June 1999 and are scheduled to be completed by September 1999, with on going modifications being made as issues requiring change, if any, are identified.
     The Company's Year 2000 program is an ongoing process and the estimates of costs, risks and completion dates are based on currently available information and are subject to change.
     While the Company does not anticipate any major interruptions of its business activities, it can not make assurances that its systems, the systems of the state, Federal and foreign governments, tax franchisees and suppliers will be Year 2000 compliant and will not interrupt business. While the impact can not be fully determined, the inability of these systems to be ready could result in significant difficulties in processing and completing fundamental transactions. In such event, the Company's results of operations and financial position could be adversely affected in a material manner.
     The Notes to consolidated financial statements, as well as other information contained in this Annual Report to Shareholders may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are based upon current information, expectations, estimates and projections regarding the Company, the industry and the markets in which the Company operates and management's assumptions and beliefs relating thereto. Words such as "will," "expect," "intend," "plan," "wish," "estimate," "approximate," and variations thereof and similar expressions are intended to identify such forward-looking statements. These statements speak only as of the date on which they are made, are not guarantees of future performance, and involve certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results could materially differ from what is expressed, implied or forecast in such forward-looking statements. Such differences could be caused by a number of factors including, but not limited to, the uncertainty of the completion of the McGladrey transaction; year 2000 readiness of the Company and third parties; the uncertainty of laws, legislation, regulations, supervision and licensing by federal, state and local authorities and their impact on the lines of business in which the Company's subsidiaries are involved; unforeseen compliance costs; changes in economic, political or regulatory environments; changes in competition and the effects of such changes; the Company's inability to successfully expand its financial center operations, other financial planning and investment services operations, retail mortgage operations, and accounting practice; the Company's inability to successfully design, create, modify and operate its computer systems and networks; litigation involving the Company; changes in management and management strategies; and risks described from time to time in reports and registration statements filed by the Company and its subsidiaries with the Securities and Exchange Commission. Readers should take these factors into account in evaluating any such forward-looking statements. The Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED STATEMENTS OF EARNINGS
--------------------------------------------------------------------------------
Amounts in thousands, except per share amounts

Year Ended April 30                                            1999          1998          1997
-----------------------------------------------------------------------------------------------
REVENUES:
  Service revenues                                       $1,324,494    $1,047,181    $  921,954
  Product sales                                             174,124       103,717        31,781
  Royalties                                                 123,201       111,142       107,508
  Other                                                      22,846         7,941         5,167
                                                         --------------------------------------
                                                          1,644,665     1,269,981     1,066,410
                                                         --------------------------------------
EXPENSES:
  Employee compensation and benefits                        610,866       483,951       420,060
  Occupancy and equipment                                   232,003       195,192       175,050
  Marketing and advertising                                  90,056        71,594        76,087
  Bad debt                                                   71,662        53,736        51,303
  Interest                                                   69,338        38,899           608
  Supplies, freight and postage                              57,157        51,705        44,554
  Other                                                     158,509       103,387        77,535
                                                         --------------------------------------
                                                          1,289,591       998,464       845,197
                                                         --------------------------------------
Operating earnings                                          355,074       271,517       221,213

OTHER INCOME:
  Investment income, net                                     32,234        25,596        10,870
  Other, net                                                 (3,767)         (680)           --
                                                         --------------------------------------
                                                             28,467        24,916        10,870
                                                         --------------------------------------
Earnings from continuing operations before income
  taxes                                                     383,541       296,433       232,083
Taxes on earnings                                           145,746       112,645        83,951
                                                         --------------------------------------
NET EARNINGS FROM CONTINUING OPERATIONS                     237,795       183,788       148,132

Net loss from discontinued operations (less
  applicable income tax benefit of ($953), ($13,183)
  and ($56,091))                                             (1,490)      (23,525)     (100,377)
Net gain (loss) on sale of discontinued operations
  (less applicable income taxes (benefit) of
  ($13,387) and $251,701)                                   (20,939)      231,867            --
                                                         --------------------------------------
NET EARNINGS                                             $  215,366    $  392,130    $   47,755
                                                         ======================================
BASIC NET EARNINGS PER SHARE:
  Net earnings from continuing operations                     $2.38         $1.75         $1.42
  Net earnings (loss) from discontinued operations             (.22)         1.99          (.96)
                                                         --------------------------------------
  Net earnings                                                $2.16         $3.74         $ .46
                                                         ======================================
DILUTED NET EARNINGS PER SHARE:
  Net earnings from continuing operations                     $2.36         $1.71         $1.40
  Net earnings (loss) from discontinued operations             (.22)         1.94          (.95)
                                                         --------------------------------------
  Net earnings                                                $2.14         $3.65         $ .45
                                                         ======================================
-----------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA

April 30                                                              1999          1998
----------------------------------------------------------------------------------------
                                ASSETS
Current assets:
  Cash and cash equivalents.                                    $  193,240    $  900,856
  Marketable securities                                             56,881       400,240
  Receivables, less allowance for doubtful accounts of $61,872
    and $45,314                                                    743,301       793,237
  Prepaid expenses and other current assets                         94,000        48,944
                                                                ------------------------
     Total current assets                                        1,087,422     2,143,277

INVESTMENTS AND OTHER ASSETS:
  Investments in marketable securities                             170,528       289,096
  Excess of cost over fair value of net tangible assets
    acquired, less accumulated amortization of $64,414 and
    $40,261                                                        405,534       288,580
  Other                                                            132,470       105,809
                                                                ------------------------
                                                                   708,532       683,485
PROPERTY AND EQUIPMENT, at cost less accumulated
  depreciation and amortization of $193,549 and $167,065           114,222        77,321
                                                                ------------------------
                                                                $1,910,176    $2,904,083
                                                                ========================
                LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Notes payable                                                 $   71,939    $  643,002
  Accounts payable, accrued expenses and deposits                  168,641       114,875
  Accrued salaries, wages and payroll taxes                        161,590        96,168
  Accrued taxes on earnings                                        151,659       422,847
                                                                ------------------------
     Total current liabilities                                     553,829     1,276,892

LONG-TERM DEBT                                                     249,725       249,675

OTHER NONCURRENT LIABILITIES                                        44,635        35,884

COMMITMENTS AND CONTINGENCIES                                           --            --

STOCKHOLDERS' EQUITY:
  Common stock, no par, stated value $.01 per share:
    authorized 400,000,000 shares                                    1,089         1,089
  Convertible preferred stock, no par, stated value $.01 per
    share, authorized 500,000 shares                                    --            --
  Additional paid-in capital                                       420,658       432,335
  Accumulated other comprehensive income (loss)                    (23,400)      (24,517)
  Retained earnings                                              1,130,909     1,010,547
                                                                ------------------------
                                                                 1,529,256     1,419,454
  Less cost of common stock in treasury                            467,269        77,822
                                                                ------------------------
                                                                 1,061,987     1,341,632
                                                                ------------------------
                                                                $1,910,176    $2,904,083
                                                                ========================
----------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
Amounts in Thousands

Year Ended April 30                                          1999           1998          1997
-----------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings                                        $   215,366    $   392,130   $    47,755
  Adjustments to reconcile net earnings to net cash
   provided by operating activities:
    Depreciation and amortization                          74,605         55,787        36,526
    Provision for deferred taxes on earnings                1,739        (15,639)          538
    Net (gain) loss on sales of subsidiaries               20,939       (231,867)           --
    Net gain on sales of marketable securities             (4,124)        (1,720)         (454)
    Other noncurrent liabilities                            4,739         (3,068)          730
  Changes in assets and liabilities, net of
   acquisitions:
    Receivables                                           183,735        (44,727)      (94,452)
    Mortgage loans held for sale:
     Originations and purchases                        (4,290,207)    (2,330,349)     (211,700)
     Sales and principal repayments                     4,201,187      2,443,725       113,259
    Prepaid expenses and other current assets             (27,952)       (27,618)      (15,455)
    Net assets of discontinued operations                      --         13,665        95,405
    Accounts payable, accrued expenses and
     deposits                                              46,029        (82,469)       68,514
    Accrued salaries, wages and payroll taxes              55,178        (10,965)       10,932
    Accrued taxes on earnings                            (260,458)        28,118        36,833
                                                      -----------------------------------------
       Net cash provided by operating activities          220,776        185,003        88,431
                                                      -----------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of marketable securities                     (251,627)      (882,378)      (75,595)
  Maturities of marketable securities                     211,239         38,961           517
  Sales of marketable securities                          522,252      1,321,716        23,852
  Purchases of property and equipment, net                (78,823)       (46,803)      (44,277)
  Excess of cost over fair value of net tangible
   assets acquired, net of cash acquired                 (123,657)      (265,700)      (17,249)
  Other, net                                              (17,171)       (30,812)      (16,038)
                                                      -----------------------------------------
       Net cash provided by (used in) investing
          activities                                      262,213        134,984      (128,790)
                                                      -----------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayments of notes payable                         (17,276,595)   (11,090,798)   (5,041,386)
  Proceeds from issuance of notes payable              16,593,978     11,008,018     5,238,354
  Proceeds from issuance of long-term debt                     --        249,675            --
  Dividends paid                                          (95,004)       (83,635)     (107,988)
  Payments to acquire treasury shares                    (492,945)       (18,351)           --
  Proceeds from stock options exercised                    79,961         58,881         3,439
                                                      -----------------------------------------
       Net cash provided by (used in) financing
          activities                                   (1,190,605)       123,790        92,419
                                                      -----------------------------------------
  Net increase (decrease) in cash and cash
   equivalents                                           (707,616)       443,777        52,060
  Cash and cash equivalents at beginning of the
   year                                                   900,856        457,079       405,019
                                                      -----------------------------------------
  Cash and cash equivalents at end of the year        $    193,240   $   900,856   $   457,079
                                                      =========================================
SUPPLEMENTAL CASH FLOW DISCLOSURES:
  Income taxes paid (received)                        $    394,273   $   102,396   $    (8,047)
  Interest paid                                             71,431        50,302        10,889
-----------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------
AMOUNTS IN THOUSANDS

                                                       Convertible
                                    Common Stock     Preferred Stock   Additional                  Treasury Stock
                                  ----------------   ---------------    Paid-in      Retained    -------------------
                                  Shares    Amount   Shares   Amount    Capital      Earnings    Shares     Amount
--------------------------------------------------------------------------------------------------------------------
Balances at May 1, 1996           108,973   $1,089     405     $  4     $504,694    $  762,331    (5,556)  $(213,406)
Net earnings for the year              --       --      --       --           --        47,755        --          --
Unrealized loss on
 translation                           --       --      --       --           --            --        --          --
Change in net unrealized gain on
 marketable securities                 --       --      --       --           --            --        --          --
Comprehensive income                   --       --      --       --           --            --        --          --
Stock options exercised                --       --       2       --           24            --        89       3,415
Cancellation of restricted
 stock                                 --       --      --       --           --            --       (28)     (1,044)
Stock issued for acquisition           --       --      --       --       (2,410)           --       590      22,660
Cash dividends paid --
 $1.04 per share                       --       --      --       --           --      (107,988)       --          --
                                  ----------------------------------------------------------------------------------
Balances at April 30, 1997        108,973    1,089     407        4      502,308       702,098    (4,905)   (188,375)
Net earnings for the year              --       --      --       --           --       392,130        --          --
Unrealized loss on
 translation                           --       --      --       --           --            --        --          --
Change in net unrealized gain on
 marketable securities                 --       --      --       --           --            --        --          --
Comprehensive income                   --       --      --       --           --            --        --          --
Stock options exercised                --       --      32       --       (1,832)           --     1,578      60,882
Conversion of Convertible
 Preferred Stock                       --       --    (436)      (4)     (68,018)           --     1,744      68,022
Cancellation of Convertible
 Preferred Stock                       --       --      (1)      --         (123)          (46)       --          --
Acquisition of treasury
 shares                                --       --      --       --           --            --      (409)    (18,351)
Cash dividends paid --
 $.80 per share                        --       --      --       --           --       (83,635)       --          --
                                  ----------------------------------------------------------------------------------
Balances at April 30, 1998        108,973    1,089       2       --      432,335     1,010,547    (1,992)    (77,822)
Net earnings for the year              --       --      --       --           --       215,366        --          --
Unrealized loss on
 translation                           --       --      --       --           --            --        --          --
Change in net unrealized gain on
 marketable securities                 --       --      --       --           --            --        --          --
Comprehensive income                   --       --      --       --           --            --        --          --
Stock options exercised                --       --      --       --      (12,042)           --     2,175      90,462
Restricted stock granted               --       --      --       --          (81)           --        37       1,544
Stock issued for acquisition           --       --      --       --          807            --       268      11,053
Conversion of Convertible
 Preferred Stock                       --       --      (2)      --         (361)           --        11         439
Acquisition of treasury
 shares                                --       --      --       --           --            --   (11,843)   (492,945)
Cash dividends paid --
 $.95 per share                        --       --      --       --           --       (95,004)       --          --
                                  ----------------------------------------------------------------------------------
Balances at April 30, 1999        108,973   $1,089      --     $ --     $420,658    $1,130,909   (11,344)  $(467,269)
                                  ==================================================================================
--------------------------------------------------------------------------------------------------------------------

                                    Accumulated
                                          Other
                                  Comprehensive      Total
                                  Income (loss)     Equity
------------------------------------------------------------
Balances at May 1, 1996             $(15,119)     $1,039,593
Net earnings for the year                 --              --
Unrealized loss on
 translation                          (3,065)             --
Change in net unrealized gain on
 marketable securities                   157              --
Comprehensive income                      --          44,847
Stock options exercised                   --           3,439
Cancellation of restricted
 stock                                    --          (1,044)
Stock issued for acquisition              --          20,250
Cash dividends paid --
 $1.04 per share                          --        (107,988)
                                    ------------------------
Balances at April 30, 1997           (18,027)        999,097
Net earnings for the year                 --              --
Unrealized loss on
 translation                          (5,290)             --
Change in net unrealized gain on
 marketable securities                (1,200)             --
Comprehensive income                      --         385,640
Stock options exercised                   --          59,050
Conversion of Convertible
 Preferred Stock                          --              --
Cancellation of Convertible
 Preferred Stock                          --            (169)
Acquisition of treasury
 shares                                   --         (18,351)
Cash dividends paid --
 $.80 per share                           --         (83,635)
                                    ------------------------
Balances at April 30, 1998           (24,517)      1,341,632
Net earnings for the year                 --              --
Unrealized loss on
 translation                          (1,525)             --
Change in net unrealized gain on
 marketable securities                 2,642              --
Comprehensive income                      --         216,483
Stock options exercised                   --          78,420
Restricted stock granted                  --           1,463
Stock issued for acquisition              --          11,860
Conversion of Convertible
 Preferred Stock                          --              78
Acquisition of treasury
 shares                                   --        (492,945)
Cash dividends paid --
 $.95 per share                           --         (95,004)
                                    ------------------------
Balances at April 30, 1999          $(23,400)     $1,061,987
                                    ========================
------------------------------------------------------------

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of operations:  The operating subsidiaries of H&R Block, Inc.
provide a variety of services to the general public, principally in the United States, but also in Canada, Australia and other foreign countries. Approximately 81% of total revenues are generated from tax return preparation, electronic filing of tax returns and other tax-related services. Certain of these subsidiaries also originate, purchase, service, sell and securitize nonconforming and conforming mortgages, offer personal productivity software, purchase participation interests in refund anticipation loans made by a third-party lending institution, and offer accounting, tax and consulting services to business clients.
     Principles of consolidation: The consolidated financial statements include the accounts of H&R Block, Inc. (the "Company"), all majority-owned subsidiaries and companies that are directly or indirectly controlled by the Company through majority ownership or otherwise. All material intercompany transactions and balances have been eliminated.
     Reclassifications: Certain reclassifications have been made to prior year amounts to conform with the current year presentation.
     Management estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.
     Marketable securities: Marketable debt and equity securities are classified as available-for-sale securities, and are carried at market value, based on quoted prices, with unrealized gains and losses included in stockholders' equity.
     Residual interests in fiscal 1999 are classified as available-for-sale securities, and are carried at market value, based on a discounted cash flow model, with unrealized gains and losses included in stockholders' equity. The residual interests are amortized over the estimated lives of the loans to which they relate.
     The cost of marketable securities sold is determined on the specific identification method and realized gains and losses are reflected in earnings.
     Receivables: Receivables consist primarily of mortgage loans held for sale. Mortgage loans held for sale are carried at the lower of cost or market value. The allowance for doubtful accounts represents an amount considered by management to be adequate to cover potential losses.
     Foreign currency translation: Assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at exchange rates prevailing at the end of the year. Revenue and expense transactions are translated at the average of exchange rates in effect during the period. Translation gains and losses are recorded directly to stockholders' equity.
     Excess of cost over fair value of net tangible assets acquired: The excess of cost of purchased subsidiaries, operating offices and franchises over the fair value of net tangible assets acquired is being amortized over an average life of 16 years on a straight-line basis.
     At each balance sheet date, a determination is made by management to ascertain whether intangibles have been impaired based on several criteria, including, but not limited to, revenue trends, undiscounted operating cash flows and other operating factors.
     Depreciation and amortization: Buildings and equipment are depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are amortized over the period of the respective lease using the straight-line method.
     Notes payable: The Company uses short-term borrowings to finance temporary liquidity needs and various financial activities conducted by its subsidiaries. The weighted average interest rates of notes payable at April 30, 1999 and 1998 were 4.9% and 5.6%, respectively.
     Revenue recognition: Service revenues are recorded in the period in which the service is performed.
     Product sales consist primarily of gains on sales of mortgage loans and software sales. Gains on loan sales are recognized utilizing the specific identification method at the time of sale. Software sales are recorded at the time of shipment.
     The Company records franchise royalties, based upon the contractual percentages of franchise revenues, in the period in which the franchise provides the service.
     Advertising expense: The Company expenses advertising costs the first time the advertising takes place.

     Taxes on earnings: The Company and its subsidiaries file a consolidated Federal income tax return on a calendar year basis. Therefore, the current liability for taxes on earnings recorded in the balance sheet at each year-end consists principally of taxes on earnings for the period January 1 to April 30 of the respective year. Deferred taxes are provided for temporary differences between financial and tax reporting, which consist principally of accrued expenses, deferred compensation, allowance for credit losses and deferred gain on sale of residual interests.
     The Company has a Tax Sharing Agreement with CompuServe Corporation ("CompuServe"), pursuant to which CompuServe generally is obligated to pay the Company (or the Company is obligated to pay CompuServe) for CompuServe's liability (or tax benefits) related to Federal, state, and local income taxes for any taxable period during which CompuServe was a subsidiary of the Company.
     Consolidated statements of cash flows: For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.
     Disclosure regarding financial instruments: The carrying values reported in the balance sheet for cash equivalents, receivables, notes payable, accounts payable and accrued liabilities approximate fair market value due to the relatively short-term nature of the respective instruments.
     Hedging and forward commitments: As a part of its interest rate risk management strategy, the Company may choose to hedge its interest rate risk related to its fixed rate mortgage portfolio by selling short securities and utilizing forward commitments. The Company classifies these instruments as hedges of specific loan receivables. The gains and losses derived from these instruments are deferred and included in the carrying amounts of the related hedged items and ultimately recognized in earnings.
     Stock plans: Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), allows companies to continue under the approach set forth in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), for recognizing stock-based compensation expense in the financial statements, but encourages companies to adopt the provisions of SFAS 123 based on the estimated fair value of employee stock options. Companies electing to retain the approach under APB 25 are required to disclose pro forma net earnings and net earnings per share in the notes to the financial statements, as if they had adopted the fair value accounting method under SFAS 123. The Company has elected to retain its current accounting approach under APB 25.
     Comprehensive income: In the first quarter of fiscal 1999, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS 130 requires that all changes in equity during the period, except those resulting from investments by and distributions to owners, be reported as "comprehensive income" in the financial statements. The adoption of SFAS 130 had no effect on the Company's consolidated financial statements.
     Mortgage-backed securities: In the third quarter of fiscal 1999, the Company adopted Statement of Financial Accounting Standards No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise" ("SFAS 134"). SFAS 134 requires that mortgage-backed securities or other interests retained after a securitization be classified based on the intent to sell or hold the investments. The Company has classified its retained interests as available-for-sale securities, which are included in investments in marketable securities on the consolidated balance sheets.
     New accounting standards: In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), effective for the Company's fiscal year ending April 30, 2001. SFAS 133 requires companies to record derivative instruments as assets or liabilities, measured at fair value. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Company does not anticipate that the implementation of SFAS 133 will have a material impact on the consolidated financial statements.

NET EARNINGS PER SHARE
Basic net earnings per share is computed using the weighted average number of common shares outstanding. The dilutive effect of potential common shares outstanding are included in diluted net earnings per share. The computations of basic and diluted net earnings per share from continuing operations are as follows (shares in thousands):

Year Ended April 30                                              1999        1998        1997
---------------------------------------------------------------------------------------------
Net earnings from continuing operations                      $237,795    $183,788    $148,132
                                                             ================================
Basic weighted average shares                                  99,761     104,829     103,985
Effect of dilutive securities:
  Common and convertible preferred stock options                1,058       1,229         230
  Convertible preferred stock                                       2       1,515       1,625
                                                             --------------------------------
Dilutive potential common shares                              100,821     107,573     105,840
                                                             ================================
Net earnings per share from continuing operations:
  Basic                                                         $2.38       $1.75       $1.42
  Diluted                                                        2.36        1.71        1.40
---------------------------------------------------------------------------------------------

     Diluted net earnings per share excludes the impact of common stock options of 149,370, 244,071 and 5,651,642 shares for 1999, 1998 and 1997, respectively, because the options' exercise prices were greater than the average market price of the common shares and therefore, the effect would be antidilutive.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents is comprised of the following:

April 30                                                         1999        1998
------------------------------------------------------------------------------------
Cash and interest-bearing deposits                           $110,831    $ 58,765
Municipal bonds                                                77,500     464,667
Other interest-bearing securities                               2,525       4,870
Certificates of deposit                                         2,384     239,582
Commercial paper                                                   --     132,972
                                                             --------------------
                                                             $193,240    $900,856
                                                             ====================
------------------------------------------------------------------------------------

MARKETABLE SECURITIES
The amortized cost and market value of marketable securities at April 30, 1999 and 1998 are summarized below:

                                                      1999                                             1998
--------------------------------------------------------------------------------------------------------------------------------
                                                  Gross        Gross                               Gross        Gross
                                 Amortized   Unrealized   Unrealized    Market    Amortized   Unrealized   Unrealized    Market
                                      Cost        Gains       Losses     Value         Cost        Gains       Losses     Value
--------------------------------------------------------------------------------------------------------------------------------
Current:
Asset-backed securities          $ 45,038      $    1        $ 28      $ 45,011   $151,383      $   18       $  208     $151,193
Corporate bonds                     9,300          --          --         9,300         --          --           --           --
Municipal bonds and notes           2,564           6          --         2,570    149,842          --           18      149,824
Other debt investments                 --          --          --            --     45,000         141           --       45,141
Residual interests-trading             --          --          --            --     54,082          --           --       54,082
                                 -----------------------------------------------------------------------------------------------
                                   56,902           7          28        56,881    400,307         159          226      400,240
                                 -----------------------------------------------------------------------------------------------
Noncurrent:
Residual interests                 90,566       2,326         219        92,673         --          --           --           --
Municipal bonds                    72,902         274          88        73,088    181,060          96        1,472      179,684
Common stock                        2,419       2,362          14         4,767      2,467       2,118            2        4,583
Corporate bonds                        --          --          --            --     68,790          --          242       68,548
U.S. Government obligations            --          --          --            --     36,509          --          228       36,281
                                 -----------------------------------------------------------------------------------------------
                                  165,887       4,962         321       170,528    288,826       2,214        1,944      289,096
                                 -----------------------------------------------------------------------------------------------
                                 $222,789      $4,969        $349      $227,409   $689,133      $2,373       $2,170     $689,336
                                 ===============================================================================================
--------------------------------------------------------------------------------------------------------------------------------

     All marketable securities at April 30, 1999 are classified as available-for-sale. Residual interests at April 30, 1998 were classified as trading securities. Proceeds from the sales of available-for-sale securities were $522,252, $1,321,716 and $23,852 during 1999, 1998 and 1997, respectively.
Gross realized gains on those sales during 1999, 1998 and 1997 were $4,711, $1,826 and $600, respectively; gross realized losses were $587, $106 and $146, respectively.
     Contractual maturities of available-for-sale debt securities at April 30, 1999 are presented below. Since expected maturities differ from contractual maturities due to the issuers' rights to prepay certain obligations or the seller's rights to call certain obligations, the first call date, put date or auction date for municipal bonds and notes is considered the contractual maturity date.

                                                                Amortized     Market
                                                                     Cost      Value
-------------------------------------------------------------------------------------
Within one year                                                 $ 56,902     $ 56,881
After one year through five years                                 46,277       46,283
After five years through 10 years                                  9,297        9,431
After 10 years                                                    17,328       17,374
                                                                ---------------------
                                                                $129,804     $129,969
                                                                =====================
-------------------------------------------------------------------------------------

     The Company securitized $2,456,910 in mortgage loans during the year ended April 30, 1999, resulting in residual interests with an allocated carrying value of $158,485. In April 1999, the Company securitized $91,355 of these residual interests in a net interest margin transaction. The remaining residual interests from the securitizations during 1999 of $39,782 were treated as noncash investing activities in the consolidated statement of cash flows for the year ended April 30, 1999.

RECEIVABLES
Receivables consist of the following:


April 30                                                            1999         1998
-------------------------------------------------------------------------------------
Mortgage loans held for sale                                    $636,687     $448,102
Participation in refund anticipation loans                        51,074       39,165
Credit card loans                                                     --      202,852
Other                                                            117,412      148,432
                                                                ---------------------
                                                                 805,173      838,551
Allowance for doubtful accounts                                   61,872       45,314
                                                                ---------------------
                                                                $743,301     $793,237
                                                                =====================
-------------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT
A summary of property and equipment follows:

April 30                                                            1999         1998
-------------------------------------------------------------------------------------
Land                                                            $  3,060     $  2,872
Buildings                                                         24,292       21,350
Computers and other equipment                                    226,388      180,273
Leasehold improvements                                            54,031       39,891
                                                                ---------------------
                                                                 307,771      244,386
Less accumulated depreciation and amortization                   193,549      167,065
                                                                ---------------------
                                                                $114,222     $ 77,321
                                                                =====================
------------------------------------------------------------------------------------

     Depreciation and amortization expense for 1999, 1998 and 1997 amounted to $49,302, $37,197 and $30,341, respectively.

LONG-TERM DEBT
On October 21, 1997, the Company issued $250,000 of 6 3/4% Senior Notes under a shelf registration statement. The Senior Notes are due November 1, 2004, and are not redeemable prior to maturity. The net proceeds of this transaction were used to repay short-term borrowings which initially funded the acquisition of Option One Mortgage Corporation ("Option One"). Based upon borrowing rates currently available to the Company for indebtness with similar terms, the fair value of the long-term debt was approximately $256,750 and $254,515 at April 30, 1999 and 1998, respectively.

OTHER NONCURRENT LIABILITIES
The Company has deferred compensation plans which permit directors and certain employees to defer portions of their compensation and accrue earnings on the deferred amounts. The compensation, together with Company matching of deferred amounts, has been accrued, and the only expenses related to these plans are the Company match and the earnings on the deferred amounts which are not material to the financial statements. Included in other noncurrent liabilities is $33,628 and $29,885 at April 30, 1999 and 1998, respectively, to reflect the liability under these plans. The Company purchased whole-life insurance contracts on certain related directors and employees to recover distributions made or to be made under the plans and has recorded the cash surrender value of the policies in other assets. If all the assumptions regarding mortality, earnings, policy dividends and other factors are realized, the Company will ultimately realize its investment plus a factor for the use of its money.

STOCKHOLDERS' EQUITY
The Company is authorized to issue 6,000,000 shares of Preferred Stock, without par value. At April 30, 1999, the Company had 5,560,833 shares of authorized but unissued Preferred Stock. Of the unissued shares, 600,000 shares have been designated as Participating Preferred Stock in connection with the Company's shareholder rights plan.
     On March 8, 1995, the Board of Directors authorized the issuance of a series of 500,000 shares of nonvoting Preferred Stock designated as Convertible Preferred Stock, without par value. In April 1995, 401,768 shares of Convertible Preferred Stock were issued in connection with an acquisition. In addition, options to purchase 51,828 shares of Convertible Preferred Stock were issued as a part of the acquisition and 37,399 shares of Convertible Preferred Stock were issued in connection with these options. Each share of Convertible Preferred Stock became convertible on April 5, 1998 into four shares of Common Stock of the Company, subject to adjustment upon certain events. The holders of the Convertible Preferred Stock are not entitled to receive dividends paid in cash, property or securities and, in the event of any dissolution, liquidation or winding-up of the Company, will share ratably with the holders of Common Stock then outstanding in the assets of the Company after any distribution or payments are made to the holders of Participating Preferred Stock or the holders of any other class or series of stock of the Company with preference over the Common Stock. In fiscal 1999, the Company issued 6,884 shares of its Common Stock upon conversion of 1,721 shares of the Convertible Preferred Stock.

COMPREHENSIVE INCOME
The Company's comprehensive income is comprised of net earnings, foreign currency translation adjustments and the change in the net unrealized gain or loss on marketable securities. Included in stockholders' equity at April 30, 1999 and 1998, the net unrealized holding gain on available-for-sale securities was $2,768 and $126, respectively, and the foreign currency translation adjustment was $(26,168) and $(24,643), respectively.

Year Ended April 30                                               1999        1998       1997
---------------------------------------------------------------------------------------------
Net earnings                                                  $215,366    $392,130    $47,755
Unrealized gains on securities (less applicable taxes
  (benefit) of $1,619, ($736) and $96):
  Unrealized holding gains (losses) arising during period
     (less applicable taxes (benefit) of $3,186, ($82) and
     $268)                                                       5,199        (134)       439
  Less: Reclassification adjustment for gains included in
     earnings (less applicable taxes of $1,567, $654 and
     $172)                                                      (2,557)     (1,066)      (282)
Foreign currency translation adjustments                        (1,525)     (5,290)    (3,065)
                                                              -------------------------------
Comprehensive income                                          $216,483    $385,640    $44,847
                                                              ===============================
---------------------------------------------------------------------------------------------

STOCK OPTION PLANS
The Company has three stock option plans: the 1993 Long-Term Executive Compensation Plan, the 1989 Stock Option Plan for Outside Directors and a plan for eligible seasonal employees. The 1993 plan was approved by the shareholders in September 1993 to replace the 1984 Long-Term Executive Compensation Plan, which terminated at that time except with respect to outstanding awards thereunder. Under the 1993 and 1989 plans, options may be granted to selected employees and outside directors to purchase the Company's Common Stock for periods not exceeding 10 years at a price that is not less than 100% of fair market value on the date of the grant. A majority of the options are exercisable each year either starting one year after the date of the grant or on a cumulative basis at the annual rate of 33 1/3% of the total number of option shares.
     The plan for eligible seasonal employees, as amended, provided for the grant of options on June 30, 1998, 1997 and 1996 at the market price on the date of the grant. The plan expired in December 1998, except for options outstanding thereunder, and was replaced by the Board of Directors with the 1999 Stock Option Plan for Seasonal Employees (subject to shareholder approval in September
1999). The options are exercisable during September through November in each of the two years following the calendar year of the grant.

     Changes during the years ended April 30, 1999, 1998 and 1997 under these plans were as follows:

                                     1999                     1998                     1997
----------------------------------------------------------------------------------------------------
                                         Weighted-                Weighted-                Weighted-
                                          Average                  Average                  Average
                                         Exercise                 Exercise                 Exercise
                              Shares        Price      Shares        Price       Shares       Price
----------------------------------------------------------------------------------------------------
Options outstanding,
  beginning of year          5,110,392    $32.71      6,217,699    $35.78      6,413,928    $37.93
Options granted              4,127,742     42.20      3,784,925     32.28      3,124,588     32.34
Options exercised           (2,196,673)    32.67     (1,608,233)    33.63        (90,045)    20.08
Options which expired       (1,314,967)    39.40     (3,283,999)    37.58     (3,230,772)    37.16
Options outstanding, end
  of year                    5,726,494     38.03      5,110,392     32.71      6,217,699     35.78
Shares exercisable, end
  of year                    3,505,737     37.62      3,428,615     32.87      4,506,372     36.00
Shares reserved for
  future grants, end of
  year                       2,966,135               13,159,852               13,660,778
----------------------------------------------------------------------------------------------------

     A summary of stock options outstanding and exercisable at April 30, 1999 follows:

                                               Outstanding                                Exercisable
                            -------------------------------------------------    -----------------------------
                                 Number    Weighted-Average          Weighted-         Number         Weighted-
                            Outstanding           Remaining           Average     Exercisable          Average
Range of Exercise Prices    at April 30    Contractual Life    Exercise Price     at April 30   Exercise Price
--------------------------------------------------------------------------------------------------------------
$13.2813 -- 16.25                4,720           1 year            $14.96             4,720         $14.96
$17.4375 -- 28.75              348,160          6 years             26.86           264,827          26.61
$30.6875 -- 39.875           2,011,968          6 years             33.05         1,301,986          33.39
$40.125  -- 47.375           3,330,646          6 years             42.12         1,934,204          42.04
$50.375  -- 51.6875             31,000         10 years             50.63                --             --
                             ---------------------------------------------------------------------------------
                             5,726,494                                            3,505,737
                             =================================================================================
--------------------------------------------------------------------------------------------------------------

     The Company applies APB 25 in accounting for its stock option plans, under which no compensation cost has been recognized for stock option awards. Had compensation cost for the stock option plans been determined in accordance with the fair value accounting method prescribed under SFAS 123, the Company's net earnings and net earnings per share on a pro forma basis would have been as follows:

Year Ended April 30                                               1999        1998       1997
---------------------------------------------------------------------------------------------
Net earnings:
  As reported                                                 $215,366    $392,130    $47,755
  Pro forma                                                    202,421     379,985     34,891
Basic net earnings per share:
  As reported                                                    $2.16       $3.74       $.46
  Pro forma                                                       2.03        3.62        .34
Diluted net earnings per share:
  As reported                                                    $2.14       $3.65       $.45
  Pro forma                                                       2.01        3.55        .33
---------------------------------------------------------------------------------------------

     The SFAS 123 fair value method of accounting is not required to be applied to options granted prior to May 1, 1995, and therefore, the pro forma compensation cost may not be representative of that to be expected in future years.
     For the purposes of computing the pro forma effects of stock option grants under the fair value accounting method, the fair value of each stock option grant was estimated on the date of the grant using the Black-Scholes option pricing model. The weighted-average fair value of stock options granted during 1999, 1998 and 1997 was $5.84, $5.91 and $6.14, respectively. The following weighted-average assumptions were used for grants during the following periods:

Year Ended April 30                                               1999        1998       1997
---------------------------------------------------------------------------------------------
Risk-free interest rate                                          5.41%       6.21%      6.28%
Expected life                                                  3 years     3 years    3 years
Expected volatility                                             21.86%      31.99%     34.08%
Dividend yield                                                   2.36%       2.48%      2.42%
---------------------------------------------------------------------------------------------

SHAREHOLDER RIGHTS PLAN
On July 25, 1998, the rights under the July 1988 shareholder rights plan, as amended, expired and the rights under a shareholder rights plan adopted by the Company's Board of Directors on March 25, 1998 became effective. Like the 1988 plan, the 1998 plan was adopted to deter coercive or unfair takeover tactics and to prevent a potential acquirer from gaining control of the Company without offering a fair price to all of the Company's stockholders. Under the 1998 plan, a dividend of one right (a "Right") per share was declared and paid on each share of the Company's Common Stock outstanding on July 25, 1998. Rights automatically attach to shares issued after such date.
     Under the 1998 plan, a Right becomes exercisable when a person or group of persons acquires beneficial ownership of 15% or more of the outstanding shares of the Company's Common Stock without the prior written approval of the Company's Board of Directors (an "Unapproved Stock Acquisition"), and at the close of business on the tenth business day following the commencement of, or the public announcement of an intent to commence, a tender offer that would result in an Unapproved Stock Acquisition. The Company may, prior to any Unapproved Stock Acquisition, amend the plan to lower such 15% threshold to not less than the greater of (1) any percentage greater than the largest percentage of beneficial ownership by any person or group of persons then known by the Company, and (2) 10% (in which case the acquisition of such lower percentage of beneficial ownership then constitutes an Unapproved Stock Acquisition and the Rights become exercisable). When exercisable, the registered holder of each Right may purchase from the Company one one-hundredth of a share of a class of the Company's Participating Preferred Stock, without par value, at a price of $215.00, subject to adjustment. The registered holder of each Right then also has the right (the "Subscription Right") to purchase for the exercise price of the Right, in lieu of shares of Participating Preferred Stock, a number of shares of the Company's Common Stock having a market value equal to twice the exercise price of the Right. Following an Unapproved Stock Acquisition, if the Company is involved in a merger, or 50% or more of the Company's assets or earning power are sold, the registered holder of each Right has the right (the "Merger Right") to purchase for the exercise price of the Right a number of shares of the common stock of the surviving or purchasing company having a market value equal to twice the exercise price of the Right.
     After an Unapproved Stock Acquisition, but before any person or group of persons acquires 50% or more of the outstanding shares of the Company's Common Stock, the Board of Directors may exchange all or part of the then outstanding and exercisable Rights for Common Stock at an exchange ratio of one share of Common Stock per Right (the "Exchange"). Upon any such Exchange, the right of any holder to exercise a Right terminates. Upon the occurrence of any of the events giving rise to the exercisability of the Subscription Right or the Merger Right or the ability of the Board of Directors to effect the Exchange, the Rights held by the acquiring person or group under the new plan will become void as they relate to the Subscription Right, the Merger Right or the Exchange.
     The Company may redeem the Rights under the 1998 plan at a price of $.00125 per Right at any time prior to the earlier of (i) an Unapproved Stock Acquisition, or (ii) the expiration of the rights. The Rights under the new plan will expire on March 25, 2008, unless extended by the Board of Directors. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including the right to vote or to receive dividends. The issuance of the Rights alone will have no dilutive effect and will not affect reported net earnings per share.

OTHER EXPENSES
Included in other expenses are the following:

Year Ended April 30                                                1999       1998      1997
--------------------------------------------------------------------------------------------
Amortization of intangibles                                     $24,378    $17,336    $5,514
Purchased services                                               19,110     10,460     7,484
Travel and entertainment                                         15,094     11,548     9,642
Refund anticipation loan servicing fees                          15,028      7,889     9,838
Taxes and licenses                                               14,531     11,392    10,467
Legal and professional                                           13,164      5,890     5,700
Loan servicing                                                   11,158      5,851        --
--------------------------------------------------------------------------------------------

TAXES ON EARNINGS
The components of earnings from continuing operations before income taxes upon which Federal and foreign income taxes have been provided are as follows:

Year Ended April 30                                                1999       1998      1997
--------------------------------------------------------------------------------------------
United States                                                  $381,443   $285,100  $221,494
Foreign                                                           2,098     11,333    10,589
                                                               -----------------------------
                                                               $383,541   $296,433  $232,083
                                                               =============================
--------------------------------------------------------------------------------------------

     Deferred income tax provisions (benefits) reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The current and deferred components of taxes on earnings from continuing operations are comprised of the following:

Year Ended April 30                                              1999        1998        1997
---------------------------------------------------------------------------------------------
Currently payable:
  Federal                                                    $123,035    $107,595    $ 69,725
  State                                                        16,128      14,402       7,965
  Foreign                                                       1,553       5,483       5,041
                                                             --------------------------------
                                                              140,716     127,480      82,731
                                                             ================================
Deferred:
  Federal                                                       5,114     (12,047)      1,153
  State                                                           670      (1,613)        132
  Foreign                                                        (754)     (1,175)        (65)
                                                             --------------------------------
                                                                5,030     (14,835)      1,220
                                                             --------------------------------
                                                             $145,746    $112,645    $ 83,951
                                                             ================================
---------------------------------------------------------------------------------------------

     Provision is not made for possible income taxes payable upon distribution of unremitted earnings of foreign subsidiaries. Such unremitted earnings aggregated $60,647 at December 31, 1998. Management believes the cost to repatriate these earnings would not be material.
     The following table reconciles the U.S. Federal income tax rate to the Company's effective tax rate:

Year Ended April 30                                              1999        1998        1997
---------------------------------------------------------------------------------------------
Statutory rate                                                  35.0%       35.0%       35.0%
Increases (reductions) in income taxes resulting from:
  State income taxes, net of Federal income tax benefit          2.9%        2.8%        2.2%
  Foreign income taxes, net of Federal income tax benefit        0.2%        0.5%        0.6%
  Nontaxable Federal income                                     (0.7%)      (0.1%)      (0.5%)
  Other                                                          0.6%       (0.2%)      (1.2%)
                                                             --------------------------------
Effective rate                                                  38.0%       38.0%       36.1%
                                                             ================================
---------------------------------------------------------------------------------------------

     A summary of deferred taxes follows:

April 30                                                         1999        1998
------------------------------------------------------------------------------------
Gross deferred tax assets:
  Accrued expenses                                           $(17,999)   $ (9,809)
  Allowance for credit losses                                 (12,144)     (4,081)
  Mark-to-market adjustments                                   (2,909)     (3,454)
                                                             --------------------
    Current                                                   (33,052)    (17,344)
                                                             --------------------
  Deferred compensation                                       (14,577)    (12,047)
  Depreciation                                                 (5,222)     (2,633)
  Residual interest income                                         --      (2,167)
                                                             --------------------
    Noncurrent                                                (19,799)    (16,847)
                                                             --------------------
Gross deferred tax liabilities:
  Accrued income                                                  630         695
  Deferred loan fees                                               --       1,921
  Other                                                            --          70
                                                             --------------------
    Current                                                       630       2,686
                                                             --------------------
  Deferred gain on sale of residual interests                  12,103          --
  Residual interest income                                      6,359          --
  Mortgage servicing rights                                     4,910         944
  Depreciation                                                    597         570
                                                             --------------------
    Noncurrent                                                 23,969       1,514
                                                             --------------------
Net deferred tax assets                                      $(28,252)   $(29,991)
                                                             ====================
------------------------------------------------------------------------------------

ACQUISITIONS
During fiscal year 1999, the Company acquired six regional accounting firms and several smaller market firms. The purchase prices plus additional contingent payments aggregated $110,133. Each acquisition was accounted for as a purchase and, accordingly, results for each acquisition are included since the date of acquisition. The excess of cost over fair value of net tangible assets acquired was $99,857 and is being amortized on a straight-line basis over 15 years.
     On March 5, 1999, the Company acquired Assurance Mortgage Corporation of America, a company engaged in the origination and sale of conventional mortgage loans. The Company issued 268,325 shares of its Common Stock from treasury, with a value of $11,860, for the purchase. The acquisition was accounted for as a purchase and, accordingly, its results are included since the date of acquisition. The issuance of Common Stock was treated as a noncash investing activity in the consolidated statement of cash flows for the year ended April 30, 1999. The excess of cost over fair value of net tangible assets acquired was $21,710 and is being amortized on a straight-line basis over 15 years.
     On June 17, 1997, the Company acquired Option One, a company primarily engaged in the origination, purchase, servicing, securitization and sale of nonconforming mortgage loans. The cash purchase price was $218,083, consisting of $28,083 in adjusted stockholder's equity and a premium of $190,000. In addition, the Company made cash payments of $456,163 to Option One's former parent to eliminate intercompany loans made to Option One to finance its mortgage loan operations. The $456,163 payment was recorded as an intercompany loan and was repaid to the Company by the end of June 1997 after Option One sold the mortgage loans to a third party in the ordinary course of business. The acquisition was accounted for as a purchase and, accordingly, Option One's results are included since the date of acquisition. The fair value of tangible assets acquired, including cash, and liabilities assumed was $683,777 and $463,877, respectively. Liabilities assumed were treated as a noncash investing activity in the consolidated statement of cash flows for the year ended April 30, 1998. The excess of cost over fair value of net tangible assets acquired was $183,077 and is being amortized on a straight-line basis over 15 years. The acquisition was ultimately financed with the issuance of $250,000 in Senior Notes during the second quarter of fiscal 1998.
     During fiscal 1999, 1998 and 1997, the Company made other acquisitions which were accounted for as purchases. Their operations, which are not material, are included in the consolidated statements of earnings since the date of acquisition.

SALE OF SUBSIDIARIES
On January 29, 1999, the Company completed the sale of its credit card portfolio. The Company recorded a $20,939 loss, net of taxes, on the transaction. The consolidated statements of earnings reflect the Company's Credit Card operations segment as discontinued operations.
     On January 31, 1998, the Company completed the sale of its 80.1% interest in CompuServe to a subsidiary of WorldCom, Inc. ("WorldCom"). The Company recorded a $231,867 gain, net of taxes, on the transaction. The sale was structured as a stock-for-stock transaction in which the Company received 30,108,610 shares of WorldCom stock in exchange for its 80.1% ownership interest (74,200,000 shares) in CompuServe stock. The Company completed the transaction through its receipt of $1,032,699 in net proceeds from the monetization of 100% of its WorldCom stock in a block trade on February 2, 1998. As a part of the CompuServe transaction, the Company has agreed to indemnify WorldCom and CompuServe against 80.1% of any losses and expenses incurred by them with respect to litigation and claims brought against CompuServe, any of its current or former officers, directors, employees, agents or underwriters relating to CompuServe's initial public offering in April 1996. The shares of WorldCom stock received in the stock-for-stock transaction were treated as a noncash investing activity in the consolidated statement of cash flows for the year ended April 30, 1998. The consolidated financial statements reflect CompuServe as discontinued operations.
     Revenues from discontinued operations for the years ended April 30, 1999, 1998, and 1997 were $24,143, $665,649 and $873,400, respectively.

COMMITMENTS AND CONTINGENCIES
Substantially all of the operations of the Company's subsidiaries are conducted in leased premises. Most of the operating leases are for a one-year period with renewal options of one to three years and provide for fixed monthly rentals. Lease commitments at April 30, 1999, for fiscal 2000, 2001, 2002, 2003 and 2004 aggregated $96,995, $77,209, $54,624, $25,655 and $14,136, respectively, with no significant commitments extending beyond that period of time. The Company's rent expense for the years 1999, 1998 and 1997 aggregated $99,654, $84,743 and $77,994, respectively.
     Prior to March 31, 1999, the Company was obligated to purchase 60% of the mortgage loan volume which met certain criteria as established by the Company from a 40%-owned affiliate. The Company obtained majority-ownership of this affiliate on March 31, 1999. From May 1, 1998 to March 31, 1999 the Company had purchased $312,173 of such loans and all loan purchases after March 31, 1999 will be eliminated in consolidation. The Company also extended warehouse financing to this affiliate to facilitate the accumulation of mortgage loans, of which $68,434 was drawn at April 30, 1998.

     The Company has commitments to fund mortgage loans to customers as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. The commitments to fund loans amounted to $416,323 and $199,487 at April 30, 1999 and 1998, respectively. External market forces impact the probability of commitments being exercised, and therefore, total commitments outstanding do not necessarily represent future cash requirements.
     At April 30, 1999, the Company maintained a $1,850,000 backup credit facility to support various financial activities conducted by its subsidiaries through a commercial paper program. The annual commitment fee required to support the availability of this facility is eight basis points per annum on the unused portion of the facility. Among other provisions, the credit agreement limits the Company's indebtedness.
     The Company is responsible for servicing mortgage loans for others of $4,864,137, subservicing loans of $1,300,374, and the master servicing of $873,673 previously securitized mortgage loans held in trust at April 30, 1999. The mortgage loans held in trust are serviced by a related party. Fiduciary bank accounts that are maintained on behalf of investors and for impounded collections were $126,385 at April 30, 1999. These bank accounts are not assets of the Company and are not reflected in the accompanying consolidated financial statements.
     CompuServe, certain current and former officers and directors of CompuServe and the Company have been named as defendants in six lawsuits pending before the state and Federal courts in Columbus, Ohio. All suits allege similar violations of the Securities Act of 1933 based on assertions of omissions and misstatements of fact in connection with CompuServe's public filings related to its initial public offering in April 1996. One state lawsuit also alleges certain oral omissions and misstatements in connection with such offering. Relief sought in the lawsuits is unspecified, but includes pleas for rescission and damages. One Federal lawsuit names the lead underwriters of CompuServe's initial public offering as additional defendants and as representatives of a defendant class consisting of all underwriters who participated in such offering. The Federal suits were consolidated, the defendants filed a motion to dismiss the consolidated suits, the district court stayed all proceedings pending the outcome of the state court suits, and the United States Court of Appeals for the Sixth Circuit affirmed such stay. The four state court lawsuits also allege violations of various state statutes and common law of negligent misrepresentation in addition to the 1933 Act claims. The state lawsuits were consolidated for discovery purposes and defendants filed a motion for summary judgment covering all four state lawsuits. As a part of the sale of its interest in CompuServe, the Company agreed to indemnify WorldCom and CompuServe against 80.1% of any losses and expenses incurred by them with respect to these lawsuits. The defendants are vigorously defending these lawsuits. In the opinion of management, the ultimate resolution of these suits will not have a material adverse impact on the Company's consolidated financial position or results of operations.

FINANCIAL INSTRUMENTS
The Company sells short FNMA mortgage-backed securities to certain broker-dealer counterparties. The position on certain or all of the fixed rate mortgages is closed, on standard PSA settlement dates, when the Company enters into a forward commitment to sell those mortgages or decides to securitize the mortgages. The effectiveness of the hedge is measured by a historical and probable future high correlation of changes in the fair value of the hedging instruments with changes in the value of the hedged item. If correlation ceases to exist, hedge accounting is terminated and the gains or losses are recorded in revenues. Deferred gains on the FNMA securities hedging instrument amounted to $156 at April 30, 1999. The contract value and market value of this hedging instrument as of April 30, 1999 were $82,692 and $82,469, respectively.
The contract value and market value of the forward commitment as of April 30, 1999 were $60,883 and $61,135, respectively.
     The Company purchases these instruments from certain broker-dealer counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.
     The Company is exposed to on-balance sheet credit risk related to its receivables. Mortgage loans made to subprime borrowers present a higher level of risk of default than conforming loans. These loans also involve additional liquidity risk due to a more limited secondary market than conforming loans. While the Company believes that the underwriting procedures and appraisal processes it employs enable it to mitigate these risks, no assurance can be given that such procedures or processes will be adequate protection against these risks. The Company is exposed to off-balance sheet credit risk related to mortgage loan receivables which the Company has committed to fund.

QUARTERLY FINANCIAL DATA (UNAUDITED)

                                         Fiscal 1999 Quarter Ended                    Fiscal 1998 Quarter Ended
------------------------------------------------------------------------------------------------------------------------
                                April 30,    Jan. 31,   Oct. 31,   July 31,   April 30,   Jan. 31,   Oct. 31,   July 31,
                                    1999        1999       1998       1998       1998        1998       1997       1997
------------------------------------------------------------------------------------------------------------------------
Revenues                        $1,196,997   $291,482   $ 85,613   $ 70,573   $967,591    $198,776   $ 73,584   $ 30,030
Continuing operations:
  Earnings (loss) before income
    taxes (benefits)            $  481,153   $ (4,588)  $(50,249)  $(42,775)  $417,962    $(23,931)  $(45,071)  $(52,527)
  Taxes (benefits) on
    earnings                       182,818     (1,743)   (19,094)   (16,235)   158,826      (9,094)   (17,572)   (19,515)
                                ----------------------------------------------------------------------------------------
  Net earnings (loss)              298,335     (2,845)   (31,155)   (26,540)   259,136     (14,837)   (27,499)   (33,012)
Net loss from discontinued
  operations                            --       (273)       (18)    (1,199)    (2,218)     (2,452)   (13,732)    (5,123)
Net gain (loss) on sale of
  discontinued operations             (961)   (19,978)        --         --         --     231,867         --         --
                                ----------------------------------------------------------------------------------------
Net earnings (loss)             $  297,374   $(23,096)  $(31,173)  $(27,739)  $256,918    $214,578   $(41,231)  $(38,135)
                                ========================================================================================
Basic net earnings per share:
  Net earnings (loss) from
    continuing operations            $3.06      $(.03)     $(.31)     $(.25)     $2.45       $(.14)     $(.26)     $(.32)
                                ========================================================================================
  Net earnings (loss)                $3.05      $(.24)     $(.31)     $(.26)     $2.43       $2.04      $(.39)     $(.37)
                                ========================================================================================
Diluted net earnings per
  share:
  Net earnings (loss) from
    continuing operations            $3.03      $(.03)     $(.31)     $(.25)     $2.39       $(.14)     $(.26)     $(.32)
                                ========================================================================================
  Net earnings (loss)                $3.02      $(.24)     $(.31)     $(.26)     $2.37       $2.04      $(.39)     $(.37)
                                ========================================================================================
------------------------------------------------------------------------------------------------------------------------

     The accumulation of four quarters in fiscal 1999 and 1998 for net earnings per share does not equal the related per share amounts for the years ended April 30, 1999 and 1998 due to the repurchase of treasury shares, the timing of the exercise of stock options, the conversion of Convertible Preferred Stock, and the antidilutive effect of stock options in the first three quarters.
     Revenues, earnings (loss) before income taxes (benefits), taxes (benefits) on earnings, net earnings and net earnings (loss) from discontinued operations for the first and second quarters of fiscal 1999 and for all quarters of fiscal 1998 differs from the amount reported on Form 10-Qs for the respective periods due to reclassification of the credit card segment as discontinued operations.

SUBSEQUENT EVENTS (UNAUDITED)
On June 29, 1999, the Company announced it had signed an Asset Purchase Agreement ("Purchase Agreement") under which it would acquire substantially all of the non-attest assets of McGladrey & Pullen LLP ("M&P"), the nation's seventh largest accounting and consulting firm. Under the terms of the Purchase Agreement, a newly formed subsidiary of the Company ("Subsidiary") will purchase a majority of M&P's non-attest assets for $240,000 in cash payments over four years, the payment of certain pension liabilities with a present value of approximately $50,000, and additional contingent payments based on future performance. The Purchase Agreement provides for the Subsidiary to enter into an administrative services agreement with M&P (which will continue as a separate, independent partnership to perform attest services for its clients) to provide support services on a fee basis and to enter into separate employment agreements with certain partners and principals of M&P to perform non-attest services for the Subsidiary. The Purchase Agreement further provides for the Company to guarantee the payment of the purchase price and the pension liabilities.
The Company intends to fund the acquisition from internally generated funds.
The acquisition, which is subject to applicable regulatory approvals and compliance and other normal closing conditions, is expected to be completed in August 1999 and will be accounted for as a purchase. Upon closing, the Subsidiary will be included in the Company's Business services segment.
     M&P reported revenues of $328,000 for the year ended April 30, 1999. Assuming the acquisition had taken place on May 1, 1998, the Company would have reported revenues from non-attest services of $201,100 and pretax earnings before goodwill amortization of $32,000.

SUMMARIZED FINANCIAL INFORMATION
Summarized financial information for Block Financial Corporation, an indirect, wholly owned subsidiary of the Company, is presented below.

April 30                                                              1999          1998
----------------------------------------------------------------------------------------
Condensed balance sheets:
  Cash and cash equivalents                                     $   16,026    $   30,895
  Finance receivables, net                                         658,882       737,005
  Other assets                                                     448,010       311,759
                                                                ------------------------
     Total assets                                               $1,122,918    $1,079,659
                                                                ========================
  Notes payable                                                 $   71,939    $  643,002
  Long-term debt                                                   249,725       249,675
  Other liabilities                                                636,330        57,372
  Stockholder's equity                                             164,924       129,610
                                                                ------------------------
     Total liabilities and stockholder's equity                 $1,122,918    $1,079,659
                                                                ========================
----------------------------------------------------------------------------------------

Year Ended April 30                                                   1999          1998          1997
------------------------------------------------------------------------------------------------------
Condensed statements of operations:
  Revenues                                                      $  386,938    $  209,334    $   79,317
  Earnings from operations                                          69,419        28,447         7,571
  Earnings before income taxes                                      65,642        28,401         7,571
  Net earnings                                                      19,280        13,719           500
------------------------------------------------------------------------------------------------------

SEGMENT INFORMATION

The principal business activity of the Company's operating subsidiaries is providing tax and financial services to the general public. Management has determined the reportable segments identified below according to differences in types of services, geographic locations, and how operational decisions are made. Geographical information is presented within the segment data below. All foreign countries in which subsidiaries of the Company operate, which are individually immaterial, are included in International tax operations. Included below is the financial information on each segment that is used by management to evaluate the segment's results. The Company operates in the following reportable segments:
     U.S. tax operations: This segment is primarily engaged in providing tax return preparation, filing, and related services to the general public in the United States. Tax-related service revenue includes fees from company-owned tax offices and royalties from franchised offices. This segment also purchases participation interests in refund anticipation loans made by a third-party lending institution which are offered to tax clients, and provides tax preparation and other personal productivity software to the general public. Revenues of this segment are seasonal in nature.
     International tax operations: This segment is primarily engaged in providing tax return preparation, filing, and related services to the general public in Canada, Australia and the United Kingdom. In addition, International tax operations has franchise offices in 10 countries. Tax-related service revenue includes fees from company-owned tax offices and royalties from franchised offices. Revenues of this segment are seasonal in nature.
     Mortgage operations: This segment is primarily engaged in the origination, purchase, servicing, securitization and sale of nonconforming and conforming mortgage loans in the United States. Mortgage origination services are offered through a network of mortgage brokers in 49 states and through H&R Block offices in 4 states.
     Business services: This segment is primarily engaged in providing accounting, tax and consulting services to business clients and tax, estate planning and financial planning services to individuals. This segment offers services through regional accounting firms based in six cities in the United States. Revenues of this segment are seasonal in nature.
     Identifiable Assets: Identifiable assets are those assets, including the excess of cost over fair value of net tangible assets acquired, associated with each reportable segment. The remaining assets are classified as corporate assets and consist primarily of cash, marketable securities and corporate equipment.

     Information concerning the Company's operations by reportable segment for the years ended April 30, 1999, 1998 and 1997 is as follows:

                                                               1999          1998          1997
-----------------------------------------------------------------------------------------------
REVENUES:
  U.S. tax operations                                    $1,258,234    $1,047,324    $  966,524
  International tax operations                               74,714        81,754        87,493
  Mortgage operations                                       255,944       135,778         8,895
  Business services                                          47,257            --            --
  Unallocated corporate                                       8,516         5,125         3,498
                                                         --------------------------------------
Total revenues                                           $1,644,665    $1,269,981    $1,066,410
                                                         ======================================
EARNINGS FROM CONTINUING OPERATIONS:
  U.S. tax operations                                    $  314,113    $  252,247    $  210,365
  International tax operations                                2,514        11,922        14,172
  Mortgage operations                                        62,749        30,811           865
  Business services                                           7,089            --            --
  Unallocated corporate                                     (17,401)      (10,413)       (4,189)
  Investment income, net                                     32,234        25,597        10,870
  Interest expense on long-term debt                        (17,757)      (13,731)           --
                                                         --------------------------------------
Earnings from continuing operations before income
  taxes                                                  $  383,541    $  296,433    $  232,083
                                                         ======================================
DEPRECIATION AND AMORTIZATION:
  U.S. tax operations                                    $   49,380    $   37,313    $   31,981
  International tax operations                                5,741         4,541         3,594
  Mortgage operations                                        15,764        12,690            56
  Business services                                           3,340            --            --
  Unallocated corporate                                         380           428           390
                                                         --------------------------------------
Total depreciation and amortization                      $   74,605    $   54,972    $   36,021
                                                         ======================================
IDENTIFIABLE ASSETS:
  U.S. tax operations                                    $  268,650    $  200,243    $  189,007
  International tax operations                               55,684        48,362        39,145
  Mortgage operations                                     1,033,261       829,396       125,734
  Business services                                         146,252            --            --
  Unallocated corporate                                     406,329     1,623,670       577,976
  Discontinued credit card operations                            --       202,412       253,052
  Net assets of discontinued operations                          --            --       522,144
                                                         --------------------------------------
Total assets                                             $1,910,176    $2,904,083    $1,707,058
                                                         ======================================
CAPITAL EXPENDITURES:
  U.S. tax operations                                    $   63,354    $   36,495    $   38,760
  International tax operations                                7,709         7,013         4,773
  Mortgage operations                                         7,478         4,736           205
  Business services                                           1,137            --            --
  Unallocated corporate                                         691         1,513           279
                                                         --------------------------------------
Total capital expenditures                               $   80,369    $   49,757    $   44,017
                                                         ======================================
-----------------------------------------------------------------------------------------------

MANAGEMENT'S REPORT
--------------------------------------------------------------------------------

The financial information in this Annual Report, including the consolidated financial statements, has been prepared by the management of H&R Block, Inc. Management believes the information presented in the Annual Report is consistent with the financial statements, the financial statements are prepared in accordance with generally accepted accounting principles, and the financial statements do not contain material misstatements due to fraud or error. Where appropriate, the financial statements reflect management's best estimates and judgments.
     Management also is responsible for maintaining a system of internal accounting controls with the objectives of providing reasonable assurance that the Company's assets are safeguarded against material loss from unauthorized use or disposition, and that authorized transactions are properly recorded to permit the preparation of accurate financial data. However, limitations exist in any system of internal controls based on a recognition that the cost of the system should not exceed its benefits. The Company believes its system of accounting controls, of which its internal auditing function is an integral part, accomplishes the stated objectives.
     PricewaterhouseCoopers LLP, independent accountants, audited H&R Block's 1999 consolidated financial statements and issued an opinion thereon. Their audit was made in accordance with generally accepted auditing standards and includes an objective, independent review of the system of internal controls to the extent necessary to express an opinion on the financial statements.
     The Audit Committee of the Board of Directors, composed of outside directors, meets periodically with management, the independent accountants and the internal auditor to review matters relating to the Company's annual financial statements, internal audit activities, internal accounting controls and non-audit services provided by the independent accountants. The independent accountants and the internal auditor have full access to the Audit Committee and meet with it, both with and without management present, to discuss the scope and results of their audits including internal controls, audit and financial matters.

/s/ Frank L. Salizzoni
Frank L. Salizzoni
President and Chief Executive Officer

/s/ Ozzie Wenich
Ozzie Wenich
Senior Vice President and Chief Financial Officer


INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------

Board of Directors and Shareholders
H&R Block, Inc.

     In our opinion, the accompanying consolidated balance sheet as of April 30, 1999 and the related consolidated statements of earnings, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of H&R Block, Inc. and its subsidiaries (the "Company") at April 30, 1999, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. The financial statements of the Company as of April 30, 1998 and for each of the two years in the period then ended were audited by other independent accountants whose report dated June 16, 1998 and July 12, 1999 (as to the effects of the discontinued credit card operations described in the note on the sale of subsidiaries) expressed an unqualified opinion on those statements.

/s/ PRICEWATERHOUSECOOPERS LLP
Kansas City, Missouri
June 15, 1999

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
H&R Block, Inc.
Kansas City, Missouri

We have audited the consolidated financial statements of H&R Block, Inc. and subsidiaries as of April 30, 1998, and the related consolidated statements of earnings and cash flows for each of the two years in the period ended April 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of H&R Block, Inc., and subsidiaries as of April 30, 1998, and the results of their operations and their cash flows for each of the two years in the period ended April 30, 1998, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

Kansas City, Missouri
June 16, 1998
(July 12, 1999 as to the effects of the discontinued credit card operations described in the note on the sale of subsidiaries)

COMMON STOCK DATA
--------------------------------------------------------------------------------

                                                                 Stock Price      Cash Dividend
                                                                --------------    --------------
                                                                High      Low     Paid per Share
------------------------------------------------------------------------------------------------
1998 FISCAL YEAR:
  Quarter ended 7/31/97                                         38 1/2   30 5/8        .20
  Quarter ended 10/31/97                                        42 1/4   33 3/4        .20
  Quarter ended 1/31/98                                         45 3/4   37 3/8        .20
  Quarter ended 4/30/98                                         49 1/16  42 7/8        .20

1999 FISCAL YEAR:
  Quarter ended 7/31/98                                         45 5/8   41 5/16       .20
  Quarter ended 10/31/98                                        47 1/8   35 5/16       .25
  Quarter ended 1/31/99                                         48 1/4   40 3/8        .25
  Quarter ended 4/30/99                                         51 3/4   40 1/4        .25
------------------------------------------------------------------------------------------------

Traded on the New York Stock Exchange Ticker Symbol: HRB

SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------
Amounts in thousands, except per share amounts and number of shareholders

Year Ended April 30                      1999         1998         1997         1996         1995
-------------------------------------------------------------------------------------------------
FOR THE YEAR:
Total revenues                     $1,644,665   $1,269,981   $1,066,410   $  846,987   $  752,637
Net earnings from continuing
  operations(1)                    $  237,795   $  183,788   $  148,132   $  126,669   $   98,034
Net earnings(1)                    $  215,366   $  392,130   $   47,755   $  177,168   $  107,259

AT YEAR END:
Total assets                       $1,910,176   $2,904,083   $1,707,058   $1,755,891   $1,097,313
Cash, cash equivalents and
  marketable securities            $  420,649   $1,590,192   $  539,107   $  745,693   $  444,981
Long-term debt                     $  249,725   $  249,675           --           --           --
Stockholders' equity               $1,061,987   $1,341,632   $  999,097   $1,039,593   $  685,865
Shares outstanding                     97,629      106,981      104,067      103,417      104,863
Number of shareholders                 34,624       31,177       33,517       35,634       38,053

MEASUREMENTS:
Per basic share of common stock:
  Net earnings from continuing
     operations(1)                     $ 2.38       $ 1.75       $ 1.42       $ 1.22       $  .93
  Net earnings(1)                      $ 2.16       $ 3.74       $  .46       $ 1.70       $ 1.02
Per diluted share of common
  stock:
  Net earnings from continuing
     operations(1)                     $ 2.36       $ 1.71       $ 1.40       $ 1.19       $  .93
  Net earnings(1)                      $ 2.14       $ 3.65       $  .45       $ 1.67       $ 1.01
Other per share data:
Cash dividends declared                $  .95       $  .80       $ 1.04       $ 1.27 1/4   $ 1.21 3/4
  Net tangible book value              $ 6.72       $ 9.84       $ 8.88       $ 9.46       $ 5.79
Return on total revenues(2)              14.5%        14.5%        13.9%        15.0%        13.0%
Return on beginning
  stockholders' equity                   16.1%        39.2%         4.6%        25.8%        15.2%
-------------------------------------------------------------------------------------------------

(1) Fiscal 1995 includes a charge to earnings from discontinued operations of $83,508 ($.79 per basic share and $.78 per diluted share) for purchased research and development in connection with a previous acquisition.

(2) Before charge for purchased research and development.

                                        1