Form 10-K405, Exhibit 13
period 2000-04-30
H&R BLOCK INC
filed 2000-07-28
CIK 12659

                                                                      EXHIBIT 13

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                                    OF RESULTS OF OPERATIONS AND
                                                             FINANCIAL CONDITION


RESULTS OF OPERATIONS
SIGNIFICANT EVENTS IN FISCAL 2000
On December 1, 1999, the Company completed the purchase of all the issued and outstanding shares of capital stock of OLDE Financial Corporation ("OLDE"), parent of OLDE Discount Corporation, a leading discount broker in the United States. OLDE Discount Corporation offers brokerage and other financial services through a nationwide network of approximately 1,400 registered representatives located in 105 OLDE offices and, since the acquisition, in 93 H&R Block Financial Centers. The purchase price was $850 million in cash plus net tangible book value payments of $48.5 million. The purchase agreement also provides for possible future contingent consideration, payable for up to five years after the acquisition based upon revenues generated from certain online brokerage services. The transaction was accounted for as a purchase, and accordingly, OLDE's results are included since the date of acquisition.
     On August 2, 1999, the Company, through a subsidiary, RSM McGladrey, Inc. ("RSM McGladrey"), completed the purchase of substantially all of the non-attest assets of McGladrey & Pullen, LLP. McGladrey & Pullen, LLP was the nation's seventh largest accounting and consulting firm with more than 70 offices located primarily in the Eastern, Midwestern, Northern and Southwestern United States. This acquisition significantly increased the size of the Business services segment, new last year, which is primarily engaged in providing accounting, tax and consulting services to business clients, and tax, estate planning and financial planning services to individuals. The purchase price was $240 million in cash payments over four years and the assumption of certain pension liabilities with a present value of $52.7 million. The purchase agreement also provides for possible future contingent consideration based on a calculation of earnings in years two, three and four after the acquisition. In addition, the Company made cash payments of $65.5 million for outstanding accounts receivable and work-in-process that have been repaid to the Company. During the year, the Company also acquired several accounting firms with total purchase prices aggregating $18.5 million. The acquisitions were all accounted for as purchases, and accordingly, results for each acquisition are included since the date of acquisition.

SIGNIFICANT EVENTS IN FISCAL 1999
On January 29, 1999, the Company completed the sale of its credit card portfolio. The Company recorded a $20.9 million loss, net of taxes, on the transaction. The consolidated statements of earnings for all periods presented reflect the Company's Credit card operations segment as discontinued operations.
     During fiscal year 1999, the Company acquired six regional accounting firms and several smaller market firms, which are included in the Business services segment. The initial purchase prices aggregated $102.3 million. Each acquisition was accounted for as a purchase, and accordingly, results for each acquisition are included since the date of acquisition.

NEW ACCOUNTING STANDARDS
In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended in June 2000 ("SFAS 133"), effective for the Company's fiscal year ending April 30, 2001. However, in June 1999, the FASB issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" ("SFAS 137"). SFAS 137 delays the effective date of SFAS 133, which will now be effective for the Company's fiscal year ending April 30, 2002. SFAS 133 requires companies to record derivative instruments as assets or liabilities, measured at fair value. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Company does not anticipate that the implementation of SFAS 133 will have a material impact on the consolidated financial statements.
     In March 2000, FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") was issued and is effective July 1, 2000. FIN 44 clarifies the application of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," with respect to the definition of an employee, the criteria for noncompensatory plans, the consequences of modifying previous awards and the exchange of stock compensation awards in business combinations. The Company has not yet determined the effect of FIN 44 on the consolidated financial statements.
     In December 1999, the Securities and Exchange Commission ("SEC") issued SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The effective date of SAB 101 was delayed and SAB 101 will be effective for the Company in the fourth quarter of fiscal year 2001. The Company is reviewing the requirements of SAB 101 and currently believes that its revenue recognition policy is consistent with the guidance of SAB 101.

2000 COMPARED TO 1999
CONSOLIDATED RESULTS
Revenues increased 49.1% to $2.5 billion compared to $1.6 billion last year. Net earnings from continuing operations increased 5.9% to $251.9 million from $237.8 million in the prior year. Basic net earnings per share from continuing operations increased to $2.57 from $2.38 last year. Diluted net earnings per share from continuing operations increased to $2.55 from $2.36 last year. Earnings from continuing operations before interest (including interest expense on acquisition debt, investment income and interest allocated to operating business units), taxes, depreciation and amortization (EBITDA) increased 36.3% to $598.0 million from $438.8 million last year.
     The pretax amortization expense of acquired intangible assets increased 172.2% in fiscal 2000 to $66.3 million from $24.4 million in fiscal 1999. Excluding the after-tax impact of this expense, net earnings from continuing operations were $304.4 million, or $3.08 per diluted share in fiscal 2000, compared to $254.2 million, or $2.52 per diluted share the prior year, increases of 19.7% and 22.2%, respectively.
     Additional information on each of the Company's reportable operating segments follows.

U.S. TAX OPERATIONS
This segment is primarily engaged in providing tax return preparation, filing and related services to the general public in the United States. Tax-related service revenue includes fees from company-owned tax offices and royalties from franchised offices. This segment also purchases participation interests in refund anticipation loans made by a third-party lending institution which are offered to tax clients; provides tax preparation and other personal productivity software to the general public; and provides online tax preparation and other services to the general public through the hrblock.com Web site.
     Revenues increased 13.7% to $1.4 billion from $1.3 billion last year. Combined tax preparation and electronic filing fees generated from clients visiting a tax office increased $138.1 million, or 13.8%, due to pricing increases and a 2.2% increase in clients served in company-owned offices. Fees associated with participation interests in refund anticipation loans ("RALs") decreased 0.4% to $89.8 million due to lower pricing as a result of the Internal Revenue Service reinstatement of the Debt Indicator Program and a pilot program offering RALs with no bank charge in certain geographical areas. These two factors decreased the average revenue per RAL by 22.8%. Royalty revenues increased 11.6% to $127.4 million due to pricing increases and a 2.6% increase in clients served by franchises. Revenues from software and online tax services increased $7.2 million, or 21.5%, due to an increase in electronic filing fees generated through the clients' use of the Company's tax preparation software and online filing through the Web site, as well as an increase in the number of software units sold.
     Operating earnings increased 1.9% to $320.0 million from $314.1 million last year. The pretax margin decreased to 22.4% from 25.0% in 1999, due to higher spending related to new initiatives and overstaffing in tax offices in April due to anticipated client demand that did not occur. New initiatives included the start-up of E-commerce services, the offer of RALs with no bank charge, and the new prepaid spending card program, Refund Rewards(TM). EBITDA was $386.5 million for fiscal 2000, up from $363.5 million last year.

INTERNATIONAL TAX OPERATIONS
This segment is primarily engaged in providing tax return preparation, filing and related services to the general public in Canada, Australia and the United Kingdom. Tax-related service revenue includes fees from company-owned tax offices and royalties from franchised offices.
     Revenues increased 9.1% to $81.5 million from $74.7 million last year. Pretax earnings increased 93.7% to $4.9 million from $2.5 million in 1999, and the pretax margin increased to 6.0% from 3.4% last year. The increase in revenues and pretax earnings is due to better results in Australia and Canada. EBITDA was $10.4 million, up from $8.3 million in 1999.
     Australia's revenues increased 20.9% to $17.6 million from $14.5 million last year. Pretax earnings increased 40.7% to $3.2 million from $2.3 million. These results reflect the strong Australian dollar. The increases are due to a 12.7% increase in volume in company-owned offices, along with an increase in pretax margins to 18.1% from 15.6% last year.
     Canada's revenues increased 4.4% to $61.1 million from $58.5 million in 1999. Pretax earnings increased 26.0% to $3.0 million from $2.4 million last year. The number of regular returns prepared in company-owned offices decreased 8.2%, while the number of cash back returns prepared increased 7.6%. The improvement in pretax earnings is primarily due to the lowering of certain expenses from closing less profitable offices and improved expense control.
     Revenues in the United Kingdom increased 130.5% to $1.6 million from $692 thousand last year. Pretax losses decreased 23.5% to $2.0 million from $2.6 million last year. The improved results were primarily due to a March 1999 acquisition and increased revenue in existing tax offices, leveraged over certain fixed costs.

FINANCIAL SERVICES
In the second quarter of fiscal year 2000, management redefined its Mortgage operations segment to reflect a change in how the business is analyzed and evaluated. The redefined segment, Financial services, includes all of the Company's previous mortgage activity along with the start up of financial services operations. The Financial services segment is engaged in the origination, purchase, servicing, securitization and sale of nonconforming and conforming mortgage loans, as well as offering full-service investment opportunities to the general public in the United States. Mortgage origination services are offered through a network of mortgage brokers in 48 states, through 18 H&R Block Financial Centers and through H&R Block Mortgage Corporation retail offices in 48 states. Financial planning and investment advice are offered through 93 H&R Block Financial Centers and 105 OLDE offices, and stocks, bonds, mutual funds and other products and securities are offered through a nationwide network of approximately 1,700 registered representatives.
     Revenues increased 140.0% to $623.8 million from $259.9 million in 1999. Pretax earnings increased 112.3% to $129.8 million from $61.1 million last year. The increase in both revenues and pretax earnings is primarily due to the first time inclusion of OLDE's financial results for the five months ended April 30, 2000, as well as favorable results from mortgage operations. EBITDA increased to $175.8 million from $77.1 million in 1999.
     Since the acquisition date, OLDE contributed revenues of $253.9 million and pretax earnings of $66.8 million, driven by high market trading volume yielding over 1.8 million trades. At April 30, 2000, OLDE had 658,000 active accounts and managed client assets of $44 billion.
     Option One reported revenues of $322.0 million, up 45.3% from $221.6 million last year. Pretax earnings increased 49.9% to $95.0 million from $63.4 million in 1999. Option One originated $5.7 billion of loans in fiscal 2000, up 58.0% from $3.6 billion last year, and sold or securitized $6.1 billion of loans, up 73.7% from $3.5 billion last year. At April 30, 2000, Option One's servicing portfolio was 114,300 loans totaling $11.3 billion, up from 65,300 loans totaling $6.5 billion at April 30, 1999. The increase in loans serviced, originated and sold drove Option One's revenue increase. Although certain expenses increased as Option One pursued growth plans, the increase in revenues and contribution margins exceeded the higher expenses and led to the increase in pretax earnings.

BUSINESS SERVICES
This segment is primarily engaged in providing accounting, tax and consulting services to business clients and tax, estate planning and financial planning services to individuals. Services are provided through 100 offices located throughout the United States.
     Revenues increased to $310.9 million from $47.3 million in 1999. Pretax earnings increased 140.3% to $17.1 million from $7.1 million last year. The increase in both revenues and pretax earnings is largely due to the first time inclusion in fiscal 2000 of RSM McGladrey financial results for the nine months ended April 30, 2000, and the inclusion for the entire year in fiscal 2000 of the results from six regional accounting firms acquired at various times during fiscal 1999. EBITDA increased to $46.2 million from $10.5 million last year.

INVESTMENT INCOME, NET
Net investment income decreased 74.2% to $8.3 million from $32.2 million in the prior year. The decrease is a result of less cash available for investment due to business acquisitions and share repurchases throughout fiscal 2000. Intercompany interest increased $4.3 million to $9.2 million due to higher funding required for the operating activities of the Financial services segment.

UNALLOCATED CORPORATE AND OTHER
The unallocated corporate pretax loss increased to $20.9 million from $20.7 million in 1999. Interest expense on debt incurred for business acquisitions increased 216.0% to $56.1 million from $17.8 million in 1999. The increase is due to borrowings associated with RSM McGladrey and OLDE acquisitions during fiscal 2000.

INCOME TAX EXPENSE
The effective tax rate for fiscal 2000 increased to 38.9% from 38.0% in fiscal 1999. The increase is primarily due to non-deductible amortization of goodwill and other intangible assets related to the OLDE acquisition.

1999 COMPARED TO 1998
CONSOLIDATED RESULTS
Revenues increased 29.5% to $1.6 billion compared to $1.3 billion in 1998. Net earnings from continuing operations increased 29.4% to $237.8 million from $183.8 million in the prior year. Basic net earnings per share from continuing operations increased to $2.38 from $1.75 in the prior year. Diluted net earnings per share from continuing operations increased to $2.36 compared to $1.71 in 1998. The net effect of the share repurchase program in 1999 was to increase earnings per share approximately $.05.
     Additional information on each of the Company's reportable operating segments follows.

U.S. TAX OPERATIONS
Revenues increased 20.1% to $1.3 billion from $1.0 billion in 1998. Combined tax preparation and electronic filing fees increased $147.5 million, or 17.3%, due to a 4.5% increase in the number of clients served, higher fees due to complexity and price increases. Fees associated with participation interests in RALs increased 69.1% over 1998 to $90.2 million reflecting a 40.4% increase in the number of RAL participations over 1998 due to the increase in the Company's participation percentage to 49.9% from 40% in 1998. Royalties increased by $12.0 million, or 11.7%, reflecting an increase in the number of clients served by franchises as well as increases in pricing. Software revenues increased $14.2 million, or 74.0%, as a result of increased market penetration.
     Operating earnings increased 24.5% to $314.1 million from $252.2 million in 1998. The pretax margin increased to 25.0% from 24.1%. The improved margin resulted from higher revenues spread over a significant portion of fixed operating expenses, such as occupancy expenses, a lower bad debt rate associated with the RAL program and improved results from software sales.

INTERNATIONAL TAX OPERATIONS
Revenues decreased 8.6% to $74.7 million from $81.8 million in 1998. Pretax earnings declined 78.9% to $2.5 million from $11.9 million in the prior year, and the pretax margin decreased to 3.4% from 14.6% in the prior year. The downturn in both revenues and pretax earnings is due to disappointing results from Canada.
     As compared to 1998, Canada's revenues declined 9.6% to $58.5 million and pretax earnings declined 77.6% to $2.4 million. Results were affected by several factors. The number of customers served in company-owned offices declined 6.1%, resulting in the revenue decline. The Canadian government's expanded efforts to provide free assistance to low-income Canadians contributed to the decrease in clients served. In addition, operating expenses, such as depreciation, advertising and rent, increased significantly due to continued office expansion.
     A weaker Australian dollar also affected international results when translated into U.S. currency. In U.S. dollars, Australia's revenues declined 7.4% to $14.5 million and pretax earnings increased 1.7% to $2.3 million. However, in Australian dollars, pretax earnings increased 33.2% to $4.0 million, while revenues were up 11.6% to $24.2 million. The increase in Australian dollar revenues and pretax earnings is due to a 5.2% increase in clients served.
     In the United Kingdom, the cost of operating 20 company-owned offices for a full year compared with a partial year in 1998 resulted in a pretax loss of $2.6 million, up 62.8% from the prior year. The Company is continuing its efforts to build a customer base in the U.K.

FINANCIAL SERVICES
In 1999, this segment was defined as Mortgage operations. In fiscal 2000 it was redefined, as previously discussed. Revenues increased 91.4% over 1998 to $259.9 million. Pretax earnings increased 109.4% to $61.1 million from $29.2 million in 1998. The increase in both revenues and pretax earnings is largely due to Option One, which reported revenues of $221.6 million and pretax earnings of $63.4 million. Option One originated $3.6 billion of loans in fiscal 1999, up 74.8% from 1998. At April 30, 1999, Option One's servicing portfolio was 65,300 loans totaling $6.5 billion.

BUSINESS SERVICES
A new segment in 1999, Business services reported revenues of $47.3 million and pretax earnings of $7.1 million. During fiscal year 1999, six regional accounting firms and several smaller market firms were acquired.

INVESTMENT INCOME, NET
Net investment income increased 25.9% to $32.2 million from $25.6 million in 1998, primarily as a result of an increase in the amount of cash available for investment throughout fiscal 1999.

UNALLOCATED CORPORATE AND OTHER
The unallocated corporate and administrative pretax loss, including intercompany interest, increased to $15.8 million from $8.8 million in the prior year, largely due to increased charitable contributions, increased wages and employee benefits, and lower earnings from the Company's captive insurance subsidiary. Interest expense on long-term debt increased 29.3% to $17.8 million, reflecting twelve months of expense in fiscal 1999 versus ten months in fiscal 1998.

INCOME TAX EXPENSE
The effective tax rate in fiscal 1999 of 38.0% remained unchanged from 1998.

LIQUIDITY AND CAPITAL RESOURCES
Cash and marketable securities, excluding trading securities, were $573.3 million at April 30, 2000, compared to $420.6 million at the end of 1999. Working capital decreased to $343.1 million at April 30, 2000 from $533.6 million last year and the working capital ratio declined to

1.10 to 1 from 1.96 to 1 last year. The decline in working capital primarily resulted from an increase in short-term borrowings related to the OLDE acquisition.
     The Company maintains lines of credit to support short-term borrowing facilities in the United States and Canada. The credit limits of these lines fluctuate according to the amount of short-term borrowings outstanding during the year.
     In Canada, from January through April each year, the Company uses Canadian borrowings to purchase refunds due its clients from Revenue Canada. Maturities of these borrowings range from 30 to 90 days. Net accounts receivable at April 30, 2000 and 1999 include amounts due from Revenue Canada of $17.1 million and $11.3 million, respectively.
     The Company incurs short-term borrowings throughout the year to fund receivables associated with its mortgage loans and other financial services programs, and generated by the Business services segment. The Company also used short-term borrowings in January through April to purchase a participation interest ranging from 25% to 49.9% in certain RALs through its agreement with Household Bank. These short-term borrowings in the U.S. are supported by a $1.89 billion back-up credit facility through November 2000, subject to renewal. Short-term borrowings at April 30, 2000 totaled $283.8 million, up from $71.9 million last year. In addition to mortgage loans, the borrowings at year-end primarily relate to a portion of the financing for the OLDE acquisition. The OLDE acquisition was initially funded through short-term borrowings, a portion of which were subsequently paid down through the issuance of Senior Notes.
     Historically, short-term borrowings primarily represented funding of mortgage loans. In April 2000, the Company entered into off-balance sheet financing arrangements and whole-loan sale arrangements for Option One. This financing lowered short-term borrowings by approximately $1.2 billion and included a $1.0 billion loan securitization, of which $780 million was delivered in April, and the transfer of $424 million of loans to an unconsolidated special purpose entity.
     In April 2000, the Company issued $500 million of 8 1/2% Senior Notes, due 2007. The Senior Notes are not redeemable prior to maturity. The net proceeds of this transaction were used to repay a portion of the initial short-term borrowings for the OLDE acquisition.
     In October 1997, the Company issued $250 million of 6 3/4% Senior Notes, due 2004. The Senior Notes are not redeemable prior to maturity. The net proceeds of this transaction were used to repay short-term borrowings which initially funded the acquisition of Option One.
     Long-term debt at April 30, 2000 was comprised of the $750 million of Senior Notes described above, future payments related to the acquisitions of RSM McGladrey and other accounting firms and capital lease obligations. The current portion of long-term debt was $68.0 million, up from $4.7 million last year, and represents payments to be made during fiscal 2001 for accounting firm acquisitions and capital lease obligations. Stockholders' equity at April 30, 2000 and 1999 was $1.2 billion and $1.1 billion, respectively. The Company's debt to equity ratio at April 30, 2000 was 1 to 1, compared with .3 to 1 last year.
     Utilizing the U.S. commercial paper program and off-balance sheet financing arrangements described above, the Company originates and purchases mortgage loans. As part of its risk management strategy prior to securitization or sale, the Company may choose to hedge its interest rate risk related to its fixed rate mortgage portfolio by selling short FNMA mortgage-backed securities and utilizing forward loan sale commitments. The Company purchases these financial instruments from certain broker-dealer counterparties. The Company's policy is to utilize such financial instruments only for the purpose of offsetting or reducing the risk of loss associated with a defined or quantified exposure. As a matter of practice, the Company limits the counterparties to major banks and financial institutions.
     Management anticipates a higher level of capital expenditures in 2001, exclusive of acquisitions, than in fiscal 2000. Capital expenditures are expected to increase largely due to the full-year effect of significant acquisitions during fiscal 2000, along with deployment of the Company's business strategy. The Company will continue to use short-term financing in the United States to finance various financial activities conducted by Block Financial Corporation and in Canada to finance the Canadian refund discount program.
     The Company announced in March 2000 its intention to repurchase from time to time up to 12 million of its shares on the open market. At April 30, 2000,
415.5 thousand shares had been repurchased under this authorization. The Company intends to continue to purchase its shares on the open market in accordance with this authorization, subject to various factors including the price of the stock, availability of excess cash, the ability to maintain financial flexibility, securities laws restrictions and other investment opportunities available.

OTHER ISSUES
The Notes to Consolidated Financial Statements, as well as other information contained in this Annual Report to Shareholders may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. Such statements are based upon current information, expectations, estimates and projections regarding the Company, the industry and the markets in which the Company operates and management's assumptions and beliefs relating thereto. Words such as "will," "expect," "intend," "plan," "wish," "estimate," "approximate," and variations thereof and similar expressions are intended to identify such forward-looking statements. These statements speak only as of the date on which they are made, are not guarantees of future performance, and involve certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results could materially differ from what is expressed, implied or forecast in such forward-looking statements. Such differences could be caused by a number of factors including, but not limited to, the uncertainty of laws, legislation, regulations, supervision and licensing by federal, state and local government and self-regulatory authorities and their impact on the lines of business in which the Company's subsidiaries are involved; unforeseen compliance costs; changes in economic, political or regulatory environments; changes in competition and the effects of such changes; the inability to implement the Company's strategies; changes in management and management strategies; the Company's inability to successfully design, create, modify and operate its computer systems and networks; litigation involving the Company; and risks described from time to time in reports and registration statements filed by the Company and its subsidiaries with the Securities and Exchange Commission. Readers should take these factors into account in evaluating any such forward-looking statements. The Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                             CONSOLIDATED STATEMENTS OF EARNINGS
                                  AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

Year Ended April 30                                            2000            1999            1998
---------------------------------------------------------------------------------------------------
REVENUES:
   Service revenues                                      $1,924,911      $1,324,494      $1,047,181
   Product sales                                            271,896         174,124         103,717
   Royalties                                                137,162         123,201         111,142
   Other                                                    117,974          22,846           7,941
                                                         ----------      ----------      ----------
                                                          2,451,943       1,644,665       1,269,981
                                                         ----------      ----------      ----------
EXPENSES:
   Employee compensation and benefits                       963,536         610,866         483,951
   Occupancy and equipment                                  253,171         182,701         157,995
   Interest                                                 153,500          69,338          38,899
   Depreciation and amortization                            147,218          74,605          54,972
   Marketing and advertising                                140,683          90,056          71,594
   Supplies, freight and postage                             64,599          57,157          51,705
   Bad debt                                                  51,719          71,662          53,736
   Other                                                    273,902         133,206          85,612
                                                         ----------      ----------      ----------
                                                          2,048,328       1,289,591         998,464
                                                         ----------      ----------      ----------
Operating earnings                                          403,615         355,074         271,517

OTHER INCOME:
   Investment income, net                                     8,313          32,234          25,596
   Other, net                                                   338          (3,767)           (680)
                                                         ----------      ----------      ----------
                                                              8,651          28,467          24,916
                                                         ----------      ----------      ----------

Earnings from continuing operations before income taxes     412,266         383,541         296,433

Taxes on earnings                                           160,371         145,746         112,645
                                                         ----------      ----------      ----------

NET EARNINGS FROM CONTINUING OPERATIONS                     251,895         237,795         183,788

Net loss from discontinued operations (less applicable
 income tax benefit of ($953) and ($13,183))                   -             (1,490)        (23,525)

Net gain (loss) on sale of discontinued operations (less
 applicable income taxes (benefit) of ($13,387) and
 $251,701)                                                     -            (20,939)        231,867

                                                         ----------      ----------      ----------
NET EARNINGS                                             $  251,895      $  215,366      $  392,130
                                                         ==========      ==========      ==========
BASIC NET EARNINGS PER SHARE:
   Net earnings from continuing operations                   $ 2.57          $ 2.38          $ 1.75
   Net earnings (loss) from discontinued operations            -               (.22)           1.99
                                                         ----------      ----------      ----------
   Net earnings                                              $ 2.57          $ 2.16          $ 3.74
                                                         ==========      ==========      ==========
DILUTED NET EARNINGS PER SHARE:
   Net earnings from continuing operations                   $ 2.55          $ 2.36          $ 1.71
   Net earnings (loss) from discontinued operations            -               (.22)           1.94
                                                         ----------      ----------      ----------
   Net earnings                                              $ 2.55          $ 2.14          $ 3.65
                                                        ===========      ==========      ==========


See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA


April 30                                                                                   2000            1999
---------------------------------------------------------------------------------------------------------------
                                     ASSETS


CURRENT ASSETS:
   Cash and cash equivalents                                                       $    379,901    $    193,240
   Marketable securities - available-for-sale                                            16,966          56,881
   Marketable securities - trading                                                       45,403            -
   Receivables from customers, brokers, dealers and clearing organizations,
    less allowance for doubtful accounts of $759                                      2,857,379            -
   Receivables, less allowance for doubtful accounts of $49,602 and $61,872             434,722         743,301
   Prepaid expenses and other current assets                                            129,172          94,000
                                                                                   ------------    ------------
    Total current assets                                                              3,863,543       1,087,422

INVESTMENTS AND OTHER ASSETS:
   Investments in available-for-sale marketable securities                              176,395         170,528
   Excess of cost over fair value of net tangible assets acquired,
    less accumulated amortization of $130,305 and $64,414                             1,095,074         405,534
   Other                                                                                303,672         132,470
                                                                                   ------------    ------------
                                                                                      1,575,141         708,532
PROPERTY AND EQUIPMENT, at cost less accumulated
 depreciation and amortization of $214,145 and $193,549                                 260,666         114,222
                                                                                   ------------    ------------
                                                                                   $  5,699,350    $  1,910,176
                                                                                   ============    ============
                        LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Notes payable                                                                   $    283,797    $     71,939
   Accounts payable to customers, brokers and dealers                                 2,570,200            -
   Accounts payable, accrued expenses and deposits                                      222,362         163,911
   Accrued salaries, wages and payroll taxes                                            173,333         161,590
   Accrued taxes on earnings                                                            202,779         151,659
   Current portion of long-term debt                                                     67,978           4,730
                                                                                   ------------    ------------
    Total current liabilities                                                         3,520,449         553,829

LONG-TERM DEBT                                                                          872,396         249,725
OTHER NONCURRENT LIABILITIES                                                             87,916          44,635
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
   Common stock, no par, stated value $.01 per share,
    authorized 400,000,000 shares                                                         1,089           1,089
   Convertible preferred stock, no par, stated
    value $.01 per share, authorized 500,000 shares                                        -               -
   Additional paid-in capital                                                           420,594         420,658
   Accumulated other comprehensive income (loss)                                        (26,241)        (23,400)
   Retained earnings                                                                  1,277,324       1,130,909
                                                                                   ------------    ------------
                                                                                      1,672,766       1,529,256
   Less cost of common stock in treasury                                                454,177         467,269
                                                                                   ------------    ------------
                                                                                      1,218,589       1,061,987
                                                                                   ------------    ------------
                                                                                   $  5,699,350    $  1,910,176
                                                                                   ============    ============

See notes to consolidated financial statements.

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                            AMOUNTS IN THOUSANDS


Year Ended April 30                                                                            2000            1999            1998
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net earnings                                                                        $    251,895     $   215,366     $   392,130
   Adjustments to reconcile net earnings to net cash provided by operating activities:
         Depreciation and amortization                                                      147,218          74,605          54,972
         Provision for bad debt                                                              51,719          71,662          53,736
         Accretion of acquisition liabilities                                                10,641            -               -
         Provision for deferred taxes on earnings                                           (15,767)          1,739         (15,639)
         Net (gain) loss on sales of operating units                                         14,501          20,939        (231,867)
         Net gain on sales of available-for-sale securities                                 (11,697)         (4,124)         (1,720)
   Changes in assets and liabilities, net of acquisitions:
         Receivables from customers, brokers, dealers and clearing organizations           (893,435)           -               -
         Receivables                                                                       (409,690)        112,073         (98,463)
         Mortgage loans held for sale:
              Originations and purchases                                                 (5,967,895)     (4,290,207)     (2,330,349)
              Sales and principal repayments                                              6,442,094       4,201,187       2,443,725
         Marketable securities - trading                                                      6,899            -               -
         Prepaid expenses and other current assets                                          (34,117)        (27,952)        (27,618)
         Accounts payable to customers, brokers and dealers                                 868,012            -               -
         Accounts payable, accrued expenses and deposits                                      3,732          46,029         (82,469)
         Accrued salaries, wages and payroll taxes                                           13,683          55,178         (10,965)
         Accrued taxes on earnings                                                           54,797        (260,458)         28,118
         Other, net                                                                         (27,314)         16,757          21,609
                                                                                       ------------     -----------     -----------
              Net cash provided by operating activities                                     505,276         232,794         195,200
                                                                                       ------------     -----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of available-for-sale securities                                               (14,281)       (251,627)       (882,378)
   Maturities of available-for-sale securities                                               57,416         211,239          38,961
   Sales of available-for-sale securities                                                   211,836         522,252       1,321,716
   Purchases of property and equipment, net                                                (113,032)        (78,823)        (46,326)
   Payments made for business acquisitions, net of cash acquired                           (971,802)       (123,657)       (265,683)
   Other, net                                                                               (42,918)        (28,441)        (41,508)
                                                                                       ------------     -----------     -----------
              Net cash provided by (used in) investing activities                          (872,781)        250,943         124,782
                                                                                       ------------     -----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Repayments of notes payable                                                          (50,800,661)    (17,276,595)    (11,090,798)
   Proceeds from issuance of notes payable                                               51,012,519      16,593,978      11,008,018
   Proceeds from issuance of long-term debt                                                 495,800            -            249,650
   Dividends paid                                                                          (105,480)        (95,004)        (83,635)
   Payments to acquire treasury shares                                                      (50,654)       (492,945)        (18,351)
   Proceeds from stock options exercised                                                     36,958          79,961          58,881
   Other, net                                                                               (34,316)           (748)             30
                                                                                       ------------     -----------     -----------
              Net cash provided by (used in) financing activities                           554,166      (1,191,353)        123,795
                                                                                       ------------     -----------     -----------

   Net increase (decrease) in cash and cash equivalents                                     186,661        (707,616)        443,777
   Cash and cash equivalents at beginning of the year                                       193,240         900,856         457,079
                                                                                       ------------     -----------     -----------
   Cash and cash equivalents at end of the year                                        $    379,901     $   193,240     $   900,856
                                                                                       ============     ===========     ===========

SUPPLEMENTAL CASH FLOW DISCLOSURES:
   Income taxes paid                                                                   $    122,447     $   394,273     $   102,396
                                                                                       ------------     -----------     -----------
   Interest paid                                                                            141,577          71,431          50,302
                                                                                       ------------     -----------     -----------


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
AMOUNTS IN THOUSANDS

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                             Accumulated
                                                  Convertible   Additional                                         Other
                                 Common Stock Preferred Stock   Paid-in     Retained     Treasury Stock    Comprehensive      Total
                                 ------------  ---------------                        --------------------
                                Shares Amount Shares   Amount   Capital     Earnings  Shares        Amount Income (loss)     Equity
                               ----------------------------------------------------------------------------------------------------

Balances at May 1, 1997        108,973 $ 1,089  407     $ 4    $ 502,308   $  702,098   (4,905) $ (188,375)   $ (18,027) $  999,097

Net earnings for the year         -       -      -       -          -         392,130     -           -            -           -
Unrealized loss on translation    -       -      -       -          -            -        -           -          (5,290)       -
Change in net unrealized gain
    on marketable securities      -       -      -       -          -            -        -           -          (1,200)       -
Comprehensive income              -       -      -       -          -            -        -           -            -        385,640
Stock options exercised           -       -      32      -        (1,832)        -       1,578      60,882         -         59,050
Conversion of Convertible
    Preferred Stock               -       -    (436)     (4)     (68,018)        -       1,744      68,022         -           -
Cancellation of Convertible
    Preferred Stock               -       -      (1)     -          (123)         (46)    -           -            -           (169)
Acquisition of treasury shares    -       -      -       -          -            -        (409)    (18,351)        -        (18,351)
Cash dividends paid-
    $.80 per share                -       -      -       -          -         (83,635)    -           -            -        (83,635)
                              ------------------------------------------------------------------------------------------------------
Balances at April 30, 1998     108,973   1,089    2      -       432,335    1,010,547   (1,992)    (77,822)     (24,517)  1,341,632

Net earnings for the year         -       -      -       -          -         215,366     -           -            -           -
Unrealized loss on translation    -       -      -       -          -            -        -           -          (1,525)       -
Change in net unrealized gain
    on marketable securities      -       -      -       -          -            -        -           -           2,642        -
Comprehensive income              -              -       -          -            -        -           -            -        216,483
Stock options exercised           -       -      -       -       (12,042)        -       2,175      90,462         -         78,420
Restricted stock granted          -       -      -       -           (81)        -          37       1,544         -          1,463
Stock issued for acquisition      -       -      -       -           807         -         268      11,053         -         11,860
Conversion of Convertible
    Preferred Stock               -       -      (2)     -          (361)        -          11         439         -             78
Acquisition of treasury shares    -       -      -       -          -            -     (11,843)   (492,945)        -       (492,945)
Cash dividends paid -
    $.95 per share                -       -      -       -          -         (95,004)    -           -            -        (95,004)
                              ------------------------------------------------------------------------------------------------------
Balances at April 30, 1999     108,973   1,089   -       -       420,658    1,130,909  (11,344)   (467,269)     (23,400)  1,061,987

Net earnings for the year         -       -      -       -          -         251,895     -           -            -           -
Unrealized loss on translation    -       -      -       -          -            -        -           -          (2,647)       -
Change in net unrealized gain
    on marketable securities      -       -      -       -          -            -        -           -            (194)       -
Comprehensive income              -       -      -       -          -            -        -           -            -        249,054
Stock options exercised           -       -      -       -        (1,567)        -       1,023      42,268         -         40,701
Restricted stock granted          -       -      -       -           200         -          43       1,781         -          1,981
Stock issued for acquisition      -       -      -       -         1,306         -         475      19,694         -         21,000
Conversion of Convertible
    Preferred Stock               -       -      -       -            (3)        -           1           3         -           -
Acquisition of treasury shares    -       -      -       -          -            -      (1,136)    (50,654)        -        (50,654)
Cash dividends paid -
    $1.075 per share              -       -      -       -          -        (105,480)    -           -            -       (105,480)
                              ------------------------------------------------------------------------------------------------------
Balances at April 30, 2000     108,973 $ 1,089   -      $-     $ 420,594   $1,277,324  (10,938) $ (454,177)   $ (26,241) $1,218,589
                              ======================================================================================================

See notes to consolidated financial statements.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                         DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
NATURE OF OPERATIONS: The operating subsidiaries of H&R Block, Inc. provide a variety of services to the general public, principally in the United States, but also in Canada, Australia and other foreign countries. Approximately 62% of total revenues for the year ended April 30, 2000 were generated from tax return preparation, electronic filing of tax returns and other tax-related services. Certain of these subsidiaries also originate, purchase, service, sell and securitize nonconforming and conforming mortgages, offer investment services through broker-dealers, offer personal productivity software, purchase participation interests in refund anticipation loans made by a third-party lending institution, and offer accounting, tax and consulting services to business clients.
     PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of H&R Block, Inc. (the "Company"), all majority-owned subsidiaries and companies that are directly or indirectly controlled by the Company through majority ownership or otherwise. All material intercompany transactions and balances have been eliminated.
     Some of the Company's subsidiaries operate in regulated industries, and their underlying accounting records reflect the policies and requirements of these industries.
     RECLASSIFICATIONS: Certain reclassifications have been made to prior year amounts to conform with the current year presentation.
     MANAGEMENT ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.
     CASH AND CASH EQUIVALENTS: Cash and cash equivalents include cash on hand and due from banks, securities purchased under agreements to resell and short-term highly liquid investments with maturities of three months or less when purchased. For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.
     The Company's broker-dealers purchase securities under agreements to resell and account for them as collateralized financings. The securities are carried at the amounts at which the securities will be subsequently resold, as specified in the respective agreements. Collateral relating to investments in repurchase agreements is held by independent custodian banks. The securities are revalued daily and collateral added whenever necessary to bring market value of the underlying collateral equal to or greater than the repurchase specified in the contracts.
     MARKETABLE SECURITIES - AVAILABLE-FOR-SALE: Certain marketable debt and equity securities are classified as available-for-sale, based on management's intentions, and are carried at market value, based on quoted prices, with unrealized gains and losses included in stockholders' equity.
     Residual interests in securitizations of real estate mortgage investment conduits are recorded as a result of the Company's securitization of mortgage loans through various special-purpose trust vehicles. These residual interests are classified as available-for-sale securities, and are carried at market value, based on a discounted cash flow model, with unrealized gains and losses included in other comprehensive income. The residual interests are amortized over the estimated lives of the loans to which they relate.
     The cost of marketable securities sold is determined on the specific identification method and realized gains and losses are reflected in earnings.
     MARKETABLE SECURITIES - TRADING: All marketable securities-trading are held by the Company's broker-dealers. Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" is not applicable to broker-dealers. These securities are carried at market value, based on quoted prices, with unrealized gains and losses included in earnings.
     RECEIVABLES FROM CUSTOMERS, BROKERS, DEALERS AND CLEARING ORGANIZATIONS AND ACCOUNTS PAYABLE TO CUSTOMERS, BROKERS, AND DEALERS: Customer receivables and payables consist primarily of amounts due on margin and cash transactions. These receivables are collateralized by customers' securities held, which are not reflected in the accompanying consolidated financial statements.
     Receivables from brokers are generally collected within 30 days and are collateralized by securities in physical possession of, on deposit with or receivable from customers or other brokers. The allowance for doubtful accounts represents an amount considered by management to be adequate to cover potential losses.
     RECEIVABLES: Receivables consist primarily of mortgage loans held for sale and business services accounts receivable. Mortgage loans held for sale are carried at the lower of cost or market value. The allowance for doubtful accounts represents an amount considered by management to be adequate to cover potential losses.

     FOREIGN CURRENCY TRANSLATION: Assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at exchange rates prevailing at the end of the year. Revenue and expense transactions are translated at the average of exchange rates in effect during the period. Translation gains and losses are recorded in other comprehensive income.
     EXCESS OF COST OVER FAIR VALUE OF NET TANGIBLE ASSETS ACQUIRED: The excess of cost of purchased subsidiaries, operating offices and franchises over the fair value of net tangible assets acquired is being amortized over a weighted average life of 15 years on a straight-line basis.
     At each balance sheet date, the Company assesses long-lived assets, including intangibles, for impairment by comparing the carrying value to future undiscounted cash flows. To the extent that there is impairment, analysis is performed based on several criteria, including, but not limited to, revenue trends, discounted operating cash flows and other operating factors to determine the impairment amount. In addition, a determination is made by management to ascertain whether goodwill has been impaired. Analysis is performed on an operating business unit basis using the fair value method. If the review indicates that goodwill is not recoverable, the Company would recognize an impairment loss. Under these methods, no material impairment adjustments to goodwill, other intangibles or other long-lived assets were made during fiscal year 2000, 1999, or 1998.
     DEPRECIATION AND AMORTIZATION: Buildings and equipment are stated at cost and are depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are stated at cost and are amortized over the lesser of the term of the respective lease or the estimated useful life, using the straight-line method.
     NOTES PAYABLE: The Company uses short-term borrowings to finance temporary liquidity needs and various financial activities conducted by its subsidiaries. The weighted average interest rates of notes payable at April 30, 2000 and 1999 were 6.2% and 4.9%, respectively.
     REVENUE RECOGNITION: Service revenues consist primarily of fees for preparation of tax returns, participations in refund anticipation loans, consulting services, brokerage commissions and interest earned on mortgage loans and customer accounts. Service revenues are recorded in the period in which service is performed. Commissions revenue is recognized on a trade-date basis.
     Product sales consist primarily of gains on sales of mortgage loans. Gains on loan sales are recognized in accordance with Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," utilizing the financial-components approach which focuses on control of assets and liabilities being transferred.
     The Company records franchise royalties, based upon the contractual percentages of franchise revenues, in the period in which the franchise provides the service.
     ADVERTISING EXPENSE: The Company expenses advertising costs the first time the advertising takes place.
     TAXES ON EARNINGS: The Company and its subsidiaries file a consolidated Federal income tax return on a calendar year basis. Therefore, the current liability for taxes on earnings recorded in the balance sheet at each year-end consists principally of taxes on earnings for the period January 1 to April 30 of the respective year. Deferred taxes are provided for temporary differences between financial and tax reporting, which consist principally of deferred compensation, accrued expenses, depreciation and mortgage servicing rights.
     The Company has a Tax Sharing Agreement with CompuServe Corporation ("CompuServe"), pursuant to which CompuServe generally is obligated to pay the Company (or the Company is obligated to pay CompuServe) for CompuServe's liability (or tax benefits) related to Federal, state, and local income taxes for any taxable period during which CompuServe was a subsidiary of the Company.
     DISCLOSURE REGARDING CERTAIN FINANCIAL INSTRUMENTS: The carrying values reported in the balance sheet for cash equivalents, all receivables, notes payable, all accounts payable, accrued liabilities and the current portion of long-term debt approximate fair market value due to the relatively short-term nature of the respective instruments.
     HEDGING AND FORWARD COMMITMENTS: As a part of its interest rate risk management strategy, the Company may choose to hedge its interest rate risk related to its fixed rate mortgage portfolio and debt by selling short securities and utilizing forward commitments. The Company classifies these instruments as hedges of specific loan receivables or debt. The gains and losses derived from these instruments are deferred and included in the carrying amounts of the related hedged items and ultimately recognized in earnings.
     STOCK PLANS: Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), allows companies to continue under the approach set forth in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), for recognizing stock-based compensation expense in the financial statements, but encourages companies to adopt the provisions of SFAS 123 based on the estimated fair value of employee stock options. Companies electing to retain the approach under APB 25 are required to disclose pro forma net earnings and net earnings per share in the notes to the financial statements, as if they had adopted the fair value accounting method under SFAS 123. The Company has elected to retain its current accounting approach under APB 25.

     NEW ACCOUNTING STANDARDS: In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended in June 2000 ("SFAS 133"), effective for the Company's fiscal year ending April 30, 2001. However, in June 1999, the FASB issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133" ("SFAS 137"). SFAS 137 delays the effective date of SFAS 133, which will now be effective for the Company's fiscal year ending April 30, 2002. SFAS 133 requires companies to record derivative instruments as assets or liabilities, measured at fair value. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Company does not anticipate that the implementation of SFAS 133 will have a material impact on the consolidated financial statements.
     In March 2000, FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") was issued and is effective July 1, 2000. FIN 44 clarifies the application of APB 25, "Accounting for Stock Issued to Employees," with respect to the definition of an employee, the criteria for noncompensatory plans, the consequences of modifying previous awards and the exchange of stock compensation awards in business combinations. The Company has not yet determined the effect of FIN 44 on the consolidated financial statements.
     In December 1999, the Securities and Exchange Commission ("SEC") issued SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The effective date of SAB 101 was delayed and SAB 101 will be effective for the Company in the fourth quarter of fiscal year 2001. The Company is reviewing the requirements of SAB 101 and currently believes that its revenue recognition policy is consistent with the guidance of SAB 101.

NET EARNINGS PER SHARE
Basic net earnings per share is computed using the weighted average number of common shares outstanding. The dilutive effect of potential common shares outstanding is included in diluted net earnings per share. The computations of basic and diluted net earnings per share from continuing operations are as follows (shares in thousands):

Year Ended April 30                                        2000            1999            1998
-----------------------------------------------------------------------------------------------
Net earnings from continuing operations               $ 251,895       $ 237,795       $ 183,788
                                                      -----------------------------------------
Basic weighted average shares                            98,033          99,761         104,829

Effect of dilutive securities:
        Common and convertible preferred stock options      895           1,058           1,229
        Convertible preferred stock                           1               2           1,515
                                                      -----------------------------------------
Dilutive potential common shares                         98,929         100,821         107,573
                                                      =========================================
Net earnings per share from continuing operations:
        Basic                                            $ 2.57          $ 2.38          $ 1.75
        Diluted                                            2.55            2.36            1.71
                                                      -----------------------------------------

     Diluted net earnings per share excludes the impact of common stock options of 3,039,195, 149,370 and 244,071 shares for 2000, 1999 and 1998, respectively, because the options' exercise prices were greater than the average market price of the common shares and therefore, the effect would be antidilutive.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents is comprised of the following:

April 30                                               2000            1999
---------------------------------------------------------------------------
Cash and interest-bearing deposits                $ 162,363       $ 110,831
Other interest-bearing securities                   183,144           2,525
Securities purchased under agreements to resell      32,000             -
Certificates of deposit                               2,394           2,384
Municipal bonds                                         -            77,500
                                                  -------------------------
                                                  $ 379,901       $ 193,240
                                                  =========================

MARKETABLE SECURITIES - AVAILABLE-FOR-SALE
The amortized cost and market value of marketable securities classified as available-for-sale at April 30, 2000 and 1999 are summarized below:

                                                  2000                                              1999
------------------------------------------------------------------------------------------------------------------------------
                                            Gross        Gross                                 Gross        Gross
                          Amortized    Unrealized   Unrealized      Market    Amortized   Unrealized   Unrealized       Market
                               Cost         Gains       Losses       Value         Cost        Gains       Losses        Value
                          ----------------------------------------------------------------------------------------------------
Current:
Asset-backed securities   $    -       $     -      $     -      $    -       $  45,038   $        1   $       28    $  45,011
Corporate bonds                -             -            -           -           9,300         -            -           9,300
Municipal bonds and notes    17,021          -              55      16,966        2,564            6         -           2,570
                          ----------------------------------------------------------------------------------------------------
                             17,021          -              55      16,966       56,902            7           28       56,881
                          ----------------------------------------------------------------------------------------------------
Noncurrent:
Residual interests          118,977         5,236        1,169     123,044       90,566        2,326          219       92,673
Municipal bonds              49,566             2          645      48,923       72,902          274           88       73,088
Common stock                  4,025           571          168       4,428        2,419        2,362           14        4,767
                          ----------------------------------------------------------------------------------------------------
                            172,568         5,809        1,982     176,385      165,887        4,962          321      170,528
                          ----------------------------------------------------------------------------------------------------
                          $ 189,589    $    5,809   $    2,037   $ 193,361    $ 222,789   $    4,969   $      349    $ 227,409
                          ====================================================================================================

     Proceeds from the sales of available-for-sale securities were $211,836, $522,252 and $1,321,716 during 2000, 1999 and 1998, respectively. Gross realized gains on those sales during 2000, 1999 and 1998 were $12,177, $4,711 and $1,826, respectively; gross realized losses were $480, $587 and $106, respectively.
     Contractual maturities of available-for-sale debt securities at April 30, 2000 are presented below. Since expected maturities differ from contractual maturities due to the issuers' rights to prepay certain obligations or the seller's rights to call certain obligations, the first call date, put date or auction date for municipal bonds and notes is considered the contractual maturity date.

                                                  Amortized          Market
                                                       Cost           Value
---------------------------------------------------------------------------
Within one year                                   $  17,021       $  16,966
After one year through five years                    40,359          39,875
After five years through 10 years                     9,207           9,048
                                                  -------------------------
                                                  $  66,587       $  65,889
                                                  =========================

     The Company securitized $3,767,010 and $2,456,910 in mortgage loans during the years ended April 30, 2000 and 1999, resulting in residual interests with an allocated carrying value of $245,801 and $158,485, respectively. In fiscal 2000, the Company securitized $248,555 of these residual interests in net interest margin transactions. The remaining residual interests from the securitizations during fiscal year 2000 of $28,042 were treated as noncash investing activities in the consolidated statement of cash flows for the year ended

April 30, 2000. In fiscal 1999, the Company securitized $91,355 of these residual interests in a net interest margin transaction. The remaining residual interests from the securitizations during 1999 of $39,782 were treated as noncash investing activities in the consolidated statement of cash flows for the year ended April 30, 1999.

RECEIVABLES
Receivables consist of the following:

April 30                                               2000         1999
------------------------------------------------------------------------
Mortgage loans held for sale                     $  163,033    $ 636,687
Business services accounts receivable               148,109       40,609
Participation in refund anticipation loans           47,581       51,074
Software receivables                                 31,721       25,484
Other                                                93,880       51,319
                                                 -----------------------
                                                    484,324      805,173
Allowance for doubtful accounts                      49,602       61,872
                                                 -----------------------
                                                 $  434,722    $ 743,301
                                                 =======================

EXCESS OF COST OVER FAIR VALUE OF NET TANGIBLE ASSETS ACQUIRED
Excess of cost over fair value of net tangible assets acquired consists of the following:

April 30                                               2000         1999
------------------------------------------------------------------------
Goodwill                                         $  636,350    $ 423,521
Customer relationships                              387,775       23,486
Assembled workforce                                 104,044       13,765
Trade names                                          55,638         -
Management infrastructure                            29,147         -
Noncompete agreements                                12,425        9,176
                                                 -----------------------
                                                  1,225,379      469,948
Less accumulated amortization                       130,305       64,414
                                                 -----------------------
                                                 $1,095,074    $ 405,534
                                                 =======================

Amortization expense for 2000, 1999 and 1998 amounted to $66,346, $24,378 and $17,334, respectively.

PROPERTY AND EQUIPMENT
A summary of property and equipment follows:

April 30                                               2000         1999
------------------------------------------------------------------------
Land                                             $   42,338    $   3,060
Buildings                                            74,260       24,292
Computers and other equipment                       290,386      226,388
Leasehold improvements                               67,827       54,031
                                                 -----------------------
                                                    474,811      307,771
Less accumulated depreciation and amortization      214,145      193,549
                                                 -----------------------
                                                 $  260,666    $ 114,222
                                                 =======================

Depreciation and amortization expense for 2000, 1999 and 1998 amounted to $74,866, $49,302 and $37,197, respectively.

     The Company has an agreement to lease real estate and buildings under a noncancelable capital lease for the next 20 years with an option to purchase after seven years. The real estate, building and long-term debt of $14,075 related to this lease was treated as a noncash investing activity on the consolidated statement of cash flows for the year ended on April 30, 2000.

LONG-TERM DEBT
On April 13, 2000, the Company issued $500,000 of 8 1/2% Senior Notes under a shelf registration statement. The Senior Notes are due April 15, 2007, and are not redeemable prior to maturity. The net proceeds of this transaction were used to repay a portion of the short-term borrowings which initially funded the acquisition of OLDE Financial Corporation and Financial Marketing Services, Inc. (collectively, "OLDE").
     On October 21, 1997, the Company issued $250,000 of 6 3/4% Senior Notes under a shelf registration statement. The Senior Notes are due November 1, 2004, and are not redeemable prior to maturity. The net proceeds of this transaction were used to repay short-term borrowings which initially funded the acquisition of Option One Mortgage Corporation ("Option One").
     The Company has obligations related to acquisitions of accounting firms of $169,103 and $4,730 at April 30, 2000 and 1999, respectively. The current portion of these amounts is included in the current portion of long-term debt on the consolidated balance sheet. The long-term portions are due from May 2001 to January 2005. These payments represent additional purchase price and do not carry an interest rate.
     The Company has mortgage notes and capitalized lease obligations of $25,671 at April 30, 2000 that are collateralized by land, buildings and equipment with a cost of $31,040 at April 30, 2000. The obligations are due at varying dates for up to 20 years.
     The aggregate payments required to retire long-term debt are $67,978, $39,698, $38,352, $34,392, $253,572 and $506,382 in 2001, 2002, 2003, 2004, 2005
and beyond, respectively.
     Based upon borrowing rates currently available to the Company for indebtedness with similar terms, the fair value of the long-term debt was approximately $896,894 and $256,750 at April 30, 2000 and 1999, respectively.

OTHER NONCURRENT LIABILITIES
The Company has deferred compensation plans which permit directors and certain employees to defer portions of their compensation and accrue earnings on the deferred amounts. The compensation, together with Company matching of deferred amounts, has been accrued, and the only expenses related to these plans are the Company match and the earnings on the deferred amounts which are not material to the financial statements. Included in other noncurrent liabilities are $39,862 and $33,628 at April 30, 2000 and 1999, respectively, to reflect the liability under these plans. The Company purchased whole-life insurance contracts on certain related directors and employees to recover distributions made or to be made under the plans and has recorded the cash surrender value of the policies in other assets. If all the assumptions regarding mortality, earnings, policy dividends and other factors are realized, the Company will ultimately realize its investment plus a factor for the use of its money.
     In connection with the Company's acquisition of the non-attest assets of McGladrey & Pullen, LLP ("McGladrey"), the Company assumed certain pension liabilities related to McGladrey's retired partners. The Company makes payments in varying amounts on a monthly basis. Included in other noncurrent liabilities at April 30, 2000 is $36,128 related to this liability.

STOCKHOLDERS' EQUITY
The Company is authorized to issue 6,000,000 shares of Preferred Stock, without par value. At April 30, 2000, the Company had 5,560,833 shares of authorized but unissued Preferred Stock. Of the unissued shares, 600,000 shares have been designated as Participating Preferred Stock in connection with the Company's shareholder rights plan.
     On March 8, 1995, the Board of Directors authorized the issuance of a series of 500,000 shares of nonvoting Preferred Stock designated as Convertible Preferred Stock, without par value. In April 1995, 401,768 shares of Convertible Preferred Stock were issued in connection with an acquisition. In addition, options to purchase 51,828 shares of Convertible Preferred Stock were issued as a part of the acquisition and 37,399 shares of Convertible Preferred Stock were issued in connection with these options. Each share of Convertible Preferred Stock became convertible on April 5, 1998 into four shares of Common Stock of the Company, subject to adjustment upon certain events. The holders of the Convertible Preferred Stock are not entitled to receive dividends paid in cash, property or securities and, in the event of any dissolution, liquidation or winding-up of the Company, will share ratably with the holders of Common Stock then outstanding in the assets of the Company after any distribution or payments are made to the holders of Participating Preferred Stock or the holders of any other class or series of stock of the Company with preference over the Common Stock. In fiscal 2000, the Company issued 84 shares of its Common Stock upon conversion of 21 shares of the Convertible Preferred Stock.

COMPREHENSIVE INCOME
The Company's comprehensive income is comprised of net earnings, foreign currency translation adjustments and the change in the net unrealized gain or loss on available-for-sale marketable securities. Included in stockholders' equity at April 30, 2000 and 1999, the net unrealized holding gain on available-for-sale securities was $2,574 and $2,768, respectively, and the foreign currency translation adjustment was $(28,815) and $(26,168), respectively.

Year Ended April 30                                                                2000            1999            1998
-----------------------------------------------------------------------------------------------------------------------
Net earnings                                                                  $ 251,895       $ 215,366       $ 392,130
Unrealized gains on securities (less applicable taxes (benefit)
   of ($124), $1,619 and ($736)):
        Unrealized holding gains (losses) arising during period
           (less applicable taxes (benefit) of $4,426, $3,186 and ($82))          6,953           5,199            (134)
        Less: Reclassification adjustment for gains included in
           earnings (less applicable taxes of $4,550, $1,567 and $654)           (7,147)         (2,557)         (1,066)
Foreign currency translation adjustments                                         (2,647)         (1,525)         (5,290)
                                                                              -----------------------------------------
Comprehensive income                                                          $ 249,054       $ 216,483       $ 385,640
                                                                              =========================================

STOCK OPTION PLANS
The Company has three stock option plans: the 1993 Long-Term Executive Compensation Plan, the 1989 Stock Option Plan for Outside Directors and a plan for eligible seasonal employees. The 1993 plan was approved by the shareholders in September 1993 to replace the 1984 Long-Term Executive Compensation Plan, which terminated at that time except with respect to outstanding awards thereunder. Under the 1993 and 1989 plans, options may be granted to selected employees and outside directors to purchase the Company's Common Stock for periods not exceeding 10 years at a price that is not less than 100% of fair market value on the date of the grant. The options are exercisable either starting one year after the date of the grant, on a cumulative basis at the annual rate of 33 1/3% of the total number of option shares or starting three years after the date of the grant on a cumulative basis at the rate of 40%, 30%, and 30% over the following three years.
     The 1999 Stock Option Plan for Seasonal Employees was approved by the shareholders in September 1999 to replace the previous plan for seasonal employees which had expired in December 1998, except for options outstanding thereunder. These plans provided for the grant of options on June 30, 1999, 1998 and 1997 at the market price on the date of the grant. The options are exercisable during September through November in each of the two years following the calendar year of the grant.
     Changes during the years ended April 30, 2000, 1999 and 1998 under these plans were as follows:

                                                          2000                       1999                          1998
----------------------------------------------------------------------------------------------------------------------------------
                                                              Weighted-                    Weighted-                     Weighted-
                                                                Average                      Average                       Average
                                                               Exercise                     Exercise                      Exercise
                                                      Shares      Price         Shares         Price          Shares         Price
                                                  --------------------------------------------------------------------------------
Options outstanding, beginning of year             5,726,494    $ 38.03      5,110,392       $ 32.71       6,217,699       $ 35.78
Options granted                                    5,059,802      50.16      4,127,742         42.20       3,784,925         32.28
Options exercised                                 (1,032,251)     36.12     (2,196,673)        32.67      (1,608,233)        33.63
Options which expired                             (1,313,431)     46.50     (1,314,967)        39.40      (3,283,999)        37.58
Options outstanding, end of year                   8,440,614      44.22      5,726,494         38.03       5,110,392         32.71

Shares exercisable, end of year                    5,206,457      42.70      3,505,737         37.62       3,428,615         32.87

Shares reserved for future grants, end of year    11,037,281                 2,966,135                    13,159,852
                                                  --------------------------------------------------------------------------------

     A summary of stock options outstanding and exercisable at April 30, 2000 follows:

--------------------------------------------------------------------------------------------------------------------------------
                                                            Outstanding                                     Exercisable
                                        ---------------------------------------------------       ------------------------------
                                             Number     Weighted-Average          Weighted-            Number          Weighted-
                                        Outstanding            Remaining            Average       Exercisable            Average
Range of Exercise Prices                at April 30     Contractual Life     Exercise Price       at April 30     Exercise Price
--------------------------------------------------------------------------------------------------------------------------------
$13.2813 - 21.25                             15,900               1 year            $ 21.25            15,900            $ 21.25
$27.50 - 33.75                            1,271,038              7 years              31.26           983,649              30.97
$34.00 - 43.8125                          3,299,765              5 years              41.72         2,179,932              41.47
$44.00 - 52.00                            3,217,611              5 years              49.76         2,026,976              49.89
$55.0625 - 55.625                           636,300             10 years              55.62              -                   -
                                        ----------------------------------------------------------------------------------------
                                          8,440,614                                                 5,206,457
                                        ========================================================================================

     The Company applies APB 25 in accounting for its stock option plans, under which no compensation cost has been recognized for stock option awards. Had compensation cost for the stock option plans been determined in accordance with the fair value accounting method prescribed under SFAS 123, the Company's net earnings and net earnings per share on a pro forma basis would have been as follows:

Year Ended April 30                                                                    2000              1999               1998
--------------------------------------------------------------------------------------------------------------------------------
Net earnings:
        As reported                                                               $ 251,895         $ 215,366          $ 392,130
        Pro forma                                                                   237,544           202,421            379,985
Basic net earnings per share:
        As reported                                                                  $ 2.57            $ 2.16             $ 3.74
        Pro forma                                                                      2.42              2.03               3.62
Diluted net earnings per share:
        As reported                                                                  $ 2.55            $ 2.14             $ 3.65
        Pro forma                                                                      2.41              2.01               3.55
                                                                                  ----------------------------------------------

     For the purposes of computing the pro forma effects of stock option grants under the fair value accounting method, the fair value of each stock option grant was estimated on the date of the grant using the Black-Scholes option pricing model. The weighted-average fair value of stock options granted during 2000, 1999 and 1998 was $9.09, $5.84 and $5.91, respectively. The following weighted-average assumptions were used for grants during the following periods:

Year Ended April 30                                                                    2000              1999               1998
--------------------------------------------------------------------------------------------------------------------------------
Risk-free interest rate                                                               5.75%             5.41%              6.21%
Expected life                                                                       3 years           3 years            3 years
Expected volatility                                                                  30.67%            21.86%             31.99%
Dividend yield                                                                        2.20%             2.36%              2.48%
                                                                                  ----------------------------------------------

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

OTHER EXPENSES
Included in other expenses are the following:

Year Ended April 30                                   2000               1999              1998
-----------------------------------------------------------------------------------------------
Legal and professional                           $  47,934          $  13,164         $   5,890
Refund anticipation loan servicing fees             28,820             15,028             7,889
Travel and entertainment                            26,695             15,094            11,548
Purchased services                                  25,245             18,653            10,460
Taxes and licenses                                  17,469             14,531            11,392
Loan servicing                                      15,821             11,158             5,851
Brokerage commissions and trading fees              15,639              3,137                39
                                                 ----------------------------------------------

TAXES ON EARNINGS
The components of earnings from continuing operations before income taxes upon which Federal and foreign income taxes have been provided are as follows:

Year Ended April 30                                   2000               1999              1998
-----------------------------------------------------------------------------------------------
United States                                    $ 408,024          $ 381,443         $ 285,100
Foreign                                              4,242              2,098            11,333
                                                 ----------------------------------------------
                                                 $ 412,266          $ 383,541         $ 296,433
                                                 ==============================================

     Deferred income tax provisions (benefits) reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The current and deferred components of taxes on earnings from continuing operations are comprised of the following:

Year Ended April 30                                                  2000             1999             1998
-----------------------------------------------------------------------------------------------------------
Current:
        Federal                                                 $ 152,570        $ 123,035        $ 107,595
        State                                                      21,492           16,128           14,402
        Foreign                                                     2,888            1,553            5,483
                                                                -------------------------------------------
                                                                  176,950          140,716          127,480
                                                                -------------------------------------------
Deferred:
        Federal                                                   (13,447)           5,114          (12,047)
        State                                                      (1,894)             670           (1,613)
        Foreign                                                    (1,238)            (754)          (1,175)
                                                                -------------------------------------------
                                                                  (16,579)           5,030          (14,835)
                                                                -------------------------------------------
                                                                $ 160,371        $ 145,746        $ 112,645
                                                                ===========================================

     Provision is not made for possible income taxes payable upon distribution of unremitted earnings of foreign subsidiaries. Such unremitted earnings aggregated $61,202 at December 31, 1999. Management believes the cost to repatriate these earnings would not be material.
     The following table reconciles the U.S. Federal income tax rate to the Company's effective tax rate:

Year Ended April 30                                                  2000             1999             1998
-----------------------------------------------------------------------------------------------------------
Statutory rate                                                      35.0%            35.0%            35.0%
                                                                -------------------------------------------
Increases (reductions) in income taxes resulting from:
        State income taxes, net of Federal income tax benefit        3.1%             2.9%             2.8%
        Foreign income taxes, net of Federal income tax benefit      0.1%             0.2%              .5%
        Amortization of intangibles                                  2.6%             0.3%             0.4%
        Nontaxable Federal income                                   (0.3%)           (0.7%)           (0.1%)
        Other                                                       (1.6%)            0.3%            (0.6%)
                                                                -------------------------------------------
Effective rate                                                      38.9%            38.0%            38.0%
                                                                ===========================================

     A summary of deferred taxes follows:

April 30                                                         2000                1999
-----------------------------------------------------------------------------------------
Gross deferred tax assets:
     Accrued expenses                                     $   (17,729)        $   (17,999)
     Allowance for credit losses                               (8,800)            (12,144)
     Mark-to-market adjustments                                  -                 (2,909)
                                                          -------------------------------
       Current                                                (26,529)            (33,052)
                                                          -------------------------------

     Deferred compensation                                    (18,509)            (14,577)
     Depreciation                                             (12,879)             (5,222)
     Residual interest income                                  (6,809)               -
                                                          -------------------------------
       Noncurrent                                             (38,197)            (19,799)
                                                          -------------------------------

Gross deferred tax liabilities:
     Mark-to-market adjustments                                 6,572                -
     Accrued income                                               198                 630
                                                          -------------------------------
       Current                                                  6,770                 630
                                                          -------------------------------

     Mortgage servicing rights                                 12,608               4,910
     Depreciation                                               1,329                 597
     Deferred gain on sale of residual interests                 -                 12,103
     Residual interest income                                    -                  6,359
                                                          -------------------------------
      Noncurrent                                               13,937              23,969
                                                          -------------------------------
Net deferred tax assets                                   $   (44,019)        $   (28,252)
                                                          ===============================

ACQUISITIONS
On December 1, 1999, the Company completed the purchase of all the issued and outstanding shares of capital stock of OLDE for $850,000 in cash plus net tangible book value payments of $48,472. The purchase agreement also provides for possible future consideration payable for up to five years after the acquisition based upon revenues generated from certain online brokerage services. The transaction was accounted for as a purchase and, accordingly, OLDE's results are included since the date of acquisition. Liabilities assumed of $1,774,156 were treated as a noncash investing activity in the consolidated statement of cash flows for the year ended April 30, 2000. The excess of cost over fair value of net tangible assets acquired was $471,133 at April 30, 2000. Such is being amortized on a straight-line basis over periods up to 20 years. The acquisition was initially financed with short-term borrowings and a portion of these borrowings were repaid with the issuance of $500,000 in Senior Notes in the fourth quarter of fiscal 2000.
     The following unaudited pro forma summary combines the consolidated results of operations of the Company and OLDE as if the acquisition had occurred on May 1, 1999 and 1998, after giving effect to certain adjustments, including amortization of intangible assets, increased interest expense on the acquisition debt and the related income tax effects. The pro forma information is presented for informational purposes only and is not necessarily indicative of what would have occurred if the acquisition had been made as of those dates. In addition, the pro forma information is not intended to be a projection of future results.

Year Ended April 30 (unaudited)                                  2000                1999
-----------------------------------------------------------------------------------------
Revenues                                                  $ 2,678,022         $ 2,007,422
Net earnings                                                  218,275             172,566
Basic net earnings per share                                   $ 2.23              $ 1.73
Diluted net earnings per share                                   2.21                1.71
                                                          -------------------------------

     On August 2, 1999, the Company, through a subsidiary, RSM McGladrey, Inc. ("RSM McGladrey"), completed the purchase of substantially all of the non-attest assets of McGladrey & Pullen, LLP. The purchase price was $240,000 in cash payments over four years and the assumption of certain pension liabilities with a present value, at the date of acquisition, of $52,728. The purchase agreement also provides for possible future contingent consideration based on a calculation of earnings in year two, three and four after the acquisition and such consideration will be treated as purchase price when paid. In addition, the Company made cash payments of $65,453 for outstanding accounts receivable and work-in-process that have been repaid to the Company as RSM McGladrey collected these amounts in the ordinary course of business. The acquisition was accounted for as a purchase, and accordingly, RSM McGladrey's results are included since the date of acquisition. The present value of the additional cash payments due over four years, the present value of the pension liability and other liabilities assumed of $206,784, were treated as noncash investing activities in the consolidated statement of cash flows for the year ended April 30, 2000. The excess of cost over the fair value of net tangible assets acquired was $242,266 and is being amortized on a straight-line basis over periods up to 20 years.
     During fiscal year 2000, the Company acquired several accounting firms. The purchase prices aggregated $18,494. Each acquisition was accounted for as a purchase and, accordingly, results for each acquisition are included since the date of acquisition. The excess of cost over fair value of net tangible assets acquired was $17,914 and is being amortized on a straight-line basis over periods up to 20 years.
     On October 7, 1999, the Company acquired one of its major tax franchises. The Company issued 475,443 shares of its common stock from treasury, with a value of $21,000, for the purchase. The acquisition was accounted for as a purchase and, accordingly, its results are included since the date of acquisition. The issuance of Common Stock was treated as a noncash investing activity in the consolidated statement of cash flows for the year ended April 30, 2000. The excess of cost over fair value of net tangible assets acquired was $34,919 and is being amortized on a straight-line basis over 15 years.
     During fiscal year 1999, the Company acquired six regional accounting firms and several smaller market firms. The purchase prices aggregated $102,285. Each acquisition was accounted for as a purchase and, accordingly, results for each acquisition are included since the date of acquisition. The excess of cost over fair value of net tangible assets acquired was $98,012 and is being amortized on a straight-line basis over periods up to 20 years.
     On March 5, 1999, the Company acquired Assurance Mortgage Corporation of America (now H&R Block Mortgage Corporation), a company engaged in the origination and sale of conventional mortgage loans. The Company issued 268,325 shares of its Common Stock from treasury, with a value of $11,860, for the purchase. The acquisition was accounted for as a purchase and, accordingly, its results are included since the date of acquisition. The issuance of Common Stock was treated as a noncash investing activity in the consolidated statement of cash flows for the year ended April 30, 1999. The excess of cost over fair value of net tangible assets acquired was $21,710 and is being amortized on a straight-line basis over 15 years.
     On June 17, 1997, the Company acquired Option One, a company primarily engaged in the origination, purchase, servicing, securitization and sale of nonconforming mortgage loans. The cash purchase price was $218,083, consisting of $28,083 in adjusted stockholder's equity and a premium of $190,000. In addition, the Company made cash payments of $456,163 to Option One's former parent to eliminate intercompany loans made to Option One to finance its mortgage loan operations. The $456,163 payment was recorded as an intercompany loan and was repaid to the Company by the end of June 1997 after Option One sold the mortgage loans to a third party in the ordinary course of business. The acquisition was accounted for as a purchase and, accordingly, Option One's results are included since the date of acquisition. The fair value of tangible assets acquired, including cash, and liabilities assumed was $683,777 and $463,877, respectively. Liabilities assumed were treated as a noncash investing activity in the consolidated statement of cash flows for the year ended April 30, 1998. The excess of cost over fair value of net tangible assets acquired was $183,077 and is being amortized on a straight-line basis over 15 years. The acquisition was ultimately financed with the issuance of $250,000 in Senior Notes during the second quarter of fiscal 1998.
     During fiscal 2000, 1999 and 1998, the Company made other acquisitions which were accounted for as purchases. Their operations, which are not material, are included in the consolidated statements of earnings since the date of acquisition.

SALE OF SUBSIDIARIES
In March 2000, the Company sold certain assets related to its mortgage operations. The Company recorded a pretax loss of $14,501 on the transaction, included in other expenses on the consolidated statements of earnings.
     On January 29, 1999, the Company completed the sale of its credit card portfolio. The Company recorded a $20,939 loss, net of taxes, on the transaction. The consolidated statements of earnings reflect the Company's Credit card operations segment as discontinued operations.

      On January 31, 1998, the Company completed the sale of its 80.1% interest in CompuServe to a subsidiary of WorldCom, Inc. ("WorldCom"). The Company recorded a $231,867 gain, net of taxes, on the transaction. The sale was structured as a stock-for-stock transaction in which the Company received 30,108,610 shares of WorldCom stock in exchange for its 80.1% ownership interest (74,200,000 shares) in CompuServe stock. The Company completed the transaction through its receipt of $1,032,699 in net proceeds from the monetization of 100% of its WorldCom stock in a block trade on February 2, 1998. As a part of the CompuServe transaction, the Company has agreed to indemnify WorldCom and CompuServe against 80.1% of any losses and expenses incurred by them with respect to litigation and claims brought against CompuServe, any of its current or former officers, directors, employees, agents or underwriters relating to CompuServe's initial public offering in April 1996. The shares of WorldCom stock received in the stock-for-stock transaction were treated as a noncash investing activity in the consolidated statement of cash flows for the year ended April 30, 1998. The consolidated financial statements for the year ended April 30, 1998 reflect CompuServe as discontinued operations.
      Revenues from discontinued operations for the years ended April 30, 1999, and 1998 were $24,143 and $665,649, respectively.

COMMITMENTS AND CONTINGENCIES
Substantially all of the operations of the Company's subsidiaries are conducted in leased premises. Most of the operating leases are for a one-year period with renewal options of one to three years and provide for fixed monthly rentals. Lease commitments at April 30, 2000, for fiscal 2001, 2002, 2003, 2004 and 2005 aggregated $141,385, $106,383, $70,728, $34,627 and $12,805, respectively, with no significant commitments extending beyond that period of time. The Company's rent expense for the years 2000, 1999 and 1998 aggregated $135,823, $99,654 and $84,743, respectively.
      Prior to March 31, 1999, the Company was obligated to purchase 60% of the mortgage loan volume which met certain criteria as established by the Company from a 40%-owned affiliate. The Company obtained majority ownership of this affiliate on March 31, 1999. From May 1, 1998 to March 31, 1999 the Company had purchased $312,173 of such loans.
      The Company has commitments to fund mortgage loans to customers as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. The commitments to fund loans amounted to $546,473 and $416,323 at April 30, 2000 and 1999, respectively. External market forces impact the probability of commitments being exercised, and therefore, total commitments outstanding do not necessarily represent future cash requirements.
      At April 30, 2000, the Company maintained a $1,890,000 backup credit facility to support various financial activities conducted by its subsidiaries through a commercial paper program. The annual commitment fee required to support the availability of this facility is nine and one-half basis points per annum on the unused portion of the facility. Among other provisions, the credit agreement limits the Company's indebtedness.
      The Company is responsible for servicing mortgage loans for others of $8,733,158, subservicing loans of $2,569,332, and the master servicing of $757,034 previously securitized mortgage loans held in trust at April 30, 2000. Fiduciary bank accounts that are maintained on behalf of investors and for impounded collections were $197,191 at April 30, 2000. These bank accounts are not assets of the Company and are not reflected in the accompanying consolidated financial statements.
      As of April 30, 2000, the Company had provided clearing organizations with bank letters of credit totaling $131,000 that satisfied margin deposit requirements of $123,500. These letters of credit are collateralized by customers' margin securities.
      The Company is required, in the event of non-delivery of customers' securities owed to it by other broker-dealers or by its customers, to purchase identical securities in the open market. Such purchases could result in losses not reflected in the accompanying consolidated financial statements.
      The Company monitors the credit standing of brokers and dealers and customers with whom it does business. In addition, the Company monitors the market value of collateral held and the market value of securities receivable from others, and seeks to obtain additional collateral if insufficient protection against loss exists.
      The Company has commitments to fund certain attest entities, that are not consolidated, related to accounting firms it has acquired. The Company is also committed to loan up to $40,000 to McGladrey & Pullen, LLP on a revolving basis through July 31, 2004, subject to certain termination clauses. This revolving facility bears interest at prime rate plus four and one-half percent on the outstanding amount and a commitment fee of one-half percent per annum on the unused portion of the commitment.
      At April 30, 2000 the Company has provided for the pending settlement of class action lawsuits involving refund anticipation loans. The Company has not had any final judgments rendered against it in any of the suits filed on this issue and, in the settlement agreement, the Company admits to no wrongdoing.

      In the regular course of business, the Company is subject to routine examinations by Federal, State and local taxing authorities. In management's opinion, the disposition of matters raised by such taxing authorities, if any, in such tax examinations would not have a material adverse impact on the Company's consolidated financial position or results of operations.
      CompuServe, certain current and former officers and directors of CompuServe and the Company have been named as defendants in six lawsuits pending before the state and Federal courts in Columbus, Ohio. All suits allege similar violations of the Securities Act of 1933 based on assertions of omissions and misstatements of fact in connection with CompuServe's public filings related to its initial public offering in April 1996. One state lawsuit also alleges certain oral omissions and misstatements in connection with such offering. Relief sought in the lawsuits is unspecified, but includes pleas for rescission and damages. One Federal lawsuit names the lead underwriters of CompuServe's initial public offering as additional defendants and as representatives of a defendant class consisting of all underwriters who participated in such offering. The Federal suits were consolidated, the defendants filed a motion to dismiss the consolidated suits, the district court stayed all proceedings pending the outcome of the state court suits, and the United States Court of Appeals for the Sixth Circuit affirmed such stay. The four state court lawsuits also allege violations of various state statutes and common law of negligent misrepresentation in addition to the 1933 Act claims. The state lawsuits were consolidated for discovery purposes and defendants filed a motion for summary judgment covering all four state lawsuits. As a part of the sale of its interest in CompuServe, the Company agreed to indemnify WorldCom and CompuServe against 80.1% of any losses and expenses incurred by them with respect to these lawsuits. The defendants are vigorously defending these lawsuits. In the opinion of management, the ultimate resolution of these suits will not have a material adverse impact on the Company's consolidated financial position or results of operations.

FINANCIAL INSTRUMENTS
The Company sells short FNMA mortgage-backed securities to certain broker-dealer counterparties. The position on certain or all of the fixed rate mortgages is closed, on standard Public Securities Association ("PSA") settlement dates, when the Company enters into a forward commitment to sell those mortgages or decides to securitize the mortgages. The effectiveness of the hedge is measured by a historical and probable future high correlation of changes in the fair value of the hedging instruments with changes in the value of the hedged item. If correlation ceases to exist, hedge accounting is terminated and the gains or losses are recorded in revenues. Deferred gains on the FNMA securities hedging instrument amounted to $135 at April 30, 2000. The contract value and market value of this hedging instrument as of April 30, 2000 were $18,706 and $18,584, respectively. The contract value and market value of the forward commitment as of April 30, 2000 were $200,000 and $199,863, respectively.
      The Company purchases these instruments from certain broker-dealer counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.
      The Company is exposed to on-balance sheet credit risk related to its receivables. Mortgage loans made to subprime borrowers present a higher level of risk of default than conforming loans. These loans also involve additional liquidity risk due to a more limited secondary market than conforming loans. While the Company believes that the underwriting procedures and appraisal processes it employs enable it to mitigate these risks, no assurance can be given that such procedures or processes will be adequate protection against these risks. The Company is exposed to off-balance sheet credit risk related to mortgage loan receivables which the Company has committed to fund.

QUARTERLY FINANCIAL DATA (UNAUDITED)


                                          Fiscal 2000 Quarter Ended                           Fiscal 1999 Quarter Ended
----------------------------------------------------------------------------------------------------------------------------------
                                         April 30,   Jan. 31,   Oct. 31,   July 31,    April 30,   Jan. 31,   Oct. 31,    July 31,
                                             2000       2000        1999       1999         1999       1999       1998        1998
                                      --------------------------------------------------------------------------------------------
Revenues                              $ 1,607,930  $ 512,507   $ 209,946  $ 121,560  $ 1,196,997  $ 291,482   $  85,613   $ 70,573
                                      --------------------------------------------------------------------------------------------
Continuing operations:
        Earnings (loss) before
         income taxes (benefits)      $   557,743  $ (13,523)  $ (72,157) $ (59,797) $   481,153  $  (4,588)  $ (50,249)  $(42,775)
        Taxes (benefits) on earnings      216,962     (6,448)    (27,420)   (22,723)     182,818     (1,743)    (19,094)   (16,235)
                                      --------------------------------------------------------------------------------------------
        Net earnings (loss)               340,781     (7,075)    (44,737)   (37,074)     298,335     (2,845)    (31,155)   (26,540)
Net loss from discontinued
  operations                                 -          -           -          -            -          (273)        (18)    (1,199)
Net loss on sale of
  discontinued operations                    -          -           -          -            (961)   (19,978)       -          -
                                      --------------------------------------------------------------------------------------------
Net earnings (loss)                   $   340,781  $  (7,075)  $ (44,737) $ (37,074) $   297,374  $ (23,096)  $ (31,173)  $(27,739)
                                      ============================================================================================

Basic net earnings per share:
        Net earnings (loss) from
          continuing operations             $3.47      $(.07)      $(.46)     $(.38)       $3.06      $(.03)      $(.31)     $(.25)
                                      ============================================================================================
        Net earnings (loss)                 $3.47      $(.07)      $(.46)     $(.38)       $3.05      $(.24)      $(.31)     $(.26)
                                      ============================================================================================

Diluted net earnings per share:
        Net earnings (loss) from
          continuing operations             $3.45      $(.07)      $(.46)     $(.38)       $3.03      $(.03)      $(.31)     $(.25)
                                      ============================================================================================
        Net earnings (loss)                 $3.45      $(.07)      $(.46)     $(.38)       $3.02      $(.24)      $(.31)     $(.26)
                                      ============================================================================================


      The accumulation of four quarters in fiscal 2000 and 1999 for net earnings per share does not equal the related per share amounts for the years ended April 30, 2000 and 1999 due to the repurchase of treasury shares, the timing of the exercise of stock options, and the antidilutive effect of stock options in the first three quarters.

SUMMARIZED FINANCIAL INFORMATION
Summarized financial information for Block Financial Corporation, an indirect, wholly owned subsidiary of the Company, is presented below.



April 30                                                      2000          1999
--------------------------------------------------------------------------------
Condensed balance sheets:
        Cash and cash equivalents                      $   256,823   $    16,026
        Finance receivables, net                         3,054,792       658,882
        Other assets                                     1,247,710       448,010
                                                       -------------------------
          Total assets                                 $ 4,559,325   $ 1,122,918
                                                       =========================
        Notes payable                                  $   283,797   $    71,939
        Long-term debt                                     745,600       249,725
        Other liabilities                                3,304,740       636,330
        Stockholder's equity                               225,188       164,924
                                                       -------------------------
          Total liabilities and stockholder's equity   $ 4,559,325   $ 1,122,918
                                                       =========================



Year Ended April 30                             2000        1999          1998
------------------------------------------------------------------------------
Condensed statements of operations:

    Revenues                               $ 761,908    $ 386,938    $ 209,334
    Earnings from operations                 111,098       69,419       28,447
    Earnings before income taxes             111,211       65,642       28,401
    Net earnings                              58,717       19,280       13,719
                                           -----------------------------------


SEGMENT INFORMATION
The principal business activity of the Company's operating subsidiaries is providing tax and financial services to the general public. Management has determined the reportable segments identified below according to differences in types of services, geographic locations, and how operational decisions are made. In the second quarter of fiscal 2000, management redefined its Mortgage operations segment to reflect the change in how the business is analyzed and evaluated. The redefined segment, Financial services, includes all of the previous mortgage activity along with the startup of the Company's new financial services operations and the acquisition of OLDE. Geographical information is presented within the segment data below. A majority of the foreign countries in which subsidiaries of the Company operate, which are individually immaterial, are included in International tax operations. Included below is the financial information on each segment that is used by management to evaluate the segment's results. The Company operates in the following reportable segments:
      U.S. TAX OPERATIONS: This segment is primarily engaged in providing tax return preparation, filing, and related services to the general public in the United States. Tax-related service revenue includes fees from company-owned tax offices and royalties from franchised offices. This segment also purchases participation interests in refund anticipation loans made by a third-party lending institution which are offered to tax clients, provides tax preparation and other personal productivity software to the general public and provides online tax preparation and other services to the general public through the hrblock.com website. Revenues of this segment are seasonal in nature.
      INTERNATIONAL TAX OPERATIONS: This segment is primarily engaged in providing tax return preparation, filing, and related services to the general public in Canada, Australia and the United Kingdom. In addition, International tax operations has franchise offices in 10 countries. Tax-related service revenue includes fees from company-owned tax offices and royalties from franchised offices. Revenues of this segment are seasonal in nature.
      FINANCIAL SERVICES: This segment is primarily engaged in the origination, purchase, servicing, securitization and sale of nonconforming and conforming mortgage loans, as well as offering full service investment opportunities to the general public in the United States. Mortgage origination services are offered through a network of mortgage brokers in 48 states, through 18 H&R Block Financial Centers and through H&R Block Mortgage Corporation retail offices in 48 states. Financial planning and investment advice are offered through 93 H&R Block Financial Centers and 105 OLDE offices, and stocks, bonds, mutual funds and other products and securities are offered through a nationwide network of approximately 1,700 registered representatives.
      BUSINESS SERVICES: This segment is primarily engaged in providing accounting, tax and consulting services to business clients and tax, estate planning and financial planning services to individuals. This segment offers services through 100 offices located throughout the United States. Revenues of this segment are seasonal in nature.
      IDENTIFIABLE ASSETS: Identifiable assets are those assets, including the excess of cost over fair value of net tangible assets acquired, associated with each reportable segment. The remaining assets are classified as corporate assets and consist primarily of cash, marketable securities and corporate equipment.

      Information concerning the Company's operations by reportable segment as of and for the years ended April 30, 2000, 1999 and 1998 is as follows:

                                                                 2000           1999           1998
---------------------------------------------------------------------------------------------------
REVENUES:
   U.S. tax operations                                    $ 1,431,085    $ 1,258,269    $ 1,047,324
   International tax operations                                81,518         74,714         81,754
   Financial services                                         623,805        259,933        135,788
   Business services                                          310,867         47,341           -
   Unallocated corporate                                        4,668          4,408          5,115
                                                          -----------------------------------------
Total Revenues                                            $ 2,451,943    $ 1,644,665    $ 1,269,981
                                                          =========================================

EARNINGS FROM CONTINUING OPERATIONS:
   U.S. tax operations                                    $   319,992    $   314,113    $   252,247
   International tax operations                                 4,869          2,514         11,922
   Financial services                                         129,800         61,126         29,195
   Business services                                           17,111          7,121           -
   Unallocated corporate                                      (20,949)       (20,729)       (14,769)
   Interest expense on acquisition debt                       (56,118)       (17,757)       (13,731)
                                                          -----------------------------------------
                                                              394,705        346,388        264,864
   Investment income, net                                       8,313         32,234         25,597
   Intercompany interest                                        9,248          4,919          5,972
                                                          -----------------------------------------
Earnings from continuing operations before income taxes   $   412,266    $   383,541    $   296,433
                                                          =========================================

DEPRECIATION AND AMORTIZATION:
   U.S. tax operations                                    $    66,523    $    49,380    $    37,313
   International tax operations                                 5,494          5,741          4,541
   Financial services                                          45,974         15,968         12,694
   Business services                                           29,060          3,340           -
   Unallocated corporate                                          167            176            424
                                                          -----------------------------------------
Total depreciation and amortization                       $   147,218    $    74,605    $    54,972
                                                          =========================================

IDENTIFIABLE ASSETS:
   U.S. tax operations                                    $   348,726    $   268,650    $   200,243
   International tax operations                                59,725         55,684         48,362
   Financial services                                       4,350,387      1,038,909        829,454
   Business services                                          517,134        146,252           -
   Unallocated corporate                                      423,378        400,681      1,623,612
   Discontinued credit card operations                           -              -           202,412
                                                          -----------------------------------------
Total assets                                              $ 5,699,350    $ 1,910,176    $ 2,904,083
                                                          =========================================

CAPITAL EXPENDITURES:
   U.S. tax operations                                    $    85,999    $    63,354    $    36,495
   International tax operations                                 3,281          7,709          7,013
   Financial services                                          23,351          8,089          4,747
   Business services                                            4,046          1,137           -
   Unallocated corporate                                          212             80          1,502
                                                          -----------------------------------------
Total capital expenditures                                $   116,889    $    80,369    $    49,757
                                                          =========================================


MANAGEMENT'S REPORT &
REPORT OF INDEPENDENT ACCOUNTANTS

MANAGEMENT'S REPORT
--------------------------------------------------------------------------------
The financial information in this Annual Report, including the consolidated financial statements, has been prepared by the management of H&R Block, Inc. Management believes the information presented in the Annual Report is consistent with the financial statements, the financial statements are prepared in accordance with generally accepted accounting principles, and the financial statements do not contain material misstatements due to fraud or error. Where appropriate, the financial statements reflect management's best estimates and judgments.
     Management also is responsible for maintaining a system of internal accounting controls with the objectives of providing reasonable assurance that the Company's assets are safeguarded against material loss from unauthorized use or disposition, and that authorized transactions are properly recorded to permit the preparation of accurate financial data. However, limitations exist in any system of internal controls based on a recognition that the cost of the system should not exceed its benefits. The Company believes its system of accounting controls, of which its internal auditing function is an integral part, accomplishes the stated objectives.
     PricewaterhouseCoopers LLP, independent accountants, audited H&R Block's 2000 and 1999 consolidated financial statements and issued opinions thereon. Their audits were made in accordance with generally accepted auditing standards and included an objective, independent review of the system of internal controls to the extent necessary to express an opinion on the financial statements.
     The Audit Committee of the Board of Directors, composed of outside directors, meets periodically with management, the independent accountants and the internal auditor to review matters relating to the Company's annual financial statements, internal audit activities, internal accounting controls and non-audit services provided by the independent accountants. The independent accountants and the internal auditor have full access to the Audit Committee and meet with it, both with and without management present, to discuss the scope and results of their audits including internal controls, audit and financial matters.

/s/ Frank L. Salizzoni
Frank L. Salizzoni
Chief Executive Officer

/s/ Frank J. Cotroneo
Frank J. Cotroneo
Senior Vice President and Chief Financial Officer



REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------
Board of Directors and Shareholders
H&R Block, Inc.

     In our opinion, the accompanying consolidated balance sheets as of April 30, 2000 and 1999 and the related consolidated statements of earnings, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of H&R Block, Inc. and its subsidiaries (the "Company") at April 30, 2000 and 1999, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. The financial statements of the Company for the year ended April 30, 1998 were audited by other independent accountants whose report dated June 16, 1998 and July 12, 1999 (as to the effects of the discontinued credit card operations described in the note on the sale of subsidiaries) expressed an unqualified opinion on those statements.



/s/ PricewaterhouseCoopers LLP
Kansas City, Missouri
June 20, 2000

INDEPENDENT AUDITORS' REPORT


Board of Directors and Shareholders
H&R Block, Inc.
Kansas City, Missouri

We have audited the accompanying consolidated statements of earnings, stockholders' equity and cash flows of H&R Block, Inc. and subsidiaries for the year ended April 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of H&R Block, Inc., and subsidiaries for the year ended April 30, 1998, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP


Kansas City, Missouri
June 16, 1998
(July 12, 1999 as to the effects of the discontinued credit card operations described in the note on the sale of subsidiaries)

COMMON STOCK DATA

                                     Stock Price             Cash Dividend
                              ------------------------       --------------
                                High           Low           Paid per Share
---------------------------------------------------------------------------
1999 FISCAL YEAR:
    Quarter ended 7/31/98     45 5/8           41 5/16            .20
    Quarter ended 10/31/98    47 1/8           35 5/16            .25
    Quarter ended 1/31/99     48 1/4           40 3/8             .25
    Quarter ended 4/30/99     51 3/4           40 1/4             .25
2000 FISCAL YEAR:
    Quarter ended 7/31/99     58 7/8           45 1/2             .25
    Quarter ended 10/31/99    59 1/2           38                 .275
    Quarter ended 1/31/00     49 1/2           39 7/8             .275
    Quarter ended 4/30/00     49 1/2           39 1/2             .275
                              ---------------------------------------------

Traded on the New York Stock Exchange; Ticker Symbol: HRB



Selected Financial Data
Amounts in thousands, except per share amounts and number of shareholders


Year ended April 30                                      2000             1999             1998             1997            1996
--------------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR:
Total revenues                                    $ 2,451,943      $ 1,644,665      $ 1,269,981      $ 1,066,410     $   846,987
Net earnings from continuing operations           $   251,895      $   237,795      $   183,788      $   148,132     $   126,669
Net earnings                                      $   251,895      $   215,366      $   392,130      $    47,755     $   177,168

AT YEAR END:
Total assets                                      $ 5,699,350      $ 1,910,176      $ 2,904,083      $ 1,707,058     $ 1,755,891
Cash, cash equivalents and marketable securities  $   618,665      $   420,649      $ 1,590,192      $   539,107     $   745,693
Long-term debt                                    $   872,395      $   249,725      $   249,675             -               -
Stockholders' equity                              $ 1,218,589      $ 1,061,987      $ 1,341,632      $   999,097     $ 1,039,593
Shares outstanding                                     98,035           97,629          106,981          104,067         103,417
Number of shareholders                                 33,557           34,624           31,177           33,517          35,634

MEASUREMENTS:
Per basic share of common stock:
     Net earnings from continuing operations          $  2.57          $  2.38          $  1.75          $  1.42         $  1.22
     Net earnings                                     $  2.57          $  2.16          $  3.74          $   .46         $  1.70
Per diluted share of common stock:
     Net earnings from continuing operations          $  2.55          $  2.36          $  1.71          $  1.40         $  1.19
     Net earnings                                     $  2.55          $  2.14          $  3.65          $   .45         $  1.67
Other per share data:
     Cash dividends declared                          $  1.07 1/2      $   .95          $   .80          $  1.04         $  1.27 1/4
     Net tangible book value                          $  1.26          $  6.72          $  9.84          $  8.88         $  9.46
Return on total revenues                                10.3%            14.5%            14.5%            13.9%           15.0%
Return on beginning stockholders' equity                23.7%            16.1%            39.2%             4.6%           25.8%
                                                  ------------------------------------------------------------------------------