Form 10-K405, Exhibit 13
period 2001-04-30
H&R BLOCK INC
filed 2001-07-30
CIK 12659

                                                                      EXHIBIT 13
MANAGEMENT'S DISCUSSION AND ANALYSIS

                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

GENERAL
OVERVIEW OF REPORTABLE OPERATING SEGMENTS
The principal business activity of the Company's operating subsidiaries is providing tax and financial services to the general public. The Company operates in the following reportable segments:
     U.S. tax operations: This segment primarily consists of the Company's traditional tax business - which served 16.9 million taxpayers in fiscal year 2001, more than any other company. This segment is primarily engaged in providing tax return preparation, filing, and related services in the United States. Tax-related service revenues include fees from company-owned tax offices and royalties from franchised offices. This segment also participates in the refund anticipation loan products offered by a third-party lending institution to tax clients. This segment includes the Company's tax preparation software - Kiplinger TaxCut(R) from H&R Block, other personal productivity software, online tax preparation through a tax preparer (whereby the client fills out an online tax organizer and sends it to a tax preparer for preparation), online do-it-yourself-tax preparation, online professional tax review and online tax advice through the hrblock.com website.
      International tax operations: This segment is primarily engaged in providing local tax return preparation, filing and related services in Canada, Australia and the United Kingdom. In addition, there are franchise offices in 9 countries that prepare U.S. tax returns for U.S. citizens living abroad. This segment served 2.3 million taxpayers in fiscal 2001. Tax-related service revenues include fees from company-owned tax offices and royalties from franchised offices.
      Mortgage operations: This segment is primarily engaged in the origination, servicing, and sale of nonconforming and conforming mortgage loans. This segment mainly offers, through a network of mortgage brokers, a flexible product line to borrowers who are creditworthy but do not meet traditional underwriting criteria. Conforming mortgage loan products, as well as the same flexible product line available through brokers, are offered through H&R Block Financial Centers and H&R Block Mortgage Corporation retail offices.
      Investment services: This segment is primarily engaged in offering full service investment advice through H&R Block Financial Advisors, Inc., a full-service discount securities broker. Financial planning and investment advice are offered through H&R Block Financial Centers, H&R Block Financial Advisors offices and tax offices, and stocks, bonds, mutual funds and other products and securities are offered through a nationwide network of registered representatives, at the same locations.
      Business services: This segment is primarily engaged in providing accounting, tax and consulting services to business clients and tax, estate planning, financial planning, wealth management and insurance services to individuals.

RESULTS OF OPERATIONS
NEW ACCOUNTING STANDARDS
In the fourth quarter of fiscal 2001, the Company elected the early adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended in June 2000 ("SFAS 133") and Statement of Financial Accounting Standards No. 138, "Accounting for Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133" ("SFAS 138"). SFAS 133 and 138 establish accounting and reporting standards for derivative and hedging activities, and requires companies to record derivative instruments as assets or liabilities, measured at fair value. The Company has identified derivative instruments related to certain of its commitments to originate residential mortgage loans.
     The Company originates residential mortgage loans with the intention of selling these loans. These commitments to fund loans are freestanding derivative instruments and do not qualify for hedge accounting treatment and, therefore, the fair value adjustments are recorded in the consolidated statement of earnings. The commitments that qualify as derivative instruments totaled $252.6 million. The transition adjustment for adoption of SFAS 133 and SFAS 138 of $4.4 million, net of taxes, is shown as the cumulative effect of a change in accounting principle in the consolidated statement of earnings for the year ended April 30, 2001.
     Currently, there are ongoing discussions surrounding the implementation of SFAS 133 by the Financial Accounting Standards Board's Derivative Implementation Group. If the definition of derivative instruments is altered, this change may impact the Company's transition amounts and subsequent reported operating results.
     In December 1999, the Securities and Exchange Commission ("SEC") issued SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to

ONE TO ONE | H&R BLOCK | 2001                                                 21
revenue recognition in financial statements. The Company implemented SAB 101 in the fourth quarter of fiscal 2001. The implementation of SAB 101 had no impact on annual revenues and earnings, however, due to the seasonal influences of the business, the implementation resulted in a shift of revenues and earnings between the Company's third and fourth quarters. As a result, the Company has adjusted its third quarter of fiscal year 2001 to lower revenues and net earnings to $656.0 million and $4.5 million, respectively, included in Quarterly Financial Data in the notes to consolidated financial statements.
     In fiscal year 2001, the Company adopted Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140"). SFAS 140 is a replacement of Statement of Financial Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125"). SFAS 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain new disclosures, but carries over most of the SFAS 125 provisions without reconsideration. The adoption of SFAS 140 had no effect on the consolidated financial statements.
     In July 2000, the Emerging Issues Task Force reached a consensus on Issue 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets ("EITF 99-20"). EITF 99-20 addresses how the holder of beneficial interests should recognize cash flows on the date of the transaction and how interest income is recognized over the life of the interests. EITF 99-20 will be effective for the Company in the first quarter of fiscal year 2002. The Company has not yet determined the effect of EITF 99-20 on the consolidated financial statements.
     All amounts in the following tables are in thousands.

FISCAL 2001 COMPARED TO FISCAL 2000


                                     Year Ended                 Variance
CONSOLIDATED H&R BLOCK, INC.          April 30             Better (worse) than
--------------------------------------------------------------------------------
                                2001           2000            $           %
                            ----------------------------------------------------
Revenues                    $ 3,001,575    $ 2,451,943     $ 549,632      22.4%
                            ----------------------------------------------------

Pretax earnings                 473,078        412,266        60,812      14.8%
Net earnings                $   281,162    $   251,895     $  29,267      11.6%
----------------------------====================================================

     Consolidated revenues for the year increased 22.4% to $3.0 billion compared to $2.5 billion in the prior year due primarily to U.S. tax operations, Mortgage operations and Investment services. The increase related to Investments services is due to the inclusion of a full twelve months of operations in fiscal 2001 compared to only five months in fiscal 2000.
     Pretax earnings of $473.1 million increased 14.8% compared to last year due to better performance within U.S. tax operations and Mortgage operations, which were partially offset by lesser performance within Investment services and higher interest expense on acquisition debt.
     Net earnings increased 11.6% to $281.2 million, or $3.04 per diluted share, from $251.9 million, or $2.55 per diluted share in fiscal 2000. The Company's fiscal 2001 results include two one-time items -- the implementation of SFAS 133, an additional $.05 per diluted share, and an accrual for settlement of litigation brought against the Company, a reduction of $.11 per diluted share. Excluding the effects of these one-time items, diluted earnings per share was $3.10, a 21.6% increase over fiscal 2000.
     The effective tax rate increased from 38.9% to 41.5% this year as a result of a full year of non-deductible intangible asset and goodwill amortization resulting from the acquisition of OLDE Financial Corporation ("OLDE"), compared with five months of amortization last year.
     The Company's performance as measured by earnings before interest (including interest expense on acquisition debt, investment income and interest allocated to operating business units), taxes, depreciation and amortization ("EBITDA") improved $189.2 million to $787.2 million compared to $598.0 million in the prior year. EBITDA is utilized by management to evaluate the performance of its operating segments because many of its segments reflect substantial amortization of acquired intangible assets and goodwill resulting from recent acquisitions. Management believes EBITDA is a good measure of cash flow generation because the Company has not historically been capital intensive and it also removes the effects of purchase accounting. The calculation may not be comparable to the calculation of EBITDA by other companies.
     In addition, the Company continues to measure its performance based on the calculation of earnings excluding the after-tax impact of amortization of acquired intangible assets and goodwill. The pretax amortization expense of acquired intangible assets and goodwill increased 57.2% in fiscal 2001 to $104.3 million from $66.3 million in fiscal 2000. Net earnings from continuing operations before change in accounting

22                                                 ONE TO ONE | H&R BLOCK | 2001
principle, excluding the after-tax impact of this expense, was $362.2 million, or $3.91 per diluted share in 2001, compared to $304.4 million, or $3.08 per diluted share in the prior year, increases of 19.0% and 26.9%, respectively.
     An analysis of operations by reportable operating segment follows.

                                              Year Ended                       Variance
U.S. TAX OPERATIONS                            April 30                   Better (worse) than
----------------------------------------------------------------------------------------------
                                        2001             2000               $              %
                                    ----------------------------------------------------------
Tax preparation and related fees    $ 1,254,494      $ 1,128,891        $ 125,603        11.1%
Royalties                               141,258          128,870           12,388         9.6%
RAL participation fees                  133,710           89,761           43,949        49.0%
Software sales                           58,676           39,546           19,130        48.4%
Other                                    65,985           44,017           21,968        49.9%
                                    ----------------------------------------------------------
    Total revenues                    1,654,123        1,431,085          223,038        15.6%
                                    ==========================================================

Compensation & benefits                 612,538          550,287          (62,251)      -11.3%
Occupancy & equipment                   187,328          180,110           (7,218)       -4.0%
Depreciation & amortization              70,383           66,522           (3,861)       -5.8%
Cost of software sales                   34,286           22,430          (11,856)      -52.9%
Bad debt expense                         55,394           32,541          (22,853)      -70.2%
Marketing & advertising                  92,012           96,922            4,910         5.1%
Other                                   168,668          162,281           (6,387)       -3.9%
                                    ----------------------------------------------------------
    Total expenses                    1,220,609        1,111,093         (109,516)       -9.9%
                                    ----------------------------------------------------------
Pretax earnings                     $   433,514      $   319,992        $ 113,522        35.5%
------------------------------------==========================================================

     Revenues increased 15.6% to $1.7 billion for the year ended April 30, 2001. The increase is primarily attributable to higher tax preparation and related fees that are primarily the result of increases in the average fees per client. The increase in the average fees per client in tax offices is due to a planned price increase, a shift in our customer mix to those with more complex returns and the reduction of price discounting at the point of sale. The average fee per client served increased 11.4% to $118.17. The number of clients served in company-owned operations increased 3.8% to 11.7 million due almost entirely to e-commerce clients. In addition, the number of tax returns filed electronically increased 8.7% in company- owned operations, resulting in the electronic filing of 84.4% of all returns processed in company-owned operations. Revenues from participations in Refund Anticipation Loans ("RALs") increased $43.9 million over the prior year. This increase is a result of both increases in the average revenue per RAL of 43.9% and the number of RALs of 2.7%. The Company participates with Household Tax Masters in offering RALs to customers through tax offices (49.9% in company-owned offices and 25% in major franchise offices). Revenue from participation interests is calculated as our percentage participation times the fee that the customer pays for the RAL. The fee that the customer pays for the RAL is set by Household Tax Masters and is based on the dollar amount of the RAL. The increase in pricing is due to adjustments made to offset the increased risk of bad debt resulting from the IRS's heightened review of returns containing earned income tax credits. Also contributing to the increase in revenues were software sales, which increased 48.4% due mainly to a change in our pricing strategy that lowered our retail price per federal unit, but included an additional fee for state products. In addition, royalties increased 9.6% to $141.3 million due to pricing increases and a .2% increase in clients served by franchises.
     Pretax earnings increased 35.5% to $433.5 million compared to $320.0 million last year. The increase is largely due to the increase in revenues as well as effective expense control. As a result of expense control, the segment's operating margin improved to 26.2% compared to 22.4% in the prior year. EBITDA increased 31.2% to $507.1 million in fiscal 2001.

ONE TO ONE | H&R BLOCK | 2001                                                 23

                                           Year Ended             Variance
INTERNATIONAL TAX OPERATIONS                April 30         Better (worse) than
--------------------------------------------------------------------------------
                                      2001         2000          $          %
                                  ----------------------------------------------
Canada                            $  57,174    $  61,102     $ (3,928)     -6.4%
Australia                            17,939       17,573          366       2.1%
United Kingdom                        1,763        1,595          168      10.5%
Overseas franchises                   2,692        1,248        1,444     115.7%
                                  ----------------------------------------------
    Total revenues                   79,568       81,518       (1,950)     -2.4%
                                  ==============================================

Canada                                4,962        3,291        1,671      50.8%
Australia                             3,472        3,189          283       8.9%
United Kingdom                       (1,602)      (1,958)         356      18.2%
Overseas franchises                     846          347          499     143.8%
                                  ----------------------------------------------
Pretax earnings                   $   7,678    $   4,869     $  2,809      57.7%
----------------------------------==============================================

     International revenues decreased by 2.4% to $79.6 million from $81.5 million last year. The decrease was driven primarily by unfavorable changes in currency exchange rates and management's decision to reduce the non-profitable early discounted return business in Canada.
     Pretax earnings increased 57.7% to $7.7 million from $4.9 million last year in spite of the unfavorable changes in currency exchange rates. The improved performance in Canada is primarily attributable to business management and effective cost control mainly in marketing, labor and supplies.
     The Australian results were negatively affected by the unfavorable change in the currency exchange rates as the pretax results improved by 26.6% in Australian currency. These results were driven primarily by a 6.7% increase in the number of returns processed.
     The United Kingdom pretax loss decreased by 18.2% primarily reflecting ongoing efforts to close non-profitable offices while increasing business volume.
     The Overseas franchises improvement of 143.8% is attributable to a 51% increase in return volume, primarily in Puerto Rico, as a child tax credit program was introduced this year.
     International tax operations' EBITDA improved 22.4% to $12.7 million in fiscal year 2001.


                                           Year Ended             Variance
MORTGAGE OPERATIONS                         April 30         Better (worse) than
--------------------------------------------------------------------------------
                                      2001         2000          $          %
                                  ----------------------------------------------
Interest income                   $  47,715    $  92,155     $(44,440)    -48.2%
Loan servicing income               110,222       62,510       47,712      76.3%
Gain on sale of mortgage loans      256,304      199,608       56,696      28.4%
Other                                 1,561        1,156          405      35.0%
                                  ----------------------------------------------
    Total revenues                  415,802      355,429       60,373      17.0%
                                  ==============================================

Compensation & benefits             128,887      103,049      (25,838)    -25.1%
Variable servicing & processing      34,620       20,338      (14,282)    -70.2%
Occupancy & equipment                23,690       15,462       (8,228)    -53.2%
Interest expense                     13,729       56,988       43,259      75.9%
Bad debt expense                     16,153        8,808       (7,345)    -83.4%
Amortization of acquisition
    intangibles                      13,577       13,760          183       1.3%
Other                                46,110       48,450        2,340       4.8%
                                  ----------------------------------------------
    Total expenses                  276,766      266,855       (9,911)     -3.7%
                                  ----------------------------------------------
Pretax earnings                   $ 139,036    $  88,574     $ 50,462      57.0%
----------------------------------==============================================

24                                                 ONE TO ONE | H&R BLOCK | 2001

     Revenues increased 17.0% to $415.8 million in fiscal 2001 compared with fiscal 2000. The increase is primarily due to an increase in production volume, a favorable secondary market environment and a larger servicing portfolio, which was partially offset by lower interest income. Revenues related to the sale of mortgage loans increased $56.7 million over the prior year resulting from favorable secondary market pricing on mortgage loan sales. During the twelve months ending April 30, 2001 the Company originated $6.5 billion in mortgage loans compared to $5.7 billion last year. The total execution price representing gain on sale of mortgage loans for the fiscal year ended April 30, 2001 was 3.71% compared to 3.73% for the fiscal year ended April 30, 2000. Servicing revenues increased 76.3% over the prior year. The increase is principally attributable to a higher loan servicing portfolio balance, increased servicing operations efficiencies and an increase in the collection of borrower late fees. The average number of loans being serviced increased by 67,112 to an average portfolio balance for the year of $15.9 billion compared to $8.8 billion last year. The increase in revenues was partially offset by the winding down of certain mortgage activities during fiscal year 2001.
     Pretax earnings increased $50.5 million or 57.0% to $139.0 million for the year ended April 30, 2001. The improved performance is primarily due to the increased revenues. The decrease in both interest income and interest expense is a result of the move to off-balance sheet arrangements for the funding of mortgage loans. Utilizing the off-balance sheet arrangements, the Company essentially no longer incurs short-term borrowings to fund its mortgage loans. Mortgage operations' operating margin increased to 33.4% from 24.9% in the prior year. The move to off-balance sheet arrangements accounted for 520 basis points of the margin improvement.
     Mortgage operations benefited from cross-sell initiatives in 2001, as 5.4% of all mortgage loans originated came from tax clients. EBITDA for Mortgage operations increased 48.6% to $161.8 million compared to $108.9 million last year.


                                           Year Ended             Variance
INVESTMENT SERVICES                         April 30         Better (worse) than
--------------------------------------------------------------------------------
                                        2001       2000           $          %
                                     -------------------------------------------
Commission & fee income              $ 241,494   $ 177,370   $  64,124     36.2%
Margin interest income                 201,793      79,416     122,377    154.1%
Other                                   29,138      11,590      17,548    151.4%
                                     -------------------------------------------
    Total revenues                     472,425     268,376     204,049     76.0%
                                     ===========================================

Compensation & benefits                161,560      87,590     (73,970)   -84.5%
Interest expense                       106,303      41,563     (64,740)  -155.8%
Occupancy & equipment                   30,048      12,551     (17,497)  -139.4%
Depreciation & amortization             19,166       6,058     (13,108)  -216.4%
Commission, floor brokerage & fees      10,103      15,553       5,450     35.0%
Amortization of acquisition
     intangibles                        47,531      19,605     (27,926)  -142.4%
Other                                   85,025      44,230     (40,795)   -92.2%
                                     -------------------------------------------
    Total expenses                     459,736     227,150    (232,586)  -102.4%
                                     -------------------------------------------
Pretax earnings                      $  12,689   $  41,226   $ (28,537)   -69.2%
-------------------------------------===========================================

     Investment services revenues for the year increased 76.0% to $472.4 million from $268.4 million. The increase is attributable primarily to the acquisition of OLDE, the parent company of H&R Block Financial Advisors, Inc. ("HRBFA," formerly OLDE Discount Corporation) on December 1, 1999, and reflects a full twelve months of revenues for the acquired companies in fiscal year 2001 as compared with only five months of revenues in fiscal year 2000.
     Pretax earnings for this segment decreased by 69.2% to $12.7 million from $41.2 million earned last year. The decrease in pretax earnings is primarily attributable to lower trading volume, an increase in the amortization of acquired intangible assets and a litigation settlement. In the former case, there were twelve months of acquired intangible asset amortization in fiscal year 2001, whereas in fiscal 2000 there were only five months. In the latter case, the Company agreed to settle a class action lawsuit filed against OLDE. The Company denies liability with respect to these claims, but has determined to settle the matter to avoid the costs, expenses, and distractions of further litigation. Under the preliminarily approved settlement, which is subject to final court approval, HRBFA will distribute $21 million to a fund to be used to pay claims of class members, attorneys' fees and the administrative expenses relating to the settlement. The Company accrued $16.8 million related to this settlement in fiscal 2001.

ONE TO ONE | H&R BLOCK | 2001                                                 25

     In April 2001 in an effort to improve profitability due to weak market conditions, Investment services reduced its number of associates by 6%, which resulted in a one-time charge of $1.6 million related to severance costs. Severance charges for the full fiscal year totaled $2.7 million.
     Trading Volume. In line with the market's general decline, the Company's average trading volumes have fallen by more than 46% as measured by average trades per day. HRBFA's trading volume has been historically linked with the overall performance of the market indices, especially the Nasdaq.
     Margin Lending. Impacted by market performance, volatility and investor uncertainty, margin balances had fallen dramatically from $2.8 billion at the end of fiscal 2000 to $1.3 billion at the end of fiscal 2001. This trend is consistent with the rest of the industry and reflects the selling that occurred as the market dropped. However, average margin balances for the five months of fiscal 2000 compared to the twelve months of fiscal year 2001 were similar, $2.5 billion compared with $2.4 billion. Net interest margin, the blended rate of interest earned on outstanding margin balances less the cost of all sources funding margin loans, improved from 2.5% to 2.9% as reliance on higher-cost funding sources decreased.
     Principal Trading. Decimalization replaced fractional trading for listed equities on January 29 and for Nasdaq equities on April 9. The impact of decimalization has reduced the dealer spread between bid and ask prices, reducing revenue opportunities. Overall principal trading revenue, including fixed income trading and unit investment trusts, increased $16.8 million to $63.3 million in fiscal 2001 from the previous fiscal year.
     Continuing efforts to become an advisory-based relationship provider, a number of key initiatives occurred despite the difficult financial and market environment. The Company expanded its product line to include annuities and expanded online capabilities. Under development are cash management capabilities and fee-based services. The Express IRA product was launched in six tax services regions, introducing new technology, sales activities, service functions and training across the tax services and HRBFA organizations. Another key cross-organization initiative was the creation and testing of the TPFA (Tax Preparer Financial Advisor) program. In its pilot year, TPFAs, through tax season, cross-sold 3,000 accounts. In addition, tax client referrals to HRBFA resulted in approximately 15,000 new accounts. Finally, as of May 2001, 55,068 client tax returns were cross-sold to tax services from HRBFA. The Investment services segment has yet to experience significant revenues from these initiatives. Expenses for the development of cross-sell marketing systems also impacted the decline in pretax earnings.
     Investment services' EBITDA increased 16.7% to $78.1 million over the prior year.


                                        Year Ended                Variance
BUSINESS SERVICES                        April 30            Better (worse) than
--------------------------------------------------------------------------------
                                     2001          2000          $          %
                                  ----------------------------------------------
Accounting, consulting & tax      $ 319,750     $ 268,568    $ 51,182      19.1%
Product sales                        20,960        16,533       4,427      26.8%
Management fee income                11,467        17,341      (5,874)    -33.9%
Other                                21,643         8,425      13,218     156.9%
                                  ----------------------------------------------
    Total revenues                  373,820       310,867      62,953      20.3%
                                  ==============================================

Compensation & benefits             240,660       182,592     (58,068)    -31.8%
Occupancy & equipment                24,792        28,444       3,652      12.8%
Amortization of acquisition
    intangibles                      31,577        22,786      (8,791)    -38.6%
Other                                59,746        59,934         188       0.3%
                                  ----------------------------------------------
    Total expenses                  356,775       293,756     (63,019)    -21.5%
                                  ----------------------------------------------
Pretax earnings                   $  17,045     $  17,111    $    (66)     -0.4%
----------------------------------==============================================

     Business services revenues of $373.8 million increased 20.3% from $310.9 million in the prior year. The increase in revenues over the prior year is attributable to: (a) the inclusion of RSM McGladrey for twelve months as compared to nine months for the previous year ($43.8 million); (b) growth in services including extended tax consulting services and insurance alliance revenues ($44.7 million) and (c) services from newly acquired firms, net of the lost revenue from sold offices. The increases in these areas were offset by a decrease in revenue from technology consulting fees associated with year 2000 engagements, the decision to close certain unprofitable technology consulting practices, and the change in organizational structure that affected attest revenues discussed in the next paragraph.

26                                                 ONE TO ONE | H&R BLOCK | 2001

     As of April 30, 2001, the operations of five of the original regional accounting firms acquired had been merged into RSM McGladrey, the national accounting firm that acquired substantially all of the non-attest assets of McGladrey & Pullen, LLP on August 2, 1999. Prior to the mergers, for certain of the regional accounting firms, the Company was required, in accordance with Emerging Issues Task Force No. 97-2 - "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements," to consolidate revenues and expenses from the non-attest business that the Company owned and the attest business of firms located in Kansas City, Chicago, Baltimore and Philadelphia that the Company did not own, but for whom it performed management services. Revenues are no longer consolidated as a result of the change in organizational structure.
     Pretax earnings were approximately equivalent to the prior year. This is primarily due to a $3.5 million loss from RSM McGladrey during the first quarter of fiscal 2001 that was not experienced in the prior year due to the timing of the acquisition. This loss was offset by earnings from newly acquired firms and net growth from the core business. EBITDA increased 20.9% to $55.8 million from $46.2 million in fiscal 2000.


                                             Year Ended           Variance
UNALLOCATED CORPORATE                         April 30       Better (worse) than
--------------------------------------------------------------------------------
                                        2001       2000          $          %
                                      ------------------------------------------
Total revenues                        $  5,837   $  4,668    $   1,169     25.0%
                                      ==========================================

Compensation & benefits                 14,376      6,114       (8,262)  -135.1%
Interest expense                        11,660      3,137       (8,523)  -271.7%
Marketing & advertising                  5,237        693       (4,544)  -655.7%
Other                                   12,091     17,200        5,109     29.7%
                                      ------------------------------------------
    Total expenses                      43,364     27,144      (16,220)   -59.8%
                                      ------------------------------------------
Pretax loss                           $(37,527)  $(22,476)   $ (15,051)   -67.0%
                                      ==========================================

Interest expense on acquisition debt  $ 98,759   $ 56,118    $ (42,641)   -76.0%
--------------------------------------==========================================

     The unallocated corporate pretax loss for the year increased 67.0% to $37.5 million from $22.5 million in the comparable period last year. The increase is primarily a result of higher employee costs and interest expense related to borrowings for funding of operations, including share repurchases.
     Interest expense on acquisition debt increased $42.6 million in fiscal 2001 compared to the prior year. The increase is primarily attributable to a full year of financing costs associated with the acquisition of OLDE in December 1999 compared with only five months last year.

FISCAL 2000 COMPARED TO FISCAL 1999
SIGNIFICANT EVENTS IN FISCAL 2000
On December 1, 1999, the Company completed the purchase of all the issued and outstanding shares of capital stock of OLDE, parent of H&R Block Financial Advisors, Inc. (formerly OLDE Discount Corporation) a leading discount broker in the United States. HRBFA offers brokerage and other financial services through a nationwide network of approximately 1,400 registered representatives located in 105 OLDE offices and, since the acquisition, in 93 H&R Block Financial Centers. The purchase price was $850 million in cash plus net tangible book value payments of $48.5 million. The purchase agreement also provides for possible future contingent consideration, payable for up to five years after the acquisition based upon revenues generated from certain online brokerage services and such consideration will be treated as purchase price when paid. The transaction was accounted for as a purchase, and accordingly, OLDE's results are included since the date of acquisition.
     On August 2, 1999, the Company, through a subsidiary, RSM McGladrey, completed the purchase of substantially all of the non-attest assets of McGladrey & Pullen, LLP. McGladrey & Pullen, LLP was the nation's seventh largest accounting and consulting firm with more than 70 offices located primarily in the Eastern, Midwestern, Northern and Southwestern United States. This acquisition significantly increased the size of the

ONE TO ONE | H&R BLOCK | 2001                                                 27

Business services segment, new in 1999. The purchase price was $240 million in cash payments over four years and the assumption of certain pension liabilities with a present value of $52.7 million. The purchase agreement also provides for possible future contingent consideration based on a calculation of earnings in years two, three and four after the acquisition and such consideration will be treated as purchase price when paid. In addition, the Company made cash payments of $65.5 million for outstanding accounts receivable and work-in-process that have been repaid to the Company. The acquisition was accounted for as a purchase, and accordingly, results are included since the date of acquisition.


                                         Year Ended               Variance
CONSOLIDATED H&R BLOCK, INC.              April 30           Better (worse) than
--------------------------------------------------------------------------------
                                      2000         1999           $          %
                                  ----------------------------------------------
Revenues                          $ 2,451,943   $ 1,644,665  $ 807,278     49.1%
                                  ==============================================

Pretax earnings                       412,266       383,541     28,725      7.5%
Net earnings                      $   251,895   $   215,366  $  36,529     17.0%
----------------------------------==============================================

     Revenues increased 49.1% to $2.5 billion compared to $1.6 billion in fiscal 1999. Net earnings from continuing operations increased 5.9% to $251.9 million from $237.8 million in the prior year. Basic net earnings per share from continuing operations increased to $2.57 from $2.38 in 1999. Diluted net earnings per share from continuing operations increased to $2.55 from $2.36. EBITDA increased 36.3% to $598.0 million from $438.8 million in fiscal 1999.
     The pretax amortization expense of acquired intangible assets increased 172.2% in fiscal 2000 to $66.3 million from $24.4 million in fiscal 1999. Excluding the after-tax impact of this expense, net earnings from continuing operations were $304.4 million, or $3.08 per diluted share in fiscal 2000, compared to $254.2 million, or $2.52 per diluted share the prior year, increases of 19.7% and 22.2%, respectively.
     The effective tax rate for fiscal 2000 increased to 38.9% from 38.0% in fiscal 1999. The increase is primarily due to non-deductible amortization of goodwill and other intangible assets related to the OLDE acquisition.
     An analysis of operations by reportable operating segment follows.


                                         Year Ended               Variance
U.S. TAX OPERATIONS                       April 30           Better (worse) than
--------------------------------------------------------------------------------
                                      2000         1999           $          %
                                  ----------------------------------------------
Tax preparation and related fees  $ 1,128,891   $   989,350  $ 139,541     14.1%
Royalties                             128,870       114,902     13,968     12.2%
RAL participation fees                 89,761        90,070       (309)    -0.3%
Software sales                         39,546        33,486      6,060     18.1%
Other                                  44,017        30,461     13,556     44.5%
                                  ----------------------------------------------
    Total revenues                  1,431,085     1,258,269    172,816     13.7%
                                  ==============================================

Compensation & benefits               550,287       472,443    (77,844)   -16.5%
Occupancy & equipment                 180,110       154,082    (26,028)   -16.9%
Depreciation & amortization            66,522        49,381    (17,141)   -34.7%
Cost of software sales                 22,430        17,266     (5,164)   -29.9%
Bad debt expense                       32,541        56,116     23,575     42.0%
Marketing & advertising                96,922        71,512    (25,410)   -35.5%
Other                                 162,281       123,356    (38,925)   -31.6%
                                  ----------------------------------------------
    Total expenses                  1,111,093       944,156   (166,937)   -17.7%
                                  ----------------------------------------------
Pretax earnings                   $   319,992   $   314,113  $   5,879      1.9%
----------------------------------==============================================


28                                                 ONE TO ONE | H&R BLOCK | 2001

     Revenues increased 13.7% to $1.4 billion from $1.3 billion in fiscal 1999. Combined tax preparation and related fees generated from clients visiting a tax office increased $139.5 million, or 14.1%, due to pricing increases and a 2.2% increase in clients served in company-owned offices. Fees associated with participation interests in RALs decreased 0.3% to $89.8 million due to lower pricing as a result of the Internal Revenue Service re-instatement of the Debt Indicator Program and a pilot program offering RALs with no bank charge in certain geographical areas. These two factors decreased the average revenue per RAL by 22.8%. Royalty revenues increased 12.2% to $128.9 million due to pricing increases and a 2.6% increase in clients served by franchises. Revenues from software sales increased $6.1 million, or 18.1%, due to an increase in electronic filing fees generated through the clients' use of the Company's tax preparation software as well as an increase in the number of software units sold.
     Operating earnings increased 1.9% to $320.0 million from $314.1 million in 1999. The pretax margin decreased to 22.4% from 25.0% in 1999, due to higher spending related to new initiatives and overstaffing in tax offices in April due to anticipated client demand that did not occur. New initiatives included the start-up of e-commerce services, the offer of RALs with no bank charge, and the new prepaid spending card program, Refund Rewards(TM).
     EBITDA was $386.5 million for fiscal 2000, up from $363.5 million in 1999.


                                        Year Ended                Variance
INTERNATIONAL TAX OPERATIONS             April 30            Better (worse) than
--------------------------------------------------------------------------------
                                     2000         1999           $          %
                                  ----------------------------------------------
Canada                            $ 61,102      $ 58,504     $ 2,598       4.4%
Australia                           17,573        14,540       3,033      20.9%
United Kingdom                       1,595           692         903     130.5%
Overseas franchises                  1,248           978         270      27.6%
                                  ----------------------------------------------
    Total revenues                  81,518        74,714       6,804       9.1%
                                  ==============================================

Canada                               3,291         2,450         841      34.3%
Australia                            3,189         2,267         922      40.7%
United Kingdom                      (1,958)       (2,559)        601      23.5%
Overseas franchises                    347           356          (9)     -2.5%
                                  ----------------------------------------------
Pretax earnings                   $  4,869      $  2,514     $ 2,355      93.7%
----------------------------------==============================================

     Revenues increased 9.1% to $81.5 million from $74.7 million in 1999. Pretax earnings increased 93.7% to $4.9 million from $2.5 million in 1999, and the pretax margin increased to 6.0% from 3.4% in 1999. The increase in pretax earnings is due to better results in Australia and Canada. EBITDA was $10.4 million, up from $8.3 million in the prior year.
     Australia's revenues increased 20.9% to $17.6 million from $14.5 million. Pretax earnings increased 40.7% to $3.2 million from $2.3 million. These results reflect the strong Australian dollar. The increases are due to a 12.7% increase in volume in company-owned offices, along with an increase in the pretax margin to 18.1% from 15.6% in 1999.
     Canada's revenues increased 4.4% to $61.1 million from $58.5 million in 1999. Pretax earnings increased 34.3% to $3.3 million from $2.5 million. The number of regular returns prepared in company-owned offices decreased 8.2%, while the number of cash back returns prepared increased 7.6%. The improvement in pretax earnings is primarily due to the lowering of certain expenses from closing less profitable offices and improved expense control.
     Revenues in the United Kingdom increased 130.5% to $1.6 million from $692 thousand in fiscal 1999. Pretax losses decreased 23.5% to $2.0 million from $2.6 million in 1999. The improved results were primarily due to a March 1999 acquisition and increased revenue in existing tax offices, leveraged over certain fixed costs.

ONE TO ONE | H&R BLOCK | 2001                                                 29

                                          Year Ended              Variance
MORTGAGE OPERATIONS                        April 30          Better (worse) than
--------------------------------------------------------------------------------
                                        2000       1999          $         %
                                     -------------------------------------------
Interest income                      $  92,155   $ 85,160    $   6,995      8.2%
Loan servicing income                   62,510     38,681       23,829     61.6%
Gain on sale of mortgage loans         199,608    130,337       69,271     53.2%
Other                                    1,156      1,766         (610)   -34.5%
                                     -------------------------------------------
    Total revenues                     355,429    255,944       99,485     38.9%
                                     ===========================================

Compensation & benefits                103,049     64,354      (38,695)   -60.1%
Variable servicing & processing         20,338     14,400       (5,938)   -41.2%
Occupancy & equipment                   15,462     10,053       (5,409)   -53.8%
Interest expense                        56,988     52,018       (4,970)    -9.6%
Bad debt expense                         8,808     13,171        4,363     33.1%
Amortization of acquisition
     intangibles                        13,760     12,574       (1,186)    -9.4%
Other                                   48,450     26,625      (21,825)   -82.0%
                                     -------------------------------------------
    Total expenses                     266,855    193,195      (73,660)   -38.1%
                                     -------------------------------------------
Pretax earnings                      $  88,574   $ 62,749    $  25,825     41.2%
-------------------------------------===========================================

     Revenues increased 38.9% to $355.4 million from $255.9 million in 1999. Pretax earnings increased 41.2% to $88.6 million from $62.7 million. Option One reported revenues of $322.0 million, up 45.3% from $221.6 million in the prior year. Pretax earnings increased 49.9% to $95.0 million from $63.4 million in 1999. Option One originated $5.7 billion of loans in fiscal 2000, up 58.0% from $3.6 billion in 1999, and sold or securitized $6.1 billion of loans, up 73.7% from $3.5 billion in 1999. At April 30, 2000, Option One's servicing portfolio was 114,300 loans totaling $11.3 billion, up from 65,300 loans totaling $6.5 billion at April 30, 1999. The increase in loans serviced, originated and sold drove Option One's revenue increase. Although certain expenses increased as Option One pursued growth plans, the increase in revenues and contribution margins exceeded the higher expenses and led to the increase in pretax earnings. EBITDA increased to $108.9 million from $78.5 million in 1999.


                                          Year Ended              Variance
INVESTMENT SERVICES                        April 30          Better (worse) than
--------------------------------------------------------------------------------
                                        2000       1999          $         %
                                     -------------------------------------------
Commission & fee income              $ 177,370   $  3,859    $ 173,511     -
Margin interest income                  79,416          -       79,416     -
Other                                   11,590        130       11,460     -
                                     -------------------------------------------
    Total revenues                     268,376      3,989      264,387     -
                                     ===========================================

Compensation & benefits                 87,590        973      (86,617)    -
Interest expense                        41,563          -      (41,563)    -
Occupancy & equipment                   12,551        195      (12,356)    -
Depreciation & amortization              6,058        149       (5,909)    -
Commission, floor brokerage & fees      15,553      3,106      (12,447)  -400.7%
Amortization of acquisition
     intangibles                        19,605         55      (19,550)    -
Other                                   44,230      1,134      (43,096)    -
                                     -------------------------------------------
    Total expenses                     227,150      5,612     (221,538)    -
                                     -------------------------------------------
Pretax earnings (loss)               $  41,226   $ (1,623)   $  42,849     -
-------------------------------------===========================================

     Revenues increased $264.4 million to $268.4 million from $4.0 million in 1999. Pretax earnings increased $42.8 million to $41.2 million from a loss of $1.6 million last year. The increase in revenues and pretax earnings is due to the first-time inclusion of OLDE's financial results for five months in fiscal 2000. EBITDA increased to $66.9 million from a negative $1.4 million in 1999.

30                                                 ONE TO ONE | H&R BLOCK | 2001

     Since the acquisition date, OLDE contributed revenues of $253.9 million and pretax earnings of $66.8 million, driven by high market trading volume yielding over 1.8 million trades. At April 30, 2000, OLDE had 658,000 active accounts and managed client assets of $44 billion.

                                         Year Ended               Variance
BUSINESS SERVICES                         April 30           Better (worse) than
--------------------------------------------------------------------------------
                                      2000         1999           $          %
                                  ----------------------------------------------
Accounting, consulting & tax      $   268,568   $    43,369  $ 225,199    519.3%
Product sales                          16,533         3,703     12,830    346.5%
Management fee income                  17,341           183     17,158       -
Other                                   8,425            86      8,339       -
                                  ----------------------------------------------
    Total revenues                    310,867        47,341    263,526    556.7%
                                  ==============================================

Compensation & benefits               182,592        29,903   (152,689)  -510.6%
Occupancy & equipment                  28,444         2,815    (25,629)  -910.4%
Amortization of acquisition
    intangibles                        22,786         2,845    (19,941)  -700.9%
Other                                  59,934         4,657    (55,277)      -
                                  ----------------------------------------------
    Total expenses                    293,756        40,220   (253,536)  -630.4%
                                  ----------------------------------------------
Pretax earnings                   $    17,111   $     7,121  $   9,990    140.3%
----------------------------------==============================================

     Revenues increased to $310.9 million from $47.3 million in 1999. Pretax earnings increased 140.3% to $17.1 million from $7.1 million last year. The increase in both revenues and pretax earnings is largely due to the first-time inclusion of RSM McGladrey financial results for nine months in fiscal 2000, and the inclusion for the entire year in fiscal 2000 of the results from six regional accounting firms acquired at various times during fiscal 1999. EBITDA increased to $46.2 million from $10.5 million last year.


                                         Year Ended               Variance
UNALLOCATED CORPORATE                     April 30           Better (worse) than
--------------------------------------------------------------------------------
                                      2000         1999           $          %
                                  ----------------------------------------------
Total revenues                    $     4,668   $     4,408  $     260      5.9%
                                  =============================================

Compensation & benefits                 6,114         9,672      3,558     36.8%
Interest expense                        3,137         1,381     (1,756)  -127.2%
Marketing & advertising                   693           432       (261)   -60.4%
Other                                  17,200        13,652     (3,548)   -26.0%
                                  ---------------------------------------------
    Total expenses                     27,144        25,137     (2,007)    -8.0%
                                  ---------------------------------------------
Pretax loss                       $   (22,476)  $   (20,729) $  (1,747)    -8.4%
                                  =============================================
Interest expense on acquisition
 debt                             $    56,118   $    17,757  $ (38,361)  -216.0%
----------------------------------=============================================

     The unallocated corporate pretax loss increased to $22.5 million from $20.7 million in 1999.
     Interest expense on debt incurred for business acquisitions increased 216.0% to $56.1 million from $17.8 million in 1999. The increase is due to borrowings associated with RSM McGladrey and OLDE acquisitions during fiscal 2000.
     Net investment income decreased 74.2% to $8.3 million from $32.2 million in the prior year. The decrease is a result of less cash available for investment due to business acquisitions and share repurchases throughout fiscal 2000.

ONE TO ONE | H&R BLOCK | 2001                                               31

LIQUIDITY AND CAPITAL RESOURCES
Cash and marketable securities, excluding trading securities, were $550.2 million at April 30, 2001, compared to $636.2 million at April 30, 2000. Working capital decreased to $282.8 million at April 30, 2001 from $346.1 million at April 30, 2000. The working capital ratio at April 30, 2001 is 1.14 to 1, compared to 1.10 to 1 at April 30, 2000. The increase in the working capital ratio is primarily attributable to the decrease in short-term borrowings.
     The Company incurs short-term borrowings throughout the year primarily to fund receivables associated with its Business services, mortgage loans held for sale, and participation in RALs, and to fund seasonal working capital needs. These short-term borrowings in the U.S. are supported by a $1.86 billion back-up credit facility through October 2001, subject to annual renewal.
     In Canada, from January through April each year, the Company uses Canadian borrowings to purchase refunds due its clients from Revenue Canada. Maturities of these borrowings range from 30 to 90 days. Net accounts receivable at April 30, 2001 and 2000 include amounts due from Revenue Canada of $11.8 million and $17.1 million, respectively.
     In April 2000, the Company first entered into third party off-balance sheet arrangements and whole-loan sale arrangements for Option One. These arrangements, modified in April 2001, allow the Company to originate mortgage loans and then sell the loans to a qualified special purpose entity without having to use the Company's short-term borrowings to fund the loans. The arrangements, which are not guaranteed by H&R Block, freed up excess cash and short-term borrowing capacity ($633.8 million at April 30, 2001), improved liquidity and flexibility, and reduced balance sheet risk, while providing stability and access to liquidity in the secondary market for mortgage loans. The Company has commitments to fund mortgage loans of $1.5 billion at April 30, 2001 as long as there is no violation of any conditions established in the contracts. External market forces impact the probability of commitments being exercised, and therefore, total commitments outstanding do not necessarily represent future cash requirements. If the commitments are exercised they will be funded using the Company's off-balance sheet arrangements.
     At April 30, 2001, the Company had no short-term borrowings, a decrease from $283.8 million at April 30, 2000. The Company's capital expenditures, dividend payments, share repurchase program, Business services acquisition payments and normal operating activities, including RALs, during the year were funded through both internally-generated funds and short-term borrowings.
     For the twelve months ended April 30, 2001 and 2000, interest expense was $242.6 million and $155.0 million, respectively. The increase in interest expense is due to the inclusion of operating interest expense associated with the borrowing activities of OLDE for a full year ($106.3 million) compared to only five months in the prior year and acquisition interest expense of $70.7 million related to the OLDE acquisition in December 1999. These increases were partially offset by lower interest expense from Mortgage operations because the Company sells the majority of its mortgage loans on the same day they are funded and essentially no longer incurs short-term borrowings to fund its mortgage loans.
     In April 2000, the Company issued $500 million of 8 1/2 % Senior Notes, due 2007. The Senior Notes are not redeemable prior to maturity. The net proceeds of this transaction were used to repay a portion of the initial short-term borrowings for the OLDE acquisition.
     In October 1997, the Company issued $250 million of 6 3/4% Senior Notes, due 2004. The Senior Notes are not redeemable prior to maturity. The net proceeds of this transaction were used to repay short-term borrowings which initially funded the acquisition of Option One.
     Long-term debt at April 30, 2001 was comprised of the $750 million of Senior Notes described above, future payments related to the acquisitions of RSM McGladrey and other accounting firms, capital lease obligations and mortgage notes. The current portion of long-term debt was $51.8 million, down from $68.0 million last year, due to payments made during fiscal 2001 with the remaining amount representing payments to be made during fiscal 2002 for accounting firm acquisitions, capital lease obligations and mortgage notes. Long-term debt decreased to $871.0 million from $872.4 million at April 30, 2000 due to obligations moving to current and fewer accounting firm acquisitions during the year. Stockholders' equity at April 30, 2001 and 2000 was $1.2 billion. The Company's debt to total equity ratio at April 30, 2001 was 44%, compared with 50% last year.
     Management anticipates a higher level of capital expenditures in 2002, exclusive of acquisitions, than in fiscal 2001. Capital expenditures are expected to increase to support the execution of the Company's strategy. The Company will continue to use short-term financing in the United States to finance various financial activities conducted by Block Financial Corporation and in Canada to finance the Canadian refund discount program.




32                                                 ONE TO ONE | H&R BLOCK | 2001

     In March 2000, the Company's Board of Directors approved a plan to repurchase up to 12 million shares of its common stock. At April 30, 2001, 7.2 million shares had been repurchased under this plan, with 6.8 million shares purchased during fiscal 2001. The Company plans to continue to purchase its shares on the open market in accordance with this authorization, subject to various factors including the price of the stock, the ability to maintain progress toward a financial and capital structure that will support a mid single A rating (Moody's - A2; Standard & Poors - A; and Fitch - A), the availability of excess cash, the ability to maintain liquidity and financial flexibility, securities laws restrictions and other investment opportunities available.

OTHER ISSUES
On June 20, 2001, the Company's Board of Directors declared a two-for-one split of its Common Stock in the form of a 100% stock distribution effective August 1, 2001, to shareholders of record as of the close of business on July 10, 2001. Unaudited proforma net earnings per share data is presented in the notes to consolidated financial statements.
     The Notes to Consolidated Financial Statements, as well as other information contained in this Annual Report to Shareholders may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are based upon current information, expectations, estimates and projections regarding the Company, the industries and markets in which the Company operates, and management's assumptions and beliefs relating thereto. Words such as "will," "plan," "expect," "remain," "intend," "estimate," "approximate," and variations thereof and similar expressions are intended to identify such forward-looking statements. These statements speak only as of the date on which they are made, are not guarantees of future performance, and involve certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results could materially differ from what is expressed, implied or forecast in such forward-looking statements. Such differences could be caused by a number of factors including, but not limited to, the uncertainty of laws, legislation, regulations, supervision and licensing by Federal, state and local authorities and their impact on any lines of business in which the Company's subsidiaries are involved; unforeseen compliance costs; changes in economic, political or regulatory environments; changes in competition and the effects of such changes; the inability to implement the Company's strategies; changes in management and management strategies; the Company's inability to successfully design, create, modify and operate its computer systems and networks; new accounting standards; litigation involving the Company; the uncertainties of the extent of share repurchases and their effect on earnings per share; and risks described from time to time in reports and registration statements filed by the Company and its subsidiaries with the Securities and Exchange Commission. Readers should take these factors into account in evaluating any such forward-looking statements. The Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.






ONE TO ONE | H&R BLOCK | 2001                                               33

CONSOLIDATED STATEMENTS OF EARNINGS
Amounts in thousands, except per share amounts

Year Ended April 30                                                             2001            2000            1999
-----------------------------------------------------------------------------------------------------------------------
REVENUES:
    Service revenues                                                        $ 2,441,448     $ 2,021,162     $ 1,335,177
    Product sales                                                               368,844         267,336         176,508
    Royalties                                                                   149,683         138,903         124,323
    Other                                                                        41,600          24,542           8,657
                                                                            -------------------------------------------
                                                                              3,001,575       2,451,943       1,644,665
                                                                            -------------------------------------------
EXPENSES:
    Employee compensation and benefits                                        1,192,294         963,536         610,866
    Occupancy and equipment                                                     283,181         253,171         182,701
    Interest                                                                    242,551         155,027          69,338
    Depreciation and amortization                                               205,608         147,218          74,605
    Marketing and advertising                                                   143,559         140,683          90,056
    Supplies, freight and postage                                                70,440          64,599          57,157
    Bad debt                                                                     84,422          51,719          71,662
    Other                                                                       314,454         273,902         133,206
                                                                            -------------------------------------------
                                                                              2,536,509       2,049,855       1,289,591
                                                                            -------------------------------------------

Operating earnings                                                              465,066         402,088         355,074

OTHER INCOME:
    Investment income, net                                                        5,977           9,840          32,234
    Other, net                                                                    2,035             338          (3,767)
                                                                            -------------------------------------------
                                                                                  8,012          10,178          28,467
                                                                            -------------------------------------------

Earnings from continuing operations before income taxes                         473,078         412,266         383,541

Taxes on earnings                                                               196,330         160,371         145,746
                                                                            -------------------------------------------
NET EARNINGS FROM CONTINUING OPERATIONS
BEFORE CHANGE IN ACCOUNTING PRINCIPLE                                           276,748         251,895         237,795

Net loss from discontinued operations (less applicable income
 tax benefit of $953)                                                                 -               -          (1,490)
Net loss on sale of discontinued operations (less
 applicable income tax benefit of $13,387)                                            -               -         (20,939)
Cumulative effect of change in accounting principle for derivatives and
 hedging activities (less applicable income taxes of $2,717)                      4,414               -               -
                                                                            -------------------------------------------
NET EARNINGS                                                                $   281,162     $   251,895     $   215,366
                                                                            ===========================================
BASIC NET EARNINGS PER SHARE:
    Net earnings from continuing operations                                 $      3.01     $      2.57     $      2.38
    Net loss from discontinued operations                                             -               -            (.22)
    Cumulative effect of change in accounting principle                             .05               -               -
                                                                            -------------------------------------------
    Net earnings                                                            $      3.06     $      2.57     $      2.16
                                                                            ===========================================

DILUTED NET EARNINGS PER SHARE:
    Net earnings from continuing operations                                 $      2.99     $      2.55     $      2.36
    Net loss from discontinued operations                                             -               -            (.22)
    Cumulative effect of change in accounting principle                             .05               -               -
                                                                            -------------------------------------------
    Net earnings                                                            $      3.04     $      2.55     $      2.14
----------------------------------------------------------------------------===========================================



See notes to consolidated financial statements.



34                                               ONE TO ONE | H&R BLOCK | 2001

                                                   CONSOLIDATED BALANCE SHEETS
                                       Amounts in thousands, except share data

April 30                                                                            2001              2000
-------------------------------------------------------------------------------------------------------------
                                     ASSETS
CURRENT ASSETS:
    Cash and cash equivalents                                                    $   271,813      $   379,901
    Marketable securities - available-for-sale                                         8,266           16,966
    Marketable securities - trading                                                   46,158           45,403
    Receivables from customers, brokers, dealers and clearing organizations,
     less allowance for doubtful accounts of $1,692 and $759                       1,310,804        2,857,379
    Receivables, less allowance for doubtful accounts of $47,125 and $49,602         373,223          434,722
    Prepaid expenses and other current assets                                        260,942          145,741
                                                                                 ----------------------------
     Total current assets                                                          2,271,206        3,880,112

INVESTMENTS AND OTHER ASSETS:
    Investments in available-for-sale marketable securities                          270,159          239,297
    Excess of cost over fair value of net tangible assets acquired,
     less accumulated amortization of $231,697 and $130,305                        1,051,826        1,095,074
    Other                                                                            239,586          198,887
                                                                                 ----------------------------
                                                                                   1,561,571        1,533,258
PROPERTY AND EQUIPMENT, at cost less accumulated
 depreciation and amortization of $324,287 and $225,967                              288,847          299,499
                                                                                 ----------------------------
                                                                                 $ 4,121,624      $ 5,712,869
                                                                                 ============================

                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
    Notes payable                                                                $         -      $   283,797
    Accounts payable to customers, brokers and dealers                             1,058,000        2,570,200
    Accounts payable, accrued expenses and deposits                                  361,210          222,362
    Accrued salaries, wages and payroll taxes                                        221,830          173,333
    Accrued taxes on earnings                                                        295,599          216,298
    Current portion of long-term debt                                                 51,763           67,978
                                                                                 ----------------------------
     Total current liabilities                                                     1,988,402        3,533,968

LONG-TERM DEBT                                                                       870,974          872,396

OTHER NONCURRENT LIABILITIES                                                          88,507           87,916

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
    Common stock, no par, stated value $.01 per share,
     authorized 400,000,000 shares                                                     1,089            1,089
    Convertible preferred stock, no par, stated
     value $.01 per share, authorized 500,000 shares                                       -                -
    Additional paid-in capital                                                       419,957          420,594
    Accumulated other comprehensive income (loss)                                    (42,767)         (26,241)
    Retained earnings                                                              1,450,112        1,277,324
                                                                                 ----------------------------
                                                                                   1,828,391        1,672,766
    Less cost of common stock in treasury                                            654,650          454,177
                                                                                 ----------------------------
                                                                                   1,173,741        1,218,589
                                                                                 ----------------------------
                                                                                 $ 4,121,624      $ 5,712,869
---------------------------------------------------------------------------------============================

See notes to consolidated financial statements.



ONE TO ONE | H&R BLOCK | 2001                                               35

CONSOLIDATED STATEMENTS OF CASH FLOWS
Amounts in thousands


Year Ended April 30                                                        2001              2000              1999
-----------------------------------------------------------------------------------------------------------------------
 CASH FLOWS FROM OPERATING ACTIVITIES:
     Net earnings                                                      $    281,162      $    251,895      $    215,366
     Adjustments to reconcile net earnings to net cash provided by operating activities:
          Depreciation and amortization                                     205,608           147,218            74,605
          Provision for bad debt                                             84,422            51,719            71,662
          Accretion of acquisition liabilities                               11,863            10,641                 -
          Provision for deferred taxes on earnings                          (38,870)          (29,286)            1,739
          Net (gain) loss on sales of operating units                        (2,040)           14,501            20,939
          Cumulative effect of change in accounting principle                (4,414)                -                 -
          Net gain on sales of available-for-sale securities                (17,744)          (11,697)           (4,124)
     Changes in assets and liabilities, net of acquisitions:
          Receivables from customers, brokers, dealers and
            clearing organizations                                        1,544,640          (893,435)                -
          Receivables                                                      (484,836)         (409,690)          112,073
          Mortgage loans held for sale:
               Originations and purchases                                (7,254,552)       (5,967,895)       (4,290,207)
               Sales and principal repayments                             7,336,659         6,442,094         4,201,187
          Marketable securities - trading                                      (755)            6,899                 -
          Prepaid expenses and other current assets                         (88,515)          (52,551)          (27,952)
          Accounts payable to customers, brokers and dealers             (1,512,200)          868,012                 -
          Accounts payable, accrued expenses and deposits                   138,499             3,732            46,029
          Accrued salaries, wages and payroll taxes                          48,901            13,683            55,178
          Accrued taxes on earnings                                          66,465            68,316          (260,458)
          Other, net                                                        (18,778)          (23,578)           23,237
                                                                       ------------------------------------------------
               Net cash provided by operating activities                    295,515           490,578           239,274
                                                                       ------------------------------------------------
 CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchases of available-for-sale securities                             (10,636)          (14,281)         (251,627)
     Maturities of available-for-sale securities                             21,524            68,261           219,400
     Sales of available-for-sale securities                                 356,192           211,836           522,252
     Purchases of property and equipment, net                               (90,033)         (141,856)          (89,782)
     Payments made for business acquisitions, net of cash acquired          (21,143)         (971,802)         (123,657)
     Proceeds from sale of subsidiary                                        23,200                 -                 -
     Other, net                                                             (20,497)           (6,505)          (25,643)
                                                                       ------------------------------------------------
               Net cash provided by (used in) investing activities          258,607          (854,347)          250,943
                                                                       ------------------------------------------------
 CASH FLOWS FROM FINANCING ACTIVITIES:
     Repayments of notes payable                                        (18,219,741)      (50,800,661)      (17,276,595)
     Proceeds from issuance of notes payable                             17,935,944        51,012,519        16,593,978
     Proceeds from issuance of long-term debt                                     -           495,800                 -
     Payments on acquisition debt                                           (68,743)           (4,730)                -
     Dividends paid                                                        (108,374)         (105,480)          (95,004)
     Payments to acquire treasury shares                                   (222,895)          (50,654)         (492,945)
     Proceeds from stock options exercised                                   19,550            36,958            73,481
     Other, net                                                               2,049           (33,322)             (748)
                                                                       ------------------------------------------------
               Net cash provided by (used in) financing activities         (662,210)          550,430        (1,197,833)
                                                                       ------------------------------------------------
 Net increase (decrease) in cash and cash equivalents                      (108,088)          186,661          (707,616)
     Cash and cash equivalents at beginning of the year                     379,901           193,240           900,856
                                                                       ------------------------------------------------
     Cash and cash equivalents at end of the year                      $    271,813      $    379,901      $    193,240
                                                                       ================================================
 SUPPLEMENTAL CASH FLOW DISCLOSURES:
     Income taxes paid                                                 $    150,784      $    122,447      $    394,273
     Interest paid                                                          230,448           141,577            71,431
-----------------------------------------------------------------------------------------------------------------------



See notes to consolidated financial statements.




36                                               ONE TO ONE | H&R BLOCK | 2001

                               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                          Amounts in thousands



                                                                         Convertible
                                           Common Stock                Preferred Stock        Additional
                                      ------------------------     --------------------          Paid-in         Retained
                                       Shares         Amount       Shares        Amount          Capital         Earnings
-------------------------------------------------------------------------------------------------------------------------
Balances at May 1, 1998                108,973      $    1,089         2         $     -     $   432,335      $ 1,010,547

Net earnings for the year                    -               -         -               -               -          215,366
Unrealized loss on translation               -               -         -               -               -                -
Change in net unrealized gain
  on marketable securities                   -               -         -               -               -                -
Comprehensive income                         -               -         -               -               -                -
Stock options exercised                      -               -         -               -         (12,042)               -
Restricted stock granted                     -               -         -               -             (81)               -
Stock issued for acquisition                 -               -         -               -             807                -
Conversion of Convertible
  Preferred Stock                            -               -        (2)              -            (361)               -
Acquisition of treasury shares               -               -         -               -               -                -
Cash dividends paid -
  $.95 per share                             -               -         -               -               -          (95,004)
                                      -----------------------------------------------------------------------------------
Balances at April 30, 1999             108,973           1,089         -               -         420,658        1,130,909

Net earnings for the year                    -               -         -               -               -          251,895
Unrealized loss on translation               -               -         -               -               -                -
Change in net unrealized gain
  on marketable securities                   -               -         -               -               -                -
Comprehensive income                         -               -         -               -               -                -
Stock options exercised                      -               -         -               -          (1,567)               -
Restricted stock granted                     -               -         -               -             200                -
Stock issued for acquisition                 -               -         -               -           1,306                -
Conversion of Convertible
  Preferred Stock                            -               -         -               -              (3)               -
Acquisition of treasury shares               -               -         -               -               -                -
Cash dividends paid -
  $1.075 per share                           -               -         -               -               -         (105,480)
                                      -----------------------------------------------------------------------------------
Balances at April 30, 2000             108,973           1,089         -               -         420,594        1,277,324

Net earnings for the year                    -               -         -               -               -          281,162
Unrealized loss on translation               -               -         -               -               -                -
Change in net unrealized gain
  on marketable securities                   -               -         -               -               -                -
Comprehensive income                         -               -         -               -               -                -
Stock options exercised                      -               -         -               -             (68)               -
Restricted stock granted                     -               -         -               -            (382)               -
Stock issued for ESPP                        -               -         -               -            (187)               -
Acquisition of treasury shares               -               -         -               -               -                -
Cash dividends paid -
  $1.175 per share                           -               -         -               -               -         (108,374)
                                      -----------------------------------------------------------------------------------
Balances at April 30, 2001             108,973      $    1,089         -         $     -     $   419,957      $ 1,450,112
--------------------------------------===================================================================================




                                                                     Accumulated
                                            Treasury Stock                 Other
                                     --------------------------    Comprehensive            Total
                                       Shares          Amount      Income (loss)           Equity
-------------------------------------------------------------------------------------------------
Balances at May 1, 1998                 (1,992)     $   (77,822)     $   (24,517)     $ 1,341,632

Net earnings for the year                    -                -                -                -
Unrealized loss on translation               -                -           (1,525)               -
Change in net unrealized gain
  on marketable securities                   -                -            2,642                -
Comprehensive income                         -                -                -          216,483
Stock options exercised                  2,175           90,462                -           78,420
Restricted stock granted                    37            1,544                -            1,463
Stock issued for acquisition               268           11,053                -           11,860
Conversion of Convertible
  Preferred Stock                           11              439                -               78
Acquisition of treasury shares         (11,843)        (492,945)               -         (492,945)
Cash dividends paid -
  $.95 per share                             -                -                -          (95,004)
                                     ------------------------------------------------------------
Balances at April 30, 1999             (11,344)        (467,269)         (23,400)       1,061,987

Net earnings for the year                    -                -                -                -
Unrealized loss on translation               -                -           (2,647)               -
Change in net unrealized gain
  on marketable securities                   -                -             (194)               -
Comprehensive income                         -                -                -          249,054
Stock options exercised                  1,023           42,268                -           40,701
Restricted stock granted                    43            1,781                -            1,981
Stock issued for acquisition               475           19,694                -           21,000
Conversion of Convertible
  Preferred Stock                            1                3                -                -
Acquisition of treasury shares          (1,136)         (50,654)               -          (50,654)
Cash dividends paid -
  $1.075 per share                           -                -                -         (105,480)
                                     ------------------------------------------------------------
Balances at April 30, 2000             (10,938)        (454,177)         (26,241)       1,218,589

Net earnings for the year                    -                -                -                -
Unrealized loss on translation               -                -          (11,864)               -
Change in net unrealized gain
  on marketable securities                   -                -           (4,662)               -
Comprehensive income                         -                -                -          264,636
Stock options exercised                    501           19,121                -           19,053
Restricted stock granted                    57            2,252                -            1,870
Stock issued for ESPP                       28            1,049                -              862
Acquisition of treasury shares          (6,816)        (222,895)               -         (222,895)
Cash dividends paid -
  $1.175 per share                           -                -                -         (108,374)
                                     ------------------------------------------------------------
Balances at April 30, 2001             (17,168)     $  (654,650)     $   (42,767)     $ 1,173,741
-------------------------------------============================================================





See notes to consolidated financial statements.



ONE TO ONE | H&R BLOCK | 2001                                                37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Dollars in thousands, except share data

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
NATURE OF OPERATIONS: The operating subsidiaries of H&R Block, Inc. provide a variety of services to the general public, principally in the United States, but also in Canada, Australia and other foreign countries. Approximately $1,733,700, or 58% of total revenues for the year ended April 30, 2001 were generated from tax return preparation, electronic filing of tax returns and other tax-related services. Certain of these subsidiaries also originate, service, and sell nonconforming and conforming mortgages, offer investment services through broker-dealers, offer personal productivity software, participate in refund anticipation loan products offered by a third-party lending institution, and offer accounting, tax and consulting services to business clients.
     PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of H&R Block, Inc. (the "Company"), all majority-owned subsidiaries and companies that are directly or indirectly controlled by the Company through majority ownership or otherwise. All material intercompany transactions and balances have been eliminated.
     Some of the Company's subsidiaries operate in regulated industries, and their underlying accounting records reflect the policies and requirements of these industries.
     RECLASSIFICATIONS: Certain reclassifications have been made to prior year amounts to conform with the current year presentation.
     MANAGEMENT ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.
     CASH AND CASH EQUIVALENTS: Cash and cash equivalents include cash on hand and due from banks and securities purchased under agreements to resell. For purposes of the consolidated statements of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.
     The Company's broker-dealers purchase securities under agreements to resell and account for them as collateralized financings. The securities are carried at the amounts at which the securities will be subsequently resold, as specified in the respective agreements. Collateral relating to investments in repurchase agreements is held by independent custodian banks. The securities are revalued daily and collateral added whenever necessary to bring market value of the underlying collateral equal to or greater than the repurchase specified in the contracts.
     MARKETABLE SECURITIES - AVAILABLE-FOR-SALE: Certain marketable debt and equity securities are classified as available-for-sale, based on management's intentions, and are carried at market value, based on quoted prices, with unrealized gains and losses included in other comprehensive income.
     Certain residual interests in securitizations of real estate mortgage investment conduits ("REMICs") and in net interest margin ("NIM") transactions are recorded as a result of the Company's securitization of mortgage loans through various special-purpose trust vehicles. These residual interests are classified as available-for-sale securities, and are carried at market value, based on discounted cash flow models, with unrealized gains and losses included in other comprehensive income. The residual interests are amortized over the estimated life of the related loan's cash flows. If losses are determined to be other-than-temporary, the residual is written down to fair value with the realized loss included in the consolidated statements of earnings.
     The cost of marketable securities sold is determined on the specific identification method and realized gains and losses are reflected in earnings.
     MARKETABLE SECURITIES - TRADING: Certain marketable debt and equity securities are classified as trading, and are held by the Company's broker-dealers. Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" is not applicable to broker-dealers. These securities are carried at market value, based on quoted prices, with unrealized gains and losses included in earnings.
     Certain residual interests in securitizations of REMICs are classified as trading, based on management's intentions and criteria as established by the Company, and are carried at market value, based on discounted cash flow models, with unrealized gains and losses included in earnings.
     RECEIVABLES FROM CUSTOMERS, BROKERS, DEALERS AND CLEARING ORGANIZATIONS AND ACCOUNTS PAYABLE TO CUSTOMERS, BROKERS AND DEALERS: Customer receivables and payables consist primarily of amounts due on margin and cash transactions. These receivables are collateralized by customers' securities held, which are not reflected in the accompanying consolidated financial statements.
     Receivables from brokers are generally collected within 30 days and are collateralized by securities in physical possession of, or on deposit






38                                                ONE TO ONE | H&R BLOCK | 2001
with the Company or receivables from customers or other brokers. The allowance for doubtful accounts represents an amount considered by management to be adequate to cover potential losses.
     RECEIVABLES: Receivables consist primarily of business services accounts receivable and mortgage loans held for sale. Mortgage loans held for sale are carried at the lower of cost or market value. The allowance for doubtful accounts represents an amount considered by management to be adequate to cover potential losses.
     FOREIGN CURRENCY TRANSLATION: Assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at exchange rates prevailing at the end of the year. Revenue and expense transactions are translated at the average of exchange rates in effect during the period. Translation gains and losses are recorded in other comprehensive income.
     EXCESS OF COST OVER FAIR VALUE OF NET TANGIBLE ASSETS ACQUIRED: The excess of cost of purchased subsidiaries, operating offices and franchises over the fair value of net tangible assets acquired is being amortized over a weighted average life of 14 years on a straight-line basis.
     At each balance sheet date, the Company assesses long-lived assets, including intangibles, for impairment by comparing the carrying value to future undiscounted cash flows. To the extent that there is impairment, analysis is performed based on several criteria, including, but not limited to, revenue trends, discounted operating cash flows and other operating factors to determine the impairment amount. In addition, a determination is made by management to ascertain whether goodwill has been impaired. Analysis is performed on an operating business unit basis using the fair value method. If the review indicates that goodwill is not recoverable, the Company would recognize an impairment loss. Under these methods, no material impairment adjustments to goodwill, other intangibles or other long-lived assets were made during fiscal year 2001, 2000, or 1999.
     MORTGAGE SERVICING RIGHTS: Mortgage servicing rights ("MSRs") are retained in the sale or securitization of mortgage loans and are recorded based on the present value of estimated future cash flows related to servicing loans. The MSRs are amortized to earnings in proportion to, and over the period of, estimated net future servicing income. MSRs are periodically reviewed for impairment. Impairment is assessed based on the fair value of each risk stratum. The Company stratifies MSRs using the following risk characteristics: loan sale date (which approximates date of origination); and loan type (6-month adjustable, 2 to 3-year adjustable and 30-year fixed). Fair values take into account the historical prepayment activity of the related loans and management's estimates of the remaining future cash flows to be generated by the underlying mortgage loans. When MSRs are reviewed, management makes an estimate of the future prepayment rates and other key variables of the underlying mortgage loans, and if actual performance proves to be worse than the estimate, impairment of MSRs could occur. At April 30, 2001 and 2000, impairment did not exist in any stratum.
     PROPERTY AND EQUIPMENT: Buildings and equipment are stated at cost and are depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are stated at cost and are amortized over the lesser of the term of the respective lease or the estimated useful life, using the straight-line method. Estimated useful lives are 15 to 40 years for buildings, 3 to 5 years for computers and other equipment and up to 8 years for leasehold improvements.
     The Company capitalizes certain costs associated with software developed or obtained for internal use. These costs are amortized over 36 months using the straight-line method.
     NOTES PAYABLE: The Company uses short-term borrowings to finance temporary liquidity needs and various financial activities conducted by its subsidiaries. There were no notes payable outstanding at April 30, 2001. The weighted average interest rate of notes payable at April 30, 2000 was 6.2%.
     REVENUE RECOGNITION: Service revenues consist primarily of fees for preparation of tax returns, participations in refund anticipation loans, consulting services, brokerage commissions and interest earned on customer accounts and mortgage loans. Generally, service revenues are recorded in the period in which service is performed. Commissions revenue is recognized on a trade-date basis. Revenues for services rendered in connection with the Company's Business services segment are recognized on a time and materials basis.
     Product sales consist primarily of gains on sales of mortgage loans. Gains on loan sales are recognized in accordance with Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," utilizing the financial-components approach which focuses on control of assets and liabilities being transferred.
     The Company records franchise royalties, based upon the contractual percentages of franchise revenues, in the period in which the franchise provides the service.




ONE TO ONE | H&R BLOCK | 2001                                                39

     ADVERTISING EXPENSE: The Company expenses advertising costs the first time the advertising takes place.
     TAXES ON EARNINGS: The Company and its subsidiaries file a consolidated Federal income tax return on a calendar year basis. Therefore, the current liability for taxes on earnings recorded in the balance sheet at each year-end consists principally of taxes on earnings for the period January 1 to April 30 of the respective year. Deferred taxes are provided for temporary differences between financial and tax reporting, which consist principally of residual interests, accrued expenses, deferred compensation, mortgage servicing rights and allowances for credit losses.
     The Company has a Tax Sharing Agreement with its former subsidiary, CompuServe Corporation ("CompuServe"), pursuant to which CompuServe generally is obligated to pay the Company (or the Company is obligated to pay CompuServe) for CompuServe's liability (or tax benefits) related to Federal, state, and local income taxes for any taxable period during which CompuServe was a subsidiary of the Company.
     DISCLOSURE REGARDING CERTAIN FINANCIAL INSTRUMENTS: The carrying values reported in the balance sheet for cash equivalents, all receivables, notes payable, all accounts payable, accrued liabilities and the current portion of long-term debt approximate fair market value due to the relatively short-term nature of the respective instruments.
     STOCK COMPENSATION PLANS: The Company accounts for its stock compensation plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), as allowed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").
     NEW ACCOUNTING STANDARDS: In the fourth quarter of fiscal 2001, the Company elected the early adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended in June 2000 ("SFAS 133") and Statement of Financial Accounting Standards No. 138, "Accounting for Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133" ("SFAS 138"). SFAS 133 and 138 establish accounting and reporting standards for derivative and hedging activities, and requires companies to record derivative instruments as assets or liabilities, measured at fair value. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument and whether it qualifies for hedge accounting. The Company has identified derivative instruments related to certain of its commitments to originate residential mortgage loans. The Company had no embedded derivative instruments requiring separate accounting treatment.
     The Company originates residential mortgage loans with the intention of selling these loans. These commitments to fund loans are freestanding derivative instruments and do not qualify for hedge accounting treatment and, therefore, the fair value adjustments are recorded in the consolidated statement of earnings. The commitments that qualify as derivative instruments totaled $252,593. The transition adjustment for adoption of SFAS 133 and SFAS 138 of $4,414, net of taxes, is shown as the cumulative effect of a change in accounting principle in the consolidated statement of earnings for the year ended April 30, 2001. Proforma effects are not disclosed as the change affects only the current period.
     Currently, there are ongoing discussions surrounding the implementation and interpretation of SFAS 133 by the Financial Accounting Standards Board's Derivative Implementation Group. If the definition of derivative instruments is altered, this change may impact the Company's transition adjustment amounts and subsequent reported operating results.
     In December 1999, the Securities and Exchange Commission ("SEC") issued SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company implemented SAB 101 in the fourth quarter of fiscal 2001. The implementation of SAB 101 has no impact on annual revenues and earnings, however, due to the seasonal influences of the business, the implementation resulted in a shift of revenues and earnings between the Company's third and fourth quarters. As a result, the Company has adjusted its third quarter of fiscal year 2001. Except for the Quarterly Financial Data, the Company has not presented pro forma results.
     In fiscal year 2001, the Company adopted Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140"). SFAS 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. SFAS 140 is a replacement of Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125"). SFAS 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain




40                                                ONE TO ONE | H&R BLOCK | 2001
new disclosures, but carries over most of the SFAS 125 provisions without reconsideration. The adoption of SFAS 140 had no effect on the consolidated financial statements.
     In July 2000, the Emerging Issues Task Force ("EITF") reached a consensus on Issue 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets ("EITF 99-20"), and subsequently clarified its consensus in September 2000, November 2000 and January 2001. EITF 99-20 addresses how the holder of beneficial interests should recognize cash flows on the date of the transaction and how interest income is recognized over the life of the interests. EITF 99-20 will be effective for the Company in the first quarter of fiscal year 2002. The Company has not yet determined the effect of EITF 99-20 on the consolidated financial statements.

NET EARNINGS PER SHARE
Basic net earnings per share is computed using the weighted average number of common shares outstanding. The dilutive effect of potential common shares outstanding is included in diluted net earnings per share. The computations of basic and diluted net earnings per share from continuing operations are as follows (shares in thousands):

Year Ended April 30                                           2001         2000         1999
--------------------------------------------------------------------------------------------
Net earnings from continuing operations before change
  in accounting principle                                 $276,748     $251,895     $237,795
                                                          ----------------------------------

Basic weighted average shares                               91,947       98,033       99,761
Effect of dilutive securities:
    Common and convertible preferred stock options             620          895        1,058
    Convertible preferred stock                                  1            1            2
                                                          ----------------------------------
Dilutive potential common shares                            92,568       98,929      100,821
                                                          ==================================
Net earnings per share from continuing operations:
    Basic                                                 $   3.01     $   2.57     $   2.38
    Diluted                                                   2.99         2.55         2.36
--------------------------------------------------------------------------------------------

     Diluted net earnings per share excludes the impact of weighted average shares issuable upon the exercise of stock options of 6,953,301, 3,039,195 and 149,370 shares for 2001, 2000 and 1999, respectively, because the options' exercise prices were greater than the average market price of the common shares and therefore, the effect would be antidilutive.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents is comprised of the following:

April 30                                                      2001         2000
-------------------------------------------------------------------------------
Cash and interest-bearing deposits                        $218,876     $162,363
Other interest-bearing securities                           42,007      183,144
Securities purchased under agreements to resell              9,000       32,000
Certificates of deposit                                      1,930        2,394
                                                          ---------------------
                                                          $271,813     $379,901
----------------------------------------------------------=====================





ONE TO ONE | H&R BLOCK | 2001                                                41

MARKETABLE SECURITIES - AVAILABLE-FOR-SALE
The amortized cost and market value of marketable securities classified as available-for-sale at April 30, 2001 and 2000 are summarized below:

                                                      2001                                             2000
---------------------------------------------------------------------------------------------------------------------------------
                                                 Gross        Gross                                Gross        Gross
                                Amortized   Unrealized   Unrealized      Market   Amortized   Unrealized   Unrealized      Market
                                     Cost        Gains       Losses       Value        Cost        Gains       Losses       Value
                                -------------------------------------------------------------------------------------------------
 Current:
 Municipal bonds and notes      $   8,260   $        6   $        -   $   8,266   $  17,021   $        -   $       55   $  16,966
                                -------------------------------------------------------------------------------------------------
                                    8,260            6            -       8,266      17,021            -           55      16,966
                                -------------------------------------------------------------------------------------------------
 Noncurrent:
 Residual interests               243,840        7,571       12,811     238,600     182,629        4,486        1,169     185,946
 Municipal bonds                   26,654          352           58      26,948      49,566            2          645      48,923
 Common stock                       4,946          500          835       4,611       4,025          571          168       4,428
                                -------------------------------------------------------------------------------------------------
                                  275,440        8,423       13,704     270,159     236,220        5,059        1,982     239,297
                                -------------------------------------------------------------------------------------------------
                                $ 283,700   $    8,429   $   13,704   $ 278,425   $ 253,241   $    5,059   $    2,037   $ 256,263
--------------------------------=================================================================================================

     Proceeds from the sales of available-for-sale securities were $356,192, $211,836 and $522,252 during 2001, 2000 and 1999, respectively. Gross realized gains on those sales during 2001, 2000 and 1999 were $17,936, $12,177 and $4,711, respectively; gross realized losses were $192, $480 and $587, respectively.
     Contractual maturities of available-for-sale debt securities at April 30, 2001 are presented below. Since expected maturities differ from contractual maturities due to the issuers' rights to prepay certain obligations or the seller's rights to call certain obligations, the first call date, put date or auction date for municipal bonds and notes is considered the contractual maturity date.


                                                         Amortized      Market
                                                              Cost       Value
------------------------------------------------------------------------------
 Within one year                                        $    8,260   $   8,266
 After one year through five years                          15,294      15,404
 After five years through 10 years                          11,360      11,544
                                                        ----------------------
                                                        $   34,914   $  35,214
--------------------------------------------------------======================

RETAINED INTERESTS
Beginning in April 2000, the Company entered into off-balance sheet arrangements under which the Company originates mortgage loans and sells the mortgage loans the same day the loans are funded in a whole-loan sale to a third-party trust. Under these arrangements, the Company retains a receivable from the trust that is then pledged to a qualified special purpose entity who securitizes the related mortgage loans. The Company then retains a residual interest in these securitized loans that is classified as either an available-for-sale security or a trading security depending on certain criteria as established by the Company. The Company then securitizes these residual interests in net interest margin ("NIM") transactions. The Company securitized $380,267 of these residual interests in NIM transactions. The receivable from the whole-loan sales of $66,587 and the pledge of this receivable of $14,206, were treated as a noncash investing activities in the consolidated statement of cash flows for the year ended April 30, 2001. The Company received proceeds from NIM securitizations of $319,620, servicing fees of $214 and cash flows from interest-only strips of $2,127 from the securitization trusts in fiscal 2001.
     In connection with these off-balance sheet arrangements, the Company entered into forward loan sale commitments whereby the Company was obligated to sell, during fiscal 2001, a minimum of $2,000,000 and a maximum of $6,000,000 in mortgage loans. There was no commitment fee and the commitments are renewable annually. For fiscal 2002, the forward loan sale commitments were not renewed.
     The Company securitized $3,767,010 in mortgage loans during the year ended April 30, 2000, resulting in residual interests with an allocated



42                                                ONE TO ONE | H&R BLOCK | 2001
carrying value if $245,801. The Company securitized $248,555 of residual interests through NIM transactions. The remaining residual interests from the securitizations during 2000 of $28,042 were treated as noncash investing activities in the consolidated statement of cash flows for the year ended April 30, 2000.
     Included in investments in available-for-sale marketable securities as of April 30, 2001 and April 30, 2000 are residual interests in securitizations. The Company estimates future cash flows from these residuals and values them utilizing assumptions that it believes are consistent with those that would be utilized by an unaffiliated third-party purchaser.
     The fair value of residuals are determined by computing the present value of the excess of the weighted average coupon on the loans sold over the sum of
(1) the coupon on the senior interests, (2) a base servicing fee paid to the servicer of the loans (which is usually the Company), (3) expected losses to be incurred on the portfolio of the loans sold (as projected to occur) over the lives of the loans, (4) fees payable to the trustee and insurer, (5) estimated collections of prepayment penalty fees, and (6) other fees. Prepayment and loss assumptions used in estimating the cash flows are based on evaluation of the actual experience of the Company's servicing portfolio or on market rates on new portfolios, taking into consideration the current and expected interest rate environment and its expected impact on future prepayment and default rates. The estimated cash flows expected to be received by the Company are discounted at an interest rate the Company believes an unaffiliated third-party purchaser would require as a rate of return on such a financial instrument. To the extent that actual future excess cash flows are different from estimated excess cash flows, the fair value of the Company's residual could increase or decrease.
     Mortgage servicing rights are included in other assets on the consolidated balance sheet. Assumptions used in estimating the value of MSRs includes market discount rates and anticipated prepayment speeds. The prepayment speeds are estimated using the Company's historical experience and third party market sources for fixed-rated mortgages with similar coupons and prepayment reports for comparable adjustable rate mortgage loans. The key assumptions the Company utilizes to estimate the cash flows of the residual interests and MSRs are as follows:

---------------------------------------------------------
 Estimated annual prepayments                23% to 75%
 Estimated annual credit losses             .5% to 3.5%
 Discount rate - residual interests          12% to 20%
 Discount rate - MSRs                             12.8%
---------------------------------------------------------

     The fair value of the residuals at April 30, 2001 and April 30, 2000 were $238,600 and $185,946, respectively. The fair value of MSRs at April 30, 2001 and April 30, 2000 were $61,796 and $42,282, respectively. Additions to and amortization of MSRs for 2001 were $37,661 and $18,147, respectively. At April 30, 2001, the sensitivity of the current fair value of the residuals and MSRs to 10% and 20% adverse changes in the above key assumptions are as follows:

--------------------------------------------------------------------------------------------------
                                                 Residential Mortgage Loans
                                            Fixed-Rate   Adjustable      NIMs     Servicing Assets
                                            ------------------------------------------------------
 Carrying amount/fair value                 $   31,635   $   46,843   $ 160,122           $ 61,796
 Weighted average life (in years)                  7.8          5.5         3.9                2.5
 Annual prepayments:
     Adverse 10% - $ impact on fair value   $   (1,026)  $   (1,350)  $ (21,911)          $ (6,916)
     Adverse 20% - $ impact on fair value       (1,824)      (2,326)    (37,947)           (15,172)
 Annual credit losses:
     Adverse 10% - $ impact on fair value   $     (686)  $     (792)  $ (19,168)    Not applicable
     Adverse 20% - $ impact on fair value       (1,451)      (1,508)    (37,004)    Not applicable
 Discount rate:
     Adverse 10% - $ impact on fair value   $   (1,052)  $   (1,703)  $  (7,603)          $ (1,422)
     Adverse 20% - $ impact on fair value       (2,039)      (3,314)    (14,749)            (2,776)
 Variable interest rates:
     Adverse 10% - $ impact on fair value   $     (127)  $       22   $ (43,838)          $     (6)
     Adverse 20% - $ impact on fair value         (114)          (8)    (85,925)               (12)
--------------------------------------------------------------------------------------------------


ONE TO ONE | H&R BLOCK | 2001                                                43

     These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also in this table, the effect of a variation of a particular assumption on the fair value of the retained interest is calculated without changing any other assumptions; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

RECEIVABLES
Receivables consist of the following:


April 30                                                     2001         2000
------------------------------------------------------------------------------
 Business services accounts receivable                 $  188,041   $  148,109
 Mortgage loans held for sale                              80,925      163,033
 Participation in refund anticipation loans                38,824       47,581
 Software receivables                                      33,456       31,721
 Loans to franchises                                       28,716       24,888
 Other                                                     50,386       68,992
                                                       -----------------------
                                                          420,348      484,324
 Allowance for doubtful accounts                           47,125       49,602
                                                       -----------------------
                                                       $  373,223   $  434,722
-------------------------------------------------------=======================


EXCESS OF COST OVER FAIR VALUE OF NET TANGIBLE ASSETS ACQUIRED
Excess of cost over fair value of net tangible assets acquired consists of the following:


April 30                                                     2001         2000
------------------------------------------------------------------------------
 Goodwill                                              $  667,608   $  636,350
 Customer relationships                                   397,049      387,775
 Assembled workforce                                      116,312      104,044
 Trade names                                               55,638       55,638
 Management infrastructure                                 29,147       29,147
 Noncompete agreements                                     17,769       12,425
                                                       -----------------------
                                                        1,283,523    1,225,379
 Less accumulated amortization                            231,697      130,305
                                                       -----------------------
                                                       $1,051,826   $1,095,074
-------------------------------------------------------=======================


     Amortization expense for 2001, 2000 and 1999 amounted to $104,276, $66,346, and $24,378, respectively.

PROPERTY AND EQUIPMENT
A summary of property and equipment follows:


April 30                                                     2001         2000
------------------------------------------------------------------------------
 Land                                                  $   42,420   $   42,338
 Buildings                                                 83,855       74,260
 Computers and other equipment                            338,271      290,386
 Capitalized software                                      67,636       50,655
 Leasehold improvements                                    80,952       67,827
                                                       -----------------------
                                                          613,134      525,466
 Less accumulated depreciation and amortization           324,287      225,967
                                                       -----------------------
                                                       $  288,847   $  299,499
-------------------------------------------------------=======================




44                                               ONE TO ONE | H&R BLOCK | 2001

     Depreciation and amortization expense for 2001, 2000 and 1999 amounted to $101,332, $80,872 and $50,227, respectively. The Company has property and equipment with a cost of $45,913 under capital lease. The Company has an agreement to lease real estate and buildings under a noncancelable capital lease for the next 19 years with an option to purchase after six years. The real estate, building and long-term debt of $14,075 related to this lease was treated as a noncash investing activity on the consolidated statement of cash flows for the year ended on April 30, 2000.

LONG-TERM DEBT
On April 13, 2000, the Company issued $500,000 of 8 1/2 % Senior Notes under a shelf registration statement. The Senior Notes are due April 15, 2007, and are not redeemable prior to maturity. The net proceeds of this transaction were used to repay a portion of the short-term borrowings which initially funded the acquisition of OLDE Financial Corporation and Financial Marketing Services, Inc. (collectively, "OLDE").
     On October 21, 1997, the Company issued $250,000 of 6 3/4 % Senior Notes under a shelf registration statement. The Senior Notes are due November 1, 2004, and are not redeemable prior to maturity. The net proceeds of this transaction were used to repay short-term borrowings which initially funded the acquisition of Option One Mortgage Corporation ("Option One").
     The Company had obligations related to acquisitions of accounting firms of $154,110 and $169,103 at April 30, 2001 and 2000, respectively. The current portion of these amounts is included in the current portion of long-term debt on the consolidated balance sheet. The long-term portions are due from August 2002 to January 2006.
     The Company had mortgage notes and capitalized lease obligations of $22,377 at April 30, 2001 that are collateralized by land, buildings and equipment. The obligations are due at varying dates for up to 19 years.
     The aggregate payments required to retire long-term debt are $51,763, $44,470, $40,360, $265,788, $12,361 and $507,995 in 2002, 2003, 2004, 2005, 2006
and beyond, respectively.
     Based upon borrowing rates currently available to the Company for indebtedness with similar terms, the fair value of the long-term debt was approximately $907,115 and $896,894 at April 30, 2001 and 2000, respectively.

OTHER NONCURRENT LIABILITIES
The Company has deferred compensation plans which permit directors and certain employees to defer portions of their compensation and accrue earnings on the deferred amounts. The compensation, together with Company matching of deferred amounts, has been accrued, and the only expenses related to these plans are the Company match and the earnings on the deferred amounts which are not material to the financial statements. Included in other noncurrent liabilities are $44,490 and $39,862 at April 30, 2001 and 2000, respectively, to reflect the liability under these plans. The Company purchases whole-life insurance contracts on certain related directors and employees to recover distributions made or to be made under the plans and records the cash surrender value of the policies in other assets. If all the assumptions regarding mortality, earnings, policy dividends and other factors are realized, the Company will ultimately realize its investment plus a factor for the use of its money.
     In connection with the Company's acquisition of the non-attest assets of McGladrey & Pullen, LLP ("McGladrey") in August 1999, the Company assumed certain pension liabilities related to McGladrey's retired partners. The Company makes payments in varying amounts on a monthly basis. Included in other noncurrent liabilities at April 30, 2001 and 2000 are $31,360 and $36,128, respectively, related to this liability.

STOCKHOLDERS' EQUITY
The Company is authorized to issue 6,000,000 shares of Preferred Stock, without par value. At April 30, 2001, the Company had 5,560,833 shares of authorized but unissued Preferred Stock. Of the unissued shares, 600,000 shares have been designated as Participating Preferred Stock in connection with the Company's shareholder rights plan.
     On March 8, 1995, the Board of Directors authorized the issuance of a series of 500,000 shares of nonvoting Preferred Stock designated as Convertible Preferred Stock, without par value. In April 1995, 401,768 shares of Convertible Preferred Stock were issued in connection with an acquisition. In addition, options to purchase 51,828 shares of Convertible Preferred Stock were issued as a part of the acquisition and 37,399 shares of Convertible Preferred Stock were issued in connection with these options. Each share of Convertible Preferred Stock became convertible on April 5, 1998 into four shares of Common Stock of the Company, subject to adjustment upon certain events. The holders of the Convertible




ONE TO ONE | H&R BLOCK | 2001                                               45

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

COMPREHENSIVE INCOME
The Company's comprehensive income is comprised of net earnings, foreign currency translation adjustments and the change in the net unrealized gain or loss on available-for-sale marketable securities. Included in stockholders' equity at April 30, 2001 and 2000, the net unrealized holding gain (loss) on available-for-sale securities was $(2,088) and $2,574, respectively, and the foreign currency translation adjustment was $(40,679) and $(28,815), respectively.


Year Ended April 30                                                       2001         2000         1999
--------------------------------------------------------------------------------------------------------
 Net earnings                                                        $ 281,162    $ 251,895   $  215,366
 Unrealized gains on securities (less applicable taxes (benefit)
  of ($3,307), ($124) and $1,619):
     Unrealized holding gains (losses) arising during period
      (less applicable taxes of $4,057, $4,426, and $3,186)              5,718        6,953        5,199
     Less: Reclassification adjustment for gains included in
      earnings (less applicable taxes of $7,364, $4,550, and $1,567)   (10,380)      (7,147)      (2,557)
 Foreign currency translation adjustments                              (11,864)      (2,647)      (1,525)
                                                                     -----------------------------------
 Comprehensive income                                                $ 264,636    $ 249,054   $  216,483
---------------------------------------------------------------------===================================

STOCK COMPENSATION PLANS
The Company has four stock compensation plans: the 1993 Long-Term Executive Compensation Plan, the 1989 Stock Option Plan for Outside Directors, the 1999 Stock Option Plan for Seasonal Employees, and the 2000 Employee Stock Purchase Plan ("ESPP").
     The 1993 plan was approved by the shareholders in September 1993 to replace the 1984 Long-Term Executive Compensation Plan, which terminated at that time except with respect to outstanding awards thereunder. Under the 1993 and 1989 plans, options may be granted to selected employees and outside directors to purchase the Company's Common Stock for periods not exceeding 10 years at a price that is not less than 100% of fair market value on the date of the grant. The options are exercisable either (1) starting one year after the date of the grant, (2) starting one year or three years after the date of the grant on a cumulative basis at the annual rate of 33 1/3% of the total number of option shares, or (3) starting three years after the date of the grant on a cumulative basis at the rate of 40%, 30%, and 30% over the following three years. In addition, certain option grants have accelerated vesting provisions based on the Company's stock price reaching specified levels.
     The 1999 Stock Option Plan for Seasonal Employees provided for the grant of options on June 30, 2000, 1999 and 1998 at the market price on the date of the grant. The options are exercisable during September through November in each of the two years following the calendar year of the grant.
     Changes during the years ended April 30, 2001, 2000 and 1999 under the stock option plans were as follows:

                                                                2001                    2000                    1999
----------------------------------------------------------------------------------------------------------------------------
                                                                   Weighted-               Weighted-               Weighted-
                                                                     Average                 Average                 Average
                                                                    Exercise                Exercise                Exercise
                                                           Shares      Price       Shares      Price       Shares      Price
                                                       ---------------------------------------------------------------------
 Options outstanding, beginning of year                 8,440,614  $   44.22    5,726,494  $   38.03    5,110,392  $   32.71
 Options granted                                        4,305,517      32.51    5,059,802      50.16    4,127,742      42.20
 Options exercised                                       (510,458)     34.07   (1,032,251)     36.12   (2,196,673)     32.67
 Options which expired                                 (2,781,642)     39.55   (1,313,431)     46.50   (1,314,967)     39.40
 Options outstanding, end of year                       9,454,031      40.80    8,440,614      44.22    5,726,494      38.03

 Shares exercisable, end of year                        4,336,857      42.33    5,206,457      42.70    3,505,737      37.62

 Shares reserved for future grants, end of year         8,055,518              11,037,281               2,966,135
----------------------------------------------------------------------------------------------------------------------------

46                                                ONE TO ONE | H&R BLOCK | 2001

     A summary of stock options outstanding and exercisable at April 30, 2001 follows:


------------------------------------------------------------------------------------------------------------
                                              Outstanding                              Exercisable
                              -----------------------------------------------   ----------------------------
                                   Number   Weighted-Average        Weighted-        Number        Weighted-
                              Outstanding          Remaining          Average   Exercisable          Average
 Range of Exercise Prices     at April 30   Contractual Life   Exercise Price   at April 30   Exercise Price
------------------------------------------------------------------------------------------------------------
 $19.9375 - 28.75                 265,684            6 years          $ 27.62       265,684          $ 27.62
 $30.6875 - 36.875              4,102,382            6 years            32.49     1,145,905            32.57
 $37.00 - 44.625                1,508,298            8 years            41.92       869,267            41.62
 $45.00 - 52.00                 2,998,667            4 years            49.92     2,056,001            49.97
 $55.0625 - 55.625                579,000            9 years            55.62             -                -
                              ------------------------------------------------------------------------------
                                9,454,031                                         4,336,857
------------------------------==============================================================================

     The 2000 ESPP provides the option to purchase shares of the Company's Common Stock through payroll deductions to a majority of the employees of subsidiaries of the Company. The purchase price of the stock is 90% of the lower of either the fair market value of the Company's Common Stock on the first trading day within the Option Period or on the last trading day within the Option Period. The Option Periods are six-month periods beginning January 1 and July 1 each year. During fiscal 2001, 27,345 shares were purchased under the ESPP out of a total authorized 3,000,000 shares.
     The Company applies APB 25 in accounting for its stock compensation plans, under which no compensation cost has been recognized. Had compensation cost for the stock compensation plans been determined in accordance with the fair value accounting method prescribed under SFAS 123, the Company's net earnings and net earnings per share would have been as follows:



Year Ended April 30                             2001         2000         1999
------------------------------------------------------------------------------
 Net earnings:
     As reported                           $ 281,162    $ 251,895    $ 215,366
     Pro forma                               262,701      237,544      202,421
 Basic net earnings per share:
     As reported                           $    3.06    $    2.57    $    2.16
     Pro forma                                  2.86         2.42         2.03
 Diluted net earnings per share:
     As reported                           $    3.04    $    2.55    $    2.14
     Pro forma                                  2.85         2.41         2.01
------------------------------------------------------------------------------


     For the purposes of computing the pro forma effects of stock compensation plans under the fair value accounting method, the fair value of each stock option grant or purchase right grant was estimated on the date of the grant using the Black-Scholes option pricing model. The weighted-average fair value of stock options granted during 2001, 2000 and 1999 was $9.34, $9.09 and $5.84, respectively. The weighted-average fair value of purchase rights granted during 2001 was $4.58, using the following weighted-average assumptions: expected life of four months, volatility of 26.37%, dividend yield of 3.38% and risk-free interest rate of 6.05%. The following weighted-average assumptions were used for stock option grants during the following periods:



Year Ended April 30                             2001         2000         1999
-------------------------------------------------------------------------------
 Risk-free interest rate                        6.25%        5.75%        5.41%
 Expected life                               3 years      3 years      3 years
 Expected volatility                           61.21%       30.67%       21.86%
 Dividend yield                                 3.39%        2.20%        2.36%
-------------------------------------------------------------------------------



ONE TO ONE | H&R BLOCK | 2001                                               47

SHAREHOLDER RIGHTS PLAN
On July 25, 1998, the rights under the July 1988 shareholder rights plan, as amended, expired and the rights under a shareholder rights plan adopted by the Company's Board of Directors on March 25, 1998 became effective. Like the 1988 plan, the 1998 plan was adopted to deter coercive or unfair takeover tactics and to prevent a potential acquirer from gaining control of the Company without offering a fair price to all of the Company's stockholders. Under the 1998 plan, a dividend of one right (a "Right") per share was declared and paid on each share of the Company's Common Stock outstanding on July 25, 1998. Rights automatically attach to shares issued after such date.
     Under the 1998 plan, a Right becomes exercisable when a person or group of persons acquires beneficial ownership of 15% or more of the outstanding shares of the Company's Common Stock without the prior written approval of the Company's Board of Directors (an "Unapproved Stock Acquisition"), and at the close of business on the tenth business day following the commencement of, or the public announcement of an intent to commence, a tender offer that would result in an Unapproved Stock Acquisition. The Company may, prior to any Unapproved Stock Acquisition, amend the plan to lower such 15% threshold to not less than the greater of (1) any percentage greater than the largest percentage of beneficial ownership by any person or group of persons then known by the Company, and (2) 10% (in which case the acquisition of such lower percentage of beneficial ownership then constitutes an Unapproved Stock Acquisition and the Rights become exercisable). As adjusted in connection with the two-for-one stock split effective on August 1, 2001, when exercisable, the registered holder of each Right may purchase from the Company one two-hundredth of a share of a class of the Company's Participating Preferred Stock, without par value, at a price of $107.50, subject to adjustment. The registered holder of each Right then also has the right (the "Subscription Right") to purchase for the exercise price of the Right, in lieu of shares of Participating Preferred Stock, a number of shares of the Company's Common Stock having a market value equal to twice the exercise price of the Right. Following an Unapproved Stock Acquisition, if the Company is involved in a merger, or 50% or more of the Company's assets or earning power are sold, the registered holder of each Right has the right (the "Merger Right") to purchase for the exercise price of the Right a number of shares of the common stock of the surviving or purchasing company having a market value equal to twice the exercise price of the Right.
     After an Unapproved Stock Acquisition, but before any person or group of persons acquires 50% or more of the outstanding shares of the Company's Common Stock, the Board of Directors may exchange all or part of the then outstanding and exercisable Rights for Common Stock at an exchange ratio of one share of Common Stock per Right (the "Exchange"). Upon any such Exchange, the right of any holder to exercise a Right terminates. Upon the occurrence of any of the events giving rise to the exercisability of the Subscription Right or the Merger Right or the ability of the Board of Directors to effect the Exchange, the Rights held by the acquiring person or group under the new plan will become void as they relate to the Subscription Right, the Merger Right or the Exchange.
     The Company may redeem the Rights under the 1998 plan at a price of $.000625 per Right at any time prior to the earlier of (i) an Unapproved Stock Acquisition, or (ii) the expiration of the rights. The Rights under the new plan will expire on March 25, 2008, unless extended by the Board of Directors. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including the right to vote or to receive dividends. The issuance of the Rights alone has no dilutive effect and does not affect reported net earnings per share.

OTHER EXPENSES
Included in other expenses are the following:



Year Ended April 30                             2001         2000         1999
------------------------------------------------------------------------------
 Legal and professional                    $  76,232    $  47,934    $  13,164
 Purchased services                           55,985       33,347       19,466
 Loan servicing                               29,396       15,821       11,158
 Refund anticipation loan servicing fees      27,315       28,820       15,028
 Travel and entertainment                     26,668       26,695       15,094
 Taxes and licenses                           13,250       17,469       14,531
 Brokerage commissions and trading fees       11,516       15,639        3,137
------------------------------------------------------------------------------



48                                               ONE TO ONE | H&R BLOCK | 2001

TAXES ON EARNINGS
The components of earnings from continuing operations before income taxes upon which Federal and foreign income taxes have been provided are as follows:


Year Ended April 30                             2001         2000         1999
------------------------------------------------------------------------------
 United States                             $ 466,437    $ 408,024    $ 381,443
 Foreign                                       6,641        4,242        2,098
                                           -----------------------------------
                                           $ 473,078    $ 412,266    $ 383,541
-------------------------------------------===================================


     Deferred income tax provisions (benefits) reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The current and deferred components of taxes on earnings from continuing operations are comprised of the following:


Year Ended April 30                             2001         2000         1999
------------------------------------------------------------------------------
 Current:
     Federal                               $ 204,060    $ 163,535    $ 123,035
     State                                    27,701       23,036       16,128
     Foreign                                   3,439        3,898        1,553
                                           -----------------------------------
                                             235,200      190,469      140,716
                                           -----------------------------------
 Deferred:
     Federal                                 (33,724)     (24,412)       5,114
     State                                    (4,578)      (3,438)         670
     Foreign                                    (568)      (2,248)        (754)
                                           -----------------------------------
                                             (38,870)     (30,098)       5,030
                                           -----------------------------------
                                           $ 196,330    $ 160,371    $ 145,746
-------------------------------------------===================================


     Provision is not made for possible income taxes payable upon distribution of unremitted earnings of foreign subsidiaries. Such unremitted earnings aggregated $65,229 at December 31, 2000. Management intends to reinvest any foreign earnings, therefore, a provision has not been made for income taxes payable upon remittance of such earnings, as management believes the amount would be immaterial.
     The following table reconciles the U.S. Federal income tax rate to the Company's effective tax rate:



Year Ended April 30                             2001         2000         1999
------------------------------------------------------------------------------
 Statutory rate                                 35.0%        35.0%        35.0%
                                           -----------------------------------
 Increases (reductions) in income
   taxes resulting from:
     State income taxes, net of Federal
       income tax benefit                        3.2%         3.1%         2.9%
     Foreign income taxes, net of Federal
       income tax benefit                        0.1%         0.1%         0.2%
     Amortization of intangibles                 3.6%         2.6%         0.3%
     Nontaxable Federal income                  (0.3%)       (0.3%)       (0.7%)
     Other                                      (0.1%)       (1.6%)        0.3%
                                           -----------------------------------
 Effective rate                                 41.5%        38.9%        38.0%
-------------------------------------------===================================




ONE TO ONE | H&R BLOCK | 2001                                               49

A summary of deferred taxes follows:


April 30                                        2001         2000
-----------------------------------------------------------------
 Gross deferred tax assets:
     Accrued expenses                     $  (31,923) $   (17,729)
     Allowance for credit losses             (18,406)      (8,800)
                                          -----------------------
      Current                                (50,329)     (26,529)
                                          -----------------------
     Residual interest income                (42,048)     (22,193)
     Deferred compensation                   (20,439)     (18,509)
     Depreciation                             (8,128)     (12,879)
     Amortization of intangibles              (3,258)           -
                                          -----------------------
      Noncurrent                             (73,873)     (53,581)
                                          -----------------------
 Gross deferred tax liabilities:
     Mark-to-market adjustments                3,886        8,437
     Accrued income                              964          198
                                          -----------------------
      Current                                  4,850        8,635
                                          -----------------------
     Mortgage servicing rights                22,944       12,608
     Depreciation                                  -        1,329
                                          -----------------------
      Noncurrent                              22,944       13,937
                                          -----------------------
 Net deferred tax assets                  $  (96,408) $   (57,538)
------------------------------------------=======================


ACQUISITIONS
During fiscal year 2001, the Company acquired several accounting firms. The purchased prices aggregated $54,443. Each acquisition was accounted for as a purchase and, accordingly, results for each acquisition are included since the date of acquisition. The excess of cost over fair value of net tangible assets acquired was $54,322 and is being amortized on a straight-line basis over periods up to 20 years.
     On December 1, 1999, the Company completed the purchase of all the issued and outstanding shares of capital stock of OLDE for $850,000 in cash plus net tangible book value payments of $48,472. The purchase agreement also provides for possible future consideration payable for up to five years after the acquisition based upon revenues generated from certain online brokerage services and such consideration will be treated as purchase price when paid. The transaction was accounted for as a purchase and, accordingly, OLDE's results are included since the date of acquisition. Liabilities assumed of $1,774,156 were treated as a noncash investing activity in the consolidated statement of cash flows for the year ended April 30, 2000. The excess of cost over fair value of net tangible assets acquired was $471,133 at April 30, 2000. Such is being amortized on a straight-line basis over periods up to 20 years. The acquisition was initially financed with short-term borrowings and a portion of these borrowings were repaid with the issuance of $500,000 in Senior Notes in the fourth quarter of fiscal 2000.
     The following unaudited pro forma summary combines the consolidated results of operations of the Company and OLDE as if the acquisition had occurred on May 1, 1999 and 1998, after giving effect to certain adjustments, including amortization of intangible assets, increased interest expense on the acquisition debt and the related income tax effects. The pro forma information is presented for informational purposes only and is not necessarily indicative of what would have occurred if the acquisition had been made as of those dates. In addition, the pro forma information is not intended to be a projection of future results.


April 30 (unaudited)                            2000         1999
-----------------------------------------------------------------
 Revenues                                 $2,678,022  $ 2,007,422
 Net earnings                                218,275      172,566
 Basic net earnings per share             $     2.23  $      1.73
 Diluted net earnings per share                 2.21         1.71
-----------------------------------------------------------------



50                                               ONE TO ONE | H&R BLOCK | 2001

     On August 2, 1999, the Company, through a subsidiary, RSM McGladrey, Inc. ("RSM McGladrey"), completed the purchase of substantially all of the non-attest assets of McGladrey & Pullen, LLP. The purchase price was $240,000 in cash payments over four years and the assumption of certain pension liabilities with a present value, at the date of acquisition, of $52,728. The purchase agreement also provides for possible future contingent consideration based on a calculation of earnings in year two, three and four after the acquisition and such consideration will be treated as purchase price when paid. In addition, the Company made cash payments of $65,453 for outstanding accounts receivable and work-in-process that have been repaid to the Company as RSM McGladrey collected these amounts in the ordinary course of business. The acquisition was accounted for as a purchase, and accordingly, RSM McGladrey's results are included since the date of acquisition. The present value of the additional cash payments due over four years, the present value of the pension liability and other liabilities assumed of $206,784, were treated as noncash investing activities in the consolidated statement of cash flows for the year ended April 30, 2000. The excess of cost over the fair value of net tangible assets acquired was $242,266 and is being amortized on a straight-line basis over periods up to 20 years.
     During fiscal year 2000, the Company acquired several accounting firms. The purchase prices aggregated $18,494. Each acquisition was accounted for as a purchase and, accordingly, results for each acquisition are included since the date of acquisition. The excess of cost over fair value of net tangible assets acquired was $17,914 and is being amortized on a straight-line basis over periods up to 20 years.
     On October 7, 1999, the Company acquired one of its major tax franchises. The Company issued 475,443 shares of its common stock from treasury, with a value of $21,000, for the purchase. The acquisition was accounted for as a purchase and, accordingly, its results are included since the date of acquisition. The issuance of Common Stock was treated as a noncash investing activity in the consolidated statement of cash flows for the year ended April 30, 2000. The excess of cost over fair value of net tangible assets acquired was $34,919 and is being amortized on a straight-line basis over 15 years.
     During fiscal year 1999, the Company acquired six regional accounting firms and several smaller market firms. The purchase prices aggregated $102,285. Each acquisition was accounted for as a purchase and, accordingly, results for each acquisition are included since the date of acquisition. The excess of cost over fair value of net tangible assets acquired was $98,012 and is being amortized on a straight-line basis over periods up to 20 years.
     On March 5, 1999, the Company acquired Assurance Mortgage Corporation of America (now H&R Block Mortgage Corporation), a company engaged in the origination and sale of conventional mortgage loans. The Company issued 268,325 shares of its Common Stock from treasury, with a value of $11,860, for the purchase. The acquisition was accounted for as a purchase and, accordingly, its results are included since the date of acquisition. The issuance of Common Stock was treated as a noncash investing activity in the consolidated statement of cash flows for the year ended April 30, 1999. The excess of cost over fair value of net tangible assets acquired was $21,710 and is being amortized on a straight-line basis over 15 years.
     During fiscal 2001, 2000 and 1999, the Company made other acquisitions which were accounted for as purchases. Their operations, which are not material, are included in the consolidated statements of earnings since the date of acquisition.

SALE OF SUBSIDIARIES
On December 31, 2000, the Company completed the sale of the assets of KSM Business Services, part of the Company's Business services segment. The Company recorded a gain before taxes of $2,040 on the transaction.
     In March 2000, the Company sold certain assets related to its mortgage operations. The Company recorded a pretax loss of $14,501 on the transaction, included in other expenses on the consolidated statements of earnings for the year ended April 30, 2000.
     On January 29, 1999, the Company completed the sale of its credit card portfolio. The Company recorded a $20,939 loss, net of taxes, on the transaction. The consolidated statements of earnings reflect the Company's Credit card operations segment as discontinued operations. Revenues from discontinued operations for the year ended April 30, 1999 were $24,143.

COMMITMENTS AND CONTINGENCIES
Substantially all of the operations of the Company's subsidiaries are conducted in leased premises. Most of the operating leases are for a one-year period with renewal options of one to three years and provide for fixed monthly rentals. Lease commitments at April 30, 2001, for fiscal 2002, 2003, 2004, 2005 and 2006 aggregated $148,915, $103,153, $65,114, $29,073 and $13,074, respectively, with no significant commitments

ONE TO ONE | H&R BLOCK | 2001                                               51
extending beyond that period of time. The Company's rent expense for the years 2001, 2000 and 1999 aggregated $156,325, $135,823 and $99,654, respectively.
     Prior to March 31, 1999, the Company was obligated to purchase 60% of the mortgage loan volume which met certain criteria as established by the Company from a 40%-owned affiliate. The Company obtained majority ownership of this affiliate on March 31, 1999. From May 1, 1998 to March 31, 1999 the Company had purchased $312,173 of such loans.
     The Company has commitments to fund mortgage loans to customers as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. The commitments to fund loans amounted to $1,518,456 and $546,473 at April 30, 2001 and 2000, respectively. External market forces impact the probability of commitments being exercised, and therefore, total commitments outstanding do not necessarily represent future cash requirements.
     At April 30, 2001, the Company maintained a $1,860,000 backup credit facility to support various financial activities conducted by its subsidiaries through a commercial paper program. The annual commitment fee required to support the availability of this facility is nine and one-half basis points per annum on the unused portion of the facility. Among other provisions, the credit agreement limits the Company's indebtedness.
     The Company maintains a revolving credit facility in Canada to support a commercial paper program with varying borrowing levels throughout the year, reaching its peak during January through April for the Canadian tax season.
     The Company is responsible for servicing mortgage loans for others of $12,329,021, subservicing loans of $5,872,902, and the master servicing of $538,169 previously securitized mortgage loans held in trust at April 30, 2001. Fiduciary bank accounts that are maintained on behalf of investors and for impounded collections were $279,381 at April 30, 2001. These bank accounts are not assets of the Company and are not reflected in the accompanying consolidated financial statements.
     As of April 30, 2001, the Company had provided clearing organizations with bank letters of credit totaling $68,000 that satisfied margin deposit requirements of $63,812. These letters of credit are collateralized by customers' margin securities.
     The Company is required, in the event of non-delivery of customers' securities owed to it by other broker-dealers or by its customers, to purchase identical securities in the open market. Such purchases could result in losses not reflected in the accompanying consolidated financial statements.
     The Company monitors the credit standing of brokers and dealers and customers with whom it does business. In addition, the Company monitors the market value of collateral held and the market value of securities receivable from others, and seeks to obtain additional collateral if insufficient protection against loss exists.
     The Company has commitments to fund certain attest entities, that are not consolidated, related to accounting firms it has acquired. The Company is also committed to loan up to $40,000 to McGladrey & Pullen, LLP on a revolving basis through July 31, 2004, subject to certain termination clauses. This revolving facility bears interest at prime rate plus four and one-half percent on the outstanding amount and a commitment fee of one-half percent per annum on the unused portion of the commitment.
     The Company is involved in various legal proceedings which are ordinary routine litigation incident to its business, many of which are covered in whole or in part by insurance. It is the Company's policy to accrue for amounts related to these legal matters if it is probable that a liability has been incurred and an amount is reasonably estimable.
     Under the Company's Guarantee and Peace of Mind programs, the Company may be liable for certain interest, penalties and/or additional taxes due. The Company is effectively self-insured related to these risks and claims made in excess of self-insurance levels are fully insured by a third-party carrier.
     At April 30, 2001 the Company has provided for the settlement of a class action lawsuit involving the Company's broker-dealer. In the settlement agreement, the Company admits to no wrongdoing.
     In the regular course of business, the Company is subject to routine examinations by Federal, state and local taxing authorities. In management's opinion, the disposition of matters raised by such taxing authorities, if any, in such tax examinations would not have a material adverse impact on the Company's consolidated financial position or results of operations.
     CompuServe, certain current and former officers and directors of CompuServe and the Company were named as defendants in six lawsuits


52                                               ONE TO ONE | H&R BLOCK | 2001
pending before the state and Federal courts in Columbus, Ohio. All suits alleged similar violations of the Securities Act of 1933 based on assertions of omissions and misstatements of fact in connection with CompuServe's public filings related to its initial public offering in April 1996. One state lawsuit brought by the Florida State Board of Administration also alleged certain oral omissions and misstatements in connection with such offering. Relief sought in the lawsuits was unspecified, but included pleas for rescission and damages.
     In July 2000, the class representatives and the defendants in the class action pending in state court, by their authorized counsel, entered into a Stipulation of Settlement, pursuant to which the defendants were required to pay a gross settlement amount of $9,500 in exchange for dismissal of the class action suit and a release of all claims. The court preliminarily approved the settlement in August 2000 and notices to the class were mailed and published. The fairness hearing relating to the settlement was held on November 30, 2000, and the court issued its order approving the settlement. Payment of plaintiffs' attorneys' fees and expenses were to be paid out of the gross settlement fund. The gross settlement fund was paid in its entirety by the Company's insurance carrier. The Stipulation and payment of the gross settlement fund are not admissions of the validity of any claim or any fact alleged by the plaintiffs and defendants continue to deny any wrongdoing and any liability. The Stipulation states that the defendants consider it desirable to settle to avoid further expense, inconvenience, and delay, and put to rest all controversy concerning all claims.
     The Florida State Board of Administration opted out of the class action settlement and that litigation continues separately from the state court class action. The parties have reached a settlement that will dispose of the case in its entirety with no material adverse impact on the Company's consolidated financial position or results of operations.

FINANCIAL INSTRUMENTS
The Company utilizes forward contracts on FNMA mortgage-backed securities to reduce the interest rate risk related to its fixed rate mortgage portfolio. The position on certain or all of the fixed rate mortgages is closed, on standard Public Securities Association ("PSA") settlement dates, when the Company enters into a forward commitment to sell those mortgages or decides to securitize the mortgages. These instruments are carried at market value and changes in the fair market value are recorded in revenues on the consolidated statements of earnings. There were no FNMA contracts at April 30, 2001.
     The Company purchases these instruments from certain broker-dealer counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.
     The Company is exposed to on-balance sheet credit risk related to its receivables. Mortgage loans made to subprime borrowers present a higher level of risk of default than conforming loans. These loans also involve additional liquidity risk due to a more limited secondary market than conforming loans. While the Company believes that the underwriting procedures and appraisal processes it employs enable it to mitigate these risks, no assurance can be given that such procedures or processes will be adequate protection against these risks. The Company is exposed to off-balance sheet credit risk related to mortgage loan receivables which the Company has committed to fund.

SUBSEQUENT EVENT (UNAUDITED)
On June 20, 2001, the Company's Board of Directors declared a two-for-one stock split of its Common Stock in the form of a 100% stock distribution effective August 1, 2001, to shareholders of record as of the close of business on July 10, 2001. Common Stock outstanding, giving retroactive effect to the stock split at April 30, 2001 and 2000 would be 217,945,398 shares. Pro forma Common Stock and retained earnings at April 30, 2001 would be $2,179 and $1,449,022, respectively.


ONE TO ONE | H&R BLOCK | 2001                                               53

Pro forma net earnings per share are as follows:

Year Ended April 30                                             2001      2000      1999
----------------------------------------------------------------------------------------
Basic net earning per share:
    Net earnings from continuing operations                 $   1.51  $   1.29  $   1.19
    Net loss from discontinued operations                          -         -      (.11)
    Cumulative effect of change in accounting principle          .02         -         -
                                                            ----------------------------
    Net earnings                                            $   1.53  $   1.29  $   1.08
                                                            ============================
Diluted net earnings per share:
    Net earnings from continuing operations                 $   1.50  $   1.27  $   1.18
    Net loss from discontinued operations                          -         -      (.11)
    Cumulative effect of change in accounting principle          .02         -         -
                                                            ----------------------------
    Net earnings                                            $   1.52  $   1.27  $   1.07
------------------------------------------------------------============================

QUARTERLY FINANCIAL DATA (UNAUDITED)

                                               Fiscal 2001 Quarter Ended
                                   April 30,     Jan. 31,     Oct. 31,      July 31,
                                        2001         2001         2000          2000
------------------------------------------------------------------------------------
Revenues                          $1,703,991   $  656,000   $  337,474    $  304,110
                                  --------------------------------------------------
Earnings (loss) before
 income taxes (benefits)             641,635        7,792      (86,356)      (89,993)
Taxes (benefits) on earnings         267,946        3,332      (36,701)      (38,247)
                                  --------------------------------------------------
Net earnings (loss) before
 change in accounting                373,689        4,460      (49,655)      (51,746)
Cumulative effect of change
 in accounting principle               4,414            -            -             -
                                  --------------------------------------------------
Net earnings (loss)               $  378,103   $    4,460   $  (49,655)   $  (51,746)
                                  ==================================================

Basic net earnings per share:
    Net earnings (loss) before
     change in accounting         $     4.08   $      .05   $     (.54)   $     (.55)
                                  ==================================================
    Net earnings (loss)           $     4.13   $      .05   $     (.54)   $     (.55)
                                  ==================================================

Diluted net earnings per share:
    Net earnings (loss) before
     change in accounting         $     4.00   $      .05   $     (.54)   $     (.55)
                                  ==================================================
    Net earnings (loss)           $     4.05   $      .05   $     (.54)   $     (.55)
----------------------------------==================================================

                                               Fiscal 2000 Quarter Ended
                                   April 30,     Jan. 31,     Oct. 31,      July 31,
                                        2000         2000         1999          1999
------------------------------------------------------------------------------------
Revenues                          $1,607,930   $  512,507   $  209,946    $  121,560
                                  --------------------------------------------------
Earnings (loss) before
 income taxes (benefits)             557,743      (13,523)     (72,157)      (59,797)
Taxes (benefits) on earnings         216,962       (6,448)     (27,420)      (22,723)
                                  --------------------------------------------------
Net earnings (loss) before
 change in accounting                340,781       (7,075)     (44,737)      (37,074)
Cumulative effect of change
 in accounting principle                   -            -            -             -
                                  --------------------------------------------------
Net earnings (loss)               $  340,781   $   (7,075)  $  (44,737)   $  (37,074)
                                  ==================================================
Basic net earnings per share:
    Net earnings (loss) before
     change in accounting         $     3.47   $     (.07)  $     (.46)   $     (.38)
                                  ==================================================
    Net earnings (loss)           $     3.47   $     (.07)  $     (.46)   $     (.38)
                                  ==================================================

Diluted net earnings per share:
    Net earnings (loss) before
     change in accounting         $     3.45   $     (.07)  $     (.46)   $     (.38)
                                  ==================================================
    Net earnings (loss)           $     3.45   $     (.07)  $     (.46)   $     (.38)
----------------------------------==================================================


     The accumulation of four quarters in fiscal 2001 and 2000 for net earnings per share does not equal the related per share amounts for the years ended April 30, 2001 and 2000 due to the repurchase of treasury shares, the timing of the exercise of stock options, and the antidilutive effect of stock options in the first three quarters.
     Quarterly results for the fiscal year ended April 30, 2001 in the table above have been adjusted to reflect the implementation of SAB 101. The cumulative effect of this change for periods prior to April 30, 2001 of $(1,185), net of income taxes, is included in the third quarter of fiscal 2001. There is no year-to-date effect of implementation. The effect of the implementation of SAB 101 on third quarter revenues and net earnings before the change in accounting principle follows:



54                                                ONE TO ONE | H&R BLOCK | 2001

                                               SAB 101 Implementation
                                           ------------------------------
                                             3 months ended Jan. 31, 2001
                                           10-Q Reported         Restated
-------------------------------------------------------------------------
Revenues                                        $661,354         $656,000
Net earnings before change in accounting           5,645            4,460
-------------------------------------------------------------------------

SEGMENT INFORMATION
The principal business activity of the Company's operating subsidiaries is providing tax and financial services to the general public. Management has determined the reportable segments identified below according to differences in types of services, geographic locations, and how operational decisions are made. In the third quarter of fiscal 2001, management re-evaluated its reportable operating segments to more closely reflect how the business is now analyzed and evaluated. As a result, the Company's Financial services segment is now separated into Mortgage operations and Investment services. Geographical information is presented within the segment data below. A majority of the foreign countries in which subsidiaries of the Company operate, which are individually immaterial, are included in International tax operations. Included below is the financial information on each segment that is used by management to evaluate the segment's results. The Company operates in the following reportable segments:
     U.S. TAX OPERATIONS: This segment is primarily engaged in providing tax return preparation, filing, and related services to the general public in the United States. Tax-related service revenues include fees from company-owned tax offices and royalties from franchised offices. This segment participates in the refund anticipation loan products offered by a third-party lending institution to tax clients. This segment includes the Company's tax preparation software - Kiplinger TaxCut(R) from H&R Block, and other personal productivity software offered to the general public and offers online tax preparation through a tax preparer (whereby the client fills out an online tax organizer and sends it to a tax preparer for preparation), online do-it-yourself-tax preparation, online professional tax review and online tax advice to the general public through the hrblock.com website. Revenues of this segment are seasonal in nature.
     INTERNATIONAL TAX OPERATIONS: This segment is primarily engaged in providing local tax return preparation, filing, and related services to the general public in Canada, Australia and the United Kingdom. In addition, International tax operations has franchise offices in 9 countries that prepare U.S. tax returns for U.S. citizens living abroad. Tax-related service revenues include fees from company-owned tax offices and royalties from franchised offices. Revenues of this segment are seasonal in nature.
     MORTGAGE OPERATIONS: This segment is primarily engaged in the origination, servicing, and sale of nonconforming and conforming mortgage loans to the general public in the United States. This segment mainly offers a flexible product line to borrowers who are creditworthy but do not meet traditional underwriting criteria through a network of 16,453 mortgage brokers. Conforming mortgage loan products, as well as the same flexible product line available through brokers are offered through 22 H&R Block Financial Centers and 9 H&R Block Mortgage Corporation retail offices.
     INVESTMENT SERVICES: This segment is primarily engaged in offering full service investment opportunities to the general public. This segment essentially consists of H&R Block Financial Advisors, Inc. (formally OLDE Discount Corporation), a full-service discount securities broker. Financial planning and investment advice are offered through 105 H&R Block Financial Centers, 75 H&R Block Financial Advisors offices and 345 tax offices, and stocks, bonds, mutual funds and other products and securities are offered through a nationwide network of 1,690 registered representatives, at the same locations.
     BUSINESS SERVICES: This segment is primarily engaged in providing accounting, tax and consulting services to business clients and tax, estate planning, financial planning, wealth management and insurance services to individuals. This segment offers services through 100 offices located throughout the United States. Revenues of this segment are seasonal in nature.
     IDENTIFIABLE ASSETS: Identifiable assets are those assets, including the excess of cost over fair value of net tangible assets acquired, associated with each reportable segment. The remaining assets are classified as corporate assets and consist primarily of cash, marketable securities and corporate equipment.





ONE TO ONE | H&R BLOCK | 2001                                                55

Information concerning the Company's operations by reportable segment as of and for the years ended April 30, 2001, 2000 and 1999 is as follows:

                                                     2001           2000           1999
---------------------------------------------------------------------------------------
REVENUES:
    U.S. tax operations                       $ 1,654,123    $ 1,431,085    $ 1,258,269
    International tax operations                   79,568         81,518         74,714
    Mortgage operations                           415,802        355,429        255,944
    Investment services                           472,425        268,376          3,989
    Business services                             373,820        310,867         47,341
    Unallocated corporate                           5,837          4,668          4,408
                                              -----------------------------------------
Total revenues                                $ 3,001,575    $ 2,451,943    $ 1,644,665
                                              =========================================

EARNINGS FROM CONTINUING OPERATIONS:
    U.S. tax operations                       $   433,514    $   319,992    $   314,113
    International tax operations                    7,678          4,869          2,514
    Mortgage operations                           139,036         88,574         62,749
    Investment services                            12,689         41,226         (1,623)
    Business services                              17,045         17,111          7,121
    Unallocated corporate                         (37,527)       (22,476)       (20,729)
    Interest expense on acquisition debt          (98,759)       (56,118)       (17,757)
                                              -----------------------------------------
                                                  473,676        393,178        346,388
    Investment income, net                          5,977          9,840         32,234
    Intercompany interest                          (6,575)         9,248          4,919
                                              -----------------------------------------
Earnings from continuing operations before
  income taxes                                $   473,078    $   412,266    $   383,541
                                              =========================================

DEPRECIATION AND AMORTIZATION:
    U.S. tax operations                       $    73,604    $    66,523    $    49,380
    International tax operations                    5,011          5,494          5,741
    Mortgage operations                            22,715         20,311         15,764
    Investment services                            65,384         25,663            204
    Business services                              38,772         29,060          3,340
    Unallocated corporate                             122            167            176
                                              -----------------------------------------
Total depreciation and amortization           $   205,608    $   147,218    $    74,605
                                              =========================================

IDENTIFIABLE ASSETS:
    U.S. tax operations                       $   334,030    $   348,726    $   268,650
    International tax operations                   42,627         59,725         55,684
    Mortgage operations                           938,379        685,292      1,033,261
    Investment services                         2,011,517      3,678,614          5,648
    Business services                             575,998        517,134        146,252
    Unallocated corporate                         219,073        423,378        400,681
                                              -----------------------------------------
Total assets                                  $ 4,121,624    $ 5,712,869    $ 1,910,176
                                              =========================================

CAPITAL EXPENDITURES:
    U.S. tax operations                       $    42,260    $    95,338    $    72,325
    International tax operations                    2,328          3,641          7,857
    Mortgage operations                            34,423         15,915          8,754
    Investment services                             3,557         21,582            611
    Business services                               9,762          9,065          1,778
    Unallocated corporate                              81            212             80
                                              -----------------------------------------
Total capital expenditures                    $    92,411    $   145,753    $    91,405
----------------------------------------------=========================================




56                                               ONE TO ONE | H&R BLOCK | 2001

CONDENSED CONSOLIDATING FINANCIAL STATEMENTS
Block Financial Corporation ("BFC") is an indirect, wholly owned subsidiary of the Company. BFC is the Issuer and the Company is the Guarantor of the $250,000 6 3/4 % Senior Notes issued on October 21, 1997 and of the $500,000 8 1/2 % Senior Notes issued on April 13, 2000. The Company's guarantee is full and unconditional. The following condensed consolidating financial statements present separate information for BFC, for the Company and for the Company's other subsidiaries, and should be read in conjunction with the consolidated financial statements of the Company.
     These condensed consolidating financial statements have been prepared using the equity method of accounting. Earnings of subsidiaries are, therefore, reflected in the Company's investment in subsidiaries account. The elimination entries eliminate investments in subsidiaries, related stockholder's equity and other intercompany balances and transactions.

CONDENSED CONSOLIDATING STATEMENT OF EARNINGS
 Year Ended April 30, 2001

                                         H&R Block, Inc.          BFC               Other                           Consolidated
                                           (Guarantor)     (Subsidiary Issuer)   Subsidiaries     Eliminations        H&R Block
---------------------------------------------------------------------------------------------------------------------------------
Total revenues                            $         -        $ 1,087,471          $ 1,926,020     $   (11,916)        $ 3,001,575
                                          =======================================================================================
Expenses:
    Compensation & benefits                         -            299,263              893,031               -           1,192,294
    Occupancy & equipment                           -             56,093              227,088               -             283,181
    Interest                                        -            223,816               18,735               -             242,551
    Depreciation & amortization                     -             90,660              114,948               -             205,608
    Marketing & advertising                         -             45,440               98,576            (457)            143,559
    Supplies, freight & postage                     -             20,949               49,491               -              70,440
    Other                                           -            240,474              170,086         (11,684)            398,876
                                          ---------------------------------------------------------------------------------------
                                                    -            976,695            1,571,955         (12,141)          2,536,509
Operating earnings                                  -            110,776              354,065             225             465,066
Other income, net                             480,209                (29)               8,041        (480,209)              8,012
                                          ---------------------------------------------------------------------------------------
Earnings before income taxes                  480,209            110,747              362,106        (479,984)            473,078
Taxes on earnings                             199,047             61,814              134,430        (198,961)            196,330
                                          ---------------------------------------------------------------------------------------
Net earnings from continuing operations
 before change in accounting principle        281,162             48,933              227,676        (281,023)            276,748
Change in accounting principle                      -              4,414                    -               -               4,414
                                          ---------------------------------------------------------------------------------------
Net earnings                              $   281,162        $    53,347          $   227,676     $  (281,023)        $   281,162
------------------------------------------=======================================================================================




ONE TO ONE | H&R BLOCK | 2001                                               57

CONDENSED CONSOLIDATING STATEMENT OF EARNINGS
 Year Ended April 30, 2000

                                         H&R Block, Inc.          BFC               Other                          Consolidated
                                           (Guarantor)     (Subsidiary Issuer)   Subsidiaries     Eliminations        H&R Block
-------------------------------------------------------------------------------------------------------------------------------
Total revenues                           $         -          $   761,908          $ 1,701,325    $   (11,290)      $ 2,451,943
                                         ======================================================================================
Expenses:
    Compensation & benefits                        -              199,124              764,412              -           963,536
    Occupancy & equipment                          -               29,264              223,907              -           253,171
    Interest                                       -              156,123               (1,096)             -           155,027
    Depreciation & amortization                    -               47,510               99,708              -           147,218
    Marketing & advertising                        -               49,099               91,584              -           140,683
    Supplies, freight & postage                    -               11,490               53,109              -            64,599
    Other                                          -              158,200              178,711        (11,290)          325,621
                                         --------------------------------------------------------------------------------------
                                                   -              650,810            1,410,335        (11,290)        2,049,855
Operating earnings                                 -              111,098              290,990              -           402,088
Other income, net                            412,266                  113               10,065       (412,266)           10,178
                                         --------------------------------------------------------------------------------------
Earnings before income taxes                 412,266              111,211              301,055       (412,266)          412,266
Taxes on earnings                            160,371               52,494              107,877       (160,371)          160,371
                                         --------------------------------------------------------------------------------------
Net earnings                             $   251,895          $    58,717          $   193,178    $  (251,895)      $   251,895
-----------------------------------------======================================================================================


CONDENSED CONSOLIDATING STATEMENT OF EARNINGS
 Year Ended April 30, 1999

                                         H&R Block, Inc.          BFC               Other                          Consolidated
                                           (Guarantor)     (Subsidiary Issuer)   Subsidiaries     Eliminations        H&R Block
-------------------------------------------------------------------------------------------------------------------------------
Total revenues                           $         -          $   386,938          $ 1,270,441    $   (12,714)      $ 1,644,665
                                         ======================================================================================
Expenses:
    Compensation & benefits                        -               71,670              539,196              -           610,866
    Occupancy & equipment                          -               10,740              171,961              -           182,701
    Interest                                       -               72,034               (2,696)             -            69,338
    Depreciation & amortization                    -               16,604               58,001              -            74,605
    Marketing & advertising                        -               18,512               71,544              -            90,056
    Supplies, freight & postage                    -                4,821               52,336              -            57,157
    Other                                          -              123,138               94,444        (12,714)          204,868
                                          -------------------------------------------------------------------------------------
                                                   -              317,519              984,786        (12,714)        1,289,591
Operating earnings                                 -               69,419              285,655              -           355,074
Other income, net                            346,772               (3,777)              32,244       (346,772)           28,467
                                         --------------------------------------------------------------------------------------
Earnings before income taxes                 346,772               65,642              317,899       (346,772)          383,541
Taxes on earnings                            131,406               23,933              121,813       (131,406)          145,746
                                         --------------------------------------------------------------------------------------
Net earnings from continuing operations      215,366               41,709              196,086       (215,366)          237,795
Discontinued operations                            -              (22,429)                   -              -           (22,429)
                                         --------------------------------------------------------------------------------------
Net earnings                             $   215,366          $    19,280          $   196,086    $  (215,366)      $   215,366
-----------------------------------------======================================================================================



58                                              ONE TO ONE | H&R BLOCK | 2001

CONDENSED CONSOLIDATING BALANCE SHEET
 April 30, 2001

                                         H&R Block, Inc.          BFC               Other                          Consolidated
                                           (Guarantor)     (Subsidiary Issuer)   Subsidiaries     Eliminations        H&R Block
-------------------------------------------------------------------------------------------------------------------------------
Cash & cash equivalents                  $         -          $   167,139          $   104,674    $         -       $   271,813
Receivables from customers, brokers,
    dealers and clearing organizations             -            1,310,804                    -              -         1,310,804
Receivables                                        -              172,409              200,814              -           373,223
Excess of cost over fair value of net
    tangible assets acquired                       -              573,691              478,135              -         1,051,826
Investment in subsidiaries                 2,452,643                  215                  262     (2,452,643)              477
Other assets                                       -              720,004              394,431           (954)        1,113,481
                                         --------------------------------------------------------------------------------------
    Total assets                         $ 2,452,643          $ 2,944,262          $ 1,178,316    $(2,453,597)      $ 4,121,624
                                         ======================================================================================

Notes payable                            $         -          $        -           $         -    $         -       $         -
Accounts payable to customers, brokers
    and dealers                                    -            1,058,000                    -              -         1,058,000
Long-term debt                                     -              746,250              124,724              -           870,974
Other liabilities                              4,763              228,847              782,058          3,241         1,018,909
Net intercompany advances                  1,274,139              637,487           (1,907,206)        (4,420)                -
Stockholders' equity                       1,173,741              273,678            2,178,740     (2,452,418)        1,173,741
                                         --------------------------------------------------------------------------------------
    Total liabilities and stockholders'
     equity                              $ 2,452,643          $ 2,944,262          $ 1,178,316    $(2,453,597)      $ 4,121,624
-----------------------------------------======================================================================================




CONDENSED CONSOLIDATING BALANCE SHEET
 April 30, 2000

                                         H&R Block, Inc.          BFC               Other                          Consolidated
                                           (Guarantor)     (Subsidiary Issuer)   Subsidiaries     Eliminations        H&R Block
-------------------------------------------------------------------------------------------------------------------------------
Cash & cash equivalents                  $         -          $   256,823          $   123,078    $         -       $   379,901
Receivables from customers, brokers,
    dealers and clearing organizations             -            2,857,379                    -              -         2,857,379
Receivables                                        -              257,987              176,735              -           434,722
Excess of cost over fair value of net
    tangible assets acquired                       -              620,780              474,294              -         1,095,074
Investment in subsidiaries                 2,188,835                  615                  903     (2,188,835)            1,518
Other assets                                       -              565,741              377,867            667           944,275
                                         --------------------------------------------------------------------------------------
    Total assets                         $ 2,188,835          $ 4,559,325          $ 1,152,877    $(2,188,168)      $ 5,712,869
                                         ======================================================================================

Notes payable                            $         -          $   283,797          $         -    $         -       $   283,797
Accounts payable to customers, brokers
    and dealers                                    -            2,570,200                    -              -         2,570,200
Long-term debt                                     -              745,600              126,796              -           872,396
Other liabilities                              4,763              174,697              604,483        (16,056)          767,887
Net intercompany advances                    965,483              559,843           (1,542,049)        16,723                 -
Stockholders' equity                       1,218,589              225,188            1,963,647     (2,188,835)        1,218,589
                                         --------------------------------------------------------------------------------------
    Total liabilities and stockholders'
     equity                              $ 2,188,835          $ 4,559,325          $ 1,152,877    $(2,188,168)      $ 5,712,869
-----------------------------------------======================================================================================



ONE TO ONE | H&R BLOCK | 2001                                               59

CONDENSED CONSOLIDATING BALANCE SHEET
 April 30, 1999

                                                    H&R Block, Inc.        BFC              Other                    Consolidated
                                                      (Guarantor)   (Subsidiary Issuer)  Subsidiaries  Eliminations    H&R Block
----------------------------------------------------------------------------------------------------------------------------------
Cash & cash equivalents                              $          -     $     16,026       $    177,214  $         -    $    193,240
Receivables                                                     -          686,602             56,699            -         743,301
Excess of cost over fair value of net
    tangible assets acquired                                    -          189,784            215,750            -         405,534
Investment in subsidiaries                              1,902,665            1,490                226   (1,902,665)          1,716
Other assets                                                    -          229,016            337,369            -         566,385
                                                     -----------------------------------------------------------------------------
    Total assets                                     $  1,902,665     $  1,122,918       $    787,258  $(1,902,665)   $  1,910,176
                                                     =============================================================================

Notes payable                                        $          -     $     71,939       $          -  $         -    $     71,939
Long-term debt                                                  -          249,725                  -            -         249,725
Other liabilities                                           4,764           84,029            437,732            -         526,525
Net intercompany advances                                 835,914          552,301         (1,388,215)           -               -
Stockholders' equity                                    1,061,987          164,924          1,737,741   (1,902,665)      1,061,987
                                                     -----------------------------------------------------------------------------
    Total liabilities and stockholders'
     equity                                          $  1,902,665     $  1,122,918       $    787,258  $(1,902,665)   $  1,910,176
-----------------------------------------------------=============================================================================



CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
 Year Ended April 30, 2001

                                                    H&R Block, Inc.        BFC              Other                    Consolidated
                                                      (Guarantor)   (Subsidiary Issuer)  Subsidiaries  Eliminations    H&R Block
----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities            $      2,235     $   (186,171)      $    479,451  $         -    $    295,515
                                                     -----------------------------------------------------------------------------
Cash flows from investing activities:
    Purchases of available-for-sale securities                  -                -            (10,636)           -         (10,636)
    Maturities of available-for-sale securities                 -           16,024              5,500            -          21,524
    Sales of available-for-sale securities                      -          319,620             36,572            -         356,192
    Purchases of property and equipment, net                    -          (33,004)           (57,029)           -         (90,033)
    Payments made for business acquisitions                     -                -            (21,143)           -         (21,143)
    Proceeds from sale of subsidiary                            -                -             23,200            -          23,200
    Net intercompany advances                             308,656           77,644           (386,300)           -               -
    Other, net                                                  -                -            (20,497)           -         (20,497)
                                                     -----------------------------------------------------------------------------
Net cash provided by (used in) investing activities       308,656          380,284           (430,333)           -         258,607
                                                     ---------------------------------------------------------------- ------------
Cash flows from financing activities:
    Repayments of notes payable                                 -      (18,219,741)                 -            -     (18,219,741)
    Proceeds from issuance of notes payable                     -       17,935,944                  -            -      17,935,944
    Payments on acquisition debt                                -                -            (68,743)           -         (68,743)
    Dividends paid                                       (108,374)               -                  -            -        (108,374)
    Payments to acquire treasury shares                  (222,895)               -                  -            -        (222,895)
    Proceeds from stock options exercised                  19,550                -                  -            -          19,550
    Other, net                                                828                -              1,221            -           2,049
                                                     -----------------------------------------------------------------------------
Net cash used in financing activities                    (310,891)        (283,797)           (67,522)           -        (662,210)
                                                     -----------------------------------------------------------------------------
Net decrease in cash & cash equivalents                         -          (89,684)           (18,404)           -        (108,088)
Cash & cash equivalents at beginning of the year                -          256,823            123,078            -         379,901
                                                     -----------------------------------------------------------------------------
Cash & cash equivalents at end of the year           $          -     $    167,139       $    104,674  $         -    $    271,813
-----------------------------------------------------=============================================================================



60                                               ONE TO ONE | H&R BLOCK | 2001

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
 Year Ended April 30, 2000


                                                    H&R Block, Inc.        BFC              Other                    Consolidated
                                                      (Guarantor)   (Subsidiary Issuer)  Subsidiaries  Eliminations    H&R Block
----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities            $      3,736     $    176,517       $    310,325  $         -    $    490,578
                                                     -----------------------------------------------------------------------------
Cash flows from investing activities:
    Purchases of available-for-sale securities                  -                -            (14,281)           -         (14,281)
    Maturities of available-for-sale securities                 -           10,845             57,416            -          68,261
    Sales of available-for-sale securities                      -          191,839             19,997            -         211,836
    Purchases of property and equipment, net                    -          (36,481)          (105,375)           -        (141,856)
    Payments made for business acquisitions                     -         (817,587)          (154,215)           -        (971,802)
    Net intercompany advances                             119,697            8,081           (127,778)           -               -
    Other, net                                                  -              (75)            (6,430)           -          (6,505)
                                                     -----------------------------------------------------------------------------
Net cash used in investing activities                     119,697         (643,378)          (330,666)           -        (854,347)
                                                     -----------------------------------------------------------------------------
Cash flows from financing activities:
    Repayments of notes payable                                 -      (50,800,661)                 -            -     (50,800,661)
    Proceeds from issuance of notes payable                     -       51,012,519                  -            -      51,012,519
    Proceeds from issuance of long-term debt                    -          495,800                  -            -         495,800
    Payments on acquisition debt                                -                -             (4,730)           -          (4,730)
    Dividends paid                                       (105,480)               -                  -            -        (105,480)
    Payments to acquire treasury shares                   (50,654)               -                  -            -         (50,654)
    Proceeds from stock options exercised                  36,958                -                  -            -          36,958
    Other, net                                             (4,257)               -            (29,065)           -         (33,322)
                                                     -----------------------------------------------------------------------------
Net cash provided by (used in) financing activities      (123,433)         707,658            (33,795)           -         550,430
                                                     -----------------------------------------------------------------------------
Net increase (decrease) in cash & cash equivalents              -          240,797            (54,136)           -         186,661
Cash & cash equivalents at beginning of the year                -           16,026            177,214            -         193,240
                                                     -----------------------------------------------------------------------------
Cash & cash equivalents at end of the year           $          -     $    256,823       $    123,078  $         -    $    379,901
-----------------------------------------------------=============================================================================





ONE TO ONE | H&R BLOCK | 2001                                               61

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
 Year Ended April 30, 1999


                                                    H&R Block, Inc.        BFC              Other                    Consolidated
                                                      (Guarantor)   (Subsidiary Issuer)  Subsidiaries  Eliminations    H&R Block
----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities            $      4,315     $    (77,843)      $    312,802  $         -    $    239,274
                                                     -----------------------------------------------------------------------------
Cash flows from investing activities:
    Purchases of available-for-sale securities                  -                -           (251,627)           -        (251,627)
    Maturities of available-for-sale securities                 -            8,161            211,239            -         219,400
    Sales of available-for-sale securities                      -           90,126            432,126            -         522,252
    Purchases of property and equipment, net                    -           (6,499)           (83,283)           -         (89,782)
    Payments made for business acquisitions                     -                -           (123,657)           -        (123,657)
    Net intercompany advances                             506,211          657,263         (1,163,474)           -               -
    Other, net                                                  -           (3,460)           (22,183)           -         (25,643)
                                                     -----------------------------------------------------------------------------
Net cash provided by (used in) investing activities       506,211          745,591         (1,000,859)           -         250,943
                                                     -----------------------------------------------------------------------------
Cash flows from financing activities:
    Repayments of notes payable                                 -      (17,276,595)                 -            -     (17,276,595)
    Proceeds from issuance of notes payable                     -       16,593,978                  -            -      16,593,978
    Dividends paid                                        (95,004)               -                  -            -         (95,004)
    Payments to acquire treasury shares                  (492,945)               -                  -            -        (492,945)
    Proceeds from stock options exercised                  73,481                -                  -            -          73,481
    Other, net                                              3,942                -             (4,690)           -            (748)
                                                     -----------------------------------------------------------------------------
Net cash used in financing activities                    (510,526)        (682,617)            (4,690)           -      (1,197,833)
                                                     -----------------------------------------------------------------------------
Net decrease in cash & cash equivalents                         -          (14,869)          (692,747)           -        (707,616)
Cash & cash equivalents at beginning of the year                -           30,895            869,961            -         900,856
                                                     -----------------------------------------------------------------------------
Cash & cash equivalents at end of the year           $          -     $     16,026       $    177,214  $         -    $    193,240
-----------------------------------------------------=============================================================================



62                                               ONE TO ONE | H&R BLOCK | 2001

MANAGEMENT'S REPORT & REPORT OF INDEPENDENT ACCOUNTANTS

MANAGEMENT'S REPORT

     The financial information in this Annual Report, including the consolidated financial statements, has been prepared by the management of H&R Block, Inc. Management believes the information presented in the Annual Report is consistent with the financial statements, the financial statements are prepared in accordance with generally accepted accounting principles, and the financial statements do not contain material misstatements due to fraud or error. Where appropriate, the financial statements reflect management's best estimates and judgments.
     Management also is responsible for maintaining a system of internal accounting controls with the objectives of providing reasonable assurance that the Company's assets are safeguarded against material loss from unauthorized use or disposition, and that authorized transactions are properly recorded to permit the preparation of accurate financial data. However, limitations exist in any system of internal controls based on a recognition that the cost of the system should not exceed its benefits. The Company believes its system of accounting controls, of which its internal auditing function is an integral part, accomplishes the stated objectives.
     PricewaterhouseCoopers LLP, independent accountants, audited H&R Block's 2001 and 2000 consolidated financial statements and issued opinions thereon. Their audits were made in accordance with generally accepted auditing standards and included an objective, independent review of the system of internal controls to the extent necessary to express an opinion on the financial statements.
     The Audit Committee of the Board of Directors, composed of outside directors, meets periodically with management, the independent accountants and the internal auditor to review matters relating to the Company's annual financial statements, internal audit activities, internal accounting controls and non-audit services provided by the independent accountants. The independent accountants and the internal auditor have full access to the Audit Committee and meet with it, both with and without management present, to discuss the scope and results of their audits including internal controls, audit and financial matters.


/s/ Mark A. Ernst

Mark A. Ernst
President and Chief Executive Officer

/s/ Frank J. Cotroneo

Frank J. Cotroneo
Senior Vice President and Chief Financial Officer


REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Shareholders
H&R Block, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of H&R Block, Inc. and its subsidiaries (the "Company") at April 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



PricewaterhouseCoopers LLP

Kansas City, Missouri
June 19, 2001



ONE TO ONE | H&R BLOCK | 2001                                                63


 COMMON STOCK DATA
                                        Stock Price              Cash Dividend
                                 -------------------------      ---------------
                                    High            Low         Paid per Share
                                 ---------       ---------      ---------------
2000 FISCAL YEAR:
     Quarter ended 7/31/99       $   58.88       $   45.50       $    .25
     Quarter ended 10/31/99          59.50           38.00            .275
     Quarter ended 1/31/00           49.50           39.88            .275
     Quarter ended 4/30/00           49.50           39.50            .275
2001 FISCAL YEAR:
     Quarter ended 7/31/00       $   42.56       $   26.94       $    .275
     Quarter ended 10/31/00          37.38           31.31            .30
     Quarter ended 1/31/01           44.06           32.81            .30
     Quarter ended 4/30/01           55.00           41.80            .30



 Traded on the New York Stock Exchange; Ticker Symbol: HRB



64                                               ONE TO ONE | H&R BLOCK | 2001

SELECTED FINANCIAL DATA
Amounts in thousands, except per share amounts and number of shareholders


April 30                                                 2001          2000          1999          1998             1997
------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR:
Total revenues                                     $3,001,575    $2,451,943    $1,644,665    $1,269,981       $1,066,410
Net earnings from continuing operations            $  276,748    $  251,895    $  237,795    $  183,788       $  148,132
Net earnings                                       $  281,162    $  251,895    $  215,366    $  392,130       $   47,755

AT YEAR END:
Total assets                                       $4,121,624    $5,712,869    $1,910,176    $2,904,083       $1,707,058
Cash, cash equivalents and marketable securities   $  596,396    $  681,567    $  420,649    $1,590,192       $  539,107
Long-term debt                                     $  870,974    $  872,396    $  249,725    $  249,675       $        -
Stockholders' equity                               $1,173,741    $1,218,589    $1,061,987    $1,341,632       $  999,097
Shares outstanding                                     91,804        98,035        97,629       106,981          104,067
Number of shareholders                                 31,523        33,557        34,624        31,177           33,517

MEASUREMENTS:
Per basic share of common stock:
    Net earnings from continuing operations        $     3.01    $     2.57    $     2.38    $     1.75       $     1.42
    Net earnings                                   $     3.06    $     2.57    $     2.16    $     3.74       $      .46
Per diluted share of common stock:
    Net earnings from continuing operations        $     2.99    $     2.55    $     2.36    $     1.71       $     1.40
    Net earnings                                   $     3.04    $     2.55    $     2.14    $     3.65       $      .45
Other per share data:
    Cash dividends declared                        $ 1.17 1/2    $ 1.07 1/2    $      .95    $      .80       $     1.04
    Net book value                                 $    12.79    $    12.43    $    10.88    $    12.54       $     9.60
Return on total revenues                                  9.2%         10.3%         14.5%         14.5%            13.9%
Return on stockholders' equity                           29.7%         25.1%         22.0%         38.1%             5.2%




ONE TO ONE | H&R BLOCK | 2001                                                65