Form 10-K, Exhibit 13
period 2003-04-30
H&R BLOCK INC
filed 2003-07-16
CIK 12659

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

H&R Block, Inc. (the “Company”) is a diversified company with subsidiaries primarily engaged in the business of providing financial services including tax services, investment and mortgage products and services, and accounting and consulting services. For nearly 50 years, the Company has been developing relationships with millions of tax clients and its strategy is to expand on these relationships.

H&R BLOCK’S MISSION
“To help our clients achieve their financial objectives
by serving as their tax and financial partner.”

H&R BLOCK’S VISION
“To be the world’s leading provider of financial services
through tax and accounting based advisory relationships.”

     Key to achieving the Company’s mission and vision is enhancing client experiences through consistent delivery of valuable services and advice. The Company believes offering advice facilitates a financial partnership and increases client satisfaction and retention. New products and services are continually introduced to try to bring additional value to the overall experience and allow clients to reach their financial objectives. Operating in multiple lines of business allows H&R Block to serve the changing financial needs of all its customers. The Company carries out its mission and vision through the following reportable operating segments:

     U.S. Tax Operations: This segment primarily consists of the Company’s income tax preparation businesses. Retail tax offices served 16.5 million and 17.1 million taxpayers in fiscal years 2003 and 2002, respectively — more than any other personal tax services company. This segment also served 2.1 million and 1.5 million clients through TaxCut® (includes only federal e-filings) and online tax preparation in fiscal years 2003 and 2002, respectively. By offering professional and do-it-yourself tax preparation options, the Company can serve its clients how they choose to be served.

     Mortgage Operations: This segment is primarily engaged in the origination of non-prime mortgage loans, the sale and securitization of mortgage assets (which includes mortgage loans and residual interests), and the servicing of non-prime loans. A key focus of Mortgage Operations is to optimize cash flows from its operations. The Company believes offering mortgage products to other segments’ clients results in added value to the total client experience. This segment sold $17.2 billion and $11.4 billion in loans and recognized 89% and 86% of the gain on sale in cash during fiscal years 2003 and 2002, respectively.

     Business Services: This segment is engaged in providing accounting, tax, consulting, payroll, employee benefits and capital markets services to business clients and tax, financial and estate planning, wealth management and insurance services to individuals.

     The Company continues to focus on establishing core service relationships with middle-market clients by adding non-traditional business and personal services to enhance these client relationships. In doing so, the Company intends to develop Business Services as a leading provider of middle-market professional services.

     Investment Services: This segment is primarily engaged in offering investment services and securities products. Investment Services also offers these services and products to U.S. Tax and Mortgage Operations clients, bringing additional value to the overall client experience.

     International Tax Operations: This segment is primarily engaged in providing local tax return preparation, filing and related services in Canada, Australia and the United Kingdom. In addition, International Tax Operations includes Overseas operations, which consists of company-owned and franchise offices preparing tax returns for U.S. citizens living abroad.

     The analysis that follows should be read in conjunction with the tables below and the consolidated income statements.

Consolidated H&R Block, Inc.

Year Ended April 30	2003	2002	2001

(in 000s, except per share amounts)
REVENUES:
U.S. Tax Operations	$1,859,993	$1,830,752	$1,622,636
Mortgage Operations	1,200,409	734,890	415,802
Business Services	434,140	416,926	386,168
Investment Services	200,794	250,685	472,425
International Tax Operations	85,082	78,710	78,469
Corporate Operations	(651)	5,773	5,837

	$3,779,767	$3,317,736	$2,981,337

INCOME (LOSS):
U.S. Tax Operations	$547,078	$533,468	$434,067
Mortgage Operations	693,950	339,388	137,992
Business Services	(14,118)	22,716	15,953
Investment Services	(128,292)	(54,862)	9,298
International Tax Operations	10,464	7,093	6,024
Corporate Operations	(122,005)	(130,963)	(130,256)

Income before taxes	987,077	716,840	473,078
Income taxes	407,013	282,435	196,330

Net income before change in accounting principle	580,064	434,405	276,748
Cumulative effect of change in accounting principle	—	—	4,414

Net income	$580,064	$434,405	$281,162

Basic earnings per share	$3.23	$2.38	$1.53
Diluted earnings per share	3.15	2.31	1.52

OVERVIEW

A summary of the Company’s fiscal 2003 financial results is as follows:

•	Net earnings were $3.15 per diluted share, an increase of 36.4% over fiscal year 2002.

•	Revenues grew 13.9% over the prior year, primarily due to growth in the Mortgage Operations segment.

•	Clients served in company-owned retail tax offices declined 4.3%, while the average fee per client served increased 6.8%.

•	U.S. Tax Operations’ operating margin improved 30 basis points, from 29.1% to 29.4%.

•	Software and online revenues increased 27% compared to fiscal year 2002.

•	Mortgage originations totaled $16.6 billion for the year as a result of increases in the sales force, in average loan size, in loan applications and an increase in the closing ratio.

•	Gains on sales of mortgage assets reached $775 million, including $131 million realized on the sale of net interest margin (“NIM”) residual interests.

•	The Investment Services segment reported a loss of $128 million as a result of continued low investor confidence and declining market conditions.

U.S. TAX OPERATIONS

This segment is primarily engaged in providing tax return preparation, filing and related services in the United States. Segment revenues include fees earned for tax-related services performed at company-owned tax offices, royalties from franchise offices, sales of tax preparation and other software, fees from online tax preparation, and payments related to refund anticipation loan (“RAL”) participations.

     TaxCut® from H&R Block enables do-it-yourself users to prepare their federal and state tax returns easily and accurately. Several versions of the software are available to suit the needs of individual users, including TaxCut Standard, TaxCut Deluxe (includes free state and electronic filing), TaxCut Platinum for more complex returns and TaxCut Home & Business for small business owners. Other personal productivity software packages are also offered, including H&R Block Deduction Pro, WillPower and Home & Business Attorney.

     Clients also have the option of online do-it-yourself tax preparation, online professional tax review, online tax advice and online tax preparation through a tax professional (whereby the client completes an online tax organizer and sends it to a tax professional for preparation) through the hrblock.com website. During the fiscal 2003 tax season, the Company participated in the newly formed Free File Alliance. This alliance was created by the industry and the Internal Revenue Service (“IRS”), and allows qualified lower-income filers to prepare and file their federal return online at no charge.

     In addition to tax preparation services, U.S. Tax Operations includes the following product offerings:

•	RALs are offered to tax clients by a designated bank through a contractual relationship with Household Tax Masters, Inc. (“Household”).

•	The Peace of Mind (“POM”) program is offered as a separately priced guarantee to tax clients, whereby the Company will assume the cost, subject to certain limits, of additional tax assessments attributable to tax return preparation errors.

•	“EasyPay” revolving loans are offered by Household’s designated bank to those clients whose tax returns reflect a balance due to the IRS through a contractual relationship with Household. The loan has “same as cash” terms for 90 days. Unlike RAL products, the Company does not have a right to purchase a participation interest in these loans.

•	Individual retirement accounts (“Express IRAs”), invested in FDIC-insured money market accounts, are offered to tax clients as a tax savings strategy and as a retirement savings tool.

•	All retail office, software and online tax clients also have the opportunity to receive a free financial plan through H&R Block Financial Advisors, Inc.

U.S. Tax Operations — Operating Statistics

Year Ended April 30	2003	2002(1)	2001(1)

(in 000s, except average fee and offices)
Tax returns prepared:
Company-owned offices	9,995	10,431	10,275
Franchise offices	6,336	6,468	6,167

	16,331	16,899	16,442

Clients served:
Company-owned offices	10,058	10,513	10,425
Franchise offices	6,459	6,635	6,458
E-commerce:
Software (2)	1,244	1,017	989
Online (3)	895	455	275

	18,656	18,620	18,147

Tax returns filed electronically:
Company-owned offices	8,936	9,057	8,635
Franchise offices	5,388	5,222	4,693
E-commerce:
Software (2)	1,244	1,017	989
Online (3)	812	344	207

	16,380	15,640	14,524

Average fee per client served: (7)
Company-owned offices	$138.41	$129.61	$118.19
Franchise offices	118.40	109.51	101.11

	$130.59	$121.83	$111.65

Refund anticipation loans: (4)
Company-owned offices	2,778	2,855	2,476
Franchise offices	1,795	1,773	1,501
E-commerce:
Software	—	11	20
Online	75	33	19

	4,648	4,672	4,016

Software units sold:
TaxCut-Retail (5)	1,773	1,631	1,556
Other (6)	1,636	1,411	1,296

	3,409	3,042	2,852

Offices:
Company-owned	5,279	5,017	5,060
Franchise	4,022	3,998	4,012

	9,301	9,015	9,072

(1)  Company-owned and franchise numbers for fiscal years 2002 and 2001 have not been restated for franchise acquisitions during fiscal year 2003. See the Company’s data as disclosed in its volume press releases for restated tax season numbers.

(2) Includes federal e-filings for software clients.

(3)  Includes a) online completed and paid federal returns, and b) state returns only when no payment was made for a federal return.

(4)  Data is for tax season (January 1 — April 30) only.

(5)  Includes TaxCut federal units only, as reported by The NPD Group, Inc., an independent retail volume reporting agency.

(6)  Includes TaxCut State, Deduction Pro, WillPower and Legal Advisor software sales.

(7)  Calculated as tax preparation and filing fees divided by the number of clients served.

U.S. Tax Operations — Financial Results

Year Ended April 30	2003	2002	2001

(in 000s)
Tax preparation and related fees	$1,378,058	$1,364,673	$1,237,622
Royalties	163,519	154,780	140,146
RAL waiver fees	138,242	—	—
RAL participation fees	874	159,965	133,710
Software sales	61,355	54,301	44,138
Online tax services	26,290	14,606	6,793
Other	91,655	82,427	60,227

Total revenues	1,859,993	1,830,752	1,622,636

Compensation and benefits	577,545	598,355	561,962
Occupancy and equipment	207,366	186,998	172,572
Depreciation and amortization	39,456	39,871	55,346
Cost of software sales	19,072	19,425	17,549
Bad debt	17,358	38,235	55,391
Supplies, freight and postage	39,579	35,989	32,520
Texas litigation reserve	41,672	—	—
Legal	28,111	7,641	4,641
Other	104,781	137,884	116,837
Allocated corporate and shared costs:
Marketing	90,142	99,560	60,333
Information technology	77,285	77,230	60,384
Finance	22,367	13,270	14,445
Supply	19,724	19,508	13,131
Other	28,457	23,318	23,458

Total expenses	1,312,915	1,297,284	1,188,569

Pretax income	$547,078	$533,468	$434,067

Fiscal 2003 compared to fiscal 2002

U.S. Tax Operations’ revenues increased $29.2 million, or 1.6%, to $1.9 billion for fiscal year 2003.

     Tax preparation and related fees increased $13.4 million, or 1.0%, for fiscal year 2003, compared to fiscal year 2002. This increase is due to a 6.8% increase in the average fee per client served, partially offset by a 4.2% decrease in tax returns prepared. The average fee per client served increased to $138.41 in fiscal year 2003. The increase in the average fee per client served is primarily due to an increase in the complexity of returns prepared.

     Tax returns prepared in company-owned offices during the current year decreased 436 thousand, or 4.2%, compared to the prior year. The decline in tax returns prepared is driven primarily by the impact of the sustained weak economy. U.S. Tax Operations’ core client base has traditionally been lower income clients. Due to the weak economy, a larger portion of these clients did not return in fiscal 2003 as they did not file a tax return with the IRS. Additionally, due to the absence of substantive tax law changes, the marketing programs failed to attract as much new business as in the previous year.

     The average fee per client at franchise offices increased 8.1%, while tax returns prepared declined 2.0%, resulting in an increase in royalty revenue of $8.7 million, or 5.6%. The Company has begun the process of acquiring the business of up to thirteen of its major franchises as their respective franchise agreements expire over the next two years. While any major franchise acquisitions are not expected to increase the number of overall clients served under the H&R Block brand, the Company’s pretax earnings are expected to increase as these operations are incorporated with company-owned offices and their royalties are replaced with direct revenues and expenses.

     During fiscal year 2003, the Company entered into an agreement with Household, whereby the Company waived its right to purchase any participation interests in and receive license fees for RALs during the period January 1 through April 30, 2003. In consideration for waiving these rights the Company received a series of payments from Household, subject to certain adjustments based on delinquency rates. Initial payments received totaling $133.0 million were recognized as revenue over the waiver period. An additional payment is expected to be received in January 2004, based on the final delinquency rates for the 2003 tax season. At April 30, 2003 the Company recognized additional revenues of $5.2 million based on actual delinquency rates through April 30, 2003. The waiver agreement with Household is a one-year agreement and does not affect the Company’s ability to participate in RALs in the future.

     A total of 3.4 million software units were sold during fiscal year 2003, an increase of 12.1% compared to unit sales of 3.0 million in 2002. Revenues from software sales of $61.4 million in fiscal year 2003 increased 13.0% as a result of the higher sales volume. This increase was partially offset by increases in the number of rebates offered and customer rebate redemption rates.

     Online tax preparation revenues increased 80.0% primarily as a result of the 96.7% increase in clients served. Increases in software and online unit sales have an especially beneficial impact to the Company’s earnings, as these operations have primarily fixed costs and relatively low variable costs.

     Other revenues for the year increased $9.2 million, or 11.2%, over 2002, principally due to an increase of $5.8 million in supply sales to franchises and an increase of $3.3 million in revenues recognized under the POM guarantee program.

     Total expenses for fiscal year 2003 were up $15.6 million, or 1.2%, from 2002. These increased expenses were primarily attributable to a litigation reserve of $41.7 million recorded during the second quarter of fiscal year 2003 relating to Texas RAL litigation. In November 2002, the Company reached an agreement with the plaintiff class in a Texas class action lawsuit related to RALs. The settlement provides a five-year package of coupons class members can use for a variety of tax preparation and tax planning services from the Company. The reserve of $41.7 million represents plaintiff class legal fees and expenses, tax products and associated mailing expenses. The Company will recognize the cost of the tax preparation rebate coupons as they are redeemed. Other legal costs increased $20.5 million due to various legal proceedings, including those discussed further in note 20 to the consolidated financial statements.

     Occupancy and equipment costs increased $20.4 million due primarily to a 5.2% increase in the number of offices under lease and increases in related utility and other support charges. Allocated finance expenses increased $9.1 million, or 68.6%, primarily due to increased insurance costs. These increases were partially offset by a $20.8 million decrease in compensation and benefits. This decrease was due to better management of support staff wages, a decline in payroll taxes related to seasonal stock option exercises and changes in the tax preparer compensation plan. Bad debt expense declined $20.9 million as a result of collections of RAL receivables, which were written off in prior years, and the elimination of bad debt expense associated with RAL participations. Other expenses decreased $33.1 million from 2002 primarily due to reduced servicing expenses associated with prior year RAL participations.

     Pretax income for fiscal year 2003 increased $13.6 million, or 2.6%, over 2002. The segment’s operating margin improved thirty basis points to 29.4% in fiscal year 2003.

Fiscal 2002 compared to fiscal 2001

U.S. Tax Operations’ revenues increased $208.1 million, or 12.8%, for fiscal year 2002 compared to fiscal year 2001.

     Tax preparation and related fees increased 10.3% to $1.4 billion during fiscal year 2002. This increase is primarily attributable to a 1.5% increase in returns prepared in company-owned offices combined with a 9.7% increase in the average fee on those returns. The average fee benefited from the first time inclusion of a federal rebate credit form, increased usage of the child tax credit form and other overall increases in client complexity.

     Royalties from franchises increased 10.4% due to a 4.9% increase in tax returns prepared during fiscal year 2002, and an 8.3% increase in the average fee in franchise offices.

     Revenues from RAL participation increased $26.3 million, or 19.6%, compared to the previous year. This increase is attributable to a 16.6% increase in the number of RALs in which the Company participated to 4.7 million, and a 2.6% increase in pricing. The increased price was driven by an increase in the average refund amount and favorable changes in the product mix resulting in a gross revenue per RAL of $33.67, up 2.8% over fiscal year 2001. Prior to January 1, 2003, the Company purchased participation interests in RALs (49.9% for RALs facilitated at company-owned offices and franchise offices and 25.0% for RALs facilitated in major franchise offices). Revenue from participation was calculated as the Company’s percentage participation multiplied by a fee paid by the customer to Household.

     Software revenues increased 23.0% over the previous year to $54.3 million. The increase is primarily due to an increase in the number of units sold and an increase in electronic filings and related charges. Units sold increased 6.7%, from 2.9 million to 3.0 million units.

     Online tax preparation revenues improved $7.8 million over fiscal year 2001 due to the increase in clients served.

     Revenues from the POM guarantee program increased $10.9 million due to the increase in the number of guarantees sold compared to 2001.

     Total expenses increased $108.7 million, or 9.1%, during the year ended April 30, 2002. This increase is due to a 35.6% increase in allocated corporate and shared costs primarily related to marketing and technology development, which increased $39.2 million and $16.8 million, respectively. The higher marketing costs are due to increased advertising initiatives in fiscal year 2002. In addition, compensation and benefits and occupancy and equipment costs increased as a direct result of the increase in revenues. Offsetting these increases was lower bad debt expense associated with RAL participation, which declined $15.2 million due to a more favorable collection rate in fiscal year 2002. In addition, depreciation and amortization expense decreased 28.0% primarily due to the cessation of goodwill amortization beginning May 1, 2001, related to the adoption of new accounting standards, and certain assets becoming fully depreciated at the end of fiscal year 2001.

     Pretax income for fiscal year 2002 increased 22.9%, compared to fiscal year 2001. The segment’s operating margin improved to 29.1% in fiscal year 2002, compared to 26.8% in fiscal year 2001.

MORTGAGE OPERATIONS

This segment is primarily engaged in the origination of non-prime mortgage loans, sales and securitizations of mortgage assets and servicing of non-prime loans. Revenues consist of proceeds from sales and securitizations of loans and related assets, accretion on residual interests, loan servicing fees and interest received on loans.

     Substantially all non-prime mortgage loans originated are sold daily to qualifying special purpose entities (“Trusts”). The Company removes the mortgage loans from its balance sheet and records the gain on the sale, cash and a receivable which represents the ultimate expected outcome from the disposition of the loans by the Trusts. The Trusts, as directed by the Trustees, either sell the loans directly to third-party investors or pool the loans for securitization, depending on market conditions. In a securitization transaction, the Trusts transfer the loans, and the right to receive all payments on the loans, to a securitization trust and the Company transfers its receivable. The securitization trust meets the definition of a qualifying special purpose entity (“QSPE”). The securitization trust issues bonds, which are supported by the cash flows from the pooled loans, to third-party investors. The Company retains an interest in the loans in the form of a residual interest (including overcollateralization (“OC”) accounts and uncertificated interests) and usually assumes first risk of loss for credit losses in the loan pool. As the cash flows of the underlying loans and market conditions change, the value of the Company’s residual interests may also change, resulting in either additional unrealized gains or impairment of the residual interests.

     To accelerate the cash flows from its residual interests, the Company securitizes the majority of its residual interests in NIM transactions. In a NIM transaction, the residual interests are transferred to another QSPE (“NIM trust”), which then issues bonds to third-party investors. The proceeds from the bonds are returned to the Company as payment for the residual interests. The bonds are secured by the pooled residual interests and are obligations of the NIM trust. The Company retains a subordinated interest in the NIM trust, and receives cash flows on its residual interest generally after the bonds issued to the third-party investors are paid in full. Residual interests retained from NIM securitizations may also be bundled and sold in a subsequent securitization.

     Substantially all non-prime loans originated and subsequently sold or securitized are transferred with servicing rights retained. Servicing activities include processing of mortgage loan payments and the administration of mortgage loans, with loan servicing fees received monthly over the life of the mortgage loans. The Company has traditionally received a servicing fee of 50 basis points per annum on the outstanding principal balance of loans sold or securitized, as well as the right to receive certain ancillary income, including, but not limited to late fees and prepayment penalties.

     Prime mortgage loans are sold in whole loan sales, servicing released, to third-party buyers.

Mortgage Operations — Operating Statistics

Year Ended April 30	2003	2002	2001

(dollars in 000s)
Number of loans originated:
Wholesale (non-prime)	93,497	74,208	49,805
Retail: Prime	12,361	7,935	3,861
Non-prime	9,983	7,190	6,393

Total	115,841	89,333	60,059

Volume of loans originated:
Wholesale (non-prime)	$13,659,243	$9,457,331	$5,289,715
Retail: Prime	1,697,815	1,179,137	822,579
Non-prime	1,220,563	816,705	412,607

Total	$16,577,621	$11,453,173	$6,524,901

Loan sales:
Loans originated and sold	$16,591,821	$11,440,190	$6,009,544
Loans acquired and sold	633,953	—	—

Total	$17,225,774	$11,440,190	$6,009,544

Weighted-average FICO score (1)	604	600	586
Execution price -
Net gain on sale: (1), (2)
Loans originated and sold	4.63%	4.30%	3.71%
Loans acquired and sold	0.18%	—	—

Total	4.46%	4.30%	3.71%

Weighted-average coupon rate for borrowers (1)	8.15%	9.09%	10.40%
Weighted-average loan-to-value (1)	78.7%	78.6%	77.9%

(1)  Represents non-prime production.

(2)  Defined as total premium received divided by total balance of loans delivered (excluding mortgage servicing rights).

Mortgage Operations — Financial Results

Year Ended April 30	2003	2002	2001

(in 000s)
Components of gains on sales:
Gains on sales of mortgage assets:
Mortgage loans and related assets	$698,571	$487,945	$254,256
NIM residuals	130,881	—	—

Impairment of residual interests	(54,111)	(30,987)	(9,467)
Total gains on sales	775,341	456,958	244,789
Loan servicing	168,351	147,162	110,222
Accretion	145,165	50,583	21,824
Interest	108,715	77,277	35,693
Other	2,837	2,910	3,274

Total revenues	1,200,409	734,890	415,802

Compensation and benefits	255,846	181,630	128,683
Servicing and processing	74,774	86,146	34,620
Occupancy and equipment	42,626	30,700	23,683
Bad debt	21,364	25,442	16,153
Other	111,849	71,584	74,671

Total expenses	506,459	395,502	277,810

Pretax income	$693,950	$339,388	$137,992

Fiscal 2003 compared to fiscal 2002

Mortgage Operations’ revenues increased $465.5 million, or 63.3%, compared to the prior year. This increase was primarily a result of increased production volumes and related sales execution pricing, gains on sales of NIM residuals and accretion on residual interests.

     The following table summarizes the key drivers of gains on sales of mortgage loans:

Year Ended April 30	2003	2002

(dollars in 000s)
Number of sales associates	2,228	1,809
Total number of applications	216,492	174,049
Closing ratio (1)	53.5%	50.3%
Total number of originations	115,841	89,333
Average loan size	$143	$128
Total originations	$16,577,621	$11,453,173
Non-prime / prime ratio	8.8 : 1	8.7 : 1
Commitments to fund loans	$2,614,500	$1,726,620
Loan sales	$17,225,774	$11,440,190
Gains on sales	$698,571	$487,945
Execution price — net gain on sale (2)	4.46%	4.30%

(1)  Percentage of loans funded divided by total applications.

(2)  Defined as total premium received divided by total balance of loans delivered (excluding mortgage servicing rights).

     Gains on sales of mortgage loans and related assets increased $210.6 million to $698.6 million for the year ended April 30, 2003. The increase over last year is a result of a significant increase in loan origination volume, an increase in the average loan size, the closing ratio and the loan sale execution price. During the year, the Company originated $16.6 billion in mortgage loans compared to $11.5 billion last year, an increase of 44.7%. The execution price on mortgage loan sales increased primarily due to declining interest rates during the year, offset by a decline in the weighted-average coupon rate charged to borrowers.

     In November 2002, the Company completed the sale of NIM residual interests and recorded a gain of $130.9 million. This sale accelerated cash flows from these residual interests, effectively realizing previously recorded unrealized gains included in other comprehensive income.

     Impairments of residual interests in securitizations of $54.1 million were recognized during the year, due primarily to loan performance of older residuals and changes in assumptions to more closely align with the current economic and interest rate environment.

     The following table summarizes the key drivers of loan servicing revenues:

Year Ended April 30	2003	2002

(dollars in 000s)
Number of loans serviced	246,463	209,594
Average servicing portfolio	$27,742,470	$19,901,701
Average delinquency rate	7.08%	7.07%
Value of MSRs at April 30	$99,265	$81,893

     Loan servicing revenues increased $21.2 million, or 14.4%, this year. The increase reflects a higher average loan servicing portfolio. The average servicing portfolio for fiscal year 2003 increased 39.4%.

     Total accretion of residual interests increased $94.6 million over the prior year. This improvement is the result of increases in the related asset values in fiscal 2002 and 2003. Increases in fair value are realized in income through accretion over the remaining expected life of the residual interest.

     For the majority of fiscal year 2003, the Company’s residual interests continued to perform better than expected primarily due to lower interest rates which allowed the Company to receive cash earlier than projected in the original valuation models. As a result, the Company recorded favorable pretax mark-to-market adjustments, which increased the fair value of its residual interests $203.8 million during the year, and write-downs of $19.1 million. Write-ups were recorded, net of write-downs and deferred taxes of $70.5 million, in other comprehensive income and will be accreted into income throughout the remaining life of the residual interests. Future changes in interest rates or other assumptions could cause additional adjustments to the fair value of the residual interests and could cause changes to the accretion of these residual interests in future periods. Additionally, sales of NIM residual interests would result in decreases to accretion income in future periods.

     Interest income increased $31.4 million, or 40.7%, in 2003, due to the average balance on loans held by the Trusts increasing to $1.8 billion from $1.2 billion in the prior year. Also contributing to the increase was higher interest margin earned. Interest margin is the difference between the rate on the underlying loans and the financing costs of the Trusts. The interest rate margin increased to 5.76% during fiscal year 2003, from 5.58% in 2002.

     Total expenses increased $111.0 million, or 28.1%, over the prior year. This increase is primarily due to a $74.2 million increase in compensation and benefits as a result of a 23.2% increase in the number of employees, reflecting resources needed to support higher loan production volumes. Occupancy and equipment expenses increased $11.9 million due to the opening of an additional servicing center in Jacksonville, Florida and expansion of the servicing and information technology facilities at the segment’s headquarters in Irvine, California, to support the higher overall activity levels. Servicing and processing expenses declined due to an impairment of $11.6 million on servicing assets recorded during fiscal year 2002, while only $866 thousand was recorded in fiscal year 2003. Other expenses increased $40.3 million, or 56.2%, for the current year, primarily due to increased consulting, depreciation and marketing expenses.

     Pretax income increased $354.6 million, or 104.5%, for fiscal year 2003.

Fiscal 2002 compared to fiscal 2001

Mortgage Operations revenues increased $319.1 million, or 76.7%, for the year ended April 30, 2002 compared to fiscal year 2001. This improvement primarily reflects the increase in production volume and execution pricing, higher accretion, interest income and servicing revenues.

     Gains on sales of mortgage loans and related assets increased $233.7 million, or 91.9%, as a result of a significant increase in loan origination volume and better execution pricing on mortgage loan sales. During fiscal year 2002, the Company’s loan origination volume increased 75.5% over 2001. The increase in loan production is a result of an increase in the average loan size, an increase in the size of the sales force, an improvement in the closing ratio and to a lesser extent, the declining interest rate environment. The average loan size increased to $128 thousand from $109 thousand in fiscal year 2001 and the closing ratio improved to 50.3% from 44.9% in the previous year. The execution price for fiscal year 2002 was 4.30% compared to 3.71% for the previous year.

     Impairments of residual interests totaling $31.0 million were recorded in fiscal year 2002 related to adverse changes in the timing and amount of cash flows on certain residual interests.

     Loan servicing revenues increased $36.9 million, or 33.5%, for the year ended April 30, 2002. The increase reflects a higher average loan servicing portfolio balance. The average servicing portfolio increased 25.2% compared to the previous year.

     Accretion of residual interests increased $28.8 million over the previous year. This increase is due to added residual interests from loan sale activity and unrealized gains recorded during the year.

     During fiscal year 2002, the Company recorded favorable pretax mark-to-market adjustments of $151.1 million.

     Interest income for the year ended April 30, 2002 increased $41.6 million, or 116.5%, over the previous year. This increase is primarily the result of the declining interest rate environment, which improved the interest margin earned. The interest margin for fiscal year 2002 was 5.58% compared to 2.65% for fiscal year 2001.

     Total expenses increased $117.7 million, or 42.4%, over the previous year. This increase is primarily due to increased compensation and benefits as a result of additional employees needed to support higher loan production volumes. The increase in servicing and processing expense is due to the increase in the size of the servicing portfolio and an $11.6 million impairment of servicing assets recorded in fiscal year 2002. Fiscal year 2002 also benefited by $13.6 million from the cessation of goodwill amortization related to the adoption of new accounting standards. Pretax income increased $201.4 million, or 145.9%, for fiscal year 2002.

BUSINESS SERVICES

This segment is engaged in providing accounting, tax, consulting, payroll, employee benefits and capital markets services to business clients and tax, financial and estate planning, wealth management and insurance services to individuals. Business Services provides accounting, payroll and human resources services to McGladrey & Pullen LLP (“M&P”) in exchange for a management fee. The Company also has commitments to fund M&P’s operations. See additional discussion of these commitments in the “Financial Condition” section.

     A substantial portion of Business Services’ business is generated by one-time projects or extended services. The uncertainty surrounding the current business environment has caused clients to delay making strategic decisions and spending money on discretionary projects. This uncertainty has adversely affected consulting services and, to a lesser extent, tax services.

     The Company acquired MyBenefitSource, Inc. (“MBS”) and Equico Resources, LLC (“Equico”) during fiscal year 2002. Both MBS and Equico generated operating losses that adversely impacted fiscal year 2003 results.

Business Services — Financial Results

Year Ended April 30	2003	2002	2001

(in 000s)
Accounting, tax and consulting	$388,494	$368,593	$332,099
Product sales	16,720	19,062	20,960
Management fee income	14,257	11,700	11,467
Other	14,669	17,571	21,642

Total revenues	434,140	416,926	386,168

Compensation and benefits	292,291	265,960	240,660
Occupancy and equipment	24,428	19,957	24,792
Depreciation and amortization	7,855	7,063	7,208
Marketing and advertising	9,815	6,285	5,485
Bad debt	9,224	11,353	9,164
Amortization of acquisition intangibles	15,189	14,276	31,576
Impairment of goodwill	11,777	—	—
Other	77,679	69,316	51,330

Total expenses	448,258	394,210	370,215

Pretax income (loss)	$(14,118)	$22,716	$15,953

Fiscal 2003 compared to fiscal 2002

Business Services’ revenues for fiscal year 2003 improved $17.2 million, or 4.1%, over the prior year. This increase was primarily due to the acquisition of Equico in December 2001, which contributed an increase of $24.9 million over the prior year. Revenues also increased $7.2 million over the prior year as a result of growth in core accounting and tax services, driven primarily by an increase in the collection rate per billable hour. These increases were somewhat offset by a decline of $15.5 million in tax consulting revenues. The key drivers of this revenue stream is the volume of tax planning services sold, which declined 20% from the prior year, and lower revenues per unit sold. Additionally, this is the first year there has not been significant year-over-year growth related to new acquisitions. In fiscal year 2003 the Company acquired only a few businesses to add scale to existing offices and only one new location was added, resulting in an increase of $1.7 million in revenues.

     Deferred revenue increased $12.2 million in fiscal year 2003 due to a backlog of scheduled business valuation projects resulting from staffing shortages. These revenues will be recognized in fiscal year 2004. Recruiting additional experienced personnel will be an area of management emphasis in fiscal year 2004.

     Total expenses increased $54.0 million, or 13.7%, over the prior year. Compensation and benefits costs increased $26.3 million and occupancy and equipment costs increased $4.5 million, primarily as a result of the Equico and MBS acquisitions in December 2001. Other expenses increased by $8.4 million primarily due to increased legal and travel expenses, both related to Equico and MBS.

     As part of the Company’s annual goodwill impairment testing, an impairment charge of $11.8 million was recorded related to MBS in fiscal year 2003.

     The pretax loss for the year ended April 30, 2003 was $14.1 million compared to pretax income of $22.7 million in fiscal year 2002.

Fiscal 2002 compared to fiscal 2001

Business Services’ revenues increased $30.8 million, or 8.0%, from fiscal year 2001. This increase was due to the addition of new firms and revenue from tax consulting and wealth management services. The effect of acquisitions completed in fiscal year 2002, plus the full year for mergers completed in fiscal year 2001, was to increase revenue for the year by $24.8 million. Growth from tax consulting and wealth management services was $8.3 million. Billed “out-of-pocket” expenses were $5.4 million higher in fiscal year 2002 than in the previous year. Partially offsetting these increases, revenue from core tax services and general business consulting services declined $9.8 million from fiscal year 2001.

     Total expenses increased $24.0 million, or 6.5%, over the previous year, primarily as a result of operating expenses for Equico and MBS during fiscal year 2002. Partially offsetting this increase was a decrease in amortization of acquisition intangibles of $19.3 million as a result of the cessation of goodwill amortization related to the adoption of new accounting standards.

     Pretax income increased $6.8 million, or 42.4%, for fiscal year 2002.

INVESTMENT SERVICES

This segment is primarily engaged in offering investment services and securities products through H&R Block Financial Advisors, Inc. (“HRBFA”), a full-service securities broker-dealer. Products and services offered to Investment Services’ customers include: equity trading, annuities, fixed income products, mutual funds, margin accounts, money market funds with sweep provisions for settlement of customer transactions, checking privileges, account access/review via the internet, online trading, fee-based accounts, individual retirement accounts, dividend reinvestment and option accounts, equity research and focus lists, model portfolios, asset allocation strategies, economic commentaries and other investment tools and information. In addition, clients of the Company’s U.S. Tax Operations segment are given the opportunity to open an Express IRA through HRBFA as a part of the income tax return preparation process.

     Key to the future success of the Investment Services segment is retention of its financial advisors and recruitment of new advisors. One of the Company’s key initiatives is to build revenues through the addition of experienced financial advisors. During fiscal year 2003, 260 experienced advisors were added, which was offset by attrition of primarily less experienced advisors. While revenues are expected to build as a result of this initiative, revenues generated by newly recruited advisors have grown slower than anticipated given the current market environment. The retention and recruitment of experienced advisors will continue to be a key initiative in fiscal year 2004.

     Another initiative for fiscal year 2004 is the Licensed Referral Tax Professional (“LRTP”) program. This program encourages a cooperative relationship between Investment Services and U.S. Tax Operations by helping tax preparers become licensed, teaming them with a financial advisor and providing a commission to the LRTP for business referred to Investment Services. As of April 30, 2003, there were 126 LRTPs who generated over $2.0 million in new customer assets. The Company will continue to increase the number of LRTPs in the coming year.

Investment Services — Operating Statistics

Year Ended April 30	2003	2002	2001

Customer trades(1)	1,218,092	1,536,930	2,361,809
Customer daily average trades	4,853	6,123	9,410
Average revenue per trade(2)	$120.15	$106.42	$87.34
Number of active accounts	752,903	695,355	619,846
Average trades per active account per year	1.62	2.21	3.81
Ending balance of assets under administration (billions)	$22.3	$27.3	$31.5
Average assets per active account	$29,616	$39,261	$50,817
Ending margin balances (millions)	$486	$801	$1,300
Ending customer payables balances (millions)	$848	$825	$824
Number of advisors	1,071	1,228	1,326

(1)  Includes both trades on which commissions are earned (“commissionable trades”) and trades for which no commission is earned (“fee-based trades”).

(2)  Calculated as total commissions divided by commissionable trades.

Investment Services — Financial Results

Year Ended April 30	2003	2002	2001

(in 000s)
Margin interest revenue	$37,300	$67,849	$211,128
Less: interest expense	(4,830)	(14,744)	(106,265)

Net interest income	32,470	53,105	104,863

Commission revenue	86,365	103,976	166,362
Fee revenue	32,801	25,257	26,271
Firm trading revenue	44,510	44,861	63,298
Other	(182)	8,742	5,366

Total revenues (1)	195,964	235,941	366,160

Commissions	41,748	46,490	68,099
Other variable expenses	4,234	9,266	16,342

Total variable expenses	45,982	55,756	84,441

Gross profit	149,982	180,185	281,719

Compensation and benefits	92,978	93,314	93,592
Occupancy and equipment	30,323	29,106	28,804
Depreciation and amortization	22,491	20,416	17,840
Amortization of acquisition intangibles	29,300	29,450	47,530
Impairment of goodwill	24,000	—	—
Other	63,933	48,067	58,834
Allocated corporate and shared costs	15,249	14,694	25,821

Total fixed expenses	278,274	235,047	272,421

Pretax income (loss)	$(128,292)	$(54,862)	$9,298

(1)  Total revenues, less interest expense.

Fiscal 2003 compared to fiscal 2002

Investment Services’ revenues, net of interest expense, for fiscal year 2003 declined $40.0 million, or 16.9%, compared to the prior year. The decrease is primarily due to lower net interest income and commission revenue.

     Margin interest revenue declined $30.5 million, or 45.0%, from the prior year primarily as a result of a 39.3% decline in margin balances coupled with lower interest rates. Margin balances have declined from an average of $1.0 billion for fiscal year 2002 to $577.0 million in the current year, due to weak investor confidence and declining stock market values. Accordingly, interest expense for fiscal year 2003 declined $9.9 million, or 67.2%, from fiscal year 2002.

     The Company utilizes the weighted average net interest margin to measure the profitability of margin lending activities. The weighted average net interest margin is defined as average interest earned on monthly margin loan balances, less the average cost of funding these loans. The weighted average net interest margin declined from 0.96% for 2002 to 0.51% in 2003, in conjunction with the decrease in market rates.

     Commission revenue declined $17.6 million, or 16.9%. Customer trades on which commissions are earned for fiscal year 2003 declined 32.8% from the prior year.

     Fee revenue increased $7.5 million, or 29.9%, due to the implementation of a new fee structure in November 2001 and the addition of wealth management products. Wealth management products accounted for $5.2 million of the total increase in fee revenues.

     Firm trading revenue, which includes equities, fixed income trading, underwriting, and unit investment trusts, remained relatively flat. However, revenues related to Trust Preferred Debt Securities and underwriting fees increased in fiscal year 2003. The additional revenues from underwriting primarily drove the increase in the average revenue per trade to $120.15 from $106.42 last year. Offsetting this increase was a 25.6% decrease in revenues from fixed income trading. Equity trading declined $4.6 million as a result of closing the principal equity trading operations in April 2002.

     Other revenues declined from the prior year due to losses incurred on the disposition of certain assets.

     Total expenses increased $33.5 million, or 11.5%, primarily due to a $24.0 million goodwill impairment charge recorded during fiscal year 2003. Additional expense increases resulted from various new initiatives to expand products and the business, including the installation of a new back office brokerage operating system, relocation to new offices and advisor recruitment initiatives. These increases were partially offset by a decrease in commissions expense due to the decline in customer trading and cost containment measures.

     During the first quarter of fiscal year 2003, in light of unsettled market conditions and the severe decline of comparable business valuations in the investment industry, the Company engaged an independent valuation firm to perform the goodwill impairment test, in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” on the Investment Services segment. As a result, the $24.0 million impairment charge was recorded.

     As a result of meeting certain three-year production goals established in connection with the acquisition of OLDE Financial Corporation, certain long-term advisors were eligible to receive a one-time retention payment. The retention period was through December 31, 2002. Retention payments under this plan of approximately $17.0 million were accrued through the third quarter of fiscal year 2003. The retention payments were paid out in February 2003.

     Pretax results for Investment Services for fiscal year 2003 declined $73.4 million to a loss of $128.3 million compared to the prior year loss of $54.9 million.

Fiscal 2002 compared to fiscal 2001

Investment Services revenues, net of interest expense, for the fiscal year 2002 declined $130.2 million, or 35.6%, from fiscal year 2001.

     Margin interest revenue declined $143.3 million, or 67.9%, during fiscal year 2002. The decrease in margin interest income was primarily due to the decline in margin balances and to a lesser extent, lower interest rates. Customer margin balances declined from an average of $2.4 billion for fiscal year 2001 to an average of $1.0 billion in fiscal year 2002. Total interest expense decreased $91.5 million, or 86.1%, for fiscal year 2002. The weighted average net interest margin declined from 1.68% for fiscal year 2001 to 0.96% for 2002.

     Commission revenue decreased $62.4 million, or 37.5%. Total customer trades for fiscal year 2002 were 1.5 million, a decline of 34.9% from the previous year of 2.4 million customer trades.

     Firm trading revenue decreased $18.4 million, or 29.1%. Equity unit investment trusts decreased $15.6 million, or 87.1%, and equity trading declined $18.7 million, or 78.2%. Partially offsetting these declines, underwriting revenues increased $11.5 million or, 195.3%, from fiscal year 2001, primarily due to increased demand for Trust Preferred Debt Securities.

     Firm trading revenues also reflect the negative impact of decimalization and the closing down of the principal equity trading operations. Decimalization replaced fractional trading during fiscal year 2001. The impact of decimalization reduced the spread between bid and ask prices, reducing revenue opportunities. As a consequence, HRBFA closed its principal equity trading operations in April 2002, with exit costs of $1.0 million.

     Total expenses decreased $66.1 million, or 18.5%, due primarily to a decrease in commission expense, prior year litigation settlements, and the amortization of intangible assets. The decrease in commission expense paid to financial advisors was due to the decline in trading. At the end of fiscal year 2001, HRBFA agreed to settle a class action lawsuit and accrued $16.8 million related to this settlement. Amortization of acquisition intangibles declined $18.1 million as a result of the cessation of goodwill amortization in fiscal year 2002 related to the adoption of new accounting standards.

     Pretax results for Investment Services for fiscal year 2002 declined $64.2 million to a loss of $54.9 million from pretax income of $9.3 million in fiscal year 2001.

INTERNATIONAL TAX OPERATIONS

This segment is primarily engaged in providing local tax return preparation, filing and related services in Canada, Australia and the United Kingdom. In addition, International Tax Operations includes Overseas operations, which consists of company-owned and franchise offices in eight countries that prepare U.S. tax returns for U.S. citizens living abroad. This segment served 2.3 million taxpayers in fiscal years 2003 and 2002.

     Tax-related service revenues include fees from company-owned tax offices and royalties from franchise offices. The Canadian tax season is from January to April, the Australian tax season is from July to October and the United Kingdom’s tax season is from August to March.

     The Company’s operations in this segment are transacted in the local currencies of the countries in which it operates, therefore the results can be affected by the translation into U.S. dollars. The weakening of the U.S. dollar during the year had the impact of increasing reported revenues and income.

International Tax Operations — Financial Results

Year Ended April 30	2003	2002	2001

(in 000s)
Revenues:
Canada	$57,985	$55,753	$56,075
Australia	20,614	17,701	17,939
United Kingdom	1,322	1,112	1,763
Overseas	5,161	4,144	2,692

Total revenues	85,082	78,710	78,469

Pretax income (loss):
Canada	8,108	7,728	5,556
Australia	3,802	2,912	3,472
United Kingdom	(818)	(2,536)	(1,602)
Overseas	1,688	1,682	846
Allocated corporate and shared costs	(2,316)	(2,693)	(2,248)

Pretax income	$10,464	$7,093	$6,024

Fiscal 2003 compared to fiscal 2002

International Tax Operations’ revenues for the year ended April 30, 2003 increased $6.4 million, or 8.1%, compared to the prior year. This improvement is primarily due to results in Australia, where tax returns prepared in company-owned offices in fiscal year 2003 increased 3.7% compared to the prior year and the average charge per return increased 3.0%. Revenues in Canada increased $2.2 million, or 4.0%, entirely as a result of foreign exchange rates. Revenues in Canadian dollars declined 2.3% primarily due to the sale of certain operations during 2003 and a decline in the number of returns prepared. Tax returns prepared declined 3.7% as a result of increased competition in the major metropolitan areas.

     Pretax income improved $3.4 million, or 47.5%, primarily due to cost savings in the United Kingdom as a result of business restructuring and the write-off of intangible assets in the prior year.

Fiscal 2002 compared to fiscal 2001

International Tax Operations’ revenues remained relatively flat year over year. Overseas operations revenues improved by 53.9% primarily from strong revenues in Puerto Rico. The increase was partially offset by unfavorable currency exchange rates in Australia and Canada.

     Pretax income increased $1.1 million, or 17.7%. The improvement in Canadian pretax income is primarily attributed to lower real estate and occupancy costs, lower bad debt expense and other cost controls. Although revenue in local currency increased compared to the previous year, the number of regular and discounted tax returns prepared declined 1.8%. Australian results were negatively affected by an unfavorable currency exchange rate, as well as additional costs attributed to the opening of thirteen new offices in July 2001. The number of tax returns prepared remained consistent with fiscal 2001. The United Kingdom’s pretax loss increased 58.3% compared to fiscal year 2001, driven primarily by business restructuring and the write-off of intangible assets of $800 thousand. The improvement in pretax income for Overseas operations is attributed to a 28.4% increase in tax returns prepared, primarily in Puerto Rico.

CORPORATE OPERATIONS

This segment consists primarily of corporate support departments, which provide services to the Company’s operating segments. These support departments consist of marketing, information technology, facilities, human resources, executive, legal, finance, government relations and corporate communications. These support department costs are largely allocated to the Company’s operating segments. The Company’s captive insurance and franchise financing subsidiaries are also included within this segment.

Corporate Operations — Financial Results

Year Ended April 30	2003	2002	2001

(in 000s)
Operating revenues	$6,448	$12,603	$12,339
Eliminations	(7,099)	(6,830)	(6,502)

Total revenues	(651)	5,773	5,837

Corporate expenses:
Compensation and benefits	14,959	14,703	7,902
Interest expense:
Interest on acquisition debt	72,766	79,002	98,759
Other interest	1,106	3,777	8,626
Marketing and advertising	4,518	4,600	4,568
Other	33,438	36,392	26,430

	126,787	138,474	146,285

Support departments:
Information technology	92,899	84,834	72,281
Marketing	88,819	85,087	74,763
Finance	30,232	19,795	18,731
Other	65,730	58,749	46,858

	277,680	248,465	212,633

Allocation of corporate and shared costs	(280,677)	(247,106)	(216,848)
Investment income, net	2,436	3,097	5,977

Pretax loss	$(122,005)	$(130,963)	$(130,256)

Fiscal 2003 compared to fiscal 2002

Corporate Operations’ revenues declined $6.4 million primarily as a result of a $4.2 million decrease in operating interest income and a $2.0 million write-off of investments at the Company’s captive insurance subsidiary.

     Corporate expenses declined $11.7 million, or 8.4%, due primarily to lower interest expense. Interest expense on acquisition debt declined as a result of lower financing costs and a scheduled payment of $39.8 million in August 2002.

     Information technology department expenses increased $8.1 million, or 9.5%, primarily due to a 20.5% increase in department personnel to support additional projects on behalf of the operating segments. Finance department expenses increased $10.4 million, or 52.7%, primarily as a result of $4.7 million in increased insurance costs and $2.4 million in additional consulting fees over the prior year.

     The pretax loss was $122.0 million, compared with last year’s loss of $131.0 million.

     The Company’s effective income tax rate for fiscal year 2003 increased to 41.2% compared to 39.4% in fiscal year 2002, primarily as a result of non-deductible goodwill impairment charges recorded in the current year.

Fiscal 2002 compared to fiscal 2001

Revenues for this segment remained relatively flat, while corporate expenses decreased $7.8 million, or 5.3%. This decrease is primarily due to a $19.8 million decline in interest expense on acquisition debt as a result of a payment in fiscal year 2002 and lower financing costs. These decreases were partially offset by a $6.8 million increase in compensation and benefit expenses due to an increase in personnel, and a $10.0 million increase in other expenses, resulting primarily from additional consulting fees.

     Information technology department expenses increased $12.6 million as a result of additional consulting fees related to payroll processing systems installed. Marketing department expenses increased $10.3 million primarily due to additional tax season advertisements during fiscal year 2002. Other support department expenses increased $11.9 million, or 25.4%, primarily as a result of increased supplies and freight costs of $7.1 million.

     The pretax loss for fiscal year 2002 was $131.0 million compared to $130.3 million in fiscal year 2001.

     The Company’s effective income tax rate for fiscal year 2002 decreased to 39.4% in fiscal year 2002 from 41.5% in fiscal year 2001, primarily as a result of the cessation of goodwill amortization and tax planning initiatives.

NEW ACCOUNTING STANDARDS

In April 2003, Statement of Financial Accounting Standards No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”) was issued. SFAS 149 amends SFAS 133 to clarify the definition of a derivative and incorporate many of the implementation issues cleared as a result of the Derivatives Implementation Group process. This statement is effective for contracts entered into or modified after June 30, 2003 and should be applied prospectively after that date. The Company is currently evaluating what effect, if any, the adoption of SFAS 149 will have on the consolidated financial statements.

     In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 provides guidance with respect to the consolidation of certain variable interest entities (“VIEs”) whereby a VIE must be consolidated by its primary beneficiary if the entity does not effectively disperse risks among parties involved. The primary beneficiary is one who absorbs a majority of the expected losses, residual returns, or both as a result of holding variable interests. FIN 46 also requires disclosures for both the primary beneficiary of a VIE and other parties with a significant variable interest in the entity. The provisions of FIN 46 apply immediately to VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. FIN 46 applies in the first fiscal year or interim period beginning after June 15, 2003, to VIEs in which an enterprise holds a variable interest it acquired before February 1, 2003. In addition, FIN 46 requires certain transitional disclosures if an enterprise believes it is reasonably possible that it will determine it has a significant variable interest in a VIE upon the date of application. The Company has not obtained an interest in a new or existing VIE subsequent to January 31, 2003. The Company is continuing its evaluation of interests in potential VIEs, which would be subject to the provisions of FIN 46 for the second quarter of fiscal year 2004.

     In December 2002, Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure” (“SFAS 148”) was issued and amends Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends prior disclosure requirements to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition provisions are effective for financial statements for fiscal years ending after December 15, 2002. The enhanced disclosure requirements are effective for periods beginning after December 15, 2002. The Company accounts for its stock compensation plans in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), as allowed under SFAS 123 and has adopted the disclosure provisions of SFAS 148. On May 1, 2003 the Company adopted the fair value recognition provisions preferred under SFAS 123, and will prospectively recognize compensation expense on future awards granted, modified or settled after April 30, 2003. The prospective method is one of the methods provided under SFAS 148.

     In November 2002, Emerging Issues Task Force Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) was issued. EITF 00-21 requires consideration received in connection with arrangements involving multiple revenue generating activities be measured and allocated to each separate unit of accounting in the arrangement. Revenue recognition would be determined separately for each unit of accounting within the arrangement. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is currently evaluating the effect of EITF 00-21 on the consolidated financial statements.

     In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 also requires the guarantor to recognize a liability for the non-contingent component of the guarantee, which is the obligation to stand ready to perform if specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The Company has adopted the disclosure requirements of FIN 45 and, in accordance with the transition rules of the pronouncement, has applied the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002. See note 20 to the consolidated financial statements. The adoption of FIN 45 did not have a material effect on the consolidated financial statements.

     In June 2002, Statement of Financial Accounting Standards No. 146 “Accounting for Costs associated with Exit or Disposal Activities” (“SFAS 146”) was issued. SFAS 146 addresses accounting and reporting for costs associated with exit or disposal activities and nullifies EITF No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 did not have a material effect on the consolidated financial statements.

     On May 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 establishes a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The adoption of SFAS 144 did not have a material effect on the consolidated financial statements.

     The estimated impact of these new accounting standards reflects the Company’s current views. There may be material differences between these estimates and the actual impact of these standards.

FINANCIAL CONDITION

The Company’s liquidity needs are met primarily through a combination of operating cash flows, commercial paper (“CP”) issuance, and off-balance sheet financing arrangements.

OPERATING CASH FLOWS & LIQUIDITY BY SEGMENT

Operating cash flows totaled $690.8 million, $741.4 million and $248.4 million in fiscal years 2003, 2002 and 2001, respectively.

     A condensed consolidating statement of cash flows by segment for the fiscal year ended April 30, 2003 follows. Generally, interest is not charged on intercompany activities between segments.

	U.S. Tax	Mortgage	Business	Investment	International	Corporate	Consolidated
	Operations	Operations	Services	Services	Tax Operations	Operations	H&R Block

(in 000s)
Cash provided by (used in):
Operating activities	$410,232	$144,976	$7,861	$(19,572)	$18,519	$128,809	$690,825
Investing activities	(72,687)	272,162	(29,401)	(8,161)	(3,184)	(33,390)	125,339
Financing activities	(355)	—	(57,469)	(1,802)	(187)	(317,143)	(376,956)
Net intercompany activities	(348,005)	(387,468)	73,802	(18,214)	(28,977)	708,862	—

     Net intercompany activities are excluded from the investing and financing activities within the segment cash flows. The Company believes that by excluding the intercompany activities, the cash flows by segment more clearly depicts the cash generated and used by each segment. Had the intercompany activities been included, those segments in a net lending situation would have been included in investing activities, and those in a net borrowing situation would have been included in financing activities.

     U.S. Tax Operations: U.S. Tax Operations has historically been the largest provider of operating cash flows to the Company. This segment operates at a loss during the first two quarters of the fiscal year due to off-season costs and preparation activities for the upcoming tax season. The seasonal nature of U.S. Tax Operations generally results in a large positive operating cash flow in the fourth quarter.

     U.S. Tax Operations generated $410.2 million in operating cash flows primarily related to its net income, as cash is generally collected from clients at the time services are rendered. Cash out flows from investing activities of $72.7 million is due primarily to purchases of property & equipment.

     A key component of this segment’s operations is the ability to offer RALs and facilitate funding of RAL participations. Household and its designated bank provide funding of all RALs offered through the Company. If Household and its designated bank do not provide funding for RALs, the Company would need to find other RAL lenders to continue offering RALs to its clients.

     Mortgage Operations: Mortgage Operations provided $145.0 million in cash from operating activities primarily due to the sale of mortgage loans. This segment also generated $272.2 million in cash from investing activities related to cash received on residual interests as they mature, and cash received on the sale of NIM residual interests.

     Gains on sales of mortgage loans and related assets totaled $775.3 million, of which 89% was received as cash. The cash was recorded as either operating or investing activities, depending on the asset sold.

     During the third quarter of fiscal year 2003, the Company completed the sale of NIM residual interests and retained a $57.4 million residual interest from the sale. This transaction netted the Company $142.5 million in cash. The gain on this transaction is included in gains on sales of mortgage assets in the consolidated income statements, and in the Mortgage Operations segment, where applicable.

     Gain on sales of mortgage assets consist of the following:

Year Ended April 30	2003	2002	2001

(in 000s)
Gain on loans sold to the Trusts and ultimately disposed of via:
Whole loan sales	$347,241	$65,219	$48,187
Securitizations	378,620	437,754	209,988
Gain on sale of NIM residual interests	130,881	—	—
Gain on loans still held by the Trusts	74,987	17,028	12,671
Gain on retained mortgage servicing rights	60,078	52,844	37,832
Net change in mark-to-market on pipeline loans	6,158	(758)	7,131
Impairments of residual interests	(54,111)	(30,987)	(9,467)
Direct origination expenses	(168,513)	(84,142)	(61,553)

Total gains on sales	$775,341	$456,958	$244,789

Percent of gains received as cash	89%	86%	58%

     As further explained in “Off-Balance Sheet Financing Arrangements” below, the Mortgage Operations segment receives cash as a result of loan sales, NIM transactions, sale of NIM residual interests and as its residual interests mature. The Company began receiving cash collections from its residual interests in fiscal year 2002, which has reduced the outstanding balance of the residuals. Cash received on these residual interests was $140.8 million for fiscal year 2003, compared with $67.1 million for fiscal year 2002.

     Mortgage Operations regularly sells loans as a source of liquidity. Loan sales in fiscal year 2003 were $17.2 billion compared with $11.4 billion for the same period in fiscal year 2002. Additionally, Block Financial Corporation (“BFC”), its direct corporate parent, provides this segment a $150 million line of credit for working capital needs.

     Management believes the sources of liquidity available to the Mortgage Operations segment are predictable and sufficient for its needs. Risks to the stability of these sources include external events impacting the asset-backed securities market, such as the level of and fluctuations in interest rates, changes in the securitization market and competition. The liquidity available from the NIM transactions is also subject to external events impacting this market. These external events include, but are not limited to, adverse changes in the perception of the non-prime industry or in the regulation of non-prime lending and, to a lesser degree, reduction in the availability of third parties that provide credit enhancement. Performance of the securitizations will also impact the segment’s future participation in these markets. The three warehouse facilities used by the Trusts are subject to annual renewal, each at a different time during the year, in April, October and December. Any of the above events could lead to difficulty in renewing the lines, however this risk of non-renewal is mitigated by the availability of whole loan sales and financing provided by the Company, and to a lesser extent, by staggered renewal dates related to these lines.

     The FASB has issued an exposure draft which would amend Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”). The purpose of the proposal is to provide more specific guidance on the accounting for transfers of financial assets to an off-balance sheet structure (qualifying special purpose entity). These changes may impact the Company’s ability to record securitization activities utilizing its current structure and maintain its current accounting treatment. The Company is closely monitoring the progress of this project.

     Business Services: Business Services funding requirements are largely related to receivables for completed work and “work in process.” Funding is available from the Company sufficient to cover this segment’s working capital needs. Business Services also has future obligations and commitments, which are summarized in the tables below under “Contractual Obligations and Commercial Commitments.”

     Business Services used $29.4 million in investing activities primarily related to acquisitions.

     Investment Services: Investment Services, through HRBFA, is subject to regulatory requirements intended to ensure the general financial soundness and liquidity of broker-dealers.

     HRBFA is required to maintain minimum net capital as defined under Rule 15c3-1 of the Securities Exchange Act of 1934 and complies with the alternative capital requirement, which requires a broker-dealer to maintain net capital equal to the greater of $1 million or 2% of the combined aggregate debit balances arising from customer transactions. The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than the greater of 5% of combined aggregate debit items or $1 million. At the end of fiscal year 2003, HRBFA’s net capital of $95.0 million, which was 17.3% of aggregate debit items, exceeded its minimum required net capital of $11.0 million by $84.0 million.

     In fiscal year 2003, Investment Services used cash in its operating, investing and financing activities primarily as a result of the segment’s increasing losses.

     To manage short-term liquidity, HRBFA maintains a $300 million unsecured credit facility with BFC, its indirect corporate parent. Additionally, HRBFA maintains a $125 million line of credit with a financial institution. At the end of fiscal years 2003 and 2002, there were no outstanding balances on these facilities.

     Liquidity needs relating to client trading and margin-borrowing activities are met primarily through cash balances in client brokerage accounts and working capital. Management believes these sources of funds will continue to be the primary sources of liquidity for Investment Services. Stock loans have historically been used as a secondary source of funding and could be used in the future, if warranted.

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

     To satisfy the margin deposit requirement of client option transactions with the Options Clearing Corporation (“OCC”), Investment Services pledges customers’ margined securities. Pledged securities at the end of fiscal year 2003 totaled $39.7 million, an excess of $4.3 million over the margin requirement. Pledged securities at the end of fiscal year 2002 totaled $42.8 million, an excess of $4.0 million over the margin requirement.

     Management believes the funding sources for Investment Services are stable. Liquidity risk within this segment is primarily limited to maintaining sufficient capital levels to obtain securities lending liquidity to support margin borrowing by customers.

     International Tax Operations: International Tax Operations are generally self-funded. Cash balances are held in Canada, Australia and the United Kingdom independently in local currencies. H&R Block Canada has a commercial paper program up to $125 million (Canadian). At April 30, 2003, there was no commercial paper outstanding. The peak borrowing during fiscal year 2003 was $71.0 million (Canadian).

     International Tax Operations generated $18.5 million in cash flows from operating activities primarily due to its net income because, similar to U.S. Tax Operations, cash is generally collected from clients when services are rendered.

CAPITAL RESOURCES

Cash and cash equivalents totaled $875.4 million at April 30, 2003. Cash provided by operations totaled $690.8 million for fiscal year 2003 compared to $741.4 million in the prior year.

     Cash expenditures during fiscal year 2003 relating to investing and financing activities include the purchase of property and equipment ($150.9 million), business acquisitions and related contingent payments ($26.4 million), payments on acquisition debt ($57.5 million), payment of dividends ($125.9 million) and the acquisition of treasury shares ($191.2 million, net of the proceeds from issuance of common stock).

     Cash and cash equivalents — restricted totaled $438.2 million at fiscal year end. HRBFA held $400.1 million of this total segregated in a special reserve account for the exclusive benefit of customers pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934. The HRBFA restricted cash balance has grown from $108.0 million at the beginning of fiscal year 2003 as customer credit balances have become larger than customer debit balances due to the significant decline in margin loan balances resulting from the slowing economy. Restricted cash held by Mortgage Operations totaled $20.7 million at April 30, 2003 as a result of cash held for outstanding commitments to fund mortgage loans. Restricted cash of $17.4 million at April 30, 2003 held by Business Services is related to funds held to pay payroll taxes on behalf of its customers.

     Working capital increased to $850.2 million at April 30, 2003 from $365.4 million at April 30, 2002. The working capital ratio at April 30, 2003 is 1.45 to 1, compared to 1.19 to 1 at April 30, 2002. Historically, a large portion of tax return preparation occurs in the fourth quarter and has the effect of increasing certain assets and liabilities during the fourth quarter, including cash and cash equivalents, receivables, accrued salaries, wages and payroll taxes and accrued income taxes.

     On September 12, 2001, the Company’s Board of Directors authorized the repurchase of 15 million shares of common stock. During fiscal year 2003, the Company repurchased 6.6 million shares pursuant to this authorization at an aggregate price of $316.6 million or an average price of $47.94 per share. There are approximately 1.9 million shares remaining under the September 2001 authorization at April 30, 2003. On June 11, 2003 the Company’s Board of Directors approved an authorization to repurchase up to 20 million additional shares of its common stock.

     The Company plans to continue to purchase its shares on the open market in accordance with this authorization, subject to various factors including the price of the stock, the ability to maintain progress toward a capital structure that will support a single A rating, the availability of excess cash, the ability to maintain liquidity and financial flexibility, securities laws restrictions and other investment opportunities available.

OFF-BALANCE SHEET FINANCING ARRANGEMENTS

The Company is party to various transactions with an off-balance sheet component, including loan commitments and special purpose entities, or Trusts.

     The Company has commitments to fund mortgage loans in its pipeline of $2.6 billion at April 30, 2003, subject to contractual conditions being fulfilled by the borrowers. External market forces impact the probability of loan commitments being closed, and therefore, total commitments outstanding do not necessarily represent future cash requirements. If the loan commitments are exercised, they will be funded in the manner described below.

     The relationships with the Trusts serve to reduce the Company’s capital investment in its non-prime mortgage operations. These arrangements are primarily used to purchase mortgage loans, but a portion may also be used to finance servicing advances and residual interests. Additionally, these arrangements have freed up cash and short-term borrowing capacity, improved liquidity and flexibility, and reduced balance sheet risk, while providing stability and access to liquidity in the secondary market for mortgage loans.

     Substantially all non-prime mortgage loans originated are sold daily to the Trusts. The Trusts purchase the loans from the Company utilizing three warehouse facilities, arranged by the Company, totaling $4.0 billion. These facilities are subject to various Option One Mortgage Corporation (“Option One”) performance triggers, limits and financial covenants, including tangible net worth and leverage ratios. In addition, these facilities contain cross-default features in which a default in one facility would trigger a default under the other facilities as well. The material terms and features of these various facilities are as follows:

•	Facility I: In December 2002, this facility was renewed, increasing capacity from $1.0 billion to $1.5 billion. This facility bears interest at one-month LIBOR plus 50 to 60 basis points and expires on December 19, 2003. As of April 30, 2003 the balance outstanding under this facility was $1.1 billion.

•	Facility II: In April 2003, this facility was renewed, increasing capacity from $1.0 billion to $1.5 billion. This facility bears interest at one-month LIBOR plus 50 to 60 basis points and expires on April 16, 2004. As of April 30, 2003 the balance outstanding under this facility was $467.4 million.

•	Facility III: In July 2003, this $1.0 billion facility was extended to October 6, 2003. This facility bears interest at one-month LIBOR plus 50 to 60 basis points. As of April 30, 2003 the balance outstanding under this facility was $626.4 million.

     As a result of the whole loan sales to the Trusts, the Company removes the mortgage loans from its balance sheet and records the gain on the sale, cash and a receivable which represents the ultimate expected outcome from the disposition of the loans by the Trusts. This receivable is included in prepaid and other current assets on the consolidated balance sheets.

     Subsequently, the Trusts, as directed by the Trustees, either sell the loans directly to third-party investors or pool the loans for a securitization, depending on market conditions. If the Trusts choose to sell the mortgage loans the Company receives cash for its receivable. In a securitization transaction, the Trusts transfer the loans, and the right to receive all payments on the loans, to a securitization trust and the Company transfers its receivable. The securitization trust issues bonds, which are supported by the cash flows from the pooled loans, to third-party investors. The Company retains an interest in the loans in the form of a residual interest (including OC accounts and uncertificated interests) and usually assumes first risk of loss for credit losses in the loan pool. As the cash flows of the underlying loans and market conditions change, the value of the Company’s residual interest may also change, resulting in either additional unrealized gains or impairment of the value of the residual interests.

     At the settlement of each securitization, the Company records: (i) the cash received, and (ii) the estimated fair value of the interest in the mortgage loans retained from the securitization (residual interests). Additionally, the receivable from the whole loan sale to the Trusts is reversed. The residual interests represent the discounted estimated cash flows to be received by the Company in the future. The excess of the net cash received and the assets retained by the Company over the carrying value of the loans sold, less transaction costs, equals the net gain on sale of mortgage loans recorded by the Company. The Company allocates its basis in the mortgage loans and residual interests between the portion of the mortgage loans and residual interests sold and the portion retained (the residual interests and servicing assets) based on the relative fair values of those portions on the date of sale. These residual interests are classified as trading securities.

     The Company is required, under the terms of the securitization, to build and/or maintain OC to specified levels, using the excess cash flows received, until specified percentages of the securitized portfolio are attained. The Company funds the OC account from the proceeds of the sale. Future cash flows to the residual holder are used to amortize the bonds until a specific percentage of either the original or current balance is retained, which is specified in the securitization agreement. The bond holders’ recourse to the Company for credit losses is limited to the excess cash flows described above and the amount of OC held by the Trusts. Upon maturity of the bonds, any remaining amounts in the Trusts are distributed. The estimated future cash flows to be distributed to the Company are included as part of the residual valuation and are valued upon distribution from the OC account.

     To accelerate the cash flows from its residual interests, the Company securitizes the majority of its residual interests in NIM transactions. In a NIM transaction, the residual interests are transferred to another QSPE (“NIM trust”), which then issues bonds to third-party investors. The proceeds from the bonds are returned to the Company as payment for the residual interests. The bonds are secured by the pooled residual interests and are obligations of the NIM trust. The Company retains a subordinated interest in the NIM trust and receives cash flows on its residual interest generally after the bonds issued to the third-party investors are paid in full.

     At the settlement of each NIM transaction, the Company removes the carrying value of the residual interests sold from its consolidated balance sheet and records: (i) the cash received, and (ii) the estimated fair value of the portion of the residual interest retained. The excess of the net cash received and assets retained over the carrying value of the residuals sold, less transaction costs, equals the net gain or loss on the sale of residual interests by the Company. These residual interests are classified as available-for-sale securities.

     Residual interests retained from NIM securitizations may also be bundled and sold in a subsequent securitization.

     For fiscal year 2003, the disposition of loans by the Trusts was 59% securitizations and 41% whole loan sales. For fiscal year 2002, the disposition of loans by the Trusts was 89% securitizations and 11% whole loan sales.

     The Company uses Trusts in a manner consistent with conventional practices in the securitization industry. Loans totaling $2.2 billion and $1.1 billion were held by the Trusts as of April 30, 2003 and 2002, respectively. Under generally accepted accounting principles, because these Trusts are QSPEs, the Company does not record these loans on the consolidated balance sheets.

     In connection with the sale of mortgage loans, the Company provides certain representations and warranties allowing the purchaser the option of returning the purchased loans to the Company under certain conditions. The Company may recognize losses as a result of the repurchase of loans under these arrangements. The Company maintains reserves for the repurchase of loans based on historical trends. See note 20 to the consolidated financial statements.

COMMERCIAL PAPER ISSUANCE

The Company participates in the United States and Canadian commercial paper markets to meet daily cash needs. Commercial paper is issued by BFC and H&R Block Canada, Inc., wholly owned subsidiaries of the Company. The following chart provides the debt ratings for BFC as of April 30, 2003:

	Short-Term	Long-Term	Outlook

S&P	A-2	BBB+	Stable
Moody’s	P-2	A3	Stable
Fitch	F-1	A	Negative

The following chart provides the debt ratings for H&R Block Canada, Inc. as of April 30, 2003:

	Short-Term	Corporate	Trend

Moody’s	P-2
DBRS	R-1 (low)	A	Stable

     The Company incurs short-term borrowings throughout the year primarily to fund seasonal working capital needs, dividend payments and purchases of treasury stock. Borrowings in previous years were also incurred to fund participation in RALs. Because of the seasonality of its businesses, the Company has short-term borrowings throughout the year, which peaked at $1.4 billion in January 2003. No commercial paper was outstanding at April 30, 2003 or 2002.

     U.S. commercial paper issuances are supported by an unsecured committed line of credit (“CLOC”) from a consortium of twenty-two banks. The $2.0 billion CLOC is subject to annual renewal in October 2003 and has a one-year term-out provision with a maturity date of October 22, 2004. This line is subject to various affirmative and negative covenants, including a minimum net worth covenant.

     The Canadian issuances are supported by a credit facility provided by one bank in an amount not to exceed $125 million (Canadian). This line is subject to a minimum net worth covenant. The Canadian CLOC is subject to annual renewal in December 2003. There are no rating contingencies under the CLOCs. These CLOCs were undrawn at April 30, 2003.

     Management believes the commercial paper market to be stable. Risks to the stability of the Company’s commercial paper market participation would be a short-term rating downgrade, adverse changes in the Company’s financial performance, non-renewal or termination of the CLOCs, adverse publicity and operational risk within the commercial paper market. Management believes if any of these events were to occur, the CLOCs, to the extent available, could be used for an orderly exit from the commercial paper market, though at a higher cost to the Company. Additionally, the Company could turn to other sources of liquidity, including cash, debt issuance under the existing shelf registration and asset sales or securitizations.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

A summary of the Company’s obligations to make future payments is as follows:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

(in 000s)
Long-term debt	$749,093	$1,123	$250,345	$497,625	$—
Operating leases	522,011	171,041	220,353	75,415	55,202
Acquisition payments	115,874	54,055	48,039	13,780	—
Pension obligation assumed	19,547	2,042	3,110	2,630	11,765
Capital lease obligations	13,013	500	942	1,083	10,488

Total contractual cash obligations	$1,419,538	$228,761	$522,789	$590,533	$77,455

     In April 2000, the Company issued $500 million of 8 1/2% Senior Notes, due 2007. The Senior Notes are not redeemable prior to maturity. The net proceeds of this transaction were initially used to repay a portion of the short-term borrowings that initially funded the acquisition of OLDE Financial Corporation.

     In October 1997, the Company issued $250 million of 6 3/4% Senior Notes, due 2004. The Senior Notes are not redeemable prior to maturity. The net proceeds of this transaction were used to repay short-term borrowings that initially funded the acquisition of Option One.

     Long-term debt at April 30, 2003 was comprised of the $750 million of Senior Notes described above, future payments related to the acquisitions of RSM McGladrey and other Business Services acquisitions, capital lease obligations and mortgage notes. The Company’s debt to total capital ratio was 34.5% at April 30, 2003, compared with 40.4% at April 30, 2002.

     As of April 30, 2003, the Company had $250 million remaining under its shelf registration of debt securities for additional debt issuance.

     In connection with the Company’s acquisition of the non-attest assets of M&P in August 1999, the Company assumed certain pension liabilities related to M&P’s retired partners. The Company makes payments in varying amounts on a monthly basis. Included in other noncurrent liabilities at April 30, 2003 and 2002 are $19.5 million and $25.7 million, respectively, related to this liability.

A summary of the Company’s commitments, which may or may not require future payments, expire as follows:

Other Commercial Commitments	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

(in 000s)
Commitments to fund mortgage loans	$2,614,500	$2,614,500	$—	$—	$—
Commitments to sell mortgage loans	1,470,031	1,470,031	—	—	—
Major franchise acquisition payments	105,000	96,500	8,500	—	—
Acquisition contingent payments	52,290	41,740	7,400	3,150	—
Pledged securities	39,719	39,719	—	—	—
Commitment to fund M&P	26,173	—	26,173	—	—
Franchise Equity Lines of Credit	22,729	6,897	9,163	6,648	21
Mortgage loan repurchase obligations	18,859	18,859	—	—	—
Other commercial commitments	8,375	8,375	—	—	—

Total commercial commitments	$4,357,676	$4,296,621	$51,236	$9,798	$21

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

     The Company has entered into whole loan sale agreements with investors in the normal course of business, which included standard representations and warranties customary to the mortgage banking industry. Violations of these representations and warranties may require the Company to repurchase loans previously sold. A liability has been established related to the potential loss on repurchase of loans previously sold.

     In fiscal year 2000, HRB Royalty, Inc. (“HRB Royalty”), a wholly owned subsidiary of the Company, placed most of its major franchises on notice that it would not be renewing their respective franchise agreements as of the next renewal date. The agreements will expire on varying dates in fiscal years 2004 and 2005. Pursuant to the terms of the applicable franchise agreements, HRB Royalty must pay the major franchisee a “fair and equitable price” for the franchise business and such price shall not be less than eighty percent of the franchisee’s revenues for the most recent twelve months ended April 30, plus the value of equipment and supplies, and certain off-season expenses. If the Company were to acquire all of the major franchises with expiring franchise agreements, the minimum purchase price is estimated to be $105.0 million. The Company may potentially acquire the franchise businesses over the next several fiscal years, however, due to continuing litigation and possible negotiations with major franchisees, there is no certainty all of the major franchisees involved in the litigation will be acquired or that HRB Royalty and certain major franchisees will not agree to other arrangements, some of which may not require the above payment. Additionally, the timing and cost of acquisition as to any major franchise business is not certain due partially to related litigation.

     In connection with Business Services’ acquisitions, the purchase agreements provide for possible future contingent consideration, which is based on achieving certain revenue, profitability and working capital requirements over the next six years. The Company estimates the potential payments (undiscounted) total approximately $52.3 million as of April 30, 2003. This estimate is based on current financial conditions. Should actual results differ materially from the assumptions, the potential payments will differ from the estimate.

     The Company has pledged securities totaling $39.7 million, which satisfy margin deposit requirements as April 30, 2003.

     At April 30, 2003, the Company had a receivable from M&P of $31.0 million. Commitments exist to loan M&P up to the value of its accounts receivable, work-in-process and fixed assets ($57.1 million at April 30, 2003) on a revolving basis through July 31, 2004, subject to certain termination clauses. This revolving facility bears interest at the prime rate plus four and one-half percent on the outstanding amount and a commitment fee of one-half percent per annum on the unused portion of the commitment. The loan is fully secured by the accounts receivable, work-in-process and fixed assets of M&P.

     The Company has contractual commitments to fund certain franchises requesting Franchise Equity Lines of Credit (“FELCs”). The commitment to fund FELCs as of April 30, 2003 totaled $56.1 million, with a related receivable balance of $33.3 million included in the consolidated balance sheets. The receivable represents the amount drawn on the FELCs as of April 30, 2003.

     See additional discussion of commitments in note 20 to the consolidated financial statements.

REGULATORY ENVIRONMENT

Certain state laws restrict or prohibit prepayment penalties on mortgage loans, and the Company has relied on the federal Alternative Mortgage Transactions Parity Act (“Parity Act”) and related rules issued in the past by the Office of Thrift Supervision (“OTS”) to preempt state limitations on prepayment penalties. The Parity Act was enacted to extend to financial institutions, other than federally chartered depository institutions, the federal preemption that federally chartered depository institutions enjoy. However, on September 25, 2002, the OTS released a new rule that will reduce the scope of the Parity Act preemption and, as a result, the Company will no longer be able to rely on the Parity Act to preempt state restrictions on prepayment penalties. The effective date of the new rule, originally January 1, 2003, was subsequently extended by the OTS until July 1, 2003 in response to concerns from interested parties about the burdens associated with compliance. The elimination of this federal preemption will require compliance with state restrictions on prepayment penalties. It is expected that these restrictions will prohibit the Company from charging any prepayment penalty in six states and will restrict the amount or duration of prepayment penalties that the Company may impose in an additional eleven states. This may place the Company at a competitive disadvantage relative to financial institutions that will continue to enjoy federal preemption of such state restrictions. Such institutions will be able to charge prepayment penalties without regard to state restrictions and, as a result, may be able to offer loans with interest rate and loan fee structures that are more attractive than the interest rate and loan fee structures that the Company is able to offer. It is estimated that the net impact to Mortgage Operations will be a reduction in revenues of approximately $29.0 million in fiscal year 2004 as a result of the elimination of prepayment penalties.

     The United States, various state, local, provincial and foreign governments and some self-regulatory organizations have enacted statutes and ordinances, and/or adopted rules and regulations, regulating aspects of the businesses in which the Company’s subsidiaries are involved, including, but not limited to, commercial income tax return preparers, income tax courses, the electronic filing of income tax returns, the facilitation of refund anticipation loans, loan originations and assistance in loan originations, mortgage lending, privacy, consumer protection, franchising, sales methods, brokers, broker-dealers and various aspects of securities transactions, financial planners, investment advisors, accountants and the accounting practice. The Company’s subsidiaries seek to determine the applicability of such statutes, ordinances, rules and regulations (collectively, “Laws”) and comply with those Laws that apply to their activities. From time to time in the ordinary course of business, the Company and its subsidiaries receive inquiries from governmental and self-regulatory agencies regarding the applicability of Laws to the products and services offered by the Company’s subsidiaries. In response to past inquiries, the Company’s subsidiaries have agreed to comply with such Laws, convinced the authorities that such Laws were not applicable or that compliance already exists, and/or modified such subsidiaries’ activities in the applicable jurisdiction to avoid the application of all or certain parts of such Laws. The Company’s management believes that the past resolution of such inquiries and its ongoing compliance with Laws have not had a material adverse effect on the consolidated financial statements of the Company and its subsidiaries. The Company cannot predict what effect future Laws, changes in interpretations of existing Laws, or the results of future regulator inquiries with respect to the applicability of Laws may have on the Company’s subsidiaries, the consolidated financial statements of the Company and its subsidiaries.

CRITICAL ACCOUNTING POLICIES

The policies discussed below are considered by management to be critical to securing an understanding of the Company’s financial statements, as they require the use of significant judgment and estimation in order to measure, at a specific point in time, matters that are inherently uncertain. Specific risks for these critical accounting policies are described in the following paragraphs. For all of these policies, management cautions that future events rarely develop precisely as forecast, and estimates routinely require adjustment and may require material adjustment.

     Gains on sales of mortgage loans: The Company sells substantially all of the non-prime mortgage loans it originates to the Trusts, which are QSPEs, with servicing rights retained. Prime mortgage loans are sold in whole loan sales, servicing released, to third-party buyers. The Company records the gains on sales as the difference between cash proceeds and the allocated cost of loans sold.

     The Company determines the allocated cost of loans sold based on the relative fair values of loans sold, mortgage servicing rights (“MSRs”) and a receivable which represents the ultimate expected outcome from the disposition of the loans by the Trusts. The relative fair value of the MSRs and the receivable is determined using discounted cash flow models, which require various management assumptions (see discussion below in “Valuation of residual interests” and “Valuation of mortgage servicing rights”). Variations in these assumptions affect the estimated fair values, which would affect the reported gains on sales.

     The Trusts, as directed by the Trustees, ultimately dispose of the mortgage loans either through a securitization or a whole loan sale, depending on market conditions. The ultimate disposition of the loans by the Trusts determines the timing of the receipt of cash by the Company. If the Trusts choose to sell the mortgage loans, the Company receives cash for its receivable.

     In a securitization transaction, the Trusts transfer the loans and the right to receive all payments on the loans to a securitization trust, and the company transfers its receivable. The securitization trust is a QSPE. The securitization trust issues bonds to third-party investors, which are supported by the cash flows from the pooled loans. The Company retains an interest in the loans in the form of a residual interest (including OC accounts and uncertificated interests) and usually assumes first risk of loss for credit losses in the loan pool. As the cash flows of the underlying loans and market conditions change, the value of the Company’s residual interests may also change, resulting in either additional unrealized gains or impairment of the value of the residual interests.

     The Company securitizes the majority of its residual interests in NIM transactions, receives cash and retains a smaller residual interest. The Company generally receives cash flows on its residual interests only after the bonds issued to the third-party investors have matured.

     Residual interests retained from NIM securitizations may also be bundled and sold in a subsequent securitization. The sale of mortgage assets requires management to make various assumptions that may materially affect the gains on sales.

     Valuation of residual interests: The Company uses discounted cash flow models to arrive at the estimated fair values of its residual interests. The fair value of residual interests is estimated by computing the present value of the excess of the weighted-average coupon on the loans sold over the sum of (1) the coupon on the securitization bonds, (2) a base servicing fee paid to the servicer of the loans (usually the Company), (3) expected losses to be incurred on the portfolio of the loans sold (as projected to occur) over the lives of the loans, (4) fees payable to the trustee and insurer, if applicable, (5) estimated collections of prepayment penalty income, and (6) payments made to investors on NIM bonds, if applicable. The residual valuation takes into consideration the current and expected interest rate environment, including projected changes in future interest rates and the timing of such changes. Prepayment and loss assumptions used in estimating the cash flows are based on evaluations of the actual experience of the Company’s servicing portfolio, the characteristics of the applicable loan portfolio, as well as taking into consideration the current economic and interest rate environment and its expected impact. The estimated cash flows are discounted at an interest rate the Company believes an unaffiliated third-party purchaser would require as a rate of return on a financial instrument with a similar risk profile. The Company evaluates the fair values of residual interests quarterly by updating the actual and expected assumptions in the discounted cash flow models based on current information and events and by estimating, or validating with third-party experts, if necessary, what a market participant would use in determining the current fair value. Variations in the above assumptions, as well as the discount rate and interest rate assumptions, could materially affect the estimated fair values, which may require the Company to record impairments or unrealized gains. In addition, variations will also affect the amount of residual interest accretion recorded on a monthly basis. See note 7 to the consolidated financial statements for current assumptions.

     Valuation of mortgage servicing rights: The Company sells non-prime mortgage loans with servicing retained. MSRs are recorded at allocated carrying amounts based on relative fair values when the loans are sold (see discussion above in “Gain on sale of mortgage loans”). Fair values of MSRs are determined based on the present value of estimated future cash flows related to servicing loans. Assumptions used in estimating the value of MSRs include discount rates, prepayment speeds (including default), ancillary fee income and other economic factors. The prepayment speeds are somewhat correlated with the movement of market interest rates. As market interest rates decline there is a corresponding increase in actual and expected borrower prepayments as customers refinance existing mortgages under more favorable interest rate terms. This in turn reduces the anticipated cash flows associated with servicing resulting in a reduction, or impairment, to the fair value of the capitalized MSR. Non-prime loans tend to have a prepayment penalty in place for the first two to three years, which has the effect of making prepayment speeds more predictable, regardless of market interest rate movements. Prepayment rates are estimated using the Company’s historical experience and third party market sources. Variations in these assumptions could materially affect the carrying value of the MSRs.

     MSRs are carried at the lower of cost or market and are reviewed quarterly for impairment by management. Impairment is assessed based on the fair value of each risk stratum. MSRs are stratified by: loan sale date (which approximates date of origination) and loan type (6-month adjustable, 2 to 3-year adjustable and fixed rate). Fair values take into account the historical prepayment activity of the related loans and management’s estimates of the remaining future cash flows to be generated by the underlying mortgage loans. If actual prepayment rates prove to be higher than the estimate made by management, impairment of the MSRs could occur.

     Valuation of goodwill: The Company tests goodwill for impairment annually or more frequently whenever events occur or circumstances change which would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company has defined its reporting units as its operating segments or one level below. The first step of the impairment test is to compare the estimated fair value of the reporting unit to its carrying value. If the carrying value is less than fair value, no impairment exists. If the carrying value is greater than fair value, a second step is performed to determine the fair value of goodwill and the amount of impairment loss, if any. In estimating each reporting unit’s fair value using discounted cash flow projections and market comparables, when available, management makes assumptions, including discount rates, growth rates and terminal values. Changes in the projections or assumptions could materially affect fair values.

     Litigation: The Company’s policy is to routinely assess the likelihood of any adverse judgments or outcomes related to legal matters, as well as ranges of probable losses. A determination of the amount of the reserves required, if any, for these contingencies is made after thoughtful analysis of each known issue and an analysis of historical experience in accordance with Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies,” and related pronouncements. Therefore, the Company has recorded reserves related to certain legal matters for which it is probable that a loss has been incurred and the range of such loss can be estimated. With respect to other matters, management has concluded that a loss is only reasonably possible or remote and, therefore, no liability is recorded. In addition, there are certain gain contingencies for which the Company has not recorded an asset because realization is not considered probable as of the balance sheet date.

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

CONTROLS AND PROCEDURES

Disclosure controls are procedures that are designed to ensure information is recorded, processed, summarized and reported in accordance with the rules of the Securities and Exchange Commission. Disclosure controls are also designed to ensure such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

     In conjunction with management, including the Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures within 90 days prior to the filing date of this annual report. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded these controls and procedures are effective. There have been no significant changes in internal controls, or in other factors, which would significantly affect these controls subsequent to the date of evaluation.

FORWARD-LOOKING INFORMATION

The Notes to the Consolidated Financial Statements, as well as other information contained in this Annual Report to Shareholders may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are based upon current information, expectations, estimates and projections regarding the Company, the industries and markets in which the Company operates, and management’s assumptions and beliefs relating thereto. Words such as “will,” “plan,” “expect,” “remain,” “intend,” “estimate,” “approximate,” and variations thereof and similar expressions are intended to identify such forward-looking statements. These statements speak only as of the date on which they are made, are not guarantees of future performance, and involve certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results could materially differ from what is expressed, implied or forecast in such forward-looking statements. Such differences could be caused by a number of factors including, but not limited to, the uncertainty of laws, legislation, regulations, supervision and licensing by Federal, state and local authorities and self-regulatory organizations and their impact on any lines of business in which the Company’s subsidiaries are involved; unforeseen compliance costs; the uncertainty that the Company will achieve or exceed its revenue, earnings and earnings per share growth goals and expectations for fiscal year 2004; the uncertainty that actual fiscal year 2004 financial results will fall within the guidance provided by the Company; the uncertainty that the growth rate for mortgage originations in the Mortgage Operations segment will equal or exceed the growth rate experienced in fiscal year 2003; the uncertainty as to the effect on the consolidated financial statements of the adoption of accounting pronouncements; risks associated with sources of liquidity for each of the lines of business of the Company; changes in interest rates; changes in economic, political or regulatory environments; changes in competition and the effects of such changes; the inability to implement the Company’s strategies; changes in management and management strategies; the Company’s inability to successfully design, create, modify and operate its computer systems and networks; the uncertainty of assumptions utilized to estimate cash flows from residual interests in securitizations and mortgage servicing rights; the uncertainty of assumptions and criteria used in the testing of goodwill and long-lived assets for impairment; litigation involving the Company and its subsidiaries; the uncertainty as to the outcome of any RAL litigation; the uncertainty as to the timing or cost of acquisition as to any franchise business; and risks described from time to time in reports and registration statements filed by the Company and its subsidiaries with the Securities and Exchange Commission. Readers should take these factors into account in evaluating any such forward-looking statements. The Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED INCOME STATEMENTS	H&R BLOCK, INC.
Amounts in thousands, except per share amounts

Year Ended April 30	2003	2002	2001

REVENUES:
Service revenues	$2,375,212	$2,333,064	$2,179,896
Gains on sales of mortgage assets	775,341	456,958	244,789
Interest income	297,185	206,433	279,833
Product sales	144,691	127,226	101,489
Royalties	174,659	164,615	149,683
Other	12,679	29,440	25,647

	3,779,767	3,317,736	2,981,337

OPERATING EXPENSES:
Employee compensation and benefits	1,401,434	1,308,705	1,192,294
Occupancy and equipment	345,960	305,387	283,181
Depreciation and amortization	161,821	155,386	205,608
Marketing and advertising	150,172	155,729	110,973
Interest	92,644	116,141	242,551
Supplies, freight and postage	88,748	75,710	70,440
Texas litigation reserve	41,672	—	—
Impairment of goodwill	35,777	—	—
Other	481,297	485,250	411,224

	2,799,525	2,602,308	2,516,271

Operating income	980,242	715,428	465,066
Other income, net	6,835	1,412	8,012

Income before taxes	987,077	716,840	473,078
Income taxes	407,013	282,435	196,330

NET INCOME BEFORE CHANGE IN ACCOUNTING PRINCIPLE	580,064	434,405	276,748
Cumulative effect of change in accounting principle for derivatives and hedging activities less applicable income taxes of $2,717)	—	—	4,414

NET INCOME	$580,064	$434,405	$281,162

BASIC EARNINGS PER SHARE:
Net earnings before change in accounting principle	$3.23	$2.38	$1.50
Cumulative effect of change in accounting principle	—	—	.03

Net earnings	$3.23	$2.38	$1.53

DILUTED EARNINGS PER SHARE:
Net earnings before change in accounting principle	$3.15	$2.31	$1.49
Cumulative effect of change in accounting principle	—	—	.03

Net earnings	$3.15	$2.31	$1.52

See notes to consolidated financial statements on pages 50-75.

CONSOLIDATED BALANCE SHEETS	H&R BLOCK, INC.
Amounts in thousands, except share and per share amounts

April 30	2003	2002

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$875,353	$436,145
Cash and cash equivalents — restricted	438,242	152,173
Marketable securities — trading	23,859	28,370
Receivables from customers, brokers, dealers and clearing organizations, net	517,037	844,538
Receivables, net	403,197	368,345
Prepaid expenses and other current assets	489,673	415,572

Total current assets	2,747,361	2,245,143
OTHER ASSETS
Investments in available-for-sale marketable securities	17,030	15,260
Residual interests in securitizations	264,337	365,371
Mortgage servicing rights	99,265	81,893
Intangible assets, net	341,865	383,085
Goodwill, net	714,215	723,856
Property and equipment, net	288,594	286,500
Other	131,238	129,683

	$4,603,905	$4,230,791

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current portion of long-term debt	$55,678	$59,656
Accounts payable to customers, brokers and dealers	862,694	903,201
Accounts payable, accrued expenses and deposits	468,933	410,622
Accrued salaries, wages and payroll taxes	210,629	253,401
Accrued income taxes	299,262	252,822

Total current liabilities	1,897,196	1,879,702
LONG-TERM DEBT	822,302	868,387
OTHER NONCURRENT LIABILITIES	220,698	113,282
COMMITMENTS AND CONTINGENCIES (Note 20)
STOCKHOLDERS’ EQUITY
Common stock, no par, stated value $.01 per share, authorized 500,000,000 shares	2,179	2,179
Convertible preferred stock, no par, stated value $.01 per share, authorized 500,000 shares	—	—
Additional paid-in capital	496,393	468,052
Accumulated other comprehensive income	36,862	44,128
Retained earnings	2,221,868	1,767,702
Less cost of common stock in treasury	(1,093,593)	(912,641)

Total stockholders’ equity	1,663,709	1,369,420

	$4,603,905	$4,230,791

See notes to consolidated financial statements on pages 50-75.

CONSOLIDATED STATEMENTS OF CASH FLOWS	H&R BLOCK, INC.
Amounts in thousands

Year Ended April 30	2003	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$580,064	$434,405	$281,162
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	161,821	155,386	205,608
Provision for bad debt	49,748	76,804	84,422
Accretion of acquisition liabilities	9,200	11,700	11,863
Provision for deferred taxes on income	63,849	30,136	(38,870)
Net (gain) loss on sale of marketable securities	185	(423)	(17,744)
Accretion of residual interests in securitizations	(145,165)	(50,583)	(21,824)
Impairment of residual interests in securitizations	54,111	30,987	9,467
Realized gain on sale of residual interests in securitizations	(130,881)	—	—
Additions to trading securities — residual interests in securitizations	(542,544)	(809,228)	(386,207)
Proceeds from net interest margin transactions	541,791	783,171	319,620
Additions to mortgage servicing rights	(65,345)	(65,630)	(37,661)
Amortization of mortgage servicing rights	47,107	33,890	18,147
Impairment of mortgage servicing rights	866	11,643	—
Impairment of goodwill	35,777	—	—
Tax benefit from stock option exercises	37,304	57,809	2,235
Changes in assets and liabilities, net of acquisitions:
Cash and cash equivalents — restricted	(286,069)	(67,976)	(51,014)
Receivables from customers, brokers, dealers and clearing organizations	326,824	465,926	1,544,640
Receivables	(87,140)	(86,531)	(399,239)
Mortgage loans held for sale:
Originations and purchases	(17,827,828)	(11,771,688)	(7,254,552)
Sales and principal repayments	17,837,323	11,780,758	7,336,659
Prepaid expenses and other current assets	(24,636)	(179,694)	(88,515)
Accounts payable to customers, brokers and dealers	(40,507)	(154,799)	(1,512,200)
Accounts payable, accrued expenses and deposits	59,265	57,608	133,695
Accrued salaries, wages and payroll taxes	(42,772)	31,751	48,901
Accrued income taxes	46,440	(42,777)	66,465
Other, net	32,037	8,801	(6,707)

Net cash provided by operating activities	690,825	741,446	248,351

CASH FLOWS FROM INVESTING ACTIVITIES:
Available-for-sale securities:
Purchases of available-for-sale securities	(14,614)	(7,241)	(10,636)
Cash received from residual interests in securitizations	140,795	67,070	16,024
Cash proceeds from sale of residual interests in securitizations	142,486	—	—
Maturities of other available-for-sale securities	—	8,250	5,500
Sales of other available-for-sale securities	14,081	23,173	356,192
Purchases of property, plant and equipment, net	(150,897)	(111,775)	(92,411)
Payments made for business acquisitions, net of cash acquired	(26,408)	(46,738)	(21,143)
Other, net	19,896	8,228	1,231

Net cash provided by (used in) investing activities	125,339	(59,033)	254,757

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of notes payable	(9,925,516)	(10,622,011)	(18,219,741)
Proceeds from issuance of notes payable	9,925,516	10,622,011	17,935,944
Payments on acquisition debt	(57,469)	(50,594)	(68,743)
Dividends paid	(125,898)	(115,725)	(108,374)
Payments to acquire treasury shares	(317,570)	(462,938)	(222,895)
Proceeds from issuance of common stock	126,325	195,233	19,550
Other, net	(2,344)	140	2,049

Net cash used in financing activities	(376,956)	(433,884)	(662,210)

Net increase (decrease) in cash and cash equivalents	439,208	248,529	(159,102)
Cash and cash equivalents at beginning of the year	436,145	187,616	346,718

Cash and cash equivalents at end of the year	$875,353	$436,145	$187,616

See notes to consolidated financial statements on pages 50-75.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY	H&R BLOCK, INC.
Amounts in thousands, except per share amounts

			Convertible
	Common Stock		Preferred Stock		Additional
					Paid-in
	Shares	Amount	Shares	Amount	Capital

Balances at April 30, 2000	217,945	$2,179	—	$—	$420,594
Net income	—	—	—	—	—
Unrealized loss on translation	—	—	—	—	—
Change in net unrealized gain on marketable securities	—	—	—	—	—
Comprehensive income	—	—	—	—	—
Stock options exercised	—	—	—	—	(68)
Restricted stock awards	—	—	—	—	(382)
Stock issued for ESPP	—	—	—	—	(187)
Acquisition of treasury shares	—	—	—	—	—
Cash dividends paid - $.5875 per share	—	—	—	—	—

Balances at April 30, 2001	217,945	2,179	—	—	419,957
Net income	—	—	—	—	—
Unrealized loss on translation	—	—	—	—	—
Change in net unrealized gain on marketable securities	—	—	—	—	—
Comprehensive income	—	—	—	—	—
Stock options exercised	—	—	—	—	47,590
Restricted stock awards	—	—	—	—	237
Stock issued for ESPP	—	—	—	—	268
Acquisition of treasury shares	—	—	—	—	—
Cash dividends paid - $.63 per share	—	—	—	—	—

Balances at April 30, 2002	217,945	2,179	—	—	468,052
Net income	—	—	—	—	—
Unrealized gain on translation	—	—	—	—	—
Change in net unrealized gain on marketable securities	—	—	—	—	—
Comprehensive income	—	—	—	—	—
Stock options exercised	—	—	—	—	27,241
Restricted stock awards	—	—	—	—	5
Stock issued for ESPP	—	—	—	—	1,095
Acquisition of treasury shares	—	—	—	—	—
Cash dividends paid - $.70 per share	—	—	—	—	—

Balances at April 30, 2003	217,945	$2,179	—	$—	$496,393

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Accumulated
	Other		Treasury Stock
	Comprehensive	Retained			Total
	Income (loss)	Earnings	Shares	Amount	Equity

Balances at April 30, 2000	$(26,241)	$1,276,234	(21,875)	$(454,177)	$1,218,589
Net income	—	281,162	—	—	—
Unrealized loss on translation	(11,864)	—	—	—	—
Change in net unrealized gain on marketable securities	(4,662)	—	—	—	—
Comprehensive income	—	—	—	—	264,636
Stock options exercised	—	—	1,001	19,121	19,053
Restricted stock awards	—	—	114	2,252	1,870
Stock issued for ESPP	—	—	55	1,049	862
Acquisition of treasury shares	—	—	(13,632)	(222,895)	(222,895)
Cash dividends paid - $.5875 per share	—	(108,374)	—	—	(108,374)

Balances at April 30, 2001	(42,767)	1,449,022	(34,337)	(654,650)	1,173,741
Net income	—	434,405	—	—	—
Unrealized loss on translation	(875)	—	—	—	—
Change in net unrealized gain on marketable securities	87,770	—	—	—	—
Comprehensive income	—	—	—	—	521,300
Stock options exercised	—	—	9,662	202,500	250,090
Restricted stock awards	—	—	17	400	637
Stock issued for ESPP	—	—	97	2,047	2,315
Acquisition of treasury shares	—	—	(12,259)	(462,938)	(462,938)
Cash dividends paid - $.63 per share	—	(115,725)	—	—	(115,725)

Balances at April 30, 2002	44,128	1,767,702	(36,820)	(912,641)	1,369,420
Net income	—	580,064	—	—	—
Unrealized gain on translation	17,415	—	—	—	—
Change in net unrealized gain on marketable securities	(24,681)	—	—	—	—
Comprehensive income	—	—	—	—	572,798
Stock options exercised	—	—	5,070	135,409	162,650
Restricted stock awards	—	—	(64)	(1,306)	(1,301)
Stock issued for ESPP	—	—	94	2,515	3,610
Acquisition of treasury shares	—	—	(6,624)	(317,570)	(317,570)
Cash dividends paid - $.70 per share	—	(125,898)	—	—	(125,898)

Balances at April 30, 2003	$36,862	$2,221,868	(38,344)	$(1,093,593)	$1,663,709

See notes to consolidated financial statements on pages 50-75.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollars in thousands, except share data

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of operations: The operating subsidiaries of H&R Block, Inc. (the “Company”) provide a variety of financial services to the general public, principally in the United States, but also in Canada, Australia and the United Kingdom. Specifically, the Company offers tax return preparation and electronic filing of tax returns; origination, sale and servicing of non-prime and prime mortgages; investment services through a broker-dealer; personal productivity software, refund anticipation loan products offered by a third-party lending institution; and accounting, tax and consulting services to business clients.

     Principles of consolidation: The consolidated financial statements include the accounts of the Company, all majority-owned subsidiaries and companies it directly or indirectly controls. All material intercompany transactions and balances have been eliminated.

     Some of the Company’s subsidiaries operate in regulated industries, and their underlying accounting records reflect the policies and requirements of these industries.

     Reclassifications: Certain reclassifications have been made to prior year amounts to conform to the current year presentation. These reclassifications had no effect on the results of operations or shareholders’ equity as previously reported.

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

     Cash and cash equivalents: Cash and cash equivalents include cash on hand, cash due from banks and securities purchased under agreements to resell. For purposes of the consolidated balance sheets and consolidated statements of cash flows, all non-restricted highly liquid instruments purchased with an original maturity of three months or less are considered to be cash equivalents.

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

     Cash and cash equivalents — restricted: Cash and cash equivalents — restricted consists primarily of securities purchased under agreements to resell and cash which has been segregated in a special reserve account for the exclusive benefit of customers pursuant to federal regulations under Rule 15c3-3 of the Securities Exchange Act of 1934. Also included are cash balances held for outstanding commitments to fund mortgage loans and funds held to pay payroll taxes on behalf of customers.

     Marketable securities — trading: Certain marketable debt securities held by the Company’s broker-dealers are classified as trading, carried at market value (based on quoted prices) and marked to market through the consolidated income statements. Certain residual interests in securitizations of mortgage loans are classified as trading, based on management’s intentions and criteria as established by the Company, are carried at market value (based on discounted cash flow models) and marked to market through the consolidated income statements.

     Receivables from customers, brokers, dealers and clearing organizations and accounts payable to customers, brokers and dealers: Customer receivables and payables consist primarily of amounts due on margin and cash transactions. These receivables are collateralized by customers’ securities held, which are not reflected in the accompanying consolidated financial statements.

     Receivables from brokers are collateralized by securities in physical possession of, or on deposit with, the Company or receivables from customers or other brokers. The allowance for doubtful accounts represents an amount considered by management to be adequate to cover potential losses.

     Securities borrowed and securities loaned transactions are generally reported as collateralized financing. These transactions require deposits of cash and/or collateral with the lender. Securities loaned consist of securities owned by customers that were purchased on margin. When loaning securities, cash collateral approximately equal to the value of the securities loaned is received. The amount of cash collateral is adjusted, as required, for market fluctuations in the value of the securities loaned. Interest rates paid on the cash collateral fluctuate as short-term interest rates change.

     Receivables: Receivables consist primarily of Business Services accounts receivable and mortgage loans held for sale. Mortgage loans held for sale are carried at the lower of aggregate cost or market value as determined by outstanding commitments from investors or current investor-yield requirements calculated on an aggregate basis. The allowance for doubtful accounts represents an amount considered by management to be adequate to cover potential losses related to its non-mortgage loan receivable balance.

     Marketable securities — available-for-sale: Certain marketable debt and equity securities are classified as available-for-sale, based on management’s intentions and criteria as established by the Company, and are carried at market value (based on quoted prices) with unrealized gains and losses included in other comprehensive income. If losses are determined to be other-than-temporary, the security is written down to fair value with the realized loss, net of any unrealized gain previously recorded in other comprehensive income, included in the consolidated income statements. The cost of marketable securities sold is determined on the specific identification method.

     Residual interests in securitizations: Residual interests are classified as available-for-sale securities, and are carried at market value (based on discounted cash flow models) with unrealized gains included in other comprehensive income. The residual interests are accreted over the estimated life of the securitization structure. If the carrying value exceeds market value, the residual is written down to market value with the realized loss, net of any unrealized gain previously recorded in other comprehensive income, included in gains on sales of mortgage assets in the consolidated income statements.

     The Company estimates future cash flows from these residuals and values them utilizing assumptions it believes to be consistent with those of unaffiliated third-party purchasers. The Company estimates the fair value of residuals by computing the present value of the excess of the weighted-average interest rate on the loans sold over the sum of (1) the coupon on the securitization bonds, (2) a base servicing fee paid to the servicer of the loans (which is usually the Company), (3) expected losses to be incurred on the portfolio of the loans sold (as projected to occur) over the lives of the loans, (4) fees payable to the trustee and insurer, if applicable, (5) estimated collections of prepayment penalty fee income, and (6) payments made to investors on NIM bonds, if applicable. The residual valuation takes into consideration the current and expected interest rate environment, including projected changes in future interest rates and the timing of such changes. Prepayment and loss assumptions used in estimating the cash flows are based on evaluation of the actual experience of the servicing portfolio, the characteristics of the applicable loan portfolio, as well as also taking into consideration the current and expected economic and interest rate environment and its expected impact. The estimated cash flows are discounted at an interest rate the Company believes an unaffiliated third-party purchaser would require as a rate of return on a financial instrument with a similar risk profile. The Company evaluates the fair values of residual interests quarterly by updating the actual and expected assumptions in the discounted cash flow models based on current information and events and by estimating, or validating with third-party experts, if necessary, what a market participant would use in determining the current fair value. To the extent that actual excess cash flows are different from estimated excess cash flows, the fair value of the residual could increase or decrease.

     Mortgage servicing rights: Mortgage servicing rights (“MSRs”) are retained in the sale of mortgage loans and are recorded at allocated carrying amounts based on relative fair values at the time of the sale. The MSRs are carried at the lower of cost or fair value. Fair values of MSRs are determined based on the present value of estimated future cash flows related to servicing loans. Assumptions used in estimating the value of MSRs include market discount rates and anticipated prepayment speeds (including default), estimated ancillary fee income and other economic factors. The prepayment speeds are estimated using the Company’s historical experience and third-party market sources.

     The MSRs are amortized to earnings in proportion to, and over the period of, estimated net future servicing income. MSRs are reviewed quarterly for impairment. MSRs are stratified by: loan sale date (which approximates date of origination) and loan type (6-month adjustable, 2 to 3-year adjustable and fixed rate). Impairment is assessed based on the fair value of each risk stratum. When MSRs are reviewed, management makes an estimate of the future prepayment rates and other key variables of the underlying mortgage loans. If actual performance proves to be worse than the estimate, impairment of MSRs could occur.

     Intangible assets and goodwill: In May 2001, the Company elected early adoption of Statement of Financial Accounting Standards No. 141, “Business Combinations,” and No. 142, “Goodwill and Other Intangible Assets” (“SFAS 141 and 142”).

     In applying SFAS 142, the Company re-evaluated the useful lives of these separable intangible assets. The weighted-average life of the remaining intangible assets with finite lives is 10 years. In accordance with SFAS 141, on the date of adoption, the previously identified intangible assets of assembled workforce and management infrastructure were subsumed into goodwill.

     The adoption of SFAS 141 and 142 has had a significant effect on the consolidated income statements for fiscal years 2003 and 2002, due to the cessation of goodwill amortization beginning May 1, 2001. Had the provisions of SFAS 141 and 142 been applied for the year ended April 30, 2001 net income and earnings per basic and diluted share would have been as follows:

	2001

	Net income	Basic per share	Diluted per share

Net income:
As reported	$281,162	$1.53	$1.52
Add amortization (net of tax):
Goodwill	29,509	.16	.16
Assembled workforce	15,733	.09	.09
Management infrastructure	902	—	—
Trade name	1,722	.01	.01

Adjusted net income	$329,028	$1.79	$1.78

     On the date of adoption and at least annually, SFAS 142 requires testing of goodwill for impairment. No indications of goodwill impairment were found during fiscal year 2002. During fiscal year 2003, impairment charges of $24,000 and $11,777 were recorded in the Investment Services and Business Services segments, respectively.

     In addition, long-lived assets, including intangible assets, are assessed for impairment whenever events or circumstances indicate the carrying value may not be fully recoverable by comparing the carrying value to future undiscounted cash flows. To the extent there is impairment, analysis is performed based on several criteria, including, but not limited to, revenue trends, discounted operating cash flows and other operating factors to determine the impairment amount. No material impairment adjustments to other intangible assets or other long-lived assets were made during fiscal year 2003 or 2002.

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

     Notes payable: Short-term borrowings are used to finance temporary liquidity needs and various financial activities conducted by the Company. There were no notes payable outstanding at April 30, 2003 and 2002.

     Revenue recognition: Service revenues consist primarily of fees for preparation and filing of tax returns, system administration fees associated with refund anticipation loans (“RALs”) and refund anticipation checks, mortgage loan servicing fees, brokerage commissions and fees for consulting services. Generally, service revenues are recorded in the period in which the service is performed. Commissions revenue is recognized on a trade-date basis. Revenues for services rendered in connection with the Business Services segment are recognized on a time and materials basis.

     Gains on sales of mortgage assets are recognized when control of the assets are surrendered (when loans are sold to qualifying special purpose entities (“Trusts”)) and are based on the difference between cash proceeds and the allocated cost of the assets sold.

     Interest income consists primarily of interest earned on customer margin loan balances and mortgage loans, and accretion income. Interest income on customer margin loan balances is recognized daily as earned based on current rates charged to customers for their margin balance. Accretion income represents interest earned over the life of residual interests using the effective interest method.

     Product sales consist mainly of tax preparation software, other personal productivity software, online do-it-yourself tax preparation and the Peace of Mind guarantee program. Sales of software are recognized when the product is ultimately sold to the end user. A portion of Peace of Mind revenues is recognized when the product is sold. The remaining revenues are recognized over the guarantee period in proportion to the costs expected to be incurred under the contract.

     Franchise royalties, based upon the contractual percentages of franchise revenues, are recorded in the period in which the franchise provides the service.

     Advertising expense: Advertising costs are expensed the first time the advertisement is run.

     Income taxes: The Company and its subsidiaries file a consolidated Federal income tax return on a calendar year basis. Therefore, the current liability for income taxes recorded in the balance sheet at each fiscal year end consists principally of income taxes for the period January 1 to April 30 of the respective year. Deferred taxes are provided for temporary differences between financial and tax reporting, which consist principally of deductible goodwill, residual interests, accrued expenses, deferred compensation, mortgage servicing rights and allowances for credit losses.

     Litigation: The Company’s policy is to routinely assess the likelihood of any adverse judgments or outcomes related to legal matters, as well as ranges of probable losses. A determination of the amount of the reserves required, if any, for these contingencies is made after thoughtful analysis of each known issue and an analysis of historical experience in accordance with Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies,” and related pronouncements. Therefore, the Company has recorded reserves related to certain legal matters for which it is probable that a loss has been incurred and the range of such loss can be estimated. With respect to other matters, management has concluded that a loss is only reasonably possible or remote and, therefore, no liability is recorded. In addition, there are certain gain contingencies for which the Company has not recorded an asset because realization is not considered probable as of the balance sheet date.

     Foreign currency translation: Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at exchange rates prevailing at the end of the year. Revenue and expense transactions are translated at the average of exchange rates in effect during the period. Translation gains and losses are recorded in other comprehensive income.

     Stock-based compensation plans: The Company accounts for its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).

     Had compensation cost for the stock compensation plans been determined in accordance with the fair value accounting method prescribed under SFAS 123, the Company’s net income and earnings per share would have been as follows:

Year Ended April 30	2003	2002	2001

Net income, as reported	$580,064	$434,405	$281,162
Less: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(19,820)	(34,045)	(18,461)

Pro forma net income	$560,244	$400,360	$262,701

Basic earnings per share:
As reported	$3.23	$2.38	$1.53
Pro forma	3.12	2.19	1.43
Diluted earnings per share:
As reported	$3.15	$2.31	$1.52
Pro forma	3.06	2.13	1.42

     Derivative activities: Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” (“SFAS 133”) and Statement of Financial Accounting Standards No. 138, “Accounting for Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133” (“SFAS 138”) establishes accounting and reporting standards for derivative and hedging activities, and requires companies to record derivative instruments as assets or liabilities, measured at fair value. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument and whether it qualifies for hedge accounting.

     In fiscal year 2001, the Company adopted SFAS 133 and 138 and initially identified derivative instruments related to certain of its commitments to originate residential mortgage loans. The commitments that qualified as derivative instruments totaled $252,593 at April 30, 2001. The transition adjustment for the adoption of SFAS 133 and SFAS 138 of $4,414, net of taxes, is shown as the cumulative effect of a change in accounting principle in the consolidated income statement for the year ended April 30, 2001.

     The Company uses derivative instruments as part of its overall strategy to reduce exposure to fluctuations in interest rates and to fair value changes in mortgage loans held for sale. The primary derivative instruments utilized by the Company include forward sales of mortgage-backed securities. Derivative instruments with a positive fair value at year-end, representing a receivable from a counterparty, are included in prepaid expenses and other current assets on the consolidated balance sheet. Derivative instruments with a negative fair value at year-end, representing a payable to a counterparty, are included in accounts payable, accrued expenses and deposits in the consolidated balance sheet. Changes in the fair value of derivative instruments are reflected in income.

     Commitments to fund loans are freestanding derivative instruments and do not qualify for hedge accounting treatment. The mark-to-market of these commitments is included in prepaid expenses and other current assets, while changes in the fair value are recognized in gains on sales of mortgage assets on the consolidated income statements.

     Disclosure regarding certain financial instruments: The carrying values reported in the balance sheet for cash equivalents, receivables, accounts payable, accrued liabilities and the current portion of long-term debt approximate fair market value due to the relative short-term nature of the respective instruments.

     New accounting standards: In April 2003, Statement of Financial Accounting Standards No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”) was issued. SFAS 149 amends SFAS 133 to clarify the definition of a derivative and incorporate many of the implementation issues cleared as a result of the Derivatives Implementation Group process. This statement is effective for contracts entered into or modified after June 30, 2003 and should be applied prospectively after that date. The Company is currently evaluating what effect, if any, the adoption of SFAS 149 will have on the consolidated financial statements.

     In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 provides guidance with respect to the consolidation of certain variable interest entities (“VIEs”) whereby a VIE must be consolidated by its primary beneficiary if the entity does not effectively disperse risks among parties involved. The primary beneficiary is one that absorbs a majority of the expected losses, residual returns, or both as a result of holding variable interests. FIN 46 also requires disclosures for both the primary beneficiary of a VIE and other parties with a significant variable interest in the entity. The provisions of FIN 46 apply immediately to VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. FIN 46 applies, in the first fiscal year or interim period beginning after June 15, 2003, to VIEs in which an enterprise holds a variable interest it acquired before February 1, 2003. In addition, FIN 46 requires certain transitional disclosures if an enterprise believes it is reasonably possible that it will determine it has a significant variable interest in a VIE upon the date of application. The Company has not obtained an interest in a new or existing VIE subsequent to January 31, 2003. The Company is continuing its evaluation of interests in potential VIEs, which would be subject to the provisions of FIN 46 for the second quarter of fiscal year 2004.

     In December 2002, Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” (“SFAS 148”) was issued and amends SFAS 123. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends prior disclosure requirements to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition provisions are effective for financial statements for fiscal years ending after December 15, 2002. The enhanced disclosure requirements are effective for periods beginning after December 15, 2002. The Company accounts for stock-based compensation in accordance with APB 25, and has adopted the disclosure provisions of SFAS 148. On May 1, 2003 the Company will adopt the fair value recognition provisions preferred under SFAS 123, and will prospectively recognize compensation expense on future awards granted, modified or settled after April 30, 2003.

     In November 2002, Emerging Issues Task Force Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) was issued. EITF 00-21 requires consideration received in connection with arrangements involving multiple revenue generating activities to be measured and allocated to each separate unit of accounting in the arrangement. Revenue recognition would be determined separately for each unit of accounting within the arrangement. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is currently evaluating the effect of EITF 00-21 on the consolidated financial statements.

     In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 also requires the guarantor to recognize a liability for the non-contingent component of the guarantee, which is the obligation to stand ready to perform if specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The Company has adopted the disclosure requirements of FIN 45 and, in accordance with the transition rules of the pronouncement, has applied the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002 (see note 20). The adoption of FIN 45 did not have a material effect on the consolidated financial statements.

     In June 2002, Statement of Financial Accounting Standards No. 146 “Accounting for Costs associated with Exit or Disposal Activities” (“SFAS 146”) was issued. SFAS 146 addresses accounting and reporting for costs associated with exit or disposal activities and nullifies EITF No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 did not have a material effect on the consolidated financial statements.

     On May 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 establishes a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The adoption of SFAS 144 did not have a material effect on the consolidated financial statements.

     The estimated impact of these new accounting standards reflects current views. There may be material differences between these estimates and the actual impact of these standards.

NOTE 2: BUSINESS COMBINATIONS AND DISPOSALS
During fiscal year 2003, the Company acquired two accounting firms. Cash payments related to these acquisitions totaled $2,568, with additional cash payments of $2,848 over the next five years. Each acquisition was accounted for as a purchase and, accordingly, results for each acquisition are included since the date of acquisition. The purchase agreements also provide for possible future contingent consideration of approximately $250. The following intangible assets were valued in the acquisitions: customer relationships of $2,242 and noncompete agreements of $728. The weighted average life of the intangible assets is eleven years. Goodwill recognized in these transactions was $2,404, which is deductible for tax purposes and is included in the Business Services segment.

     In December 2001, the Company acquired a controlling interest in MyBenefitSource, Inc., an integrated payroll and benefits processing company, with an option to acquire the remaining shares. The Company also acquired 100% of Equico Resources, LLC (“Equico”), a valuation, merger and acquisition consulting company. These acquisitions were accounted for as purchases, and the results of operations for these businesses have been consolidated since the date of acquisition. Cash payments related to these acquisitions totaled $28,510 with additional cash payments of $31,000 over the next five years. The purchase agreements also provide for possible future contingent consideration of approximately $45,000, which is based on achieving certain revenue, profitability and working capital targets over the next six years, and such consideration will be treated as purchase price if paid. The following intangible assets were valued in the acquisitions: customer relationships of $4,126, noncompete agreements of $5,892 and trade names of $2,428. The weighted-average life of the intangible assets is five years. Goodwill recognized in these transactions was $40,312, which is not deductible for tax purposes. The goodwill is included in the Business Services segment.

     During fiscal year 2002, the Company acquired six accounting firms, giving the Business Services segment a geographic presence in Seattle and San Francisco, as well as expanding its existing presence in New York City and Dallas. Cash payments related to these acquisitions totaled $6,899, with additional cash payments of $26,125 over the next five years. Each acquisition was accounted for as a purchase and, accordingly, results for each acquisition are included since the date of acquisition. The purchase agreements also provide for possible future contingent consideration of approximately $6,567, which is based on achieving certain revenue and profitability over the next five years, and such consideration will be treated as purchase price if paid. The following intangible assets were valued in the acquisition: customer relationships of $9,314 and noncompete agreements of $3,584. The weighted-average life of the intangible assets is eleven years. Goodwill recognized in these transactions was $15,842, of which $8,834 is expected to be fully deductible for tax purposes. The goodwill is included in the Business Services segment.

     During fiscal year 2001, the Company acquired several accounting firms. The purchase prices aggregated $54,443. Each acquisition was accounted for as a purchase and, accordingly, results for each acquisition are included since the date of acquisition. The excess of cost over fair value of net tangible assets acquired was $54,322.

     During fiscal year 2003, 2002 and 2001, the Company made other acquisitions which were accounted for as purchases with cash payments totaling $3,045, $1,579 and $2,897, respectively. Their operations, which are not material, are included in the consolidated income statements since the date of acquisition.

     On December 31, 2000, the Company completed the sale of the assets of KSM Business Services, part of the Company’s Business Services segment. The Company recorded a gain before taxes of $2,040 on the transaction.

NOTE 3: EARNINGS PER SHARE
Basic earnings per share is computed using the weighted-average number of common shares outstanding. The dilutive effect of potential common shares outstanding is included in diluted earnings per share. The computations of basic and diluted earnings per share before change in accounting principle are as follows (shares in thousands):

Year Ended April 30	2003	2002	2001

Net income before change in accounting principle	$580,064	$434,405	$276,748

Basic weighted-average common shares	179,638	182,903	183,893
Dilutive potential common shares:
Common stock options	4,439	5,423	1,241
Convertible preferred stock	1	1	1

Diluted weighted-average common shares	184,078	188,327	185,135

Earnings per share before change in accounting principle:
Basic	$3.23	$2.38	$1.50
Diluted	3.15	2.31	1.49

     Diluted earnings per share excludes the impact of weighted-average common shares issuable upon the exercise of stock options of 2,597,320, 682,802, and 13,906,602 shares for 2003, 2002 and 2001, respectively, because the options’ exercise prices were greater than the average market price of the common shares and therefore, the effect would be antidilutive.

NOTE 4: CASH AND CASH EQUIVALENTS
The components of cash and cash equivalents are as follows:

April 30	2003	2002

Cash and interest-bearing deposits	$770,808	$118,382
Other interest-bearing securities	86,944	315,845
Certificates of deposit	17,601	1,918

	$875,353	$436,145

NOTE 5: RECEIVABLES
The components of receivables are as follows:

April 30	2003	2002

Business Services accounts receivable	$185,023	$177,321
Mortgage loans held for sale	68,518	71,855
Software receivables	36,810	34,679
Loans to franchises	33,341	31,055
Refund anticipation loans	12,871	33,530
Other	89,054	83,962

	425,617	432,402
Less: Allowance for doubtful accounts	(17,038)	(56,385)
Less: Lower of cost or market adjustment on mortgage loans held for sale	(5,382)	(7,672)

	$403,197	$368,345

    The components of receivables from customers, brokers, dealers and clearing organizations are as follows:

April 30	2003	2002

Gross receivables	$518,558	$846,323
Less: Allowance for doubtful accounts	(1,521)	(1,785)

	$517,037	$844,538

NOTE 6: MARKETABLE SECURITIES AVAILABLE-FOR-SALE
The amortized cost and market value of marketable securities classified as available-for-sale at April 30, 2003 and 2002 are summarized below:

	2003				2002

		Gross	Gross			Gross	Gross

	Amortized	Unrealized	Unrealized	Market	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value
Noncurrent:
Municipal bonds	$11,959	$516	$8	$12,467	$9,402	$333	$33	$9,702
Common stock	4,491	169	97	4,563	6,699	270	1,411	5,558

	16,450	685	105	17,030	16,101	603	1,444	15,260

Residual interests	166,248	98,089	—	264,337	225,879	139,492	—	365,371

	$182,698	$98,774	$105	$281,367	$241,980	$140,095	$1,444	$380,631

     Proceeds from the sales of available-for-sale securities were $156,567, $23,173 and $356,192 during 2003, 2002 and 2001, respectively. Gross realized gains on those sales during 2003, 2002 and 2001 were $131,441, $635 and $17,936, respectively; gross realized losses were $745, $212 and $192, respectively.

     Contractual maturities of available-for-sale debt securities (municipal bonds) at April 30, 2003 occur at varying dates over the next five to ten years. Because expected maturities differ from contractual maturities due to the issuers’ rights to prepay certain obligations or the seller’s rights to call certain obligations, the first call date, put date or auction date for municipal bonds and notes is considered the contractual maturity date.

NOTE 7: MORTGAGE BANKING ACTIVITIES
The Company originates mortgage loans and sells most non-prime loans the same day the loans are funded to Trusts. These Trusts meet the criteria of qualifying special purpose entities (“QSPEs”) and are therefore not consolidated. The sale is recorded in accordance with Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”). The Trusts purchase the loans from the Company utilizing three warehouse facilities arranged by the Company. As a result of the whole loan sales to the Trusts, the Company removes the mortgage loans from its balance sheet and records the gain on the sale, cash and a receivable which represents the ultimate expected outcome from the disposition of the loans by the Trusts. This receivable is included in prepaid and other current assets on the consolidated balance sheets. The balance was $122,130 and $52,601 at April 30, 2003 and 2002, respectively.

     The Trusts, as directed by the Trustees, either sell the loans directly to third-party investors or pool the loans for a securitization, depending on market conditions. If the Trusts choose to sell the mortgage loans, the Company receives cash for its receivable. In a securitization transaction, the Trusts transfer the loans to a securitization trust, and the Company transfers its receivable. The securitization trust issues bonds, which are supported by the cash flows from the pooled loans, to third-party investors. The Company retains an interest in the loans in the form of a residual interest (including overcollateralization accounts and uncertificated interests) and usually assumes first risk of loss for credit losses in the loan pool. As the cash flows of the underlying loans and market conditions change, the value of the Company’s residual interest may also change, resulting in either additional unrealized gains or impairment of the value of the residual interests. These residual interests are classified as trading securities and had no balance as of April 30, 2003 and 2002.

     To accelerate the cash flows from its residual interests, the Company securitizes the majority of its residual interests in net interest margin (“NIM”) transactions. In a NIM transaction, the residual interests are transferred to another QSPE (“NIM trust”), which then issues bonds to third-party investors. The proceeds from the bonds are returned to the Company as payment for the residual interests. The bonds are secured by the pooled residual interests and are obligations of the NIM trust. The Company retains a subordinated interest in the NIM trust, and receives cash flows on its residual interest generally after the bonds issued to the third-party investors are paid in full. Residual interests retained from NIM securitizations may also be bundled and sold in a subsequent securitization. These residual interests are classified as available-for-sale securities (see note 6).

     Prime mortgage loans are sold in whole loan sales, servicing released, to third-party buyers.

     Activity related to residual interests in securitizations consists of the following:

April 30	2003	2002

Balance, beginning of year	$365,371	$238,600
Additions (resulting from NIM transactions)	753	26,057
Cash received	(140,795)	(67,070)
Cash received on sales of residual interests	(142,486)	—
Accretion	145,165	50,583
Impairments of fair value	(54,111)	(30,987)
Change in unrealized holding gains (losses) arising during the period	90,440	148,188

Balance, end of year	$264,337	$365,371

     The Company sold $17,225,774 and $11,440,190 of mortgage loans in whole loan sales to the Trusts during the years ended April 30, 2003 and 2002, respectively. Gains totaling $698,571 and $487,945 were recorded on these sales, respectively. Residual interests valued at $542,544 and $809,228 were securitized in NIM transactions during the years ended April 30, 2003 and 2002, respectively. Net cash proceeds of $541,791 and $783,171 were received from the NIM transactions for the years ended April 30, 2003 and 2002, respectively. Total net additions to residual interests for the years ended April 30, 2003 and 2002 were $753 and $26,057, respectively.

     Cash flows from the residual interests of $140,795 and $67,070 were received from the securitization trusts for the years ended April 30, 2003 and 2002, respectively. Cash received on the residual interests is included in investing activities on the consolidated statements of cash flows.

     During the third quarter of fiscal year 2003, the Company completed the sale of NIM residual interests and recorded a gain of $130,881 on the transaction. Cash proceeds of $142,486 were received from the transaction and a residual interest of $57,378 was retained. This sale accelerated cash flows from these residual interests, effectively realizing previously recorded unrealized gains included in other comprehensive income.

     Residual interests are considered available-for-sale securities and are therefore reported at fair value. Gross unrealized holding gains represent the write-up of residual interests as a result of lower interest rates, loan losses or loan prepayments to date than most recently projected in the Company’s valuation models. Gross unrealized holding losses represent reductions of unrealized gains on previous write-ups.

     Aggregate net unrealized gains on residual interests, which had not yet been accreted into income, totaled $98,089 and $139,492 at April 30, 2003 and 2002, respectively. These unrealized gains are recorded net of deferred taxes in other comprehensive income, and will be recognized in income in future periods either through accretion or upon further securitization of the related residual interest.

     Assumptions used in estimating the value of MSRs include market discount rates and anticipated prepayment speeds (including default), estimated ancillary fee income, servicing costs and other economic factors. The prepayment speeds are estimated using the Company’s historical experience and third party market sources. Activity related to mortgage servicing rights consists of the following:

Year Ended April 30	2003	2002

Balance, beginning of year	$81,893	$61,796
Additions	65,345	65,630
Amortization	(47,107)	(33,890)
Impairments of fair value	(866)	(11,643)

Balance, end of year	$99,265	$81,893

     The key assumptions the Company utilizes to estimate the cash flows of the residual interests and MSRs are as follows:

Estimated annual prepayments	20-90%
Estimated annual credit losses	2-11.86%
Discount rate — residual interests	12-37%
Discount rate — MSRs	12.8%

     At April 30, 2003, the sensitivities of the current fair value of the residuals and MSRs to 10% and 20% adverse changes in the above key assumptions are as follows. These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also in this table, the effect of a variation of a particular assumption on the fair value of the retained interest is calculated without changing any other assumptions; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

	Residential Mortgage Loans

	Cross-collateralized	NIM Residuals	Servicing Assets

Carrying amount/fair value	$33,821	$230,516	$99,265
Weighted-average life (in years)	7.4	1.7	1.2
Annual prepayments:
Adverse 10% — impact on fair value	$(482)	$(27,424)	$(18,641)
Adverse 20% — impact on fair value	(905)	(26,097)	(26,751)
Annual credit losses: (1)
Adverse 10% — impact on fair value	$(2,910)	$(31,267)	Not applicable
Adverse 20% — impact on fair value	(5,783)	(61,077)	Not applicable
Discount rate:
Adverse 10% — impact on fair value	$(2,213)	$(6,276)	$(1,562)
Adverse 20% — impact on fair value	(4,248)	(11,927)	(3,088)
Variable interest rates:
Adverse 10% — impact on fair value	$211	$(17,175)	Not applicable
Adverse 20% — impact on fair value	448	(33,429)	Not applicable
(1) Includes both default and severity factors.

NOTE 8: INTANGIBLE ASSETS AND GOODWILL
The components of intangible assets are as follows:

	2003		2002

	Gross Carrying	Accumulated	Gross Carrying	Accumulated
April 30	Amount	Amortization	Amount	Amortization

Business Services:
Customer relationships	$120,178	$(44,192)	$116,814	$(31,881)
Noncompete agreements	26,909	(6,157)	26,387	(3,624)
Trade name — amortizing	1,450	(205)	2,428	—
Trade name — non-amortizing	55,637	(4,868)	55,637	(4,868)
Investment Services:
Customer relationships	293,000	(100,108)	293,000	(70,808)
Corporate Operations:
Customer relationships	172	(10)	—	—
Noncompete agreements	60	(1)	—	—

Total intangible assets	$497,406	$(155,541)	$494,266	$(111,181)

     Amortization of intangible assets for the year ended April 30, 2003, 2002 and 2001 was $44,499, $43,435 and $104,276, respectively. Estimated amortization of intangible assets for fiscal years 2004, 2005, 2006, 2007 and 2008 is $44,441, $44,081, $43,463, $40,562 and $39,071, respectively.

     Changes in the carrying amount of goodwill by segment for the year ended April 30, 2003, are as follows:

	2002	Acquisitions	Other	2003

U.S. Tax Operations	$128,745	$1,757	$—	$130,502
Mortgage Operations	152,467	—	—	152,467
Business Services	267,625	23,802	(11,777)	279,650
Investment Services	169,732	—	(24,000)	145,732
International Tax Operations	5,287	—	379	5,666
Corporate Operations	—	198	—	198

Total goodwill	$723,856	$25,757	$(35,398)	$714,215

     The Company tests goodwill for impairment annually, or more frequently if events occur which indicate a potential reduction in the fair value of a reporting unit’s net assets below its carrying value. In light of unsettled market conditions and the severe decline of comparable business valuations in the investment industry, the Company engaged an independent valuation firm in fiscal year 2003 to perform the goodwill impairment test on the Investment Services segment in accordance with SFAS 142. Based on this valuation, a goodwill impairment charge of $24,000 was recorded during fiscal year 2003. Also during 2003, the Company’s annual impairment test resulted in an impairment of $11,777 for a reporting unit within the Business Services segment. No other impairments were identified.

NOTE 9: PROPERTY AND EQUIPMENT
The components of property and equipment are as follows:

April 30	2003	2002

Land	$37,614	$41,637
Buildings	81,631	89,220
Computers and other equipment	433,649	386,546
Capitalized software	113,826	93,664
Leasehold improvements	107,482	86,318

	774,202	697,385
Less: Accumulated depreciation and amortization	485,608	410,885

	$288,594	$286,500

     Depreciation and amortization expense for 2003, 2002 and 2001 was $117,322, $110,860 and $101,332, respectively. Included in depreciation and amortization expense is amortization of capitalized software of $29,881, $25,426 and $16,122 for fiscal years 2003, 2002 and 2001, respectively.

     As of April 30, 2003 and 2002, the Company has property and equipment under capital lease with a cost of $17,645 and $17,875, respectively, and accumulated depreciation of $4,156 and $3,512, respectively. The Company has an agreement to lease real estate and buildings under a noncancelable capital lease for the next 17 years with an option to purchase after four years.

NOTE 10: DERIVATIVE INSTRUMENTS
The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financial needs of its customers. These financial instruments represent commitments to fund loans. The Company’s total commitments to fund loans have a notional value of $2,614,500 and $1,726,620, and a fair market value of $2,727,067 and $1,800,057 as of April 30, 2003 and 2002, respectively. The estimated mark-to-market adjustment is determined based on the difference in the value of the commitments to fund loans between the date of commitment and the date of valuation, taking into consideration the probability of the commitments being exercised and changes in other market conditions.

     The Company mitigates its interest rate risk by utilizing commitments to sell loans to investors. The Company manages its interest rate risk by entering into forward loan sale commitments to be settled at a future date. The Company had commitments to sell loans of $1,470,031 and $1,233,869 as of April 30, 2003 and 2002, respectively.

     The Company entered into an agreement with Household Tax Masters, Inc. (“Household”) during fiscal year 2003, whereby the Company waived its right to purchase any participation interests in and receive license fees relating to RALs during the period January 1 through April 30, 2003. In consideration for waiving these rights, the Company received a series of payments from Household, subject to certain adjustments based on delinquency rates. The adjustment to the payments will be made in January 2004. This adjustment is a derivative and will be marked-to-market monthly through the payment date. At April 30, 2003 the Company recognized $5,171 of revenues related to this instrument.

NOTE 11: LONG-TERM DEBT
The components of long-term debt are as follows:

April 30	2003	2002

Senior Notes, 8 1/2%, due April 2007	$497,625	$497,025
Senior Notes, 6 3/4%, due November 2004	249,925	249,875
Business Services acquisition obligations, due from August 2003 to January 2008	115,874	164,242
Mortgage Notes	1,543	2,959
Capital lease obligations	13,013	13,942

	877,980	928,043
Less: current portion	55,678	59,656

	$822,302	$868,387

     On April 13, 2000, the Company issued $500,000 of 8 1/2% Senior Notes under a shelf registration statement. The Senior Notes are due April 15, 2007, and are not redeemable prior to maturity. The net proceeds of this transaction were used to repay a portion of the short-term borrowings that initially funded the acquisition of OLDE Financial Corporation and Financial Marketing Services, Inc. (collectively, “OLDE”).

     On October 21, 1997, the Company issued $250,000 of 6 3/4% Senior Notes under a shelf registration statement. The Senior Notes are due November 1, 2004, and are not redeemable prior to maturity. The net proceeds of this transaction were used to repay short-term borrowings, which initially funded the acquisition of Option One Mortgage Corporation (“Option One”).

     The Company had obligations related to Business Services acquisitions of $115,874 and $164,242 at April 30, 2003 and 2002, respectively. The current portion of these amounts is included in the current portion of long-term debt on the consolidated balance sheet. The long-term portions are due from August 2004 to January 2008.

     The Company had mortgage notes and capitalized lease obligations of $14,556 at April 30, 2003 that are collateralized by land, buildings and equipment. The obligations are due at varying dates for up to 17 years.

     The aggregate payments required to retire long-term debt are $55,678, $276,531, $22,795, $511,408, $1,080 and $10,488 in 2004, 2005, 2006, 2007, 2008 and beyond, respectively.

     Based upon borrowing rates currently available for indebtedness with similar terms, the fair value of long-term debt was approximately $915,387 and $938,920 at April 30, 2003 and 2002, respectively.

NOTE 12: OTHER NONCURRENT LIABILITIES
The Company has deferred compensation plans that permit directors and certain employees to defer portions of their compensation and accrue income on the deferred amounts. The compensation, together with Company matching of deferred amounts, has been accrued. Included in other noncurrent liabilities are $65,369 and $54,174 at April 30, 2003 and 2002, respectively, to reflect the liability under these plans. The Company purchases whole-life insurance contracts on certain director and employee participants to recover distributions made or to be made under the plans and records the cash surrender value of the policies in other assets.

     In connection with the Company’s acquisition of the non-attest assets of McGladrey & Pullen, LLP (“M&P”) in August 1999, the Company assumed certain pension liabilities related to M&P’s retired partners. The Company makes payments in varying amounts on a monthly basis. Included in other noncurrent liabilities at April 30, 2003 and 2002 are $19,547 and $25,655, respectively, related to this liability.

NOTE 13: STOCKHOLDERS’ EQUITY
On June 20, 2001, the Company’s Board of Directors declared a two-for-one stock split of its Common Stock in the form of a 100% stock distribution effective August 1, 2001, to shareholders of record as of the close of business on July 10, 2001. All share and per share amounts have been adjusted to reflect the retroactive effect of the stock split.

     The Company is authorized to issue 6,000,000 shares of Preferred Stock, without par value. At April 30, 2003, the Company had 5,560,833 shares of authorized but unissued Preferred Stock. Of the unissued shares, 600,000 shares have been designated as Participating Preferred Stock in connection with the Company’s shareholder rights plan.

     On March 8, 1995, the Board of Directors authorized the issuance of a series of 500,000 shares of nonvoting Preferred Stock designated as Convertible Preferred Stock, without par value. In April 1995, 401,768 shares of Convertible Preferred Stock were issued in connection with an acquisition. In addition, options to purchase 51,828 shares of Convertible Preferred Stock were issued as a part of the acquisition and 37,399 shares of Convertible Preferred Stock were issued in connection with these options. Each share of Convertible Preferred Stock became convertible on April 5, 1998 into four shares of Common Stock of the Company (eight shares after the August 1, 2001 stock split), subject to adjustment upon certain events. The holders of the Convertible Preferred Stock are not entitled to receive dividends paid in cash, property or securities and, in the event of any dissolution, liquidation or wind-up of the Company, will share ratably with the holders of Common Stock then outstanding in the assets of the Company after any distribution or payments are made to the holders of Participating Preferred Stock or the holders of any other class or series of stock of the Company with preference over the Common Stock.

NOTE 14: COMPREHENSIVE INCOME
The Company’s comprehensive income is comprised of net income, foreign currency translation adjustments and the change in the net unrealized gain or loss on available-for-sale marketable securities. Included in stockholders’ equity at April 30, 2003 and 2002, the net unrealized holding gain on available-for-sale securities was $61,001 and $85,682, respectively, and the foreign currency translation adjustment was $(24,139) and $(41,554), respectively. The net unrealized holding gain on available-for-sale securities relates primarily to residual interests in securitizations.

Year Ended April 30	2003	2002	2001

Net income	$580,064	$434,405	$281,162
Unrealized gains on securities (less applicable taxes (benefit) of ($15,290), $56,156 and ($3,307)):
Unrealized holding gains (losses) arising during period (less applicable taxes of $70,983, $58,248, and $4,057)	114,885	92,629	5,718
Less: Reclassification adjustment for gains included in income (less applicable taxes of $86,273, $2,092, and $7,364)	(139,566)	(4,859)	(10,380)
Foreign currency translation adjustments	17,415	(875)	(11,864)

Comprehensive income	$572,798	$521,300	$264,636

NOTE 15: STOCK-BASED COMPENSATION AND RETIREMENT BENEFITS
The Company has four stock-based compensation plans: the 2003 Long-Term Executive Compensation Plan, the 1989 Stock Option Plan for Outside Directors, the 1999 Stock Option Plan for Seasonal Employees, and the 2000 Employee Stock Purchase Plan (“ESPP”). The shareholders have approved all of the Company’s stock-based compensation plans.

      The shareholders approved the 2003 Plan in September 2002 to replace the 1993 Long-Term Executive Compensation Plan, effective July 1, 2003. The 1993 Plan terminated at that time, except with respect to outstanding awards thereunder. The shareholders had approved the 1993 Plan in September 1993 to replace the 1984 Long-Term Executive Compensation Plan, which terminated at that time except with respect to outstanding awards thereunder. Under the 2003 and 1989 plans, options may be granted to selected employees and outside directors to purchase the Company’s Common Stock for periods not exceeding 10 years at a price that is not less than 100% of fair market value on the date of the grant. Options granted under the Plans are exercisable either (1) starting one year after the date of the grant, (2) starting one, two or three years after the date of the grant on a cumulative basis at the annual rate of 33 1/3% of the total number of option shares, or (3) starting three years after the date of the grant on a cumulative basis at the rate of 40%, 30%, and 30% over the following three years. In addition, certain option grants have accelerated vesting provisions based on the Company’s stock price reaching specified levels.

     The 1999 Stock Option Plan for Seasonal Employees provided for the grant of options on June 30, 2002, 2001 and 2000 at the market price on the date of the grant. The options are exercisable during September through November in each of the two years following the calendar year of the grant, subject to certain conditions.

     Changes during the years ended April 30, 2003, 2002 and 2001 under the stock option plans were as follows:

	2003		2002		2001

		Weighted-		Weighted-		Weighted-
		Average		Average		Average
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price

Options outstanding, beginning of year	15,909,937	$26.33	18,908,062	$20.40	16,881,228	$22.11
Options granted	5,363,526	44.32	8,816,071	32.85	8,611,034	16.26
Options exercised	(5,097,600)	24.65	(9,659,116)	19.82	(1,020,916)	17.04
Options expired/cancelled	(403,561)	34.53	(2,155,080)	30.21	(5,563,284)	19.78
Options outstanding, end of year	15,772,302	32.14	15,909,937	26.33	18,908,062	20.40
Shares exercisable, end of year	6,835,888	25.21	6,410,311	20.46	8,673,714	21.17
Shares reserved for future grants, end of year	14,562,958		19,523,123		8,055,518

     A summary of stock options outstanding and exercisable at April 30, 2003 follows:

	Outstanding			Exercisable

	Number	Weighted-Average		Number
	Outstanding	Remaining	Weighted-Average	Exercisable at	Weighted-Average
Range of Exercise Prices	at April 30	Contractual Life	Exercise Price	April 30	Exercise Price

$16.125 - 19.9688	2,025,693	7 years	$16.43	1,899,793	$16.34
$20.0625 - 27.8125	3,647,896	7 years	24.10	2,061,038	23.00
$32.10 - 39.96	6,079,320	7 years	33.00	2,874,259	32.66
$40.00 - 51.35	4,019,393	6 years	46.05	798	46.22

	15,772,302			6,835,888

     The 2000 ESPP provides the option to purchase shares of the Company’s Common Stock through payroll deductions to a majority of the employees of subsidiaries of the Company. The purchase price of the stock is 90% of the lower of either the fair market value of the Company’s Common Stock on the first trading day within the Option Period or on the last trading day within the Option Period. The Option Periods are six-month periods beginning January 1 and July 1 each year. During fiscal year 2003 and 2002, 93,657 and 97,052 shares, respectively, were purchased under the ESPP out of a total authorized 6,000,000 shares.

     For purposes of computing the pro forma effects of stock compensation plans under the fair value accounting method, disclosed in note 1, the fair value of each stock option grant or purchase right grant was estimated on the date of the grant using the Black-Scholes option pricing model. The weighted-average fair value of stock options granted during 2003, 2002 and 2001 was $8.29, $5.77 and $9.34, respectively. The weighted-average fair value of purchase rights granted during 2003, 2002 and 2001 was $9.02, $5.88 and $4.58, respectively. The following weighted-average assumptions were used for stock option grants and purchase right grants during the following periods:

Year Ended April 30	2003	2002	2001

Stock option grants:
Risk-free interest rate	3.37%	4.48%	6.25%
Expected life	4 years	3 years	3 years
Expected volatility	29.04%	28.81%	61.21%
Dividend yield	1.50%	1.84%	3.39%
Purchase right grants:
Risk-free interest rate	1.45%	2.70%	6.05%
Expected life	6 months	6 months	4 months
Expected volatility	44.38%	33.07%	26.37%
Dividend yield	1.60%	1.60%	3.38%

     The Company has defined contribution plans covering all employees following the completion of an eligibility period. Company contributions to these plans are discretionary and totaled $20,652, $15,547 and $22,213 for fiscal years 2003, 2002 and 2001, respectively.

NOTE 16: SHAREHOLDER RIGHTS PLAN
On July 25, 1998, the rights under a shareholder rights plan adopted by the Company’s Board of Directors on March 25, 1998 became effective. The 1998 plan was adopted to deter coercive or unfair takeover tactics and to prevent a potential acquirer from gaining control of the Company without offering a fair price to all of the Company’s stockholders. Under the 1998 plan, a dividend of one right (a “Right”) per share was declared and paid on each share of the Company’s Common Stock outstanding on July 25, 1998. Rights automatically attach to shares issued after such date.

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

NOTE 17: OTHER EXPENSES AND INTEREST EXPENSE
Included in other expenses are the following:

Year Ended April 30	2003	2002	2001

Legal and professional	$125,887	$76,630	$76,232
Purchased services	66,876	74,850	55,985
Loan servicing	65,118	78,516	29,396
Bad debt	49,748	76,804	84,422
Travel and entertainment	42,613	35,982	26,668
Employee development	31,853	18,597	17,451
Insurance	21,820	27,418	20,705
Taxes and licenses	18,195	14,669	13,250
RAL servicing fees	—	27,312	27,315

     The components of interest expense are as follows:

Year Ended April 30	2003	2002	2001

Acquisition debt	$72,766	$79,002	$98,759
Margin lending	4,830	14,744	106,265
Mortgage loans	3,229	4,955	13,727
RAL-related	3,244	3,902	3,338
Loans to franchises	851	950	2,044
Canadian cashback program	99	78	230
Other	7,625	12,510	18,188

	$92,644	$116,141	$242,551

NOTE 18: INCOME TAXES
The components of income upon which domestic and foreign income taxes have been provided are as follows:

Year Ended April 30	2003	2002	2001

United States	$976,078	$709,940	$466,437
Foreign	10,999	6,900	6,641

	$987,077	$716,840	$473,078

     Deferred income tax provisions (benefits) reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The current and deferred components of taxes on income are as follows:

Year Ended April 30	2003	2002	2001

Current:
Federal	$314,616	$227,185	$204,060
State	22,442	22,453	27,701
Foreign	6,106	2,661	3,439

	343,164	252,299	235,200

Deferred:
Federal	59,351	26,973	(33,724)
State	3,537	2,828	(4,578)
Foreign	961	335	(568)

	63,849	30,136	(38,870)

	$407,013	$282,435	$196,330

     Unremitted earnings of foreign subsidiaries aggregated $87,513 at April 30, 2003. Management intends to indefinitely reinvest foreign earnings, therefore, a provision has not been made for income taxes which might be payable upon remittance of such earnings. Moreover, due to the availability of foreign income tax credits, management believes the amount of federal income taxes would be immaterial in the event foreign earnings were repatriated.

     The following table reconciles the U.S. Federal income tax rate to the Company’s effective tax rate:

Year Ended April 30	2003	2002	2001

Statutory rate	35.0%	35.0%	35.0%
Increases (reductions) in income taxes resulting from:
State income taxes, net of Federal income tax benefit	2.6%	2.3%	3.2%
Amortization and impairment of goodwill and intangibles	2.3%	1.5%	3.6%
Other	1.3%	0.6%	(0.3)%

Effective rate	41.2%	39.4%	41.5%

     The components of deferred taxes are as follows:

April 30	2003	2002

Gross deferred tax assets:
Accrued expenses	$58,635	$19,114
Allowance for credit losses	35,817	7,422

Current	94,452	26,536

Deferred compensation	24,940	21,585
Residual interest income	—	34,747
Depreciation	—	6,375
Amortization of intangibles	—	28

Noncurrent	24,940	62,735

Gross deferred tax liabilities:
Mark-to-market adjustments	—	(7,002)
Accrued income	(24,865)	(1,098)

Current	(24,865)	(8,100)

Residual interest income	(47,923)	—
Mortgage servicing rights	(39,339)	(30,002)
Unrealized gain on available-for-sale marketable securities	(36,076)	(51,047)
Amortization of intangibles	(19,451)	—
Depreciation	(494)	—

Noncurrent	(143,283)	(81,049)

Net deferred tax assets (liabilities)	$(48,756)	$122

NOTE 19: SUPPLEMENTAL CASH FLOW INFORMATION
The Company made the following cash payments:

Year Ended April 30	2003	2002	2001

Income taxes paid	$247,057	$236,784	$150,784
Interest paid	84,094	105,072	230,448

     The Company treated the following as non-cash investing activities:

Year Ended April 30	2003	2002	2001

Receivable from Trusts	$753	$26,057	$66,587
Additions to trading securities	542,544	809,228	386,207
Residual interest mark-to-market	38,880	148,188	14,467

NOTE 20: COMMITMENTS, CONTINGENCIES, LITIGATION AND RISKS
Commitments and contingencies: At April 30, 2003, the Company maintained a $2,000,000 backup credit facility to support the commercial paper program and for general corporate purposes. The annual commitment fee required to support the availability of this facility is eleven basis points per annum on the unused portion of the facility. Among other provisions, the credit agreement limits the Company’s indebtedness.

     The Company maintains a revolving credit facility in an amount not to exceed $125,000 (Canadian) in Canada to support a commercial paper program with varying borrowing levels throughout the year, reaching its peak during February and March for the Canadian tax season.

     The Company offers a separately priced guarantee to tax clients under the POM program. The Company may be liable for certain additional taxes due that are attributable to tax return preparation error. The Company defers a portion of the revenue associated with these guarantees, and recognizes these amounts over the guarantee period in proportion to the costs expected to be incurred under the contract. The related liability is included in accounts payable, accrued expenses and deposits on the consolidated balance sheets. The changes in the deferred revenue liability for the fiscal years ended April 30, 2003 and 2002 are as follows:

April 30	2003	2002

Balance, beginning of year	$44,982	$31,483
Amounts deferred for new guarantees issued	28,854	28,945
Revenue recognized on previous deferrals	(24,556)	(15,446)

Balance, end of year	$49,280	$44,982

     In fiscal year 2000, HRB Royalty, Inc. (“HRB Royalty”), a wholly owned subsidiary of the Company, placed most of its major franchises on notice that it would not be renewing their respective franchise agreements as of the next renewal date. The agreements will expire on varying dates in fiscal years 2004 and 2005. Pursuant to the terms of the applicable franchise agreements, HRB Royalty must pay the major franchisee a “fair and equitable price” for the franchise business and such price shall be not less than eighty percent of the franchisee’s revenues for the most recent twelve months ended April 30, plus the value of equipment and supplies, and certain off-season expenses. If the Company were to acquire all of the major franchises with expiring franchise agreements, the minimum purchase price is estimated to be $105,000. The Company may potentially acquire the franchise businesses over the next several fiscal years, however, due to continuing litigation and possible negotiations with major franchisees, there is no certainty all of the major franchisees involved in the litigation will be acquired or that HRB Royalty and certain major franchisees will not agree to other arrangements, some of which may not require the above payment. Additionally, the timing and cost of acquisition as to any major franchise business is not certain due partially to related litigation.

     The Company has commitments to fund mortgage loans to customers as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. The commitments to fund loans amounted to $2,614,500 and $1,726,620 at April 30, 2003 and 2002, respectively. External market forces impact the probability of commitments being exercised, and therefore, total commitments outstanding do not necessarily represent future cash requirements.

     The Company is responsible for servicing mortgage loans for others of $27,669,447, subservicing loans of $3,664,365, and the master servicing of $246,450 previously securitized mortgage loans held in trust at April 30, 2003. Fiduciary bank accounts maintained on behalf of investors and for impounded collections were $848,879 at April 30, 2003. These bank accounts are not assets of the Company and are not reflected in the accompanying consolidated financial statements.

     The Company has entered into whole loan sale agreements with investors in the normal course of business, which include standard representations and warranties customary to the mortgage banking industry. The Company has commitments to sell loans of $1,470,031 and $1,233,869 as of April 30, 2003 and 2002, respectively.

     Violations of these representations and warranties may require the Company to repurchase loans previously sold. In accordance with these loan sale agreements, the Company repurchased loans with an outstanding principal balance of $181,984 and $253,740 during the fiscal years ended April 30, 2003 and 2002, respectively. A liability has been established related to the potential loss on repurchase of loans previously sold of $18,859 and $10,393 at April 30, 2003 and 2002, respectively. Repurchased loans are normally sold in subsequent sale transactions. On an ongoing basis, management monitors the adequacy of this liability, which is established upon the initial sale of the loans, and is included in accounts payable, accrued expenses and deposits in the consolidated balance sheets. In determining the adequacy of the recourse liability, management considers such factors as known problem loans, underlying collateral values, historical loan loss experience, assessment of economic conditions and other appropriate data to identify the risks in the mortgage loans held for sale.

     The Company is required, under the terms of its securitizations, to build and/or maintain overcollateralization (“OC”) to specified levels, using the excess cash flows received, until specified percentages of the securitized portfolio are attained. The Company funds the OC account from the proceeds of the sale. Future cash flows to the residual holder are used to amortize the bonds until a specific percentage of either the original or current balance is retained, which is specified in the securitization agreement. The bond holders’ recourse to the Company for credit losses is limited to the excess cash flows received and the amount of OC held by the trust. Upon maturity of the bonds, any remaining amounts in the trust are distributed. The estimated future cash flows to be distributed to the Company are included as part of the residual valuation and are valued upon distribution from the OC account. As of April 30, 2003 and 2002, $309,593 and $263,708, respectively, was maintained in the various OC accounts.

     Option One Mortgage Corporation provides a guarantee up to a maximum amount equal to approximately 10% of the aggregate principal balance of mortgage loans held by the Trusts before ultimate disposition of the loans by the Trusts. This guarantee would be called upon in the event adequate proceeds were not available from the sale of the mortgage loans to satisfy the current or ultimate payment obligations of the Trusts. No losses have been sustained on this commitment since its inception. The total principal amount of Trust obligations outstanding as of April 30, 2003 and 2002 was $2,176,286 and $1,080,047, respectively. The fair value of mortgage loans held by the Trusts as of April 30, 2003 and 2002 was $2,273,130 and $1,126,381, respectively.

     The Company is required, in the event of non-delivery of customers’ securities owed to it by other broker-dealers or by its customers, to purchase identical securities in the open market. Such purchases could result in losses not reflected in the accompanying consolidated financial statements.

     As of April 30, 2003, the Company had pledged securities totaling $39,719, which satisfied margin deposit requirements of $35,402.

     The Company monitors the credit standing of brokers and dealers and customers with whom it does business. In addition, the Company monitors the market value of collateral held and the market value of securities receivable from others, and seeks to obtain additional collateral if insufficient protection against loss exists.

     The Company and its subsidiaries have various contingent purchase price obligations in connection with prior acquisitions. In many cases, contingent payments to be made in connection with these acquisitions are not subject to a stated limit. The Company estimates the potential payments (undiscounted) total approximately $52,290 as of April 30, 2003. The Company’s estimate is based on current financial conditions. Should actual results differ materially from the assumptions, the potential payments will differ from the above estimate. Such payments, if and when paid, would be recorded as additional goodwill.

     At April 30, 2003, the Company had a receivable from M&P of $30,976. This amount is included in receivables in the consolidated balance sheet. Commitments exist to loan M&P up to the value of their accounts receivable, work-in-process and fixed assets ($57,149 at April 30, 2003) on a revolving basis through July 31, 2004, subject to certain termination clauses. This revolving facility bears interest at prime rate plus four and one-half percent on the outstanding amount and a commitment fee of one-half percent per annum on the unused portion of the commitment. The loan is fully secured by the accounts receivable, work-in-process and fixed assets of M&P.

     The Company has contractual commitments to fund certain franchises requesting Franchise Equity Lines of Credit (“FELCs”). The commitment to fund FELCs as of April 30, 2003 totaled $56,070, with a related receivable balance of $33,341 included in the consolidated balance sheets. The receivable represents the amount drawn on the FELCs as of April 30, 2003.

     Substantially all of the operations of the Company’s subsidiaries are conducted in leased premises. Most of the operating leases are for a three-year period with renewal options and provide for fixed monthly rentals.

     Future minimum lease commitments at April 30, 2003 are as follows:

2004	$171,041
2005	131,940
2006	88,413
2007	49,346
2008	26,069
2009 and beyond	55,202

$522,011

     The Company’s rent expense for fiscal years 2003, 2002 and 2001 aggregated $211,721, $190,373 and $177,803, respectively.

     The Company and its subsidiaries also routinely enter into contracts that include embedded indemnifications that have characteristics similar to guarantees. Other guarantees and indemnifications of the Company and its subsidiaries include obligations to protect counterparties from losses arising from the following: a) tax, legal and other risks related to the purchase or disposition of businesses; b) penalties and interest assessed by Federal and state taxing authorities in connection with tax returns prepared for clients; and c) third-party claims relating to various arrangements in the normal course of business. Typically, there is no stated maximum payment related to these indemnifications, and the term of indemnities may vary and in many cases is limited only by the applicable statute of limitations. The likelihood of any claims being asserted against the Company or its subsidiaries and the ultimate liability related to any such claims, if any, is difficult to predict. While management cannot provide assurance the Company and its subsidiaries will ultimately prevail in the event any such claims are asserted, management believes the fair value of these guarantees and indemnifications is not material as of April 30, 2003.

     In the regular course of business, the Company is subject to routine examinations by Federal, state and local taxing authorities. In management’s opinion, the disposition of matters raised by such taxing authorities, if any, in such tax examinations would not have a material adverse impact on the Company’s consolidated financial statements.

     Litigation: In November 2002, the Company and a major franchisee of a subsidiary of the Company, reached an agreement with the plaintiff class in the class action lawsuit entitled Ronnie and Nancy Haese, et al. v. H&R Block, Inc. et al., Case No. CV96-423, in the District Court of Kleberg County, Texas, related to refund anticipation loans (RALs). The settlement provides a five-year package of coupons class members can use to obtain a variety of tax preparation and tax planning services from the Company’s subsidiaries. The Company’s major franchisee, which operates more than half of all H&R Block offices in Texas, will share a portion of the total settlement cost. As a result, the Company recorded a liability and pretax expense of $41,672, during the second quarter, which, at the time, represented the Company’s best estimate of its share of the settlement cost for plaintiff class legal fees and expenses, tax products and associated mailing expenses. Through April 30, 2003, the Company has recorded an additional liability and pretax expense of $1,837 in connection with this settlement for a total liability and pretax charge of $43,509. In addition to this liability, the Company would recognize the cost of the tax preparation coupons as they are redeemed each year. The settlement was approved by the court as a part of a final judgment entered on June 24, 2003. The court also approved an award of $49.0 million in attorneys’ fees to class counsel conditioned on payment by class counsel of $26.0 million of that amount to class members.

     The Company has been involved in a number of other putative RAL class action cases since 1990 and has successfully defended many cases. In order to avoid the uncertainty of litigation and the diversion of resources and personnel resulting from the lawsuits, the Company, the lending bank, and the plaintiffs in the case Joel E. Zawikowski, et al. v. Beneficial National Bank, H&R Block, Inc., et al., Case No. 98-C-2178 in the United States District Court for Northern Illinois, had agreed to a settlement class and a settlement of RAL-related claims on a nationwide basis. Under that settlement, the Company and the lending bank agreed to each pay $12.5 million toward a $25 million settlement fund for the benefit of the class members. The settlement was approved by the District Court in February 2001 and the defendants paid the $25 million into an escrow fund. Certain class members who had objected to the settlement appealed the order approving the settlement to the Seventh Circuit Court of Appeals. In April 2002, the Court of Appeals reversed the District Court’s order approving the settlement and remanded the matter back to the District Court for further consideration of the fairness and adequacy of the proposed settlement by a new District Court judge. On April 15, 2003, the District Court judge declined to approve the $25 million settlement, finding that counsel for the settlement plaintiffs had been inadequate representatives of the plaintiff class and failed to sustain their burden of showing that the settlement was fair. The judge appointed new counsel for the plaintiffs after the conclusion of fiscal year 2003 and named their client, Lynne A. Carnegie, as lead plaintiff. The new counsel for the plaintiffs have since filed an amended complaint and a motion for partial summary judgment. The defendants have requested the release of the escrowed settlement fund. The Company has recorded a receivable in the amount of its $12.5 million share of the settlement fund in the fourth quarter of fiscal year 2003 and recorded a reserve in such quarter of $12.5 million consistent with the existing settlement authority of the Board of Directors. The Company intends to defend the case and the remaining RAL class action litigation vigorously and there are no assurances that any of the matters will result in settlements.

     The Company and certain of its current and former officers and directors are named defendants in litigation entitled Paul White, et al. v. H&R Block, et al., Yuchong Smith, et al. v. H&R Block, Inc., et al., Richard J. Rodney, et al. v. H&R Block, Inc., et al., and Michael F. McCormack, et al. v. H&R Block, Inc., et al., Case Numbers 02CV8965, 02CV9661, 02CV9682 and 02CV9830, respectively, pending in the United States District Court for the Southern District of New York. These matters were filed in the third quarter of fiscal year 2003. The respective named plaintiffs seek to represent a class of shareholders who purchased the Company’s stock between November 8, 1997 and November 1, 2002, and allege that the defendants violated Section 10(b)(5) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by failing to disclose to shareholders various cases in which the Company had been sued regarding the RAL program, and by failing to set adequate reserves for those cases. The four securities law cases have all been assigned to the same judge and consolidated for pre-trial matters. On January 13, 2003, the judge signed an order relieving the defendants from an obligation to respond to any of the four complaints until after a consolidated complaint was filed. The consolidated complaint was filed in March 2003, and the defendants filed a motion to dismiss in April 2003. In response to defendants’ motion to dismiss, plaintiffs informed defendants that they wished further to amend their complaint. Defendants consented to the filing of an amended complaint, and intends to file a motion to dismiss it. The Company believes the claims in these actions are without merit, and intends to defend them vigorously.

     The Company is a named defendant in litigation entitled Armstrong Business Services, Inc., et al. v. H&R Block, Inc., et al., Case No. 99-CV-206379, pending in the Circuit Court of Jackson County, Missouri. The action was filed by 24 “major” franchisees against the Company and certain of its subsidiaries relating to alleged breaches of contract and other matters. The Company’s subsidiary, HRB Royalty, Inc., franchisor under the applicable franchise agreements, filed a counterclaim and subsequently a motion for summary judgment seeking a declaration that HRB Royalty, Inc. could elect not to renew the major franchise agreements when their present five-year terms came to an end. Such motion for summary judgment was granted in March 2001 and the plaintiffs appealed. The Missouri Court of Appeals ruled in favor of HRB Royalty on December 24, 2002, holding that the provision in the franchise agreements for automatic renewal will not be held to require the renewal for additional five-year periods “except upon the mutual assent of the parties.” The plaintiff major franchisees’ motions to the Missouri Court of Appeals for a rehearing and for transfer to the Missouri Supreme Court were denied in January 2003. In February 2003, the plaintiffs applied to the Missouri Supreme Court for transfer of the case to that Court and such application was denied. HRB Royalty notified the plaintiff major franchisees in 2000 that it did not intend to renew their franchise agreements at the expiration of the current renewal terms and that the agreements would terminate at that time. The renewal dates vary among the franchisees. Pursuant to the franchise agreements, HRB Royalty must pay a “fair and equitable price” to the franchisee for franchisee’s franchise business, and such price must be no less than 80% of the franchisee’s revenues for the most recent 12 months ended April 30, plus the value of equipment and supplies, and certain off-season expenses. The Circuit Court ruled on May 31, 2003, that major franchise agreements with renewal terms scheduled to expire prior to July 1, 2003, will expire on July 1, 2003, and other major franchise agreements will expire as their renewal terms expire commencing in September 2003. The Court ordered defendants to pay for the franchise businesses as provided in the franchise agreements on the applicable dates of expiration. There is no certainty as to the timing and final cost of acquisition as to any franchise business.

     In Armstrong, plaintiffs’ claims against the Company and its subsidiaries remain in the trial court. In their second amended petition, the plaintiffs seek in excess of $20 million in actual damages, punitive damages, unspecified statutory damages, declaratory, injunctive and other relief, including attorneys’ fees under allegations of breach of contract, breach of the covenant of good faith and fair dealing, unfair business practices, state anti-trust violations, breach of fiduciary duty, prima facie tort, violations of various state franchise statutes, fraud and misrepresentation, waiver and estoppel, ambiguity and reformation, relief with respect to a post-termination covenant not to compete in the franchise agreements, and a request for a fair and equitable payment upon nonrenewal of the franchise agreements. The major franchisees allege, among other things, that the sale of TaxCut income tax return preparation software and online tax services and the purchase of accounting firms encroached on their exclusive franchise territories. The defendants believe that the allegations against them are without merit and continue to defend the case vigorously. A trial is scheduled for two of the plaintiffs in September 2003. Management believes that amounts, if any, required to be paid by the Company and its subsidiaries in the discharge of liabilities or settlements relating to plaintiffs’ claims in this litigation will not have a material adverse effect on the Company’s consolidated results of operations or financial position.

     In addition to the aforementioned cases, the Company and its subsidiaries have from time to time been party to claims and lawsuits arising out of such subsidiaries’ business operations, including other claims and lawsuits relating to RALs, and claims and lawsuits concerning the preparation of customers’ income tax returns, the electronic filing of income tax returns, the fees charged customers for various services, the Peace of Mind guarantee program associated with income tax return preparation services, relationships with franchisees and contract disputes. Such lawsuits include actions by individual plaintiffs, as well as cases in which plaintiffs seek to represent a class of similarly situated customers. The amounts claimed in these claims and lawsuits are substantial in some instances, and the ultimate liability with respect to such litigation and claims is difficult to predict. The Company’s management considers these cases to be ordinary, routine litigation incidental to its business, believes the Company and its subsidiaries have meritorious defenses to each of them and is defending, or intends to defend, them vigorously. While management cannot provide assurance the Company and its subsidiaries will ultimately prevail in each instance, management believes that amounts, if any, required to be paid by the Company and its subsidiaries in the discharge of liabilities or settlements will not have a material adverse effect on the Company’s consolidated results of operations or financial position. Regardless of outcome, claims and litigation can adversely affect the Company and its subsidiaries due to defense costs, diversion of management and publicity related to such matters.

     It is the Company’s policy to accrue for amounts related to legal matters if it is probable that a liability has been incurred and an amount is reasonably estimable. Many of the various legal proceedings are covered in whole, or in part, by insurance.

     Risks: Loans to borrowers who do not meet traditional underwriting criteria (non-prime borrowers) present a higher level of risk of default than federal agency prime loans, because of the increased potential for default by borrowers who may have previous credit problems or who do not have any credit history. Loans to non-prime borrowers also involve additional liquidity risks, as these loans generally have a more limited secondary market than prime loans. The actual rates of delinquencies, foreclosures and losses on loans to non-prime borrowers could be higher under adverse economic conditions than those currently experienced in the mortgage lending industry in general. While the Company believes the underwriting procedures and appraisal processes it employs enable it to mitigate certain risks inherent in loans made to these borrowers, no assurance can be given that such procedures or processes will afford adequate protection against such risks.

     Commitments to fund loans involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the financial statements. Credit risk is mitigated by the Company’s evaluation of the creditworthiness of potential borrowers on a case-by-case basis.

     Risks to the stability of Mortgage Operations include external events impacting the asset-backed securities market, such as the level of and fluctuations in interest rates, real estate and other asset values, changes in the securitization market and competition.

NOTE 21: SEGMENT INFORMATION
The principal business activity of the Company’s operating subsidiaries is providing tax and financial services to the general public. Management has determined the reportable segments identified below according to types of services offered, geographic locations in which operations are conducted, and the manner in which operational decisions are made. A majority of the foreign countries in which subsidiaries of the Company operate, which are individually immaterial, are included in International Tax Operations. Included below is the financial information of each segment. The Company operates in the following reportable segments:

     U.S. Tax Operations: This segment is primarily engaged in providing tax return preparation, filing, and related services to the general public in the United States. Tax-related service revenues include fees from company-owned tax offices and royalties from franchised offices. This segment includes the Company’s tax preparation software - TaxCut® from H&R Block, and other personal productivity software offered to the general public, and offers online do-it-yourself-tax preparation, online professional tax review, online tax advice to the general public through the hrblock.com website and online tax preparation through a tax professional (whereby the client fills out an online tax organizer and sends it to a tax professional for preparation). Revenues of this segment are seasonal in nature.

     Mortgage Operations: This segment is primarily engaged in the origination of non-prime mortgage loans, sales and securitizations of mortgage assets and servicing of non-prime loans in the United States. This segment mainly offers, through a network of mortgage brokers, a flexible product line to borrowers who are creditworthy but do not meet traditional underwriting criteria. Prime mortgage loan products, as well as the same flexible product line available through brokers, are offered through some H&R Block Financial Advisor branch offices and H&R Block Mortgage Corporation retail offices.

     Business Services: This segment is engaged in providing accounting, tax, consulting, payroll, employee benefits and capital markets services to business clients and tax, estate planning, financial planning, wealth management and insurance services to individuals. This segment offers services through offices located throughout the United States. Revenues of this segment are seasonal in nature.

     Investment Services: This segment is primarily engaged in offering investment services and securities products through H&R Block Financial Advisors, Inc., a full-service securities broker, to the general public. Investment advice and services are offered through H&R Block Financial Advisors branch offices.

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

     Corporate Operations: This segment consists primarily of corporate support departments that provide services to the Company’s operating segments. These support departments consist of marketing, information technology, facilities, human resources, executive, legal, finance, government relations and corporate communications. These support department costs are largely allocated to the Company’s operating segments. The Company’s captive insurance and franchise financing subsidiaries are also included within this segment.

     Identifiable assets: Identifiable assets are those assets, including goodwill and intangible assets, associated with each reportable segment. The remaining assets are classified as corporate assets and consist primarily of cash, marketable securities and equipment.

     Information concerning the Company’s operations by reportable segment as of and for the years ended April 30, 2003, 2002 and 2001 is as follows:

	2003	2002	2001

REVENUES:
U.S. Tax Operations	$1,859,993	$1,830,752	$1,622,636
Mortgage Operations	1,200,409	734,890	415,802
Business Services	434,140	416,926	386,168
Investment Services	200,794	250,685	472,425
International Tax Operations	85,082	78,710	78,469
Corporate Operations	(651)	5,773	5,837

Total revenues	$3,779,767	$3,317,736	$2,981,337

INCOME BEFORE TAXES:
U.S. Tax Operations	$547,078	$533,468	$434,067
Mortgage Operations	693,950	339,388	137,992
Business Services	(14,118)	22,716	15,953
Investment Services	(128,292)	(54,862)	9,298
International Tax Operations	10,464	7,093	6,024
Corporate Operations	(122,005)	(130,963)	(130,256)

Income before taxes	$987,077	$716,840	$473,078

DEPRECIATION AND AMORTIZATION:
U.S. Tax Operations	$58,131	$59,258	$69,891
Mortgage Operations	21,703	14,753	22,813
Business Services	23,134	21,390	38,821
Investment Services	53,984	52,182	67,289
International Tax Operations	3,356	4,854	5,429
Corporate Operations	1,513	2,949	1,365

	161,821	155,386	205,608

Goodwill impairments:
Business Services	11,777	—	—
Investment Services	24,000	—	—

Total goodwill impairments	35,777	—	—

Total depreciation and amortization	$197,598	$155,386	$205,608

CAPITAL EXPENDITURES:
U.S. Tax Operations	$62,383	$58,683	$42,260
Mortgage Operations	38,204	23,087	34,423
Business Services	15,248	10,676	9,762
Investment Services	15,562	10,268	3,557
International Tax Operations	3,086	4,407	2,328
Corporate Operations	16,414	4,654	81

Total capital expenditures	$150,897	$111,775	$92,411

IDENTIFIABLE ASSETS:
U.S. Tax Operations	$281,340	$269,476	$266,383
Mortgage Operations	1,156,830	1,233,925	938,379
Business Services	674,566	665,018	575,998
Investment Services	1,489,297	1,656,469	2,011,517
International Tax Operations	33,142	47,820	42,627
Corporate Operations	968,730	358,083	278,801

Total assets	$4,603,905	$4,230,791	$4,113,705

NOTE 22: QUARTERLY FINANCIAL DATA (UNAUDITED)

	Fiscal 2003 Quarter Ended				Fiscal 2002 Quarter Ended

	April 30, 2003	Jan. 31, 2003	Oct. 31, 2002	July 31, 2002	April 30, 2002	Jan. 31, 2002	Oct. 31, 2001	July 31, 2001

Revenues	$1,918,592	$958,413	$471,396	$431,366	$1,881,327	$733,532	$373,896	$328,981

Income (loss) before taxes (benefit)	842,294	222,934	(62,245)	(15,906)	765,881	49,774	(47,077)	(51,738)
Income taxes (benefit)	347,652	90,621	(24,898)	(6,362)	302,297	20,158	(19,066)	(20,954)

Net income (loss)	$494,642	$132,313	$(37,347)	$(9,544)	$463,584	$29,616	$(28,011)	$(30,784)

Basic earnings per share:
Net earnings (loss)	$2.76	$.74	$(.21)	$(.05)	$2.54	$.16	$(.15)	$(.17)

Diluted earnings per share:
Net earnings (loss)	$2.71	$.73	$(.21)	$(.05)	$2.46	$.16	$(.15)	$(.17)

The accumulation of four quarters in fiscal year 2003 and 2002 for earnings per share may not equal the related per share amounts for the years ended April 30, 2003 and 2002 due to the repurchase of treasury shares, the timing of the exercise of stock options, and the antidilutive effect of stock options in the first two quarters.

NOTE 23: CONDENSED CONSOLIDATING FINANCIAL STATEMENTS
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

     These condensed consolidating financial statements have been prepared using the equity method of accounting. Income of subsidiaries is, therefore, reflected in the Company’s investment in subsidiaries account. The elimination entries eliminate investments in subsidiaries, related stockholder’s equity and other intercompany balances and transactions.

CONDENSED CONSOLIDATING INCOME STATEMENTS

	H&R Block, Inc.	BFC	Other		Consolidated
Year Ended April 30, 2003	(Guarantor)	(Subsidiary Issuer)	Subsidiaries	Eliminations	H&R Block

Total revenues	$—	$1,601,902	$2,179,334	$(1,469)	$3,779,767

Expenses:
Compensation and benefits	—	405,306	995,867	261	1,401,434
Occupancy and equipment	—	73,837	272,123	—	345,960
Interest	—	62,294	30,350	—	92,644
Depreciation and amortization	—	101,613	95,985	—	197,598
Marketing and advertising	—	34,612	116,435	(875)	150,172
Supplies, freight and postage	—	21,717	67,031	—	88,748
Other	—	276,286	247,518	(835)	522,969

	—	975,665	1,825,309	(1,449)	2,799,525
Operating income	—	626,237	354,025	(20)	980,242
Other income, net	987,077	—	6,835	(987,077)	6,835

Income before taxes	987,077	626,237	360,860	(987,097)	987,077
Income taxes	407,013	265,079	141,926	(407,005)	407,013

Net income	$580,064	$361,158	$218,934	$(580,092)	$580,064

	H&R Block, Inc.	BFC	Other		Consolidated
Year Ended April 30, 2002	(Guarantor)	(Subsidiary Issuer)	Subsidiaries	Eliminations	H&R Block

Total revenues	$—	$1,219,990	$2,112,438	$(14,692)	$3,317,736

Expenses:
Compensation and benefits	—	334,146	974,622	(63)	1,308,705
Occupancy and equipment	—	65,305	240,015	67	305,387
Interest	—	100,800	15,341	—	116,141
Depreciation and amortization	—	69,497	85,889	—	155,386
Marketing and advertising	—	20,642	136,342	(1,255)	155,729
Supplies, freight and postage	—	15,000	60,804	(94)	75,710
Other	—	313,475	184,993	(13,218)	485,250

	—	918,865	1,698,006	(14,563)	2,602,308
Operating income	—	301,125	414,432	(129)	715,428
Other income, net	716,840	(2,028)	3,440	(716,840)	1,412

Income before taxes	716,840	299,097	417,872	(716,969)	716,840
Income taxes	282,435	123,884	158,602	(282,486)	282,435

Net income	$434,405	$175,213	$259,270	$(434,483)	$434,405

	H&R Block, Inc.	BFC	Other		Consolidated
Year Ended April 30, 2001	(Guarantor)	(Subsidiary Issuer)	Subsidiaries	Eliminations	H&R Block

Total revenues	$—	$1,072,855	$1,920,398	$(11,916)	$2,981,337

Expenses:
Compensation and benefits	—	299,263	893,031	—	1,192,294
Occupancy and equipment	—	56,093	227,088	—	283,181
Interest	—	223,816	18,735	—	242,551
Depreciation and amortization	—	90,660	114,948	—	205,608
Marketing and advertising	—	30,824	80,606	(457)	110,973
Supplies, freight and postage	—	20,949	49,491	—	70,440
Other	—	240,474	182,434	(11,684)	411,224

	—	962,079	1,566,333	(12,141)	2,516,271
Operating income	—	110,776	354,065	225	465,066
Other income, net	480,209	(29)	8,041	(480,209)	8,012

Income before taxes	480,209	110,747	362,106	(479,984)	473,078
Income taxes	199,047	61,814	134,430	(198,961)	196,330

Net income from continuing operations before change in accounting principle	281,162	48,933	227,676	(281,023)	276,748
Change in accounting principle	—	4,414	—	—	4,414

Net income	$281,162	$53,347	$227,676	$(281,023)	$281,162

CONDENSED CONSOLIDATING BALANCE SHEETS

	H&R Block, Inc.	BFC	Other		Consolidated
April 30, 2003	(Guarantor)	(Subsidiary Issuer)	Subsidiaries	Eliminations	H&R Block

Cash and cash equivalents	$—	$180,181	$695,172	$—	$875,353
Cash and cash equivalents — restricted	—	420,787	17,455	—	438,242
Receivables from customers, brokers, dealers and clearing organizations	—	517,037	—	—	517,037
Receivables	168	171,612	231,417	—	403,197
Intangible assets and goodwill	—	491,091	564,989	—	1,056,080
Investment in subsidiaries	3,546,734	215	1,105	(3,546,734)	1,320
Other assets	(1,321)	1,019,118	293,930	949	1,312,676

Total assets	$3,545,581	$2,800,041	$1,804,068	$(3,545,785)	$4,603,905

Accounts payable to customers, brokers and dealers	$—	$862,694	$—	$—	$862,694
Long-term debt	—	747,550	74,752	—	822,302
Other liabilities	2,654	360,125	892,457	(36)	1,255,200
Net intercompany advances	1,879,218	(37,776)	(1,841,943)	501	-
Stockholders’ equity	1,663,709	867,448	2,678,802	(3,546,250)	1,663,709

Total liabilities and stockholders’ equity	$3,545,581	$2,800,041	$1,804,068	$(3,545,785)	$4,603,905

	H&R Block, Inc.	BFC	Other		Consolidated
April 30, 2002	(Guarantor)	(Subsidiary Issuer)	Subsidiaries	Eliminations	H&R Block

Cash and cash equivalents	$—	$197,959	$238,186	$—	$436,145
Cash and cash equivalents — restricted	—	140,180	11,993	—	152,173
Receivables from customers, brokers, dealers and clearing organizations	—	844,538	—	—	844,538
Receivables	151	157,747	210,447	—	368,345
Intangible assets and goodwill	—	544,391	562,550	—	1,106,941
Investment in subsidiaries	2,973,936	215	1,609	(2,973,936)	1,824
Other assets	—	1,006,531	314,381	(87)	1,320,825

Total assets	$2,974,087	$2,891,561	$1,339,166	$(2,974,023)	$4,230,791

Accounts payable to customers, brokers and dealers	$—	$903,201	$—	$—	$903,201
Long-term debt	—	746,900	121,487	—	868,387
Other liabilities	6,032	335,687	748,347	(283)	1,089,783
Net intercompany advances	1,598,635	373,975	(1,972,935)	325	—
Stockholders’ equity	1,369,420	531,798	2,442,267	(2,974,065)	1,369,420

Total liabilities and stockholders’ equity	$2,974,087	$2,891,561	$1,339,166	$(2,974,023)	$4,230,791

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	H&R Block, Inc.	BFC	Other		Consolidated
Year Ended April 30, 2003	(Guarantor)	(Subsidiary Issuer)	Subsidiaries	Eliminations	H&R Block

Net cash provided by operating activities	$36,560	$150,171	$504,094	$—	$690,825

Cash flows from investing activities:
Purchases of available-for-sale securities	—	—	(14,614)	—	(14,614)
Maturities of available-for-sale securities	—	140,795	—	—	140,795
Sales of available-for-sale securities	—	142,486	14,081	—	156,567
Purchases of property and equipment, net	—	(37,999)	(112,898)	—	(150,897)
Payments made for business acquisitions	—	—	(26,408)	—	(26,408)
Net intercompany advances	280,583	—	—	(280,583)	—
Other, net	—	(1,480)	21,376	—	19,896

Net cash provided by (used in) investing activities	280,583	243,802	(118,463)	(280,583)	125,339

Cash flows from financing activities:
Repayments of notes payable	—	(9,925,516)	—	—	(9,925,516)
Proceeds from issuance of notes payable	—	9,925,516	—	—	9,925,516
Payments on acquisition debt	—	—	(57,469)	—	(57,469)
Dividends paid	(125,898)	—	—	—	(125,898)
Payments to acquire treasury shares	(317,570)	—	—	—	(317,570)
Proceeds from issuance of common stock	126,325	—	—	—	126,325
Net intercompany advances	—	(411,751)	131,168	280,583	—
Other, net	—	—	(2,344)	—	(2,344)

Net cash provided by (used in) financing activities	(317,143)	(411,751)	71,355	280,583	(376,956)

Net increase in cash and cash equivalents	—	(17,778)	456,986	—	439,208
Cash and cash equivalents at beginning of the year	—	197,959	238,186	—	436,145

Cash and cash equivalents at end of the year	$—	$180,181	$695,172	$—	$875,353

	H&R Block, Inc.	BFC	Other		Consolidated
Year Ended April 30, 2002	(Guarantor)	(Subsidiary Issuer)	Subsidiaries	Eliminations	H&R Block

Net cash provided by operating activities	$58,927	$357,698	$324,821	$—	$741,446

Cash flows from investing activities:
Purchases of available-for-sale securities	—	—	(7,241)	—	(7,241)
Maturities of available-for-sale securities	—	67,070	8,250	—	75,320
Sales of available-for-sale securities	—	—	23,173	—	23,173
Purchases of property and equipment, net	—	(36,434)	(75,341)	—	(111,775)
Payments made for business acquisitions	—	—	(46,738)	—	(46,738)
Net intercompany advances	324,503	—	—	(324,503)	—
Other, net	—	(4,069)	12,297	—	8,228

Net cash provided by (used in) investing activities	324,503	26,567	(85,600)	(324,503)	(59,033)

Cash flows from financing activities:
Repayments of notes payable	—	(10,622,011)	—	—	(10,622,011)
Proceeds from issuance of notes payable	—	10,622,011	—	—	10,622,011
Payments on acquisition debt	—	—	(50,594)	—	(50,594)
Dividends paid	(115,725)	—	—	—	(115,725)
Payments to acquire treasury shares	(462,938)	—	—	—	(462,938)
Proceeds from issuance of common stock	195,233	—	—	—	195,233
Net intercompany advances	—	(269,248)	(55,255)	324,503	—
Other, net	—	—	140	—	140

Net cash used in financing activities	(383,430)	(269,248)	(105,709)	324,503	(433,884)

Net increase in cash and cash equivalents	—	115,017	133,512	—	248,529
Cash and cash equivalents at beginning of the year	—	82,942	104,674	—	187,616

Cash and cash equivalents at end of the year	$—	$197,959	$238,186	$—	$436,145

	H&R Block, Inc.	BFC	Other		Consolidated
Year Ended April 30, 2001	(Guarantor)	(Subsidiary Issuer)	Subsidiaries	Eliminations	H&R Block

Net cash provided by (used in) operating activities	$2,235	$(237,185)	$483,301	$—	$248,351

Cash flows from investing activities:
Purchases of available-for-sale securities	—	—	(10,636)	—	(10,636)
Maturities of available-for-sale securities	—	16,024	5,500	—	21,524
Sales of available-for-sale securities	—	319,620	36,572	—	356,192
Purchases of property and equipment, net	—	(47,462)	(44,949)	—	(92,411)
Payments made for business acquisitions	—	—	(21,143)	—	(21,143)
Proceeds from sale of subsidiary	—	—	23,200	—	23,200
Net intercompany advances	308,656	—	—	(308,656)	—
Other, net	—	14,458	(36,427)	—	(21,969)

Net cash provided by (used in) investing activities	308,656	302,640	(47,883)	(308,656)	254,757

Cash flows from financing activities:
Repayments of notes payable	—	(18,219,741)	—	—	(18,219,741)
Proceeds from issuance of notes payable	—	17,935,944	—	—	17,935,944
Payments on acquisition debt	—	—	(68,743)	—	(68,743)
Dividends paid	(108,374)	—	—	—	(108,374)
Payments to acquire treasury shares	(222,895)	—	—	—	(222,895)
Proceeds from issuance of common stock	19,550	—	—	—	19,550
Net intercompany advances	—	77,644	(386,300)	308,656	—
Other, net	828	—	1,221	—	2,049

Net cash used in financing activities	(310,891)	(206,153)	(453,822)	308,656	(662,210)

Net decrease in cash and cash equivalents	—	(140,698)	(18,404)	—	(159,102)
Cash and cash equivalents at beginning of the year	—	223,640	123,078	—	346,718

Cash and cash equivalents at end of the year	$—	$82,942	$104,674	$—	$187,616

MANAGEMENT REPORT

     We at H&R Block are guided by our core values of client focus, excellence, integrity, respect and teamwork. These values govern the manner in which we serve clients and each other, and are embedded in the execution and delivery of our financial reporting responsibilities to our shareholders. To that end, we maintain a comprehensive system of internal accounting controls designed to provide reasonable assurance the Company’s assets are safeguarded against material loss from unauthorized use or disposition, and authorized transactions are properly recorded. We support an extensive program of internal audits and require the management teams of our individual subsidiaries to certify their respective financial information. Appropriate communication programs aimed at assuring our policies, procedures and principles of business conduct are understood and practiced by our associates are also an integral part of the control environment at H&R Block.

     PricewaterhouseCoopers LLP audited our 2003, 2002 and 2001 consolidated financial statements and issued opinions thereon. Their audits were conducted in accordance with generally accepted auditing standards and included an objective, independent review and testing of the system of internal controls necessary to express an opinion on the financial statements.

     The Audit Committee of the Board of Directors, composed solely of outside and independent directors, meets periodically with management, the independent accountants and the chief internal auditor to review matters relating to the annual financial statements, internal audit activities, internal accounting controls and non-audit services provided by the independent accountants. The independent accountants and the chief internal auditor have full access to the Audit Committee and meet, both with and without management present, to discuss the scope and results of their audits, including internal control, audit and financial matters.

     The financial information in this Annual Report, including the consolidated financial statements, is the responsibility of management. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States and, where appropriate, reflect management’s best estimates and judgments.

/s/ Mark A. Ernst
Mark A. Ernst
Chairman of the Board, President and Chief Executive Officer

/s/ Frank J. Cotroneo
Frank J. Cotroneo
Senior Vice President and Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
H&R Block, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of stockholders’ equity appearing on pages 46-75 present fairly, in all material respects, the financial position of H&R Block, Inc. and its subsidiaries (the “Company”) at April 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Kansas City, Missouri
June 10, 2003

COMMON STOCK DATA

	Stock Price		Cash Dividend
	High	Low	Paid per Share

2002 FISCAL YEAR:
Quarter ended 7/31/01	$35.69	$26.50	$.15
Quarter ended 10/31/01	41.10	32.78	.16
Quarter ended 1/31/02	46.26	34.48	.16
Quarter ended 4/30/02	50.78	39.23	.16
2003 FISCAL YEAR:
Quarter ended 7/31/02	$48.28	$40.00	$.16
Quarter ended 10/31/02	53.15	37.45	.18
Quarter ended 1/31/03	43.05	30.74	.18
Quarter ended 4/30/03	44.35	35.47	.18

Traded on the New York Stock Exchange; Ticker Symbol: HRB

SELECTED FINANCIAL DATA
Amounts in thousands, except per share amounts and number of shareholders

	April 30,

	2003	2002	2001	2000	1999

FOR THE YEAR:
Total revenues	$3,779,767	$3,317,736	$2,981,337	$2,425,685	$1,619,577
Net earnings from continuing operations	$580,064	$434,405	$276,748	$251,895	$237,795
Net earnings	$580,064	$434,405	$281,162	$251,895	$215,366
AT YEAR END:
Total assets	$4,603,905	$4,230,791	$4,113,705	$5,700,146	$1,903,923
Cash, cash equivalents and marketable securities	$1,618,821	$997,319	$596,396	$681,567	$454,867
Long-term debt	$822,302	$868,387	$870,974	$872,396	$249,725
Stockholders’ equity	$1,663,709	$1,369,420	$1,173,741	$1,218,589	$1,061,987
Shares outstanding	179,601	181,126	183,608	196,070	195,258
Number of shareholders	30,716	31,094	31,523	33,557	34,624
MEASUREMENTS:
Per basic share of common stock:
Net earnings from continuing operations	$3.23	$2.38	$1.50	$1.28	$1.19
Net earnings	$3.23	$2.38	$1.53	$1.28	$1.08
Per diluted share of common stock:
Net earnings from continuing operations	$3.15	$2.31	$1.49	$1.27	$1.18
Net earnings	$3.15	$2.31	$1.52	$1.27	$1.07
Other per share data:
Cash dividends declared	$0.70	$0.63	$0.59	$0.54	$0.48
Net book value	$9.26	$7.56	$6.39	$6.22	$5.44
Return on total revenues	15.3%	13.1%	9.3%	10.4%	14.7%
Return on stockholders’ equity	45.2%	41.1%	29.7%	25.1%	22.0%
Return on average assets	14.0%	9.9%	5.3%	7.0%	9.0%
Working capital ratio	1.45	1.19	1.14	1.10	1.97
Debt to total capital ratio	34.5%	40.4%	44.0%	50.1%	23.2%
Total equity to total assets	0.36	0.32	0.29	0.21	0.56
Dividend yield	1.8%	1.6%	2.1%	2.6%	2.0%
Dividend payout ratio	21.7%	26.6%	38.5%	41.9%	44.1%